Marex is a diversified global financial services platform, providing essential liquidity, market access and infrastructure services to clients in the energy, commodities and financial markets. What’s inside 22 26 24 Products Clients Geographies Strategic Report 2024 highlights Our history Our investment case Chair’s review Chief Executive Officer’s review Our markets Our business model Our strategy Strategy in action Key Performance Indicators Financial review Business review Sustainability Sustainability highlights Our people strategy Our plant strategy Climate-related Financial Disclosure (‘CFD’) Statement Managing our risk Corporate Governance Board of Directors Audit and Compliance Committee Risk Committee Nomination and Corporate Governance Committee Remuneration Committee Directors' Remuneration Report Group Directors' Report Financial Statements Independent Auditor’s Report Consolidated Income Statement Consolidated Statement of Financial Position Consolidated Statement of the Changes in Equity Consolidated Statement of Cash Flows Notes to the Consolidated Financial Statements Company Statement of Financial Position Company Statement of the Changes in equity Company Statement of Cash Flows Notes to the Company Financial Statements Non-IFRS Measures and other KPIs

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

2024 highlights

A landmark year for Marex: successful public market debut, tenth year of profitable growth, and continued execution of our strategy

REVENUE
$1,594.7m
↑ 28%

PROFIT BEFORE TAX
$295.8m
↑ 51%

ADJUSTED PROFIT BEFORE TAX[1]
$321.1m
↑ 40%

RETURN ON EQUITY
25%
↑ 6ppt

DILUTED EARNINGS PER SHARE
$2.72
↑ 49%

ADJUSTED DILUTED EARNINGS PER SHARE[1]
$3.07
↑ 33%



Publicly listed on Nasdaq in April 2024 and subsequently increased public free float to over 50%

Extended track record of delivering sustainable growth in adjusted profit before tax

Delivered on our strategy to expand our capabilities, geographic reach and grow our client base

Successful $600 million senior unsecured notes, further diversifying funding sources and increasing liquidity headroom

Announced progressive dividend policy from Q2 2024

Maintained investment grade credit ratings with S&P Global and Fitch

1. In addition to our results determined in accordance with IFRS Accounting Standards, we also disclose non-IFRS measures. We believe these non-IFRS measures provide useful information both to management and investors in measuring our financial performance. Where a non-IFRS measures of performance is used, a reconciliation to the most directly related statutory measure is provided in the 'Non-IFRS measures and Other KPIs' section of this Annual Report and note 5 to the financial statements.

1

Marex's diversified and scalable platform offers liquidity, market access and hedging services to clients across a broad range of asset classes. Our four closely connected businesses provide our clients with the services that are essential to the management of their day-to-day businesses. Marex at a glance 2 Hedging and Investment Solutions 10% of Revenue1 Bespoke hedging solutions for commodity producers and consumers and investment solutions for asset managers Clearing 29% of Revenue1 Acting as principal on behalf of our clients, providing access to 60 exchanges globally Market Making 13% of Revenue1 Acting as principal to provide direct liquidity to our clients Agency and Execution 44% of Revenue1 Utilising broad market connectivity to match buyers and sellers on an agency basis 1. Revenue values by business segment do not sum up to 100% due to the exclusion of the Group's Corporate segment. The Corporate segment contributed Revenue of $63.9m during 2024. See our business model | Page 18

Our values Integrity: We pride ourselves on our honesty and high ethical standards. We apply these values when working with all our clients, colleagues and other stakeholders. Adaptable and nimble: We are proactive. We embrace change as markets evolve to constantly increase our efficiency and create innovative solutions for our clients. Developing our people: Our people are the basis of our competitive advantage. We look to ‘grow our own’ and make Marex the place ambitious, hardworking and talented people choose to build their career. Respect: Our people and our clients are at the heart of our business. We always act respectfully and treat people fairly in everything we do. Collaborative: By working together across the organisation, we foster teamwork, can better respond to challenges and successfully deliver for our clients. 3 40+ Offices around the world ~5,000 Active clients 60 Exchanges Globally Connected 2,400+ Employees1 1. Employees represent FTE as at 31 December 2024.

Marex's global footprint We have an extensive global footprint with over 40 offices across 18 countries, and are focused on growing our presence in the Middle East, the Americas and Asia Pacific. Marex at a glance continued 4 $578m $458m REVENUE 36% 2024 2023

5 $885m $692m REVENUE 56% $131m $95m REVENUE 8% 2024 2023 2024 2023

Marex Group plc | Annual Report 2024
Strategic Report | Corporate Governance | Financial Statements

Our history

Marex has evolved into a diversified and scalable global financial services platform

Delivering strong performance through a variety of macroeconomic and market conditions

● Group Revenue

2011

$230m

~1,000 clients
Over 5 offices

Acquires Spectron Group

Forms Marex Spectron – now trades in metals, agricultural products and energy

2016

Launches Neon trading, risk and data platform

2017

Launches Marex Solutions

2019

$352m

~2,000 clients
Over 15 offices

Acquires Rosenthal Collins Group

Launches Marex Clearing Services

Acquires CSC Commodities

6

7 Acquires Tangent Trading to trade recycled metals Acquires XFA a North American ETD execution broker ~4,000 clients Over 35 offices ~5,000 clients Over 40 offices Changes name to Marex Acquires Volcap Acquires TD Cowen’s prime brokerage and outsourced trading divisions Becomes a publicly listed company on Nasdaq Acquires ED&F Man Capital Markets $1.2bn $1.6bn

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Our investment case


45.

Large and growing market

Large global addressable market, supported by secular growth trends

~2%

MARKET SHARE OF[1]

~$75bn

SERVICEABLE ADDRESSABLE MARKET[2]

~6%

15-YEAR COMPOUND ANNUAL GROWTH RATE ('CAGR') IN COMMODITIES AND FINANCIAL DERIVATIVE VOLUMES[3]

See our markets | **Page 16**



Positive competitive dynamics

High barriers to entry and scale, from regulatory and technology requirements, with declining competitive intensity

Top 10

RANKED FUTURES COMMISSION MERCHANT (FCM)[4]

1st

RANKED NON-BANK FCM[4]

~55%

DECLINE IN NUMBER OF FUTURES COMMISSION MERCHANTS SINCE 2002[3]



Scalable platform

Track record of organic growth and value-accretive acquisitions, expanding our product capabilities, geographic footprint and client base

60

EXCHANGES

18

COUNTRIES

~5,000

CLIENTS

See our business model | **Page 18**

Source: Marex estimates, Bloomberg, BIS, FIA, CFTC

1. Includes management estimates based on publicly available data for peers. Peer data may not be directly comparable.
2. Total addressable market as of December 31, 2024, and based on management estimates. Methodology compares Marex's volumes to total market volumes in each segment to derive market share. Market share is then grossed up by Marex revenue to derive total addressable market.
3. FIA Data, includes exchanged traded volumes on key exchanges for Marex (CBOE, CBOT, CME, COMEX, Eurex, Euronext, ICE, LME, SGX, Singapore) for Agriculturals, Energy, Non-Precious Metals (Commodities) and Currency, Equity Index, Individual Equity, Interest Rates (Financials).
4. Commodities Futures Trading Commission data which refers to US FCMs.

8

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements



Client-driven business model

Robust and proactive approach to risk management driving stability of earnings

100%
POSITIVE TRADING MONTHS IN MARKET MAKING SINCE 2021

$3.2m
AVERAGE VaR[2]

See our financial review | **Page 30**


ONE WAY

Diversified and resilient business

Enabling strong growth across a variety of market conditions, while maintaining a prudent approach to capital and liquidity

35%
ADJUSTED PROFIT BEFORE TAX[1] CAGR FOR THE PAST 10 YEARS

234%
TOTAL CAPITAL RATIO

BBB-
INVESTMENT GRADE CREDIT RATING

See our financial review | **Page 30**



Strong management

Highly experienced management team and a positive culture

26+ years
INDUSTRY EXPERIENCE ON AVERAGE ACROSS EXECUTIVE TEAM

~9%
BELOW INDUSTRY AVERAGE VOLUNTARY STAFF TURNOVER (17%)

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.
2. Represents average daily value at risk (VaR), across both Marex Financial and Marex Capital Markets Inc, which comprises risk in the Market Making segment and excludes the Hedging and Investment Solutions business which is controlled through stress testing.

9

In another year full of notable achievements for Marex, the standout event was undoubtedly our successful listing on Nasdaq in April. Amid all the excitement surrounding artificial intelligence and technology stocks during 2024, it is easy to forget that equity markets in the spring were volatile and the IPO market remained subdued. That we were able to achieve an oversubscribed offer is testimony to the persistence and skill of our management team in persuading a wide range of quality institutions of the attractions of the Marex story. As well as providing additional capital for growth and a partial exit for our original backers, the IPO proved to be a galvanising event for the firm and an affirmation of the extraordinary progress made over the past few years. Internally too it was a source of pride and excitement as the occasion was celebrated with parties and events in our offices from Singapore to Chicago and all points between. Chair’s review 10 Notwithstanding the enormous growth we have already achieved, we remain excited about the opportunities that still lie before us as we operate in large addressable markets of which, in many cases, we still have relatively small shares." Robert Pickering Chair See our business model | Page 18 Discover our strategic progress | Page 20 See our global reach | Page 4 Discover more in our business review | Page 38 Discover more on our Non-IFRS measures in our 'Non- IFRS measures and Other KPIs section' | Page 251

Our shares have traded well since the IPO and in October we completed a successful secondary offering, placing 9.7 million shares with institutional investors and increasing the public float to approximately 52%. While all this was going on, the business continued to perform very well, delivering a tenth consecutive year of growth in Adjusted Profit Before Tax1. All our businesses grew their revenues strongly, benefiting from a virtuous circle of greater scale, increased market shares and favourable market conditions. The net result of this progress was a 40% increase in Adjusted Profit Before Tax1 to $321.1m, with an Adjusted Profit Before Tax1 margin of 20%. Reported Profit Before Tax increased 51% to $295.8m. Reported Return on Equity was 25%. Marex operates in a large and attractive global market which has secular growth trends and high barriers to entry. This means that the platform we have built, which comprises our four business lines of Clearing, Agency and Execution, Market Making, and Hedging and Investment Solutions, is well placed to benefit. The essential services that Marex provides connect clients to markets and help them manage their businesses day-to-day. As one of the largest non-bank clearing firms, we offer clients capital strength and financial firepower as well as client service, agility and scalable technology infrastructure. Meanwhile, larger competitors are moving away and smaller players lack the scale to compete and face high costs for complex regulatory, compliance and technology infrastructure requirements. As we have continued to strengthen our position, Marex's growth has outpaced growth in overall volumes in almost all markets in which we operate. We are gaining market share as we increase the number of clients we service and strive to become more relevant to them. One of the initiatives I am most excited about is our cross selling effort which aims to marshal our whole range of capabilities, bringing them together into a bespoke offering, tailored to the client’s individual needs. The assumption of risk in support of our clients’ business is an integral part of Marex's model and we devote a great deal of effort and resource to understanding and controlling it, and to ensuring that we operate within our board-approved risk appetite. An essential element of this is the maintenance of a strong balance sheet with ample surplus capital and liquidity to satisfy our regulators and support our investment grade credit ratings. These ratings are important in demonstrating to Marex's clients our status as a trusted counterparty. We have continued to diversify our sources of funding and, in late October, we completed a public offering of $600m senior notes which attracted strong investor support. The growth in our business has required a further increase in our headcount and, at the end of 2024, we employed over 2,400 colleagues, up from over 2,100 twelve months earlier. Part of this increase was represented by our first graduate intake programme which I see as an important, long-term initiative to create a cohort of Marex alumni and cement a one-firm approach and culture. We have continued to make strides towards meeting our climate-related reporting requirements, with improved reporting on our carbon emissions and concrete steps taken to meet Climate Related Financial Disclosures requirements. We have also taken steps to meet future reporting requirements, such as the Corporate Sustainability Reporting Directive. Dividend We announced a dividend at the second quarter of 2024, with a quarterly dividend per share of $0.14 representing an annualised dividend per share of $0.56 post the Group's successful IPO. 11

The Board There have been a few changes to the composition of your Board during the year. Following the IPO, Jeremy Isaacs and Joe Cohen stepped down. Jeremy and Joe were original backers of the buyout of what became Marex and have been tireless in their support of, and enthusiasm for, the business for more than 10 years. Their wisdom and experience have already been missed. We were all delighted to learn that Jeremy had received a knighthood in the King’s New Year's honours list for philanthropy and, in particular, for his incredible work as Chair of the Trustees of Noah's Ark Children's Hospice. Madelyn Antoncic also stepped down from the board and we thank her for her service during 2024 when her expertise and advice, notably on risk-related issues, was of great value. On the other side of the ledger, we welcomed John Pietrowicz to the board in April. John recently retired as Chief Financial Officer of CME Group, the world’s leading derivatives marketplace, and he brings a huge range of valuable experience to the board. We also welcomed Henry Richards back to the board representing JRJ Group, our principal private equity investor. Outlook 2024 will go down as a milestone year in the development of our firm when all the work we have done to build the business, both organically and through acquisition, came to fruition and enabled us to achieve our long-term aim of listing on a major stock exchange. Notwithstanding the enormous growth we have already achieved, we remain excited about the opportunities that still lie before us as we operate in large addressable markets of which, in many cases, we still have relatively small shares. While we are proud of our roots in the commodities world, we will continue to diversify with the goal of building a modern financial services platform capable of being scaled to many times its current size. In order to do this, we will need to continue investing in our people and culture as well as being attentive to our clients’ needs and engaging constructively with our regulators around the world. We will also need to reward the trust that our new investors have put in us. The political and economic background is uncertain and we may face headwinds in the short term as interest rates reduce. But the platform we have built is a strong one and I am confident that we will continue to prosper over the long term. Robert Pickering Chairman 5 March 2025 12

This is our first annual report to shareholders since our successful IPO on Nasdaq. I'm delighted to report a 40% increase in profitability as we add another year of sequential profit growth to our long-term track record. 2024 was another exceptional year of growth. Revenues increased 28% to $1.6bn , Adjusted Profit Before Tax1 was up $91.1m (40%) to $321.1m and Profit Before Tax increased $99.3m (51%), to $295.8m . With profit growing faster than revenue, margins increased to 20% from 18% demonstrating platform economics as we grow. 2024 was our tenth year of sequential growth, maintaining a 35% compound annual growth rate in Adjusted Profit Before Tax1 over the past decade. It is pleasing that in a year with fewer acquisitions as we focused on our IPO and secondary sell down, our organic growth was broad based with all our segments delivering double digit growth as we increased recurring revenues and gained market share. We continued to win new clients and deepen our relationships with existing clients, demonstrating the increased demand for the services we provide connecting our clients to markets. Our active clients rose to around 5,000 from around 4,000 in 2023, with the number of clients who do more than $1 million of business with us rising 17% to 270. We continue to see a significant opportunity to cross-sell additional services to our existing clients so that they benefit from the full value proposition from our platform and we see this as an important engine for growth. Chief Executive Officer’s review 13 We have had a successful year, and it is heartening as a newly listed company to have had so many positive interactions with institutional investors.” Ian Lowitt Chief Executive Officer See our business model | Page 18 Discover our strategic progress | Page 20 See our global reach | Page 4 Discover more in our business review | Page 38 Discover more on our Non-IFRS measures in our 'Non-IFRS measures and Other KPIs' section | Page 251 1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail. 1

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Chief Executive Officer's review continued

REPORTED PROFIT BEFORE TAX

$295.8m


2024
$295.8m
2023
$196.5m

ADJUSTED PROFIT BEFORE TAX[1]

$321.1m


2024
$321.1m
2023
$230.0m

TOTAL ANNUALISED DIVIDEND PER SHARE (POST IPO)*

$0.56

*Announced progressive dividend policy from Q2 2024 and quarterly dividend of $0.14 per share post IPO

The highlight of our year was going public on Nasdaq, which raised the profile of Marex as a brand, not only with investors, but also with clients, providing them with greater comfort in our position as a leading player in our industry.

We were also able to execute a successful secondary offering. Our first follow on attracted very strong demand and we were able to upsize the deal by 20%. The strong investor interest in both our initial and secondary offering is testament to Marex's growth strategy and performance. We are very grateful for the time and energy our new investors have taken to get to know us and for the invaluable feedback they provide.

The IPO provides us with currency that will enable us to acquire businesses which align with our strategy in the future. It also enables us to compensate staff with a publicly traded security, which aligns us with investors and provides a common focus.

We announced two acquisitions during 2024 that we expect to close in the first half of 2025. Aarna Capital, an Abu Dhabi based clearing firm, provides sizeable day one synergies as we can extend our superior terms of trade to their client flow and expands our footprint in the Middle East. Hamilton Court Group, a UK FX specialist, will increase our capabilities in financial markets, and also adds new clients to our platform.

In our Environmentals business we have also seen opportunities to expand our capabilities. Through the acquisition of Dropet and our investment in Key Carbon we have expanded the range of renewables we can offer to our clients. Key Carbon helps to finance the production and distribution of low-emission, affordable cookstoves within Africa through the project developer Global Cookstoves. This investment will provide us with access to a wider carbon client base and a more diversified stream of carbon credits, alongside our Global Mangrove Trust project. These moves enable us to better serve our clients as they transition to a low carbon economy.

Business performance

Marex has increased volumes and revenue across each segment, growing at a faster rate in almost all markets, and we have seen double digit growth in all our business segments for 2024.

Clearing revenue rose 25% to $466.3m and Adjusted Profit Before Tax[1] was up 34% to $247.3m due to increased activity on our platform. Agency & Execution saw revenue up 28% to $695.2m and Adjusted Profit Before Tax[1] up 50% to $107.9m due to a strong performance in Energy and the full-year impact of the Cowen transaction. Market Making benefited from exceptionally strong conditions in the metals market in the second quarter with revenue for the full year rising 35% to $207.8m and Adjusted Profit Before Tax[1] up 97% to $65.6m. Hedging and Investment Solutions revenue rose 26% to $161.5m and Adjusted Profit Before Tax[1] increased 24% to $42.0m, even as it invested heavily in technology and infrastructure in 2024.

During the second half of 2024, Marex became the largest non-bank Futures Commission Merchant (FCM), according to CFTC data. We overtook four other FCMs securing eighth position for client margin posted for Futures and Options in the US. This ranking illustrates our strong position in clearing and our ongoing gains in market share.

We continue to take a prudent approach to managing our balance sheet and took steps this year to further diversify our funding sources, raising $600m in senior notes in October. I'm also pleased to note that, as with our secondary sell down, we were able to upsize this debt deal due to strong demand from investors. This liquidity supports our growth as we deploy capital to support our clients.

We continue to manage risk and monitor client positions intently so we can navigate market turbulence and support our clients during challenging periods.

People

Marex operates in a competitive marketplace. Our success in gaining market share across all our business segments is testament to the strength of our organisation and our ability to attract and retain the best talent. We believe our culture sets us apart from our competitors. We encourage entrepreneurship and an agile mindset as well as high levels of collaboration, particularly as we continue to prioritise cross selling our products and services.

In 2024 we added 650 new colleagues, and we have continued to focus on creating an environment where people can thrive and grow their careers. We've continued to develop our talent through the introduction of Marex Academy, a learning management system portal which offers colleagues access to training sessions both online and in person.

14

To build the best team and encourage collaboration, it’s important that we develop an inclusive culture where everyone feels they can thrive and perform at their best. As such we’ve continued our initiatives to ensure a welcoming working environment for people of all backgrounds and identities, which we will continue to actively pursue. This has been an extremely exciting year for Marex, and we were able to celebrate our shared success with our IPO on Nasdaq. I’d like to thank all our colleagues for all their hard work in helping to build Marex into a successful public company. Positive Outlook We have enjoyed a very successful year, and it is heartening as a newly listed company to have had so many positive interactions with institutional investors. Our growth demonstrates the power of our business model which allows us add clients to our diversified platform and then grow the business we do with them through our interconnected and mutually supportive range of services. Our post-IPO journey has confirmed our view of the opportunities available to us. We are successfully executing the strategy we presented at IPO. Our scalable platform means we are well positioned to achieve continued structural growth that will offset the impact from cyclical headwinds. We believe our growth will be secular, not cyclical. We continue to see clear opportunities to add to our capabilities and our geographic footprint and invest, both organically and inorganically. We continue to invest in growth initiatives across our four service areas so we can grow our business across a variety of market environments. I’m very proud of the success we’ve enjoyed in 2024. Across the Group, Marex colleagues are committed to providing clients with excellent service and continuing to build a firm that will deliver for our clients and our investors. Ian Lowitt Chief Executive Officer 5 March 2025 15 1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Our markets

Marex operates in a large and attractive global market, supported by secular industry growth trends, which provide a strong basis for our continued growth.



Large addressable market

We estimate our serviceable addressable market ('SAM') to be around $75 billion per annum in revenue terms. With a market share of only c.2%, we see material opportunities to gain share in a growing market, one that is supported by secular trends. To increase our share, we are expanding our product offering and geographic footprint, while adding new clients and doing more business with our existing clients.

Large serviceable addressable market[1]


~$75bn

Market Making	$5bn
Agency & Execution	$29bn
Clearing	$27bn
Hedging & Investment Solutions	$14bn

Market growth

The markets that we service are large, well-established and growing. Our analysis suggests that together, the commodities and financial derivative market volume has grown at a 6% CAGR over the past 15 years, with commodities at 7% and financial derivatives at 5%. Although the growth rate in any given year can be impacted by external events, which can impact volatility or the risk appetite of market participants and cause market conditions to evolve, we anticipate that market volumes in these core markets will continue to increase gradually. The consistent volume growth over the long term has resulted from demographic trends and globalisation, with the demand for energy, commodities and financials steadily increasing. In addition, increased demand for exchange-traded derivative products after the financial crisis presents a tailwind for the addressable markets across asset classes.

Exchange-traded commodity and financial derivative contract volumes (bn)[2]


15-year CAGR +6%
5.9
1
4.9
8.6
2
6.6
13.6
2.7
10.9
2009
2016
2024
Financials
Commodities

1. Total addressable market as of December 31, 2024, and based on management estimates. Methodology compares Marex's volumes to total market volumes in each segment to derive market share. Market share is then grossed up by Marex revenue to derive total addressable market.
2. Source: FIA Data, includes exchanged traded volumes on key exchanges for Marex (CBOE, CBOT, CME, COMEX, Eurex, Euronext, ICE, LME, SGX, Singapore) for Agriculturals, Energy, Non-Precious Metals (Commodities) and Currency, Equity Index, Individual Equity, Interest Rates (Financials).

16

Positive competitive dynamics Marex is well positioned within an attractive growth market which is characterised by declining competitive intensity. Investment and commercial banks are retrenching from commodities trading as well as reducing capital-intensive activities such as clearing, while smaller competitors are less able to take advantage of these opportunities given the regulatory complexity and the investment in technology which is required to be successful in this market. So we see material opportunity to continue gaining market share from both our larger and smaller competitors. We remain nimble and entrepreneurial, focused on providing excellent service to our clients, but we also have impressive scale and significant capital. This, combined with our investment grade credit rating, allows us to leverage our global footprint and broad asset class coverage to increase our market share. These market dynamics have supported Marex’s ability to consistently deliver double-digit growth, both in Revenue and Adjusted Profit Before Tax1, in recent years. We anticipate these market dynamics will continue to support future growth. 17 1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.

Our diversified and scalable platform connects our clients to energy, commodities and financial markets globally. Underpinned by our strong foundations Strong capital and significant liquidity headroom underpinning investment grade credit rating Client-driven business model and proactive approach to risk management Technology-driven service offering through our Neon client platform Total capital ratio (31 December 2024) Average Value at Risk (VaR)2 234% $3.2m Our business model 18 Further information | Page 37 Agency and Execution Utilising our deep market knowledge, we match buyers and sellers on an agency basis by facilitating price discovery across a broad range of commodities and financial markets. Clearing We provide the connectivity that allows our clients access to exchanges and central clearing houses. As clearing members, we act as principal on behalf of our clients. Hedging and Investment Solutions We offer bespoke hedging and investment solutions for our clients. Given that we hold the principal balance of the issued notes on our balance sheet, our structured notes offering also provides a source of liquidity for our business. Market Making We act as principal to provide direct market pricing to professional and wholesale counterparties in a variety of commodity and securities markets. 1. Revenue values by business segment do not sum up to 100% due to the exclusion of the Group's Corporate segment. The Corporate segment contributed $63.9m of revenue during 2024. 2. Represents average daily value at risk (VaR), across both Marex Financial and Marex Capital Markets Inc, which comprises risk in the Market Making segment and excludes the Hedging and Investment Solutions business which is controlled through stress testing.

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Outcomes

A proven track record of delivering consistent and scalable growth across a variety of market environments.

Our strategy of expanding our product offering and global reach, both organically and through value-accretive M&A, enables us to deepen and grow our client relationships.

10-year track record of delivering sequential profit growth ($m)[1]


Profit After Tax
CAGR: ~28%
CAGR: ~35%
$18
$16
$57
$80
$98
$122
$141
$230
$218
$321
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Value created for our stakeholders

Clients

We have built a client-focused business model at Marex – we strive to provide innovative products, value-added insights and high-quality service. Our growth strategy centres on attracting new clients onto our platform and increasing the business we do with all our clients over time.

Active Clients[2]

~5,000

Further information | **Page 26**

Employees

Our people are our most important resource, working as a team to serve our clients. Our 2024 employee engagement survey showed that we maintained our engagement scores across the Group from the year earlier. We are pleased to see this manifest itself in strong retention, and staff turnover that is below the industry average.

Voluntary staff turnover[3]

~9%

Compared to industry average of 17%

Further information | **Page 49**

Investors

Marex is a diversified and resilient business focused on delivering sustainable growth and strong returns over the long term and a progressive dividend policy. This creates an attractive proposition for debt and equity investors as we look for partners to support the future growth and evolution of the Group.

Total Shareholder Return ('TSR')[4]

66%

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.
2. Active clients are defined as generating more than $5,000 in Revenue per annum.
3. 2024 Payscales Compensation Best Practice Report.
4. TSR represents the Group's share price performance and dividends paid since the Group's IPO in April 2024.

19

Marex aims to deliver sustainable growth by expanding our product offering and geographic footprint to deepen our client relationships, building a diversified and resilient platform. Our strategy 20

Our growth strategy is to build a diversified global platform and broaden our capabilities as we connect clients to global markets. We continually look to expand our product coverage and geographic footprint, allowing us to bring more clients onto our platform and deepen relationships with existing clients. We have developed a scalable platform, and our people are focused on delivering high-quality service to our clients, to differentiate us from our competitors. As our platform grows, we will continue to supplement the numerous organic growth opportunities that we see in the markets in which we operate with selective, value-accretive acquisitions to accelerate our development. Delivering growth across: As our platform grows, we have expanded into adjacent products and regions, organically and through acquisitions, in the following ways: • Firstly, by increasing the number of clients we service on our platform by continually developing new client relationships and deepening those we have with existing clients by leveraging our full-service offering. • Secondly, by extending our geographic coverage by building out our presence in the Americas, Asia Pacific and the Middle East and continuing expansion in Europe. • Thirdly, by expanding our product offering adding adjacent asset classes. This includes continuing to grow our full service capabilities in renewables and environmentals to support our clients in the transition to a lower carbon economy, and by increasing our coverage of the financial securities markets in both Clearing and Agency & Execution, diversifying from the commodities markets which were historically the focus of the Group. Successful execution of this strategy over the last five years has created a business with a track record of delivering sustainable growth across both strong and weak macroeconomic environments. 21

Focusing on our four services, we look to expand our product and asset class coverage into adjacent markets to increase our relevance to a broader client base. Strategy in action 22 We are committed to supporting our clients in the transition to a low carbon future. That means that we have continued to invest in new products and services to help them on their journey to net-zero. In 2024, we increased our capabilities in biofuels and invested in upstream carbon offsets." Bastien Declercq Head of Environmentals and CEO of CSC Commodities

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Recent progress:

Over the last few years, we have gradually expanded our product and asset class coverage through both organic growth and acquisitions.

- We continue to invest in our environmentals capabilities through the acquisition of Dropet, a European biofuels specialist, and investment in Key Carbon, providing access to carbon credits and a wider client base.
- The foreign exchange ('FX') markets offer a significant growth opportunity. We are building out our FX hedging capabilities by hiring experienced market professionals in our Agency and Execution business. We launched Neon FX, leveraging our Neon client platform to streamline liquidity on key currency pairs for spot and forward contracts. We also announced the acquisition of Hamilton Court Group, expanding our FX operations in Europe.
- We now offer prime services and outsourced trading capabilities for clients across Europe, the US, Asia and Middle East.

Looking ahead:

We continue to see both organic and inorganic opportunities to further develop our capabilities to fill gaps in our market coverage in all our businesses. This includes precious metals and selected energy markets in Market Making, swaps and securities services in Clearing, structured FX and equity derivatives in Agency and Execution, and further expanding the range of products our Solutions business offers, including crypto and custom indices products.


Prime Services
Equity Securities
FX Securities
Biofuels and Biogas
Recycled Metals
Emissions

Client Case Studies

Leading gas utility

We have deepened our relationship with a large energy supplier in Agency and Execution by expanding our existing relationship to include Clearing services. The Clearing team onboarded the client in the second half of 2022 and have increased our revenue to over $3.8m in 2024.


Clearing
Other
$0.8
$0.8
$3.8
$1.9
$1.9
2021
2024

Large trading house

Over recent years we have built an increasingly strong relationship with this large global cross-asset trading business and have become a trusted counterparty providing services across a variety of markets, including energy, metals and agriculture.


Securities
Other
$2.6
$0.8
$1.8
$12.6
$7.7
$4.9
2021
2024

Global commodities group

Since 2021, we have significantly expanded our relationship with this large global commodities group, increasing the volumes transacted, adding additional asset classes – including agriculture and metals – while also adding Clearing services which have delivered a meaningful increase in revenue over that period.


Clearing
Energy
Securities
$5.3
$1.2
$4.1
$0.0
$14.7
$7.5
$7.1
$0.1
2021
2024

23

We have an extensive global footprint across 18 countries and are actively increasing our presence in the Americas, Middle East and Asia Pacific, which are growth markets for us. Strategy in action 24 Expanding our business in the Americas has been an important pillar for Marex's growth strategy. Our breadth of coverage across financials, energy, environmentals, metals and agriculture markets positions us well to continue to grow our client franchise, not just in the Americas, but globally." Ram Vittal CEO, Americas

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Recent progress:

Expanding our global footprint is a core part of our strategy to diversify our business and grow our client base.

Recent acquisitions have significantly increased the scale of our operations in the US market. We have 733 FTEs across 14 offices offering of clients all four services across a range of commodity and financial markets. We are building out our presence across the Americas region, adding additional offices in regional US cities to expand our distribution capabilities, and with our Clearing and Solutions businesses offering services to clients in Brazil.

Marex has gradually expanded its operations across the APAC region to include 203 FTEs in offices across Hong Kong, Singapore, Australia and New Zealand. Clearing memberships with SGX and ASX exchanges have supported onboarding of new clients in the region and contributed to growth in client balances.

The Middle East region offers a significant opportunity for us to expand our growing client base, particularly to a large number of clients active in the energy and commodity markets. We now have around 60 people in the region offering our four core services to clients across energy, metals and financial markets.The planned acquisition of Aarna Capital also gives us a presence in Abu Dhabi and expands our Clearing capabilities in the region.

Looking ahead:

We continue to see opportunities for growth in both the securities and commodities markets across all regions, the Americas, Middle East and APAC, both organically and through selective acquisitions.


Revenue by Geography
8%
36%
56%


Outside circle – Adjusted Profit Before Tax[1]
Inside circle – Reported Profit Before Tax
8%
9%
35%
37%
54%
57%
EMEA
Americas
APAC


Americas
Revenue ($m)
142
206
458
578
2021
2022
2023
2024


EMEA
Revenue ($m)
373
463
692
885
2021
2022
2023
2024


APAC
Revenue ($m)
27
42
95
131
2021
2022
2023
2024

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.

25

Our four interconnected businesses provide services that are essential for our clients to run their businesses effectively on a daily basis. We look to add new clients and deepen relationships with our existing clients, through cross-selling across our platform. Strategy in action 26 Our strategy is centred around deepening our client relationships and increasing our relevance to them, by offering additional services across more geographies and ensuring they experience the full value proposition from our global platform." Paolo Tonucci Chief Strategist and CEO, Capital Markets

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Recent progress:

We have continued to be highly successful in bringing new clients onto our platform, through our strategy of expanding our product offering and geographic footprint. The total number of active clients has grown from ~4,000 in 2023 to ~5,000 in 2024, while we have increased average balances to $13.5bn at the end of 2024. Our strategy also enables us to increase the amount of business we do with our largest clients, deepening our relationships in the process. We have a significant opportunity to cross-sell additional services to our existing clients, so that they experience the full value proposition from our platform.

Our clients:

Our client revenue is weighted towards producers and consumers of commodities or clients who have to trade regardless of market conditions.


Large Banks
Commodities producers, consumers & merchants
Asset managers and other market participants
15%
30%
55%

Bringing new clients onto our platform:

Number of Active Clients

~5,000


2,200
2,800
4,000
5,000
2021
2022
2023
2024

Widening the list of large clients:

Number of clients > $1m of Revenue grew

17%


70
80
230
270
2021
2022
2023
2024

Diversifying client base:

Number of clients $250k – $1m of Revenue grew

17%


220
270
530
620
2021
2022
2023
2024

27

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Key Performance Indicators

We use Key Performance Indicators ('KPIs') to monitor our performance and track progress against our growth strategy.

Our Financial KPIs

Revenue

$1,594.7m

Revenue as reported in the audited Consolidated Income Statement.


2024 $1,595m
2023 $1,245m
2022 $711m
2021 $542m

Reported Profit Before Tax

$295.8m

Profit Before Tax as reported in the audited Consolidated Income Statement.


2024 $296m
2023 $197m
2022 $122m
2021 $70m

Adjusted Profit Before Tax[1]

$321.1m

Adjusted Profit Before Tax is a measure of the underlying profitability of the Group and excludes items that are considered to be non-operating, such as exceptional items.


2024 $321m
2023 $230m
2022 $122m
2021 $80m

Return on Equity

25%

The annual return the Group produces on its equity capital base, calculated as reported profit after tax divided by average total equity.


2024 25%
2023 19%
2022 17%
2021 12%

Reported Profit Before Tax Margin

19%

Profit Before Tax Margin as reported in the audited Income Statement.


2024 19%
2023 16%
2022 17%
2021 13%

Adjusted Profit Before Tax Margin[1]

20%

Adjusted Profit Before Tax as a percentage of Revenue.


2024 20%
2023 18%
2022 17%
2021 15%

> Read more about our financial KPIs | **Page 30**

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.

28

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Total Capital Ratio

234%

Indicates the financial strength of the business.The Group's total capital resources as a percentage of total risk exposure calculated under the UK Investment Firms Prudential Regime ('IFPR') (came into force from January 2022).


2024 234%
2023 229%
2022 266%
2021 164%

Average balances[1]

$13.5bn

Average Balances are calculated using an average of the daily holdings in exchanges, banks and other investments. They are a measure of client activity on our platform.


2024 $13.5bn
2023 $12.9bn
2022 $9.5bn
2021 $5.0bn

Our Non-Financial KPIs

Contracts Cleared (million)

1,116

Represents the number of contracts cleared through our Clearing business. It is a measure of client activity on our platform.


2024 1,116
2023 856
2022 248
2021 198

Average Number of Employees

~2,300

Average full time equivalent ('FTE') headcount is an indication of the size of the Group and tracks our growth over time.


2024 2,334
2023 1,914
2022 1,241
2021 1,062

> Read more about our financial and non-financial KPIs | **Page 38**

1. Average balances are calculated using an average of the daily holdings in exchanges, banks and other investments over the period and is presented on this basis for years ended 31 December 2024 and 2023. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period and is presented on this basis for the years ended 31 December 2022 and 2021.

29

Our 2024 financial performance demonstrated the strength and scalability of our diversified global platform. Financial review 30 See our business model | Page 18 Discover our strategic progress | Page 20 See our global reach | Page 4 Discover more in our business review | Page 38 Discover more on our Non-IFRS measures in our 'Non-IFRS measures and Other KPIs' section | Page 251 2024 was another year of strong profitability as our strategy continued to deliver structural growth. We have invested further in this strategy to expand our product offering and geographic reach, increasing our relevance to a growing client base. We have done this while retaining a prudent approach to capital management and diversifying our sources of funding.” Rob Irvin Chief Financial Officer

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Highlights

REVENUE

$1,594.7m

↑ 28%

PROFIT BEFORE TAX

$295.8m

↑ 51%

ADJUSTED PROFIT BEFORE TAX[1]

$321.1m

↑ 40%

RETURN ON EQUITY

25%

↑ 6ppt

DILUTED EARNINGS PER SHARE

$2.72

↑ 49%

ADJUSTED DILUTED EARNINGS PER SHARE[1]

$3.07

↑ 33%

Our reported results are prepared in accordance with International Financial Reporting Standards ('IFRS® Accounting Standards'), as detailed in the notes to the financial statements starting on page 157. In addition to our results determined in accordance with IFRS Accounting Standards, we also disclose non-IFRS measures. We believe these non-IFRS measures provide useful information both to management and investors in measuring our financial performance. Where a non-IFRS measure is used, a reconciliation to the most directly related statutory measure is provided in the 'Non-IFRS measures and Other KPIs' section of this Annual Report and note 5 to the financial statements.

Revenue

The Group delivered strong performance in 2024 with revenue growth of 28% to $1,594.7m (2023: $1,244.6m). Revenue increased as follows:

	2024 $m	2023 $m	Change
Revenue	**1,594.7**	1,244.6	28%
– Net commission income	**856.1**	704.9	21%
– Net trading income	**492.4**	411.4	20%
– Net interest income	**227.1**	121.6	87%
– Net physical commodities income	**19.1**	6.7	185%

Performance for the year ended 31 December 2024

Revenue grew by 28% to $1,594.7m (2023: $1,244.6m) driven by robust client activity, market share gains and supportive market conditions, as well as the benefits of our prior acquisitions.

Revenue growth was driven by net commission income which increased by 21% to $856.1m (2023: $704.9m). The increase occurred mainly in Agency and Execution, which increased by 26% to $597.1m (2023: $473.4m) reflecting $64.8m growth from increased customer activity in Energy, $37.9m from our Prime Services business, which we acquired from TD Cowen and $23.2m growth contributed from a strong performance in Credit. Net commission income also notably increased in our Clearing segment which increased by 11%, reflecting favourable market conditions in Metals in the second quarter resulting from revised guidance on Russian metals, as well as a 30% increase in contracts cleared to 1,116m (2023: 856m).

Net trading income rose by 20% to $492.4m (2023: $411.4m). This was driven by our Hedging and Investment Solutions business, which increased by 27% to $210.3m (2023: $165.7m) as demand grew for commodity hedging and financial products.

Net trading income was also significantly higher within our Market Making segment which increased 18% to $215.6m (2023: $182.8m). This increase was driven primarily from Metals, which increased by $17.8m, reflecting exceptional market conditions and market sentiment in the second quarter across Copper, Aluminium and Nickel, following revised guidance on Russian metals from the LME, as well as increased trading income from agriculture and securities which increased by $8.1m and $8.1m respectively.

Net interest income increased by 87% to $227.1m (2023: $121.6m). This growth was driven by higher average balances, which increased to $13.5bn (2023: $12.9bn) and higher investment returns, driven by an increase in the average Fed Funds rate to 5.2% (2023: 5.0%), as well as $26.9m growth from our Prime Services business, which we acquired from TD Cowen.

Net physical commodities income increased by 185% to $19.1m (2023: $6.7m). This increase was primarily due to an increase in sales volumes from physical recycled metal, largely driven by growth in demand for recycled metals.

31

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Financial review continued

Compensation and benefits expense increased by 26% to $971.1m for the year ended December 31, 2024 (2023: $770.3m) primarily due to a higher number of average FTEs, which increased to 2,334 (2023: 1,914) reflecting a 22% increase in average front office FTEs and a 22% increase in control and support FTEs as we continue to invest in our control and support functions.

Depreciation and amortisation expense increased by 9% to $29.5m for the year ended December 31, 2024 (2023: $27.1m). The increase was primarily due to the depreciation and amortisation of assets acquired during 2024, which were mainly right of use assets and property, plant and equipment acquired as a result of business combinations.

Other expenses increased by 29% to $306.3m for the year ended December 31, 2024 (2023: $237.4m). This increase was primarily driven by activities relating to the preparation for our IPO, including increased legal and professional costs, additional costs due to acquisitions and increased audit costs.

Tax expense increased by 41% to $77.8m (2023: $55.2m) driven primarily by an increase in profit before tax to $295.8m (2023: $196.5m). The Group's effective tax rate decreased 200 basis points to 26% (2023: 28%).

Summary Financial Results

The table below shows the Group income statement, including Adjusted Profit Before Tax[1] which is the Group's key measure of financial performance (and is a non-IFRS measure - refer to 'Non-IFRS measures and Other KPIs' section of this Annual Report for further details). Adjusted Profit Before Tax[1] is utilised by the Board and Senior Management to monitor the underlying performance of the business.

	2024 $m	2023 $m	Change
– Net commission income	**856.1**	704.9	21%
– Net trading income	**492.4**	411.4	20%
– Net interest income	**227.1**	121.6	87%
– Net physical commodities income	**19.1**	6.7	185%
Revenue	**1,594.7**	1,244.6	28 %
Compensation and benefits	**(971.1)**	(770.3)	26%
Depreciation and amortisation	**(29.5)**	(27.1)	9%
Other expenses	**(306.3)**	(237.4)	29%
Impairment of goodwill	**—**	(10.7)	(100%)
Provision for credit losses	**1.7**	(7.1)	(124%)
Bargain purchase gain on acquisitions	**—**	0.3	(100%)
Other income	**6.3**	3.4	85%
Share of results in associates and joint ventures	**—**	0.8	(100%)
Profit before tax	**295.8**	196.5	51%
Tax	**(77.8)**	(55.2)	41%
Profit after tax	**218.0**	141.3	54 %
Profit before tax	**295.8**	196.5	51%
Adjusting items[1]	**25.3**	33.5	(24%)
Adjusted Profit Before Tax[1]	**321.1**	230.0	40 %

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.

32

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Costs and Group Headcount

The Board and Senior Management also monitor costs split between Front Office Costs and Control and Support Costs to better understand the Group's performance. The table below provides the Group's management view of costs:

Costs	2024 $m	2023 $m	Change
Front office costs[1]	**(881.5)**	(690.4)	28%
Control and support costs[1]	**(376.1)**	(294.2)	28%
Total	**(1,257.6)**	(984.6)	28%

1. Management review Front Office Costs and Control and Support Costs when assessing adjusted operating profit before tax performance. These costs are included within compensation and benefits, other expenses and depreciation and amortisation in the Statutory Income Statement.

Annual average full time equivalent ('FTE') headcount	2024 No.	2023 No.	Change
Front office	**1,250**	1,028	22%
Control and support	**1,084**	886	22%
Total	**2,334**	1,914	22%
Percentage of Front office employees	**54%**	54%	

	Year ended 31 December 2024	Year ended 31 December 2023	Change
Average Fed Funds rate %	**5.2%**	5.0%	20 bps
Average balances ($bn)[1]	**13.5**	12.9	0.6
Interest income ($m)	**702.4**	520.4	182.0
Interest paid out ($m)	**(257.7)**	(219.0)	(38.7)
Interest on balances ($m)	**444.7**	301.4	143.3
Net yield on balances ($bn)	**3.3%**	2.3%	100 bps
Average notional debt securities ($bn)	**(2.8)**	(2.1)	(0.7)
Yield on debt securities %	**7.8%**	8.4%	(60) bps
Interest expense ($m)	**(217.6)**	(179.8)	(37.8)
Net Interest Income ($m)	**227.1**	121.6	105.5

1. Average balances are calculated using an average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period.

33

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Financial review continued

Reconciliation to reported results

On a reported basis, Profit Before Tax increased 51% to $295.8m (2023: $196.5m). This includes the impact of non-operating items, IPO preparation costs, amortisation of acquired brands and customer lists, activities in relation to shareholders, and fees payable to private equity ownership. The prior year was also impacted by goodwill impairment in the Volatility Performance fund cash generating unit ('CGU') and higher acquisition costs.

	2024 $m	2023 $m
Adjusted Profit Before Tax[1]	**321.1**	**230.0**
Goodwill impairment charges	—	(10.7)
Bargain purchase gains	—	0.3
Acquisition costs	—	(1.8)
Amortisation of acquired brands and customer lists	**(5.5)**	(2.1)
Activities in relation to shareholders	**(2.4)**	(3.1)
Employer tax on vesting of the growth shares	**(2.2)**	—
Owner fees	**(2.4)**	(6.0)
IPO preparation costs	**(8.6)**	(10.1)
Fair value of the cash settlement option of the growth shares	**(2.3)**	—
Public Offering of Ordinary shares	**(1.9)**	—
Profit before tax	**295.8**	**196.5**
Tax	**(77.8)**	(55.2)
Profit after tax	**218.0**	**141.3**

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.

Segmental performance

We report our results in five segments, which consist of our four business segments: Clearing, Agency and Execution, Market Making, Hedging and Investment Solutions, and our Corporate segment. Segmental performance is discussed in the 'Business Review' section of this Annual Report.

The following tables show the split of Revenue and Adjusted Profit Before Tax[1] by segment for 2024 compared to 2023:

Revenue	2024 $m	2023 $m	Change
Clearing	**466.3**	373.6	25%
Agency and Execution	**695.2**	541.5	28%
Market Making	**207.8**	153.9	35%
Hedging and Investment Solutions	**161.5**	128.1	26%
Corporate	**63.9**	47.5	35%
Total	**1,594.7**	**1,244.6**	**28%**

Adjusted profit/(loss) before tax[1,2]	2024 $m	2023 $m	Change
Clearing	**247.3**	185.0	34%
Agency and Execution	**107.9**	71.9	50%
Market Making	**65.6**	33.3	97%
Hedging and Investment Solutions	**42.0**	33.8	24%
Corporate	**(141.7)**	(94.0)	51%
Total	**321.1**	**230.0**	**40%**

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.
2. Please see note 5 for further information.

34

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Summary Financial Position

The Group's equity base increased during the year with total equity increasing by $201.0m, 26% to $976.9m as a result of strong profitability during the year and an increase in the share premium balance reflecting the primary issuance of shares as part of the IPO.

Total assets and total liabilities have grown significantly during 2024 as a result of client activity driving customer balances and in addition our funding activities to support this increase. Our balance sheet continues to consist of high-quality liquid assets which underpin client activity on our platform. Total assets increased from $17.6bn as at 31 December 2023 to $24.3bn as at 31 December 2024 with the growth largely due to the increase in the Securities, Cash and liquid assets, balances with exchanges offset by a reduction in the reverse repurchase agreement balances.

Securities balances increased to $6.5bn, up $2.4bn from December 2023 driven by hedging activity to support our prime brokerage clients and increased stock lending activity within our Agency and Execution business.

Cash and liquid assets increased by $1.7bn primarily reflecting cash placed by clients, the Group's US Senior issuance and growth in structured notes issuance under the Financial Products Program

	2024 $m	2023 Restated[1] $m	Change
Cash & Liquid Assets[2]	**6,213.0**	4,465.9	39%
Trade Receivables	**7,553.2**	4,789.8	58%
Reverse Repo Agreements	**2,490.4**	3,199.8	(22%)
Securities[3]	**6,459.7**	4,022.7	61%
Derivative Instruments	**1,163.5**	655.6	77%
Other Assets[4]	**199.7**	258.2	(23%)
Goodwill and Intangibles	**233.0**	219.6	6%
Total Assets	**24,312.5**	17,611.6	**38%**
Trade Payables	**9,740.4**	6,785.9	44%
Repurchase Agreements	**2,305.8**	3,118.9	(26%)
Securities[5]	**6,656.7**	4,248.1	57%
Debt Securities	**3,604.5**	2,216.3	63%
Derivative Instruments	**751.7**	402.2	87%
Other Liabilities[6]	**276.5**	64.3	330%
Total Liabilities	**23,335.6**	16,835.7	**39%**
Total Equity	**976.9**	775.9	**26%**

1. Prior period comparatives have been restated. Refer to note 3(b) and note 37 for further information.
2. Cash & Liquid Assets are cash and cash equivalents, treasury instruments pledged as collateral, treasury instruments unpledged and fixed income securities.
3. Securities assets are equity instruments and stock borrowing.
4. Other Assets are inventory, corporate income tax receivable, deferred tax, investments, right-of-use assets, and property plant and equipment.
5. Securities liabilities are stock lending and short securities.
6. Other Liabilities are short term borrowings, deferred tax liability, lease liability, provisions and corporation tax.

35

Liquidity 2024 2023 $m $m Total available liquid resources 2,439.8 1,369.8 Liquidity headroom 1,060.0 738.8 A prudent approach to capital and liquidity and commitment to maintaining an investment grade credit rating are core principles which underpin the successful delivery of our growth strategy. As at 31 December 2024, the Group held $2,439.8m of total available liquid resources, including the undrawn portion of the RCF (2023: $1,369.8m). Group liquidity resources consist of cash and high-quality liquid assets that can be quickly converted to meet immediate and short-term obligations. The resources include non-segregated cash, short-term money market funds and unencumbered securities guaranteed by the U.S. Government. The Group also includes any undrawn portion of its committed revolving credit facility (‘RCF’) in its total available liquid resources. The unsecured revolving credit facility of $150m remains undrawn as at 31 December 2024 (2023: $150m, undrawn). Facilities held by operating subsidiaries, and which are only available to that relevant subsidiary, have been excluded from these figures as they are not available to the entire Group. Liquidity headroom is based on the Group’s Liquid Asset Threshold Requirement, which is prepared according to the principles of the UK Investment Firms Prudential Regime (IFPR). The requirement includes a liquidity stress impact calculated from a combination of systemic and idiosyncratic risk factors. In October, the Group successfully completed an offering of $600m 5-year senior unsecured notes, further diversifying its funding sources and supporting future growth. The notes have a coupon of 6.404%, mature in November 2029 and have been rated BBB- by both S&P and Fitch. This latest senior note issuance adds to the existing €300m notes issued in February 2023 under the Euro MTN programme. Financial review continued 36

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Regulatory capital

The Group is subject to consolidated supervision by the UK Financial Conduct Authority and has regulated subsidiaries in jurisdictions both inside and outside of the UK.

The Group is regulated as a MIFIDPRU investment firm under IFPR. The minimum capital requirement as at 31 December 2024 was determined by the Own Funds Threshold Requirement ('OFTR') set via an assessment of the Group's capital adequacy and risk assessment conducted annually.

The Group and its subsidiaries are in compliance with their regulatory requirements and are appropriately capitalised relative to the minimum requirements as set by the relevant competent authority. The Group maintained a capital surplus over its regulatory requirements at all times.

The Group manages its capital structure in order to comply with regulatory requirements, ensuring its capital base is more than adequate to cover the risks inherent in the business and to maximise shareholder value through the strategic deployment of capital to support the Group's growth and strategic development. The Group performs business model assessment, business and capital forecasting, stress testing and recovery planning at least annually. The following table summarises the Group's capital position as at 31 December 2024 and 2023:

	31 December 2024 $m	31 December 2023 $m
Core equity Tier 1 Capital[1]	623.9	437.7
Additional Tier 1 Capital (net of issuance costs)	97.6	97.6
Tier 2 Capital	1.6	3.1
Total Capital resources	**723.1**	**538.4**
Own Funds Threshold Requirement[2]	308.8	235.1
Total Capital ratio[3]	**234%**	**229%**

1. The own funds threshold requirement is the amount of own funds (i.e. capital) that a firm needs to hold at any given time to comply with the overall financial adequacy rule under the Investment Firm Prudential Regulation. The overall financial adequacy rule requires a firm to hold the amount of own funds for its ongoing business operations, taking into account potential periods of financial stress during the economic cycle. This is determined based on Group's latest annual internal assessment.
2. Own Funds Requirement presented as Own Funds Threshold Requirement based on the latest approved Group Internal Capital Assessment.
3. The Group's total capital resources as a percentage of Own Funds Requirement.

At 31 December 2024, the Group had a Total Capital Ratio of 234% (2023: 229%), representing significant capital headroom to minimum requirements. The increase in the Total Capital Ratio resulted from an increase in total capital resources due to profit (unaudited) in 2024.

37

Marex provides Clearing services across the full range of energy, commodity and financial markets. We act as principal for our clients and provide direct access to 60 exchanges globally. Business review 38 We have delivered another year of strong growth in our Clearing business, adding connectivity to more exchanges as well as expanding our capabilities. We continue to bring new clients onto our platform and do more business with them. We see opportunities for growth in the Middle East as well as Asia Pacific and the Americas." Thomas Texier Group Head of Clearing

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements



Our Clearing business performed well in 2024, benefiting from higher levels of client activity on our platform as we continued to gain market share, with the total number of contracts cleared up 30% to 1,116m in 2024 (2023: 856m). This increase reflects a combination of factors, including an increase in the number of higher volume clients as well as a larger mix of clients transacting in financial securities.

Revenue increased 25% to $466.3m (2023: $373.6m), driven by net interest income which rose by 45% to $198.1m (2023: $136.2m) as a result of both higher average interest rates in 2024 compared to 2023 and higher average balances. Net commission income also grew by 11% to $263.0m (2023: $236.2m). Average balances increased 5% to $13.5bn in 2024 (2023: $12.9bn). This growth was driven by a record number of new Clearing clients combined with a high retention of existing clients.

Revenue growth was supported by investment in staff with average front office headcount increasing by 10% to 278 (2023: 253).

Adjusted Profit Before Tax[1] increased by 34% to $247.3m (2023: $185.0m) driven by the increase in revenue and improved Adjusted Profit Before Tax[1] Margin which increased by 300bps to 53% (2023: :50%).

Marex is an attractive alternative to traditional investment banks for many of our clients, who are increasingly turning to us given our reputation for leading customer service and as a reliable and innovative alternative.

We continue to onboard new clients and expand our asset classes, including crypto futures and equities, which supports our organic growth.

The combination of our global cross asset class offering and commitment to client service is being recognised in the market. Based on CFTC, we are now ranked the number one non-bank Future Commission Merchant and ranked eighth overall.

While well established in our core geographies, we are seeking to replicate this successful model in new territories. Notable expansions in 2024 included clearing our first trade in ASX environmentals futures and on the FMX futures exchange.

	2024	2023	Change
Revenue ($m)	**466.3**	373.6	25%
Net commission income	**263.0**	236.2	11%
Net interest income	**198.1**	136.2	45%
Net trading income	**5.2**	1.2	n.m.
Adjusted Profit Before Tax ($m)[1]	**247.3**	185.0	34%
Adjusted Profit Before Tax Margin[1]	**53%**	50%	300 bps
Contracts cleared (m)	**1,116**	856	30%
Front office headcount (No.)[2]	**278**	253	10%

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.
2. The headcount is the average for the period. Management have re-assessed headcount for Clearing and Market Making and re-allocated for FY24 and FY23.

Our priorities

Work closely with our clients to maximise service quality and manage credit risk

Continue to bring new clients onto our platform and cross-sell clearing services to our existing clients

Leverage our expanded global operating footprint to expand our client base, particularly in Asia, Australia and the Middle East

39

Agency and Execution provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets. Business review 40 We saw a strong performance in our securities business, driven by the acquisition of the prime services business from TD Cowen and growth across all main product lines." Paolo Tonucci Chief Strategist and CEO, Capital Markets Our global footprint and breadth of product coverage contributed to another record year in OTC Energy as we capitalised on strong demand for environmental products and continued growth in crude and energy markets, particularly in Europe." Matt Thistle Global Head of OTC Energy

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

We act on an agency and matched principal basis, connecting buyers and sellers across global financial and commodities markets to facilitate price discovery and all-to-all trade execution. In addition, we provide execution services where we execute transactions on a regulated exchange on behalf of our clients and then pass the transaction to the relevant counterparty or clearing house to settle.

Revenue increased by 28% to $695.2m (2023: $541.5m), reflecting the benefit of recent acquisitions, primarily the Prime Services business we acquired from TD Cowen, which increased our capital markets capabilities in financial securities, contributing $77.4m to revenue growth, as well as positive market conditions in the energy markets.

Adjusted Profit Before Tax[1] increased 50% to $107.9m (2023: $71.9m) while Adjusted Profit Before Tax Margin[1] increased 300 bps to 16% (2023: 13%), as we continued to optimise and integrate our acquisitions.

Energy

Our energy division provides essential liquidity to clients by connecting buyers and sellers in the OTC energy markets to facilitate price discovery. We have leading positions in many of the markets we operate in, including key gas and power markets in Europe; environmental, petrochemical and crude markets in North America; and fuel oil, LPG (liquefied petroleum gas) and middistillates globally. We achieve this through the breadth and depth of the service we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams.

Energy revenue increased 30% to $286.3m (2023: $219.8m). This growth was a reflection of strong levels of demand for our environmentals offering as we continue to support our clients' transition toward a low carbon economy, investments in new desks and capabilities and continued improvement in activity levels in European Energy markets.

Securities

Our presence in the financial markets is growing as we integrate and optimise recent acquisitions, enabling Marex to diversify its asset class coverage away from traditional commodity markets. We are starting to see a maturation of our offering across all asset classes, contributing to enhanced revenue growth and margin expansion for the overall business..



Securities revenue increased by 27% to $407.2m (2023: $319.8m), driven by our Prime Services business, as well as growth across Rates, FX and Equities, which grew $15.5m, $4.8m and $2.7m respectively.

We are seeing the investments that were made in these product areas bear fruit, enhancing revenue growth and margin expansion for the overall business. These investments have created additional growth opportunities for us as we can bring a wider range of services to clients of the firm. For example, we now have Clearing clients transacting with the securities team in financial products.

We are also seeing the improvements come from reorganisation and consolidation of services, as the acquisitions are fully integrated, helping to drive margins higher.

NEON

Neon

Our Neon platform combines trading, risk, market data and insights on the global commodities markets. Providing access to liquidity across both listed and OTC markets, complemented by our leading research and market commentary – all in one platform.

Our priorities

Continue to expand product set and capture cross-selling opportunities

Support clients in achieving their sustainability commitments and transition toward a low carbon economy

	2024	2023	Change
Revenue ($m)	**695.2**	541.5	28%
Securities	**407.2**	319.8	27%
Energy	**286.3**	219.8	30%
Other revenue	**1.7**	1.9	(11)%
Adjusted Profit Before Tax ($m)[1]	**107.9**	71.9	50%
Adjusted Profit Before Tax Margin[1]	**16%**	13%	300 bps
Front office headcount (No.)[2]	**666**	553	20%

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.
2. The headcount is the average for the period.

41

Our Market Making business provides direct liquidity to our clients across a variety of products, primarily in the energy, metals, environmentals and agriculture markets. Business review 42 Exceptional levels of activity in the metals markets in the second quarter, as well as high volumes overall, led to a strong performance for the year. We were able to support our clients during this period of volatility with access to liquidity while maintaining our prudent approach to risk." Simon van den Born President, Market Making

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements



Our ability to make prices and trade as principal in a wide variety of energy and commodity markets differentiates us from many of our peers.

Marex has a long and successful heritage in the commodity markets, having been a Category 1 member of the London Metal Exchange for over 15 years, for example, and some of our front office teams have decades of experience in their chosen product areas. This results in strong market positions in our core markets which makes Marex a 'go-to counterparty' in energy and commodities and provides an excellent platform to cross-sell additional services, such as clearing, to our large and growing client base.

Revenue increased by 35% to $207.8m (2023: $153.9m). This was driven by Metals trading which benefited from unusual market conditions across Copper, Aluminium, Nickel in the second quarter following revised guidance on Russian metals from the LME. While this activity normalised in the third quarter, we continued to see strong performance. Revenue from Securities also grew to $35.6m (2023: $25.5m) primarily reflecting a stronger performance from Equities.

Adjusted Profit Before Tax[1] increased by 97% to $65.6m (2023: $33.3m), while Adjusted Profit Before Tax Margin[1] increased 10 percentage points to 32% (2023: 22%) reflecting strong revenue growth.

We continued to see growing demand for our renewable and environmentals offering, and support our clients as they seek to meet their sustainability goals. This included continued revenue growth from our carbon credits trading teams and our recycled metals business.

We also made an investment in Key Carbon, a carbon origination financing company, providing us access to a wider emissions client base and greater access to carbon credits.



Neon Crude & Neon Metals

Our Neon platform combines trading, risk, market data and insights on the global commodities markets. For example, in metals and crude oil markets we provide both electronic and voice trading capabilities in one seamless portal.

	2024	2023	Change
Revenue ($m)	**207.8**	153.9	35%
Metals	**105.9**	69.3	53%
Agriculture	**33.8**	27.5	23%
Energy	**32.5**	31.6	3%
Securities	**35.6**	25.5	40%
Adjusted Profit Before Tax ($m)[1]	**65.6**	33.3	97%
Adjusted Profit Before Tax Margin[1]	**32%**	22%	1,000 bps
Front office headcount (No.)[2]	**129**	109	18%

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.
2. The headcount is the average for the period. Management have re-assessed headcount for Clearing and Market Making and re-allocated for FY24 and FY23

Our priorities

- Continue to support our clients through all market conditions
- Enhance coverage and connectivity of our renewables products offering
- Expand our Market Making capabilities in the US and Middle East

43

Our Hedging and Investment Solutions business provides high quality bespoke hedging and investment solutions to our clients. Business review 44 We continued to see strong revenue growth during 2024, benefiting from strong demand for our hedging solutions in commodity and FX markets, as well as positive investor sentiment for our financial products business. We also invested in our people, our infrastructure and our distribution network to ensure we can continue to deliver in the future." Nilesh Jethwa CEO, Marex Solutions

Marex Group plc | Annual Report 2024

Strategic Report Corporate Governance Financial Statements



Our Hedging and Investment Solutions business provides high quality bespoke hedging and investment solutions to our clients.

Tailored commodity hedging solutions enable corporates to hedge their exposure to movements in energy and commodity prices, as well as currencies and interest rates, across a variety of different time horizons.

Our financial products offering allows investors to gain exposure to a particular market or asset class, for example equity indices, in a cost-effective manner through a structured product..

Revenue grew 26% to $161.5m (2023: $128.1m) driven by increased client activity across both businesses. Hedging Solutions increased 12% to $69.2m (2023: $62.0m) benefiting from volatility across Cocoa and Coffee and favourable market events, while Financial Products increased 40% to $92.3m (2023: $66.1m) benefiting from positive investor sentiment and equity market performance. We also expanded our product coverage with custom index and FX capabilities and our global footprint which now includes business from Australia and the Middle East, bringing new clients onto our platform.

Adjusted Profit Before Tax[1] increased by 24% to $42.0m (2023: 33.8m), while Adjusted Profit Before Tax Margin[1] remained at 26%. We have also invested in our people with average front office headcount up 57% to 177 (2023: 113). Other income and share or results of associates represents the tax credit from qualifying research and development costs.

The structured notes portfolio consisted of 4,029 notes with an average maturity of 17 months and a total value of $2,667.4m at the end of 2024 compared to a total value of $1,850.4m in 2023 with an average maturity of 15 months.

We continue to make good progress with our growth initiatives, expanding our product coverage with custom index and FX capabilities, and expanding our global footprint which now includes business from Australia and the Middle East. As a result we continue to bring new clients onto our platform in both our Hedging Solutions and Financial Products businesses.

The business is well positioned to build market share in what is a very large addressable market and deliver future growth due to the continued investments made in our technology and platform. These investments give us an enhanced client experience and allow for cost-effective pricing of our products, giving Marex a competitive edge. The success of this business demonstrates the ability of Marex to grow organically through innovation, and the Hedging and Investment Solutions business continues to be an important source of funding for the Group.

	2024	2023	Change
Revenue ($m)	**161.5**	128.1	26%
Hedging solutions	**69.2**	62.0	12%
Financial products	**92.3**	66.1	40%
Adjusted Profit Before Tax ($m)[1]	**42.0**	33.8	24%
Adjusted Profit Before Tax Margin[1]	**26%**	26%	0 bps
Front office headcount (No.)[2]	**177**	113	57%

1. Adjusted Profit Before Tax is a non-IFRS measure. See the 'Non-IFRS measures and Other KPIs' section of this Annual Report for further detail.
2. The headcount is the average for the period.

Our priorities

- Further build out our distribution network in the US and APAC
- Explore commodities hedging opportunities in South America
- Continue to invest in our cutting-edge derivatives engine and client portal to further enhance our competitive advantage

Financial Products

Our structured notes programme provides our asset management clients the ability to gain access and tailored exposure to a broad range of markets, whilst also being an important source of liquidity for the Group.

Hedging Solutions

Through our bespoke hedging solutions, we help commodity producers to hedge their risk, against any commodity, across any time horizon, versus any underlying currency, at an attractive price.

45

Our experienced position in the global energy, commodities and financial markets, combined with our comprehensive environmental offering, present a significant opportunity to support our clients and gain market share in environmental markets.” Rob Irvin Chief Financial Officer Supporting the low-carbon transition Five years after we embarked on our sustainability journey, we remain committed to cultivating positive change in the markets in which we operate. This includes supporting clients as they transition to a low-carbon future. 2024 saw us further embedding our sustainability strategy across all areas of the business. After implementing our People & Planet Plan in 2023, this year we were able to compare our progress against last year's goals, track progress and develop further action plans where needed. Our sustainability strategy supports Marex’s growth strategy and defines our priorities. These include connecting clients to environmental markets and developing a plan to reduce and address our own emissions. Our environmental business continued to grow with revenues of $66.1m, an increase of 42% compared to 2023. This is 4% of our revenue and represents a clear opportunity for growth in the coming years. On October 1, we acquired Dropet, a Spanish biofuels business, expanding the range of our biofuels offering. We also made an investment in Key Carbon, which sources and finances carbon credit projects, giving us access to a wider client base and large-scale access to high integrity carbon credits. Elsewhere in the carbon markets, our office in New Zealand, which opened in July, brought new customers and greater access to this compliance market. In 2025, we will continue to grow our environmental business. This will include developing new offerings with clients looking for green solutions across biofuels, renewable tax credits, recycled battery metals and emerging compliance carbon markets. We also recognise our own responsibility as a company and as an employer. We aim to foster a diverse work environment and wider support networks where our colleagues feel empowered to drive our ambition for change. In 2024, we launched a comprehensive guide to promotions across the business, allowing us to provide a consistent, fair and transparent process for promoting colleagues across the Group and reduce bias. This year, we added six new female Managing Directors, meaning the percentage of women in Managing Director roles increased by six percentage points to 17% in 2024. In 2025, we will continue to focus on increasing female representation throughout Marex. When it comes to our own environmental footprint, this year we established internal quarterly reporting of our Scope 1 and 2 GHG emissions. We have also taken significant steps to develop our strategy to address our Scope 3 emissions and we have been onboarding data in specific categories. Our focus for 2025 will build on this work to continue to gather information and to identify the categories that are most relevant to our business. We remain focused on our goal of cultivating positive change in the markets in which we operate, supporting the transition to a low-carbon economy, building resilience, and securing the long-term success of the business. Sustainability 46

Strong progress towards our sustainability goals in 2024 $66.1m revenue generated from environmental products and services 42% growth in environmental products and services Revenue Key Carbon Investment giving us access to a more diverse client base and to streams of high-integrity carbon credits 3,855 hectares of forest land protected and restored via our partnership with the Global Mangrove Trust Strong governance with three committees / steering groups focused on sustainability Carbon accounting introduced quarterly reviews of our Scope 1 and 2 emissions for enhanced internal reporting 27% of new hires were women compared to the firm's average of 24% as at 30 September 2024 275 students supported by Marex colleagues through our Future Frontiers partnership 47

Our Sustainability Strategy Marex is committed to cultivating positive change in the markets in which we operate to support the transition to a low-carbon economy, build resilience, and secure the long-term success of our business. Our People & Planet Plan There are two core areas where we are seeking to affect change: by creating work environments and wider support networks where talent can thrive, and by facilitating our clients’ transition to a low-carbon, more sustainable world. We call this our ‘People & Planet Plan’ and in 2024 we further embedded it across the business, taking action to progress on our goals. We are working to meet all our regulatory requirements, such as the Corporate Sustainability Reporting Directive. All activity is underpinned by strong governance, policies and procedures to manage risks and opportunities. Goal 1: Create an environment that is inclusive and diverse, so we can recruit and retain the best talent Goal 2: Play an active role in growing awareness of opportunities in our industry to broaden our talent pool Goal 3: Become a go-to provider of environmental products and services, adapting to our clients' growing decarbonisation needs Goal 4: Become a net-zero business, reducing our environmental impact and carbon footprint and offsetting unavoidable emissions using credible and verified sources KPIs to measure progress • Female colleagues as % of total workforce • Gender diversity of new hires • Gender Pay Gap (UK) • Engagement with schools/education providers • Colleague engagement score • $m Revenue from Marex Environmental products and services • Marex Environmental products and services Revenue as % of Group Revenue • GHG intensity ratios Sustainability highlights 48

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Our people strategy

People

Marex's success is down to our people. This pillar is comprised of two goals to ensure we build a diverse team of talented individuals that are empowered to drive our ambition for change across the business.

KPIs to measure progress

To monitor progress against our goals and maintain transparency, we have identified the following KPIs:

Female colleagues as % of total workforce 2024	Gender diversity of new hires 2024 female new hires	UK business mean gender pay gap 2024	Engagement with schools/education providers 2024	Employee engagement Peakon Satisfaction Score 2024
24%	27%	21%	275	7.8
		Financial Services mean gender pay gap 32%[1]	students supported from 2 schools in the UK	
(2023: 23%)	(2023: 26%)	(2023: 21%)	(2023: 42 students supported from 2 schools in the UK)	(2023: 7.8)

1. The financial services industry's mean and median pay gap was reported by the Office of National Statistics in April 2024

Goal 1:

Create an environment that is inclusive and diverse so we can recruit and retain the best talent

Discover more in our **2024 Sustainability Report**

Goal 2:

Play an active role in growing awareness of opportunities in our industry to broaden our talent pool

Discover more in our **2024 Sustainability Report**

49

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Our people strategy

We are committed to creating an inclusive and diverse work environment, which in turn creates a culture that attracts and retains the brightest talent.

Goal 1:

Create an environment that is inclusive and diverse so we can recruit and retain the best talent

At Marex we seek to create an environment where everyone is empowered to contribute their best. When people feel included and respected, they thrive – and so does our Company.

This year we focused on gender diversity followed by socio-economic and ethnic diversity. We are working on building higher engagement levels with under-represented talent pools, as well as taking further steps to ensure fair selection through assessing against objective job competencies. As we improve how we plan our hiring processes, we are also able to control how we work with recruitment agencies, including a request for balanced shortlists where possible. We remain committed to nurturing diversity and opportunity in all areas of our business.

Diversity, Equity & Inclusion (DE&I)

In 2024, we continued to develop and strengthen our DE&I structure. The DE&I Steering Group is responsible for setting our DE&I agenda and goals for the year. This year, Marex's Group Head of Human Resources joined the DE&I steering group as Chair. Our network of DE&I Champions, Allies and the Working Group delivered five global DE&I initiatives in their regions to raise awareness, educate colleagues and celebrate diversity in support of International Women's Day, Marex Multicultural Month, Pride, Pink October and Movember.



Goal 1 in action

Women's mentoring programme

A 12-month pilot mentoring programme for women with high potential ran until June 2024 with the goal to increase women's career opportunities at Marex. The scheme was sponsored by our CEO, who mentored three colleagues and asked his senior leadership team to mentor women in the programme. 45 female colleagues across all regions benefited from this initiative while building the necessary confidence, networks and skills to thrive in leadership roles.

Marex's colleague population is currently 24% women globally, which is an increase of one percentage point against 2023. During 2024, 27% of new hires were women compared to 26% last year. This issue remains a focus on which we will continue to work in 2025 as we strive to advance towards better representation for women at all levels across the business.

Learn more about Goal 1 in our **2024 Sustainability Report**

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Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

In 2024, we continued to work with partners to bring awareness of opportunities in the financial services sector.

Goal 2:

Play an active role in growing awareness of opportunities in our industry to broaden our talent pool

The workforce in our sector lacks diversity so we are committed to an outreach programme that helps to break down established stereotypes and inspires young people from all walks of life to explore career opportunities in the sector.

In engaging with these initiatives, we aim to attract the brightest and best to Marex, and to enhance the recruitment pool of the wider industry. For those who join us, we are committed to providing exciting career opportunities. 2024 saw us strengthening our partnership with Future Frontiers in the UK while we continue to explore similar initiatives in other regions.



Goal 2 in action

Future Frontiers Partnership

Future Frontiers partnership, helping young people to pursue the career they choose

Marex's ongoing partnership with Future Frontiers aims to level the playing field for young people to dismantle barriers and support social mobility. Since 2021, Marex volunteers have supported hundreds of students, making a difference in young people's lives so they can pursue the career they want.

This year, Marex colleagues supported a total of 275 young people through career coaching and a range of bespoke events, including a World of Work Day and school talks. Marex colleagues also took part in events such as the London Landmarks Half Marathon to raise money to support even more young people through the programme.

Scaling training and development through Marex Academy

In June 2024, we launched Marex Academy, a learning management system portal to provide more learning and development opportunities for colleagues worldwide as our business evolves. Marex Academy combines virtual, classroom and online courses to provide colleagues with the skills and knowledge they need to be a high performer and a leader at Marex.

From understanding the full range of our products and services, to developing soft skills and supplying key tools to foster a respectful, inclusive culture for all, Marex Academy aims to equip colleagues with the necessary resources to develop and grow beyond their day-to-day role. To this end, 614 colleagues have attended 892 hours of learning and development sessions in 2024.

Marex's first graduate programme

After being established in late 2023 to help develop our talent pipeline by attracting early career talent, our inaugural Full-time Graduate Programme kicked off in London in September 2024. As part of the programme, 21 graduates embarked upon a two-year experiential journey designed to support them in connecting their personal passions and strengths to Marex's values and purpose. The programme is designed to fast-track their understanding of our organisation, the industry, and help them grow the skills and expertise to be successful at Marex.

Learn more about Goal 2 in our **2024 Sustainability Report**

51

Our sustainability strategy includes two ‘Planet’ goals to support clients in the green transition and become a net-zero business by 2050 or sooner. Become a go-to provider of environmental products and services, adapting to our clients’ growing decarbonisation needs 2024 Revenue from environmental products and services $66.1m (2023: $46.7m) 2024 Revenue from environmental products and markets (% of total revenue) 4% (2023: 4%) Become a net-zero business, reducing our environmental impact and carbon footprint and offsetting unavoidable emissions using credible and verified sources Total intensity ratio – Scope 1, 2 (tCO2e per FTE) 0.78 (2023: 0.76) UK intensity ratio – Scope 1, 2 (tCO2e per FTE) 0.61 (2023: 0.59) Learn more in our 2024 Sustainability Report Lean more in our 2024 Sustainability Report Our planet strategy 52

At Marex, we use our experience, market knowledge, global reach and balance sheet strength to drive global growth in environmental products and services. Through our experienced position in the global energy, commodities and financial markets, we are able to connect clients to voluntary and regulated environmental markets across the globe. We do so by introducing new environmental products and extending our geographic coverage, helping clients navigate the opportunities and risks of the transition from both a local and global perspective. Following investment in recent years, we now have an integrated environmental platform that spans Marex's four core segments: Agency & Execution, Market Making, Clearing and Hedging Solutions. In 2024, we continued to deliver on our strategy to grow our environmental capabilities and geographic coverage, which has allowed us to increase our environmental client base and strengthen relationships with existing clients from all sectors. In 2025, we will continue to innovate in this area and support clients as they transition to a low-carbon future. Become a go-to provider of environmental products and services For many sectors, investing in the green energy transition is no longer optional. Supply and demand for energy, metals and other commodities is being shaped by stakeholder pressure and increasing mandates from regulators to reduce GHG emissions and improve resource efficiency. Supporting the energy transition is both a firm-wide objective and an opportunity to assist our clients in achieving their decarbonisation goals. To that end, we aim to provide green alternatives to the commodities we trade. When no such option is available, we're able to source high-quality and high-integrity carbon offsets. Many of our clients, whether in energy, shipping, aviation, metals or finance, look to Marex for the solutions that allow them to manage risks and re- allocate capital away from high-carbon activities and towards the low-carbon future. 53 Learn more about Goal 3 in our 2024 Sustainability Report

We have over 50 environmental products and services covering our clients’ carbon management, clean energy, and recycled metals needs. Enabling the green transition The environmental markets we cover. Renewable Fuels Emissions Management Renewable Power Recycled Metals Biogas Origination Renewable energy certificates Aluminium Biofuels Voluntary carbon markets Power purchase agreements Copper Synthetic fuels Compliance markets Our planet strategy continued 54

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Emissions management

We focus on providing our clients with access at scale to carbon offsets in both the voluntary and compliance emissions markets.

We provide a fully integrated Voluntary Carbon Market (VCM) service from origination through to clearing, broking, trading, and retirement. In the compliance market we provide clearing and delivery of carbon allowance certificates of companies in the scope of various EU, UK, U.S., Canadian and other regulated emissions trading schemes.

In 2024 we made an investment in Key Carbon, which sources and finances carbon credit projects, giving us access to a wider client base and streams of carbon credits. We also opened an office in New Zealand, and launched Neon Carbon, a dedicated trading platform specialised in the New Zealand Emissions Trading Scheme. The team brought new carbon customers and greater access to this compliance market.

Case Study

Decarbonising aviation

With the introduction of the first compliance phase of the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), a number of futures contracts have been launched to help with hedging supply demand.

One of our environmental teams brokered the first physically settled CORSIA futures block trade on an exchange in 2024, a step towards decarbonising the aviation sector through this compliance mechanism.

CORSIA is the first global market-based measure for any sector. It offers a harmonised way to reduce emissions from international aviation, including offsetting the amount of CO_2 emissions that cannot be reduced through technological and operational improvements, or sustainable aviation fuels.



Renewable power

Our global network of offices brings clients' solutions to global clean energy challenges. Working across our U.S., European, and Asian offices we can provide access, liquidity, and finance to enable cross border solutions that make the green transition happen on the ground.

In Europe, our Market Making division, CSC Commodities, provides market participants with solutions that are the fast-growing counterparts to traditional commodities. This includes renewable power certificates across jurisdictions.

We also provide liquidity and access to the renewable power market globally through our Agency and Execution services. In the U.S. our environmental team helps provide Renewable Energy Credits ('RECs') and products that meet both generators' and buyers' needs.

Case Study

Working across the business to provide renewable power to energy customers

All electricity suppliers licensed in Ireland must include information about where the electricity comes from in their customer's bills.This allows consumers to choose the supplier that best meets their environmental expectations. As a result of this regulation, Irish electricity providers saw an increasing demand from consumers to decarbonise their power supply.

To support this, Marex's Irish energy desk and our environmental team have been working together to connect energy clients to the renewable power space by providing renewable certificates called Guarantees of Origin (GoO).

A GoO is a certificate that provides proof that a given quantity of energy comes from renewable sources. These certificates are also called Renewable Energy Certificates (RECs) in the U.S.



55

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Our planet strategy continued

Renewable fuels

Our network of specialist brokers and market makers provide access to opportunities in the biofuels markets to support our clients' mandatory and voluntary decarbonisation goals.

Covering physical and derivatives trading, biomethane purchase agreements and a wide range of biofuels, we provide access to the growing space of UK and EU Renewable Gas Guarantees of Origin. In the U.S., our teams provide Renewable Thermal Credits derived from Renewable Natural Gas, as well as ethanol markets.

In 2024 we acquired Dropet, a Spanish biofuels business, increasing our capabilities in physical ethanol and expanding the range of our biofuels offering.

Recycled metals

Sustainable consumerism, coupled with growing regulatory pressure aimed at reducing emissions from heavy-emitting sectors are driving demand for recycled metals, leading to an increase in both their value and the opportunities for our business.

Marex Recycled Metals is a leading non-ferrous recycled metals trader, specialised in physical copper and aluminium markets. Our direct connections to supply sources allows us to source recycled metals around the world. This enables us to support market participants through our London Metal Exchange ('LME') presence, risk management solutions, and balance sheet strength, acting as an enabler and price risk manager for global consumers and producers of recycled aluminium and copper.

Case Study

Helping corporations enter the biofuels market to achieve their sustainability goals

A global corporation sought to reduce its carbon footprint by purchasing Renewable Natural Gas (RNG) attributes through Renewable Thermal Certificates (RTCs) in the U.S. However, as a newcomer to the environmental commodities market, the client faced challenges navigating the complexities of sourcing, pricing and auditing these certificates.

To help with this, our U.S. environmental team leveraged its deep knowledge to advise on market dynamics and pricing strategies. We secured a stable price for the volatile RTC commodity, adapting to the client's internal procurement process. By holding the price as long as possible, Marex mitigated the risk of price fluctuation during the approval cycle. To meet the client's reporting and compliance needs, Marex utilised its MRETs tracking platform to manage the RTCs lifecycle. This included providing comprehensive documentation to support the retirement and audit of certificates, ensuring full transparency and traceability.



Case Study

Enabling circular economies through recycled copper

To support their sustainability goals, a growing number of companies who produce consumer electronic devices are seeking to increase the recycled metals content in their products, growing the demand for recycled copper.

In 2024, our recycled metals team worked with one of China's largest manufacturers of recycled copper to supply their raw material requirements. Our counterparty had specific pricing, timing, quality and country of origin needs that we were able to meet. To fulfil this order, we sourced end-of-life copper from our network of trusted partners across the world. We used our risk-management strategies and balance sheet strength to aggregate the demand and deliver according to the specifications requested.

The recycled copper is then processed and used for a variety of applications, including household items such as mobile phones.



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57 Future opportunities for environmental products and services In 2025 we will continue to grow our environmental platform. We see opportunities to support clients navigate emerging Emissions Trading Schemes and other decarbonisation mandates, particularly those affecting aviation and shipping. We are also expanding our capabilities to support corporate clients in their sustainability journeys, with options to help them reduce and offset their emissions. We are exploring new products and services in areas such as renewable tax credits in the U.S., biofuels and recycled battery metals, and other areas where clients are seeking solutions to help manage the green transition. An integrated environmental offering Marex's first global environmental symposium With the establishment of our U.S. environmentals desk in 2007 to cover compliance markets in the U.S., Marex has been involved in the environmentals business for almost 20 years. Fast-forward to 2024, the business has grown. We have built teams and added comprehensive capabilities that span across Marex's four service areas: market making, agency and execution, clearing and hedging solutions. In 2024, our first global environmental symposium brought together over 50 colleagues from our global environmental teams. The objective was to explore collaboration opportunities as we seek to become a go-to provider of environmental products and services, which allows us to strengthen relationships with our clients and support their global decarbonisation needs. The event started with an introduction from Marex's CEO and senior leaders, followed by presentations from the majority of our environmental teams and divisions across the globe. The event allowed for colleagues to connect and build a deeper understanding of the breadth and depth of our environmental capabilities beyond their role, sparking ideas on how to best serve our clients. In 2025, we plan to welcome a wider set of stakeholders.

Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Our planet strategy continued

At Marex, we are committed to becoming a net-zero business by 2050 or earlier to support a low-carbon future.

After introducing a sustainability platform in 2023 to automate the collection, storage and reporting of emissions data, 2024 saw us further strengthening our data collection and establishing quarterly internal reporting processes.

This allows us to build higher accuracy and completeness of data, ensure we identify any arising issues swiftly, and activate mitigations where necessary.

This project is enabling us to continue to develop more accurate measurement of Scope 1, 2 and 3 Greenhouse Gas (GHG) emissions across all operations, including those of recently acquired companies.

Reporting of our 2024 energy consumption and Scope 1 and 2 GHG emissions is included in our Streamlined Energy and Carbon Reporting ('SECR') table in our Climate-related Financial Disclosure statement. The table can be accessed on page 78 of this document. Whilst not reported in this year's SECR table, in 2024 we also made strides to advance on our strategy to address our Scope 3 emissions by onboarding data in specific categories.

Marex remains committed to improving energy efficiency across the Group and aims to become net-zero by 2050 or earlier. As part of the transition plan, our future objective is to drive down GHG emissions as much as possible and offset residual emissions using carbon offsets.

However, in the near term, we remain committed to offsetting Scope 1 and 2 emissions. To ensure that these offsets are credible and verifiable, they are purchased from the 001–OxC – The Global Mangrove Trust restoration and conservation project in North Sumatra. Marex has helped establish this project and, working in partnership with the Global Mangrove Trust, OxCarbon and Kumi Analytics, we are using it to develop a credible, verifiable carbon sequestration methodology using remote, satellite-based verification.

Goal 4:

Become a net-zero business, reducing our environmental impact and carbon footprint and offsetting unavoidable emissions using credible and verified sources

As we support our clients in the green transition, we recognise our responsibility to address our own environmental footprint.

Over 2024, we took significant steps to build the capabilities, data and processes that will allow us to transition to a net-zero business by 2050 or sooner.

As an acquisitive and fast-growing business, we use intensity ratios rather than absolute carbon emissions KPIs as our key measure of progress prior to setting targets for Scope 1, 2 and 3 emissions.

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Marex Group plc | Annual Report 2024
Strategic Report Corporate Governance Financial Statements

Goal 4 measurement

In 2023, we set Total and UK-based intensity ratios as our key measure of progress prior to setting targets for Scope 1, 2 and 3.

During 2024, we took further steps on our data collection and internal reporting to measure our Scope 1 and 2 intensity ratio per full time employee ('FTE') on a total and UK basis.

This year, we increased the completeness of our Scope 1 location-based GHG emissions, which are used to calculate our intensity ratios.

Scope 1 natural gas values have increased due to two factors: firstly, the incorporation of data usage in our London office and secondly, more accurate data as a result of a thorough gas assessments for all Marex offices.

Additionally, as Marex became a publicly listed company in 2024, we now also externally report data on refrigerants to align with mandatory requirements for listed companies. To note, in 2023 Marex calculated refrigerants internally and offset the emissions using credits from the 001–OxC–The Global Mangrove Trust project. However, they were not included in our external 2023 intensity ratio reporting (adjusted calculation of intensity ratios for 2023 Scope 1 and 2: 0.61 for the UK and 0.8 globally).

As expected, Marex's dynamic growth led to additional office space requirements and a marginal Scope 2 electricity increase.

The resulting move in Scope 1 and 2 emissions was partly offset by the increase in employee numbers, with total intensity ratios remaining broadly stable (2024: 0.78 vs 2023: 0.76).

In the future, our Scope 1 and 2 intensity ratios per FTE may be affected by further improvement of our data collection processes and increased data completeness. Our ongoing international expansion, particularly relating to future acquisitions, could also impact these metrics.

Total intensity ratio Scope 1 and 2 (tCO_2e per FTE)

0.78

(2023: 0.76)

UK intensity ratio Scope 1 and 2 (tCO_2e per FTE)

0.61

(2023: 0.59)

> Learn more about Goal 4 in our **2024 Sustainability Report**

Our approach to taxation

Marex recognises taxation as an important social consequence of doing profitable business in a jurisdiction, and our commitment to paying the right amount of tax in the right jurisdiction and at the right time reflects this. Taxation, both direct and indirect, is an important part of Marex's contribution to the societies in which it operates.

Tax is a crucial part of Marex's ESG commitments. The United Nations, in discussing its Sustainable Development Goals ('SDGs'), acknowledges that "Taxation is a powerful tool to help finance achievements of the SDGs, and it can also spur inclusive and sustainable development in other ways. Fiscal policies can simultaneously mobilise resources, reduce inequalities, and promote sustainable consumption and production patterns."

As such, Marex is committed to complying with tax laws in a responsible manner and to having open relationships with tax authorities wherever it operates. Marex's tax risk appetite is low.

Marex is committed to transparency of the taxes it pays. In 2024, Marex had an effective tax rate of 26.3% (compared to the UK corporation tax rate of 25% for 2024) and made total worldwide corporation tax cash payments of $58.1m (2023: $55.9m).

Our group tax policy can be found on our website

> Learn more about ESG-related policies in our **2024 Sustainability Report**



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We are determined to use our experienced position in the commodities and financial markets, our deep relationships, and our track-record of innovation to cultivate positive change and support the transition to a low- carbon economy in the years ahead. We are also focused on addressing our own environmental impact and in 2024 we took significant steps to understand and measure our GHG emissions. This will allow us to develop a detailed transition plan to achieve net-zero by 2050. Supporting the green transition is both a key firm objective and a significant commercial opportunity to assist our clients in achieving their decarbonisation goals. We continue to grow our environmental business to deliver innovative products and services to provide clients with the carbon management, renewable power, renewable fuels and recycled metals solutions they need to meet their sustainability goals. The biofuels, U.S. renewable tax credits, recycled battery metals and emerging compliance emissions markets are all areas of potential, and we will continue to explore opportunities in these and other environmental markets in 2025. We are also focused on measuring and managing our direct impact on the environment, and in 2024 we strengthened our processes and the quality of data that will allow us to develop a detailed transition plan to achieve net-zero by 2050. People are at the heart of Marex’s success, and we will invest further in initiatives that promote diversity, create opportunity and offer all colleagues personal and professional development opportunities. In 2025 we aim to expand our graduate scheme beyond the UK and we will continue to engage with education providers and organisations to help bring more talent into our industry and bring opportunities in the financial sector to the attention of those from diverse backgrounds. Through these actions we will continue to endeavour to make a positive impact on the environment and the communities in which we operate, while building our own resilience to secure the long-term success of the business. Looking ahead 60

Climate-Related Financial Disclosure Index In accordance with the Companies (Strategic Report) (Climate-Related Financial Disclosure) Regulations 2022, Sections 414C, 414CA and 414CB of the Companies Act 2006 ('the Act'), the Board provides its climate-related financial disclosures for the Group for the year ended 31 December 2024. The Board considered the non-binding guidance on the ‘Mandatory climate- related financial disclosures by publicly quoted companies, large private companies and LLPs’ issued by the Department for Business, Energy and Industrial Strategy when developing its disclosures. This is the Group’s second year of reporting in respect of these provisions in the Act, and during 2024 the Group made further progress with respect to the provisions of the Act. We have outlined the requirements of the Act and identified the sections within this Statement that provide the corresponding information: REFERENCE REQUIREMENT OF S414CB (2A) OF THE ACT SECTIONS DISCLOSING THE CORRESPONDING INFORMATION a A description of the company’s governance arrangements in relation to assessing and managing climate-related risks and opportunities. Governance | Page 63 b A description of how the company identifies, assesses, and manages climate- related risks and opportunities. Risk Management | Page 65 c A description of how processes for identifying, assessing, and managing climate-related risks are integrated into the company’s overall risk management process. Risk Management | Page 66 d A description of: (i) the principal climate-related risks and opportunities arising in connection with the company’s operations; and (ii) the time periods by reference to which those risks and opportunities are assessed. Strategy | Page 67 e A description of the actual and potential impacts of the principal climate-related risks and opportunities on the company’s business model and strategy. Strategy | Page 67 f An analysis of the resilience of the company’s business model and strategy, taking into consideration different climate-related scenarios. Strategy | Page 76 g A description of the targets used by the company to manage climate-related risks and to realise climate-related opportunities and of performance against those targets. Metrics & Targets | Page 76 h A description of the KPIs used to assess progress against targets used to manage climate-related risks and realise climate-related opportunities and of the calculations on which those KPIs are based. Metrics & Targets | Page 76 Climate-related Financial Disclosure (‘CFD’) Statement 61

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Strategic Report Corporate Governance Financial Statements

Climate-related Financial Disclosure ('CFD') Statement continued

Governance

PROGRESS DURING 2024	FOCUS DURING 2025
• The Nomination and Corporate Governance Committee expanded its remit at IPO to provide oversight with respect to ESG matters and specific climate related impacts. • More frequent reporting on climate and wider sustainability matters during 2024. • Climate Reporting training provided to Senior Management.	• Continue to support senior management on identifying and managing climate-related business risks and opportunities. • Support senior management in review, challenge and sign-off on existing and new regulatory requirements.

Strategy

PROGRESS DURING 2024	FOCUS DURING 2025
• Continued to provide market participants with access to voluntary and regulated environmental markets increasing environmental revenue to $66.1m (2023: $46.7m), representing 4% of Group revenue. • Completion of Dropet asset acquisition, a Spanish biofuels company, expanding the Group's range of renewables products. • Marex announced partnership with Key Carbon, gaining access to a wider carbon client base and also gives Marex access to streams of carbon credits that we can sell directly in the market. • New office in New Zealand and launched Neon Carbon, expanding its geographic reach and extending its capabilities in compliance carbon markets, electricity and dairy.	• Continue to develop Marex's environmental platform to support clients as they transition to a low-carbon economy. Aim to further increase geographic reach and expand the Group's environmental product offering across renewable fuels, clean energy, carbon management and recycled metals. • Harness cross-selling opportunities across the Group by offering low carbon alternatives to relevant commodities markets, and provide carbon offsets where there is no viable alternative. • Continue to comply with on-going regulatory responsibilities.

Risk

PROGRESS DURING 2024	FOCUS DURING 2025
• Performed a qualitative scenario analysis across the Group. • Formalised the Group's risk taxonomy around climate-related risks, embedding these into BAU risk identification and the Enterprise-Wide Risk Management (EWRM) framework. • Analysed and completed the integration of E,S&G into Operational Risk. • Established formal horizon scanning to ensure the Group is prepared for increasing regulatory requirements, with quarterly updates provided to the Board.	• Continue to assess and enhance our Enterprise-Wide Risk Management Framework ('EWRM') to further formalise the Group's risk appetite and monitoring of climate-related risks. • Continue to assess and comply with mandatory sustainability regulations and remain responsive to broader stakeholders demand and market expectations for increased sustainability reporting.

Metrics and Targets

PROGRESS DURING 2024	FOCUS DURING 2025
• Established internal quarterly input and reporting of GHG data via new Sustainability platform to build higher accuracy of Scope 1 & 2 data to identify issues, trends and assess any mitigation actions required. • Internal work streams to understand the Group's impact and measure data regarding indirect emissions which could be reported under Scope 3 in the future.	• Further embed insights from Scope 1 & 2 reporting to identify ways to reduce our impact and develop operational emissions reduction targets. • Further understand the Group's Scope 3 material categories and develop an approach to address significant Scope 3 emissions.

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Our approach to climate change Climate change presents both challenges and opportunities to the Group’s business model and products, as well as to colleagues and clients, and these are embedded into our growth strategy and mission. We provide liquidity and match counterparties across key energy markets, including crude oil, residual fuel oil, middle distillates, naphtha and gasoline, as part of our Agency and Execution and Market Making businesses. Changes in laws, regulations, policies, social attitudes, client preferences, market dynamics and technological developments and innovations relating to climate change and the transition to a lower-carbon economy are expected to reduce the demand, and therefore the size, of the markets for certain traditional energy products where we have historically had significant market shares (such as fuel oil). However, such changes have also created opportunities for us to capture market share in new energy products (such as renewables). The development and creation of new energy products (such as wind power) are less predictable, which may lead to increased levels of volatility. We have a significant presence in the global agricultural markets, with established teams in London, New York and Chicago that broker and trade agricultural products, including coffee, cocoa, dairy, forestry, grains and oil seeds, livestock and sugar. As a result, the physical impacts of climate change and climate change-driven severe weather events have had, and are expected to continue to have a direct impact on trading volumes in certain products. Global temperatures have been the warmest on record in 2024 and we are seeing increased trends of agriculture commodities (e.g. coffee, cocoa, grain etc.) affected by severe weather exacerbated by climate change and other economic events. For example, during 2024, coffee production in Brazil was impacted by drought, with the expectation of restricted supply leading to price volatility in coffee futures markets. In recent years some parts of eastern Europe has seen drought impact grain production which had a knock-on impact on grain supply change. However this supply chain has also been disrupted due to the other factors, for example the war in Ukraine. In the coming years, we want to increase this support and help businesses and governments achieve their net-zero ambitions. This is a challenge to business as usual, but one that opens up new opportunities and markets, while building a brighter future. We are committed to supporting our customers through the transition to net zero; accelerating the shift in the market and in our clients’ organisations; and adapting to new environmental regulations. We also recognise the value ESG and climate-related risks and opportunities play in assessing risk both in our business and beyond. Governance The role of the Board is stewardship of the Group, with its fundamental objectives being the long-term sustainable success of the Company, the creation of shareholder value and contribution to wider society. The Board recognises its duty to oversee the Group's sustainability strategies and initiatives. The Board acknowledges the importance of understanding and assessing climate related risks and opportunities. In May 2024, the Board received an update from the CFO and Global Head of Corporate Affairs, detailing progress on sustainability matters. The update highlighted the Group's commitments to people and the planet, such as the development of the commercial renewables business and ongoing efforts to reduce operational emissions. The Board also considered and approved the Group's Sustainability Report, which had been enhanced to provide a more insightful view of the year. Furthermore, in 2024, the Nomination and Corporate Governance Committee broadened its remit to incorporate the periodic review and oversight of ESG matters, at a minimum annually. This includes the Company's impact on the environment and vice versa, climate change impact, direct and indirect impacts on the Company's own activities and its value chain, such as on suppliers, customers or investments. As part of its broadened role on ESG matters, the Nomination and Corporate Governance Committee reviewed the Company's progress against its 2024 People and Planet Plan which focuses 63 Marex Group Board Has oversight of sustainability related risks and opportunities Nomination and Corporate Governance Committee Group Executive Committee The Group Executive Committee supports the CEO in executing the strategy approved by the Board including the Group's overall ESG programme Sustainability Committee Provides oversight and advice in relation to sustainability strategy, policies, documentation, implementation, communication and disclosures Climate Change Steering Group Ensures that Marex has the appropriate governance, policies and processes in place to comply with mandatory reporting on climate-related financial disclosure DE&I Steering Group1 Responsible for setting Group DE&I agenda and goals, ensuring they are fit for purpose, supporting and monitoring the implementation of DE&I initiatives within the business 1. The DE&I Steering Group is not part of Marex's formal governance structure.

on DE&I, expanding environmental products to support decarbonisation, efforts to increase female representation in the workplace, the gender pay gap and compliance with sustainability regulations. Additionally in 2024, new Directors appointed to the Board had diverse experience and an understanding of ESG matters, which has further supported the Board in engaging in effective discussions throughout the year to tackle the important social issue of climate change. Management’s role in assessing and managing climate-related risks and opportunities The CEO is responsible for the day-to- day management of the Group, to implement the strategy and objectives in line with culture, values and ethical and regulatory standards. The Group has a Sustainability Committee as a sub-committee of the Group Executive Committee chaired by the Chief Financial Officer (an Executive Director of the Group). It has membership drawn from senior executives in key businesses and core functions including Risk, Operations, Front Office, Technology, HR, Legal and Corporate Affairs, being the representatives best placed to deploy positive change across Marex, driving strategic execution down through the business units. The primary role of the Sustainability Committee is to ensure that the Group has an appropriate sustainability strategy that remains fit for purpose, maintaining short- and long-term objectives for the Group's sustainability activities. The Sustainability Committee monitors Marex's progress against climate-related actions on a quarterly basis, and updates are provided to the Group Executive Committee by the Chair of the Sustainability Committee as appropriate. The Sustainability Committee met four times in 2024 and has external ESG advisors and consultants as the Group's interim Sustainability Leads to assist in accelerating the promotion of the sustainability strategy across the Group. During the year the Group appointed a Head of Sustainability, a newly created role, further strengthening the Group's internal expertise. The Head of Sustainability joined the Group in February 2025. The Climate Change Steering Group ('CCSG') is responsible for overseeing the development and implementation of the Company's climate strategy and ensuring alignment with climate change reporting requirements. The CCSG advises the Sustainability Committee as needed and ensures Marex has the necessary governance, policies, and processes to comply with mandatory climate-related financial disclosures. The CCSG discusses and proposes measures to support the climate strategy set by the Sustainability Committee, including leading the process of disclosures, climate change programmes, and remedial activities. The CCSG is also responsible for assessing progress against climate targets and KPIs set by the Sustainability Committee, adherence to voluntary disclosure regimes and improving reporting and communication. This Group includes senior representatives from Finance, Risk, Procurement and Corporate Affairs and is a sub-group of the Sustainability Committee. The CCSG meets monthly and reports to the Sustainability Committee on its progress. The implementation of climate-related products to mitigate risks and utilise climate opportunities across the business is managed at business segment level, namely, Market Making, Clearing, Agency and Execution, Hedging and Investment Solutions and Corporate. As part of the Company's ongoing commitment to climate-related initiatives, Marex launched a new Group-wide travel booking platform in December 2023 to centralise spending and emissions reporting. In 2024, Marex has promoted the use of this platform and integrated it with our Sustainability platform, enabling us to begin analysing the greenhouse gas emissions from business travel. In November 2024, senior management participated in climate reporting training aimed at deepening their understanding of the climate reporting regime. The training focussed on the Company's risks and opportunities related to the Group's business model and products, and how these risks were analysed under various climate scenarios. Risk management Marex’s overall approach to risk management is detailed in the ‘Managing our Risk’ section of this report, which provides insight into our Enterprise-Wide Risk Management (EWRM) framework including our methodology and approach taken to manage our principal and emerging risks. Principal and emerging risks are informed both ‘top down’ by the Board and the Sustainability Committee and ‘bottom up’ from the business. Marex continues to monitor and evaluate the impact that climate change has on our business and our clients. Climate-related risk continues to be a principal risk in the EWRM framework. This is due to the increased global frequency of severe weather events, maturing sustainability regulation resulting in more complex compliance requirements, and shifting priorities of customers and clients arising from the energy transition. As such, we therefore constantly strive to integrate our processes for identifying, assessing, and managing climate-related risks into our ongoing risk management processes. In evaluating market and credit risk, climate-related risk drivers are also being implicitly considered: for example, price volatility of carbon certificates due to changing expectations of regulatory landscape, or volatility of commodity prices due to extreme weather forecasts. When evaluating clients to understand our counterparty risk exposure, one of the measures we take into consideration is their exposure to event risk (which includes potential litigation and environmental risk). Therefore, we are able to evaluate climate-related risks as part of our overall credit, market, liquidity, counterparty, legal, operational, and reputational risk management. The Group maintains a Group-wide risk register which captures operational risks per individual entity and business division across all jurisdictions. This Group-wide register is maintained by the Operational risk team which is part of the Group's second line of defence. Business owners evaluate the inherent impact, in terms of risk severity and likelihood, control effectiveness and risk trends. Impact on business continuity, Climate-related Financial Disclosure (‘CFD’) Statement continued 64 revenue, litigation outcomes, applicable fines and other factors are all quantifiable indicators that affect the risk assessment. During 2024, the Group updated its Operational Risk Taxonomy to include climate-related and broader ESG risks. This enables the Group to further integrate climate-related (and broader ESG-related) risks into our Governance, Risk, and Compliance (GRC) processes. Additionally, it is a key component in integrating identified climate-related risks and opportunities into our strategic decision-making processes and coordination across the Group, allowing us to realise climate-related opportunities and reduce our climate- related risk exposure. This year, we engaged an independent sustainability consultancy to support the strengthening and enhancement of our climate-related risk and opportunity identification, assessment, scenario analysis and management processes, as detailed below. Processes for identifying and assessing climate-related risks and opportunities Managing our climate-related risks and opportunities is fundamental to Marex’s risk culture and day-to-day operations. These risks and opportunities inform our strategic thinking and strategic business decisions, as well as the ongoing improvements and enhancements we make to our enterprise risk processes and procedures. We assess opportunities from emerging environmental markets that provide low- carbon alternatives to traditional commodities. Where relevant, the Group invests in new capabilities in growth sections that might gain market share over traditional markets, mitigating related transition risks. This is carried out through consultation with various stakeholders across the Group, including but not limited to: • Business heads and representatives • Risk and Change Management teams • Legal team Additionally, we evaluate the applicability of climate-related risks and opportunities that impact the industry as a whole. These are identified through key industry trend reports and research, as well as peer benchmarking. Our resulting identified climate-related risks and opportunities are categorised as either physical or transition risks or opportunities, whereby: • Physical risks and opportunities arise from the direct impact of physical climate change events, which may materialise as changing and/or severe weather. These events can be defined as ‘chronic’ (e.g., changes in mean air temperature) or ‘acute' (e.g., flooding, wildfires, drought). • Transition risks and opportunities relate to changes in policies and regulation, legal ramifications, expectations and reputational impacts, market shifts, and technology developments that occur during the transition to a low carbon economy. Identified climate-related risks and opportunities, including associated drivers, are captured in our Climate Risk & Opportunity register, also informing the GRC Tool which is maintained by the Operational Risk team as part of the Group's second line of defence. Each climate-related risk is assigned a risk owner who contributes to the assessment of potential impacts or benefits. The climate-related opportunities identified are assigned to the relevant business lead(s). The associated risk owner is documented within the GRC. Risks and opportunities are subsequently assessed, at a minimum annually, for the following: • Magnitude of likely impacts, in the case of risks, and benefits, in the case of opportunities, to Marex • Likelihood of occurrence – from improbable to almost certain – to understand which climate-related risks and opportunities are material to Marex • Timeframe of the associated risk or opportunity would occur in (see ‘Strategy’ section of this CFD statement for timeframe definitions) Relevant mitigation measures are then identified and evaluated to determine the resulting risk and opportunity levels. Processes for managing climate- related risks and opportunities Identified climate-related risks and opportunities are evaluated by the business (which includes risk owners, commercial leads and control and support leads) to understand which climate-related risks and opportunities should be considered ‘material’. In this context, climate-related risks and opportunities are regarded as material when it is reasonably foreseeable that they may have a direct or indirect impact on the Group's financial and operational performance should they materialize. As our business grows and evolves, we recognise that Marex will need to continuously evolve our approach to identify and classify material climate- related risks and opportunities. Many of Marex’s identified climate- related risks have an associated climate-related opportunity. Therefore, where possible, the Group assesses the downside risk and the upside opportunity in tandem. Management of climate-related risks and opportunities is undertaken by the identified risk owners who have direct influence and/or control over the risk and the associated mitigants, and who are best suited to address the upside opportunities. Material climate-related risks and opportunities, along with potential impacts and/or benefits, are escalated to the Chief Risk Officer ('CRO') and the relevant Business Head(s), along with the Audit and Compliance and Risk Committees where appropriate. This enables full transparency of climate- related risks and opportunities alongside traditional business risks and opportunities, to develop appropriate plans and management approaches. Overall, because we understand that none of these risks and opportunities happen in isolation, the management of climate-related risks and opportunities is a Group-wide effort requiring appropriate communication and the cascading of responsibility for necessary actions as required. 65

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Strategic Report Corporate Governance Financial Statements

Climate-related Financial Disclosure ('CFD') Statement continued

Integration of climate-related risk processes into overall risk management

We continue to expand our existing suite of risk identification and management tools to further integrate climate-related risks into our overall EWRM framework:

- Climate-related considerations are integrated into our Business Change Approval Committee (BCAC) process. The Business Change Approval Committee (BCAC) ensures that new business initiatives for example new product offerings are approved through a robust governance process, staying within the corporate risk appetite. The committee includes the COO, CRO, and CFO, who provide approval to mobilise for delivery after receiving input from the impacted control and support functions who assess the business initiative front to back, including our Sustainability function for climate-related considerations.
- Questions related to ESG are included in our due diligence questionnaire to understand the climate and overall sustainability position of companies that Marex targets for acquisition. The results of the due diligence assessment are sent to our Chief Risk Officer and Chief Operating Officer for sign-off. The assessment is continually reviewed and evolved to add new questions or update existing questions.

We continue to evaluate the most beneficial and impactful way to integrate climate risk identification, assessment, and management with our traditional business risks. Our overall goal is to mitigate the downside risks and address the opportunities that climate change presents to Marex.

Priorities in the coming years will focus on developing data strategies to support the integration of key risk indicators and risk appetite metrics into the management of our identified climate-related risks and opportunities. This will enable us to develop risk appetites for our material climate-related risks in line with our EWRM risk appetite approach.

Strategy

Our sustainability strategy is underpinned by a commitment to cultivate positive change in the markets in which we operate. Our ambition is to support the transition to a low carbon economy whilst building our resilience to the impacts of climate change.

Understanding our climate-related risks and opportunities enables us to continuously assess our business strategy and the products and services we offer to support our clients with the transition to a low-carbon economy.

We continue to increase the resilience of our business model through strategic decision-making informed by the management of identified material physical and transition climate-related risks and opportunities.

Marex's Climate-related Risks and Opportunities

Climate change risks have a longer timeframe to consider when compared to other risks. The timeframes selected align with our prior year assessment for consistency and are used to support our scenario analysis, detailed further in subsequent sections.

As such, we have defined short-, medium-, and long-term as the following:

Timeframe	Period	Rationale
Short-term	2024 – 2027 (0 – 3 Years)	Aligns with the financial planning cycle and acknowledges the evolving nature of the business, which operates in markets such as energy, commodities and financial securities.
Medium-term	2027 – 2030 (3 – 6 Years)	Aligns with global net zero interim goals which will allow Marex to track progress and respond to emerging regulatory, market and environmental changes.
Long-term	2030 – 2050 (6 – 26 Years)	Aligns with both Marex's and international commitments to achieve net zero by 2050.

This year, Marex identified nine climate-related risks and four climate-related opportunities that could materially impact the Group, including our business model and strategy, over the short-, medium-, and long-term. Currently none of our identified material climate-related risks and opportunities have resulted in realised losses, but potential impacts have been identified and assessed.

Whilst risks and opportunities that were deemed immaterial were excluded from this listing, they are actively monitored and re-evaluated annually for their impacts to Marex and our strategy.

During 2024 we selected five key risks for qualitative scenario analysis based on their potential impact to Marex, key strategic value to the Group, and pervasiveness in the market. Opportunities were not identified for scenario analysis but were implicitly considered as the upside of the risks.

The tables below detail our identified material climate-related risks and opportunities and potential impacts, along with our strategic response and our rationale for scenario analysis selection.

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Strategic Report Corporate Governance Financial Statements

Strategic Approach for Climate-related Risks

Retraction of Primary Markets	RISK TYPE **Transition**	RISK TIMEFRAME **Medium/Long-term**
POTENTIAL IMPACT(S) • Reduction in revenues • Loss of market share • Client attrition	**RISK DESCRIPTION AND POTENTIAL IMPACTS** It is expected that the climate transition will introduce increased policies and regulations and shift market preferences and demand away from high-carbon products (i.e., fossil fuels). This can impact Marex's revenue in markets, such as energy and metals, where we have significant market share. Conversely, it will create new demand for lower carbon products. There is a financial and competitiveness risk to Marex if we cannot diversify our revenue streams and increase our environmental-based revenue in line with retracting primary markets.	**SCENARIO ANALYSIS APPROACH** The retraction of primary markets and our ability to diversify our revenue streams is one of the most potentially material risks that Marex faces from climate change. Therefore, scenario analysis was deemed necessary for this risk.
	STRATEGIC RESPONSE We use our experience, market knowledge, global reach, and balance sheet to mitigate risks and harness opportunities arising from a potential decline in our primary markets. We continue to add clients, capabilities and geographies to further diversify our business and increase resilience. In 2024, we opened a new office in New Zealand, launched Neon Carbon and completed strategically-targeted investments including Key Carbon and Dropet. As a result, we have seen our revenue from environmental products and services reach $66.1m in 2024, or 4% of our total revenue, compared to $46.7m, or 4% in 2023.	
Experience and Expertise Requirements	RISK TYPE **Transition**	RISK TIMEFRAME **Short/Medium-term**
POTENTIAL IMPACT(S) • Loss of market share and competitiveness • Client attrition • Missed opportunities for revenue generation	**RISK DESCRIPTION AND POTENTIAL IMPACTS** New environmental markets will require deep expertise and experience to serve clients and gain new market share. This will create competition within the existing and future talent pools. Failing to invest in attracting new talent and upskilling our existing teams, may also lessen our ability to maximise the opportunities in new markets and impact any cross-sell opportunities.	**SCENARIO ANALYSIS APPROACH** Marex's talent attraction and training plans reflect the changing nature of business. We constantly monitor for changes in the market and seek updates and upskilling from our third-party partners as and when needed. We also acquire specific expertise as part of our strategic acquisitions. Therefore, scenario analysis was not deemed necessary for this risk.
	STRATEGIC RESPONSE Marex has increased resourcing with interim Sustainability Leads to provide critical sustainability and climate-focused expertise. A full-time Head of Sustainability was appointed during 2024 and joined the organisation in February 2025. Business leaders are responsible for identifying necessary upskilling and / or talent acquisition opportunities. Additionally, third party consultants provide training and various upskilling sessions on climate and broader ESG matters.	

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Failure to Comply with Global Climate Regulations

RISK TYPE
Transition

RISK TIMEFRAME
Short-term

POTENTIAL IMPACT(S)

- Regulatory penalties
- Loss of access to markets
- Loss of customer trust
- Adverse impact on share price

RISK DESCRIPTION AND POTENTIAL IMPACTS

Global climate regulations are constantly evolving and mandating stricter reporting requirements.

If we fail to keep pace and apply regulations, it may have an adverse reputational, financial, and competitive impacts on our global operations

Additionally, failure to comply with regulations may impact our access to key exchanges and markets that require compliance.

SCENARIO ANALYSIS APPROACH

Marex has a horizon scanning practice in place and so any emerging regulations can be identified and accounted for in a timely manner.

Therefore, scenario analysis was not deemed necessary for this risk.

STRATEGIC RESPONSE

Our legal team, with support from our interim Sustainability Leads, conducts ongoing horizon scanning for both mandatory sustainability regulations and voluntary ESG reporting frameworks. Findings and considerations are presented to the Board on a quarterly basis.

Additionally, Marex is actively engaging external expertise where necessary to prepare for global and regional ESG and climate-related regulations such as the Corporate Sustainability Reporting Directive (CSRD).

Moreover, the Group enhances its horizon scanning with increasingly outward looking evaluations to understand key peer disclosures and stakeholder expectations.

Damage to/Disruption of Critical Infrastructure

RISK TYPE
Physical

RISK TIMEFRAME
Long-term

POTENTIAL IMPACT(S)

- Loss of customers and revenue
- Increased climate-related costs
- Higher insurance premiums

RISK DESCRIPTION AND POTENTIAL IMPACTS

Severe acute physical climate risk events (i.e,weather events, such as flooding, drought, and heat stress) could disrupt and impact critical network infrastructure, including our business premises, as well as data centers (both on our premises and third-party hosted), which Marex relies on to enable our operations.

Ineffective disaster recovery and business continuity plans can lead to failure of these systems, resulting in operational downtime and disruption to core business activities.

SCENARIO ANALYSIS APPROACH

Marex has a strong mitigation strategy for this risk through diversification of its critical data related infrastructure with large, reputable organisations.

Therefore, scenario analysis was not deemed necessary for this risk.

STRATEGIC RESPONSE

Marex has critical data-related infrastructure spread out between several large, reputable third-party providers, and we prioritise redundancy in our network infrastructure.

These service providers have robust disaster recovery and business continuity procedures.

For on-premises systems, Marex has business continuity processes (i.e. laptops and ability to remotely connect) where local outages and events would only have small impacts on a limited number of individuals.

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Physical Impacts to Supply Markets and Client Supply Chain RISK TYPE Physical RISK TIMEFRAME Long-term POTENTIAL IMPACT(S) RISK DESCRIPTION AND POTENTIAL IMPACTS SCENARIO ANALYSIS APPROACH • Loss of revenue • Increased costs to diversify supply markets Physical risks from climate change, both acute (i.e., flooding, drought, and heat stress) and chronic (i.e., rising sea levels, erosion, and available arable land), can impact Marex's supply markets, creating supply and demand issues. There may also be resource restrictions decreasing available products and significantly reducing trade volumes. This risk would be exacerbated for physical climate events where Marex has regional concentration of products and / or clients. Physical risks are still present across global supply chains and due to the interconnectivity of these supply chains, diversification will not eliminate all risk. Marex’s regional concentration of some products and clients can pose a material risk. Therefore, scenario analysis was deemed necessary for this risk. STRATEGIC RESPONSE Marex has diversified our supply chains across the Americas, EMEA, and APAC and we are continuing to monitor areas of concentration to understand how to further mitigate supply chain and supply market risks. Failure to Meet Growing Climate/ESG Expectations RISK TYPE Transition RISK TIMEFRAME Short-term POTENTIAL IMPACT(S) RISK DESCRIPTION AND POTENTIAL IMPACTS SCENARIO ANALYSIS APPROACH • Increased compliance costs pertaining to ESG and climate- related matters • Increased cost of capital and decreased access to capital • Adverse impact on share price • Reputational damage ESG and climate related matters are increasingly becoming a major driver of stakeholder, particularly investor, priorities and expectations. It is anticipated that Marex's stakeholders will continue to expect progress on ESG and climate-related matters, as well as enhanced disclosures and transparency that go beyond the requirements for compliance with the regulations. Failing to meet stakeholder expectations could impact our ability to maintain and / or gain new market share, and impact both our access to and cost of capital. Increased stakeholder and market expectations can outpace requirements for compliance and have significant impacts on Marex. This could impact the growth of our environmentals business and our overall business model. Therefore, scenario analysis was deemed necessary for this risk. STRATEGIC RESPONSE Marex is proactively preparing to disclose against incoming regulations, which will also prepare us for any short-term investor request for ESG and climate information. Our double materiality assessment approach will enable us to gain insights into the expectations of stakeholders across our value chain. The Group is reviewing its engagement approach with ESG rating agencies and voluntary frameworks and will look to develop this further where appropriate. 69

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Association with Fossil Fuel and Other Heavy Emitting Industries (Direct & Indirect)

RISK TYPE
Transition

RISK TIMEFRAME
Medium-term

POTENTIAL IMPACT(S)
- Degradation of customer trust
- Reputational damage
- Greenwashing claims / fines
- Impact on share price

RISK DESCRIPTION AND POTENTIAL IMPACTS

Marex supports clients in fossil fuel and other carbon intensive industries through the products and services the Group offers to meet its clients needs.

Continuing to service traditional industries, whilst also being proactive in supporting the energy transition through offering environmental products, and reporting on sustainability progress, may pose reputational risks to Marex (e.g., greenwashing, continuing to facilitate environmental impacts).

Additionally, indirect association with fossil fuel and other heavy emitting industries (e.g., counterparty reputational impacts due to association with carbon intensive industries and greenwashing) may create reputational risks for Marex.

SCENARIO ANALYSIS APPROACH

Marex will continue to support its clients where there is demand, this will involve servicing clients operating in fossil fuel and other carbon intensive industries for the foreseeable future, while also providing environmental alternatives, as a result of our clients' varied preferences.

We will continue to monitor this risk, however, we have deemed the current potential impact of this risk to be low.

Therefore, scenario analysis was not deemed necessary for this risk.

STRATEGIC RESPONSE

As a diversified global financial services platform, we support a wide range of clients across a variety of sectors, some of which are involved in carbon intensive industries.

We aim to support our clients as they transition to a low-carbon economy by providing environmental alternatives, including renewable power, renewable fuels, recycled metals and emissions management.

Additionally, we assess reputational risks with any new business process or acquisition, including those specifically related to climate-related reputational risk.

As the energy transition presents more opportunities to diversify our products and replace fossil fuel and other heavy emitting revenue with environmental revenue, we are well positioned to execute and transition with our clients.

Climate-Induced Counterparty/Client Default (Physical)

RISK TYPE
Physical

RISK TIMEFRAME
Medium/Long-term

POTENTIAL IMPACT(S)
- Increased liabilities / losses
- Increased credit line drawdown (via unpaid margin calls)

RISK DESCRIPTION AND POTENTIAL IMPACTS

Severe acute physical climate risk events (i.e, flooding, drought, and heat stress) could impact geographic areas where Marex has a higher concentration of credit exposure, leading to increased default for our clients in high vulnerability industries.
The increased price volatility and supply uncertainty that highly climate-impacted markets could face would increase risks of default, insolvency, and operational failure, with potential for missed client margin calls and credit losses for Marex.

SCENARIO ANALYSIS APPROACH

Scenario Analysis: Yes

Physical climate change impacts are expected to continue to impact our counterparties, increasing our credit risk and potential losses.

It will be critical to understand how various physical climate change impacts could impact our credit exposure portfolio.

Therefore, scenario analysis was deemed necessary for this risk.

STRATEGIC RESPONSE

Marex assess counterparties as they are onboarded across an array of risks.

To mitigate potential climate risk impacts, we are continuously working on diversification of our client supply markets and strengthening our identification and management of counterparties facing physical climate-related risks.

Physical climate risk is closely related to the location and sector of the client, therefore is assessed and controlled as part of our concentration risk framework (e.g. country limits).

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Climate-Induced Counterparty / Client Default (Transition)	RISK TYPE Transition	RISK TIMEFRAME Medium/Long-term
POTENTIAL IMPACT(S)	**RISK DESCRIPTION AND POTENTIAL IMPACTS**	**SCENARIO ANALYSIS APPROACH**
• Increased liabilities / losses • Increased credit line drawdown (via unpaid margin calls)	Transition risks can impact Marex's clients if they do not have diversification strategies away from fossil fuels, e.g. they can face additional carbon costs or stranded assets. This could cause clients to have reduced profitability and increased default risk, and in severe cases inability to meet margin calls leading to credit losses.	Transition climate change impacts will continue to materialise and impact our counterparties, increasing our credit risk and potential losses. It will be critical to understand how various transition climate change impacts will impact our credit exposure portfolio. Therefore, scenario analysis was deemed necessary for this risk.
	STRATEGIC RESPONSE Marex assess counterparties as they are onboarded across an array of risks. To mitigate potential climate risk impacts, we are continuously working on diversification of our client supply markets and strengthening our identification and management of counterparties facing physical climate-related risks. Marex is currently exploring the improvement of our counterparty onboarding questionnaires, leveraging existing risk assessments, to increase the granularity of data collected.	

Strategic Approach for Climate-related Opportunities

Diversification of Revenue Streams	OPPORTUNITY TYPE Transition	OPPORTUNITY TIMEFRAME Short/Medium-term
OPPORTUNITY DESCRIPTION	**POTENTIAL BENEFIT(S)**	**STRATEGIC RESPONSE**
Marex's primary climate-related opportunity is to further diversify our revenue streams into emerging and growing environmental products (i.e., recycled metals, renewable energy and fuel, etc.) across different geographies and industries in line with the energy transition. We can further support this diversification and expand our presence and market share in environmental markets globally through organic growth and strategic acquisitions that enable us to break into new markets. These acquisitions can enable Marex to continue to diversify our environmental product offerings, grow our client base, and serve our customers on an increasingly global basis to support the climate transition and increase earnings resilience.	• Increased global market share • Increased revenue generated from environmental products • Risk mitigation and hedging against traditional business practices • Increased expertise and access in the climate-related products and market	We are continuing to expand our environmental offerings through launching new products in line with growing and emerging environmental markets. This is further supported by critical acquisitions (i.e., Dropet asset acquisition), partnerships (i.e., Key Carbon), and expansion of offices into new geographies (i.e., New Zealand office) Additionally, we are actively diversifying our product to further mitigate risks associated with climate change, and to address non-commodity climate-related opportunities (e.g., transferable tax credits related to renewable energy in the U.S.).

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Training & Hiring to Expand Climate and Environmental Expertise	OPPORTUNITY TYPE Transition	OPPORTUNITY TIMEFRAME Short-term
OPPORTUNITY DESCRIPTION	**POTENTIAL BENEFIT(S)**	**STRATEGIC RESPONSE**
The need for climate and environmental-related expertise and competencies will grow as Marex continues to explore and expand into new environmental markets. There is an opportunity for us to train and upskill our existing workforce and hire specialised talent in these fields. This also extends into enhancing our hiring practices to employ new graduates and juniors to be trained directly in environmental products for the purpose of building out our environmentals practice.	• Increased competence and expertise pertaining to the climate-related products and market • Increased credibility in the market • Increased ability to be first movers and/or increase market share	Marex is working with an external firm to provide training to our senior executives, to build knowledge and awareness of ESG. The Group's permanent Head of Sustainability joined in February 2025. As mentioned in the 'Experience and Expertise Requirements' risk, the need for upskilling and relevant talent acquisition activities is handled at a service segment level by the relevant business leaders. As such, training and hiring plans are being considered to ensure the necessary climate-related expertise and experience is brought in to support the growth of our environmentals revenue. We also provide opportunities for graduates to join environmental desks, as a long-term investment in related emerging market trends.
Develop a Comprehensive Climate Transition Plan	OPPORTUNITY TYPE Transition	OPPORTUNITY TIMEFRAME Short-term
OPPORTUNITY DESCRIPTION	**POTENTIAL BENEFIT(S)**	**STRATEGIC RESPONSE**
Marex has the opportunity to further develop our climate ambitions, commitments, and strategy by developing a climate and carbon transition plan that is aligned to leading frameworks such as the Transition Plan Taskforce (TPT) and in line with requirements of emerging regulations. A robust climate transition plan can combat greenwashing by providing clarity to our statements of 'Enabling the Green Transition', as well as provide Marex with an actionable plan to reach and support Net Zero by 2050.	• Improved climate and sustainability strategy • Reduced risk of greenwashing	The Group recognises that creating a transition plan is important to demonstrate our commitment to achieving net zero by 2050. To develop a transition plan we have onboarded a new sustainability reporting platform to accurately track our GHG emissions and environmental footprint and have, in 2024, established quarterly internal collection of Scope 1 and 2 data in order to measure and mitigate throughout the year. We have also in 2024 undertaken an Energy Savings Opportunity Scheme (ESOS) assessment. Additionally, we are currently working towards understanding the upstream and downstream Scope 3 emissions categories that are material to Marex. The output of our Scope 1, 2 & 3 emissions and supporting analysis will be a key input into how the Group structures and develops its transition plan.

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Changing Perception and Labelling / Categorisation of Carbon Offsets OPPORTUNITY TYPE Transition OPPORTUNITY TIMEFRAME Long-term OPPORTUNITY DESCRIPTION POTENTIAL BENEFIT(S) STRATEGIC RESPONSE With the changing perception on carbon offsets, there are new opportunities to source and trade 'high quality and high integrity' carbon offsets and Environmental Attribute Certificates (EACs). Voluntary markets are seeing a shift to compliance as regulatory changes become the primary driver of offsetting programmes, evidenced by the emergence of various Emissions Trading Schemes around the world and industry specific standards (e.g. CORSIA for aviation). Marex will continue to look to invest in carbon offsets that meet emerging standards and labels, such as the Integrity Council for the Voluntary Carbon Market's (ICVCM) Core Carbon Principles (CCP) label. • Increased voluntary carbon market trading Marex is committed to only invest in credible carbon offsets that may also be recognised by the regulated emissions trading schemes. We invest in origination to have a direct access to carbon credits from production to retirement, (cutting intermediaries and reducing market opacity). This allows us to secure future access of high-integrity streams of credits that have are likely to be compliant with – and deliverable into – various emerging compliance markets. Marex partners with The Global Mangrove Trust and OxCarbon to offset its Scope 1 and 2 GHG emissions and deliver high quality and high integrity carbon offsets to the wider market. In 2024, we partnered with Key Carbon to gain further access to streams of carbon offsets. Scenario Analysis As mentioned, five key risks were selected for qualitative scenario analysis to understand how their impacts could materialise over short-, medium-, and long-term timeframes across plausible climate futures. Whilst the scenarios we have adopted are underpinned by both quantitative and qualitative data, the scenario analysis we conducted was qualitative in nature. Due to data limitations and the nature and complexity of our material climate-related risks identified, quantitative scenario analysis was not feasible at this time. We continue to develop strategies to address gaps in the necessary data and enhance our approach to scenario analysis and the use of quantitative assessments. We considered three distinct climate scenarios which are based on the Network for Greening the Financial System’s (NGFS) global climate model scenarios. Further assumptions were developed around each scenario, leveraging the Intergovernmental Panel on Climate Change’s (IPCC) Shared Socio-Economic Pathway (SSP) factors to provide the Group with a more nuanced understanding of how different climate change pathways could impact the business. 73

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The table below details our chosen scenarios and associated assumptions.

Selected Climate Scenarios

	Ambitious / Paris-Aligned Scenario	Pledged NDCs / Middle of the Road	Current Policies / High Warming
Scenario Description	Stringent climate policies globally accompanied by an economy-wide decarbonisation that remains aligned with the Paris Agreement, aiming to limit global warming.	Localised policies consistent with current national commitments (NDCs), resulting in moderate reductions but higher warming.	A 'business as usual' scenario with the continuation of current policies with limited or no further efforts, leading to significantly higher global warming.
Scenarios and Sources	• NGFS: Net Zero 2050 • IPCC: SSP1-1.9 • IEA: Net Zero Emissions by 2050	• NGFS: NDCs / Fragmented World • IPCC: SSP2 - 4.5 / SP3 • IEA: Announced Pledge	• NGFS: Current Policies • IPCC: SSP3 / SP5 • IEA: Stated Policies
Temperature Ambition	Below 1.5°C	Between 2°C and 2.5°C	Above 3°C
Policy Reaction	Immediate and Smooth	Delayed, Fragmented, Based on NDCs	None (Current Policies)

It should be noted that climate scenarios and scenario analysis is not a tool used to forecast, but rather to explore a range of plausible climate futures and their impacts. Chosen climate scenarios have inherent limitations based on underlying assumptions and may not account for all climate-related impacts. Critically, many climate scenarios, including those selected above, do not account for climate tipping points – the thresholds whereby climate damage is irreversible and subsequently accelerated – and therefore, analysis may underestimate some of our risks.

Our qualitative climate scenario analysis identified that our business is predisposed to medium to high transition risks over the short-, medium, and long-term under the 'Ambitious / Paris-Aligned' scenario. However, we recognise that under the 'Current Policies' scenario, physical risks (acute and/or chronic) could have an indirect impact on our revenues, especially over the long-term.

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Strategic Report Corporate Governance Financial Statements

The analysis presented below highlights a subset of the qualitative scenario analysis conducted during 2024, including how these risks were analysed and the relevant scenario applied:

Retraction of Primary Markets (Transition)

SCENARIO **Ambitious / Paris-Aligned Scenario**

RISK SUMMARY	SCENARIO ASSESSMENT
• The climate transition may shift market preferences and demand away from high-carbon products (i.e., fossil fuels).	• High-carbon product markets substantially retract impacting volumes and revenues, primarily for energy and metals business (currently 40% of Marex revenue). Additional reputational impacts from continued involvement in our primary industries. **Mitigation: As per strategic response outlined above in Strategic Approach for Climate-related Risks.**

Climate-Induced Counterparty / Client Default (Physical)

SCENARIO **Current Policies / High Warming**

RISK SUMMARY	SCENARIO ASSESSMENT
• Clients' exposures to acute physical climate-related events lead to operational failures and/or insolvency. Climate events also trigger market price volatility which increases client risks of default.	• Material losses from climate related counterparty credit risk may occur, e.g. from agriculture and base metals producers. The amount of losses will depend on industry and geographical location, climate risk management by the clients themselves, and how acute physical climate risks materialise. **Mitigation: As per strategic response outlined above in Strategic Approach for Climate-related Risks.**

Failure to Meet Growing Climate / ESG Expectations (Transition)

SCENARIO **Ambitious / Paris-Aligned Scenario**

RISK SUMMARY	SCENARIO ASSESSMENT
• Could impact our ability to maintain and/ or gain new market share, and impact both our access to and cost of capital.	• High ESG expectations from stakeholders. Meeting minimum requirements is not sufficient to address the expectations, leading to reputational damage and impacting Marex's share price. Firms who are proactive in climate risk management, would be best placed to capture new market share. **Mitigation: As per strategic response outlined above in Strategic Approach for Climate-related Risks.**

Climate-Induced Counterparty / Client Default (Transition)

SCENARIO **Ambitious / Paris-Aligned Scenario**

RISK SUMMARY	SCENARIO ASSESSMENT
• Transition risks can impact Marex's clients with dependency on high-carbon products (i.e., energy and base metals) leading to client losses and increased risks of default	• A sharp incline in ESG regulations and policies leads to restrictions on fossil fuel production and use in high-carbon industries, leading to clients facing increased costs, or writedowns in stranded assets. Marex could face material counterparty credit losses (e.g. energy/mining clients). **Mitigation:As per strategic response outlined above in Strategic Approach for Climate-related Risks.**

Physical Impacts to Supply Markets and Supply Chain (Physical)

SCENARIO **Current Policies / High Warming**

RISK SUMMARY	SCENARIO ASSESSMENT
• Physical climate events (both acute and chronic) disrupt trading volumes, where Marex has regional concentration of products and/ or clients.	• Physical climate risks/weather events and trends will become more severe, creating disruptions across global supply chains. Marex could experience significant revenue losses from reduced trading volumes (e.g. in energy and metals). **Mitigation: As per strategic response outlined above in Strategic Approach for Climate-related Risks.**

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Resilience of our Business Model and Strategy Our identification and assessment of climate-related risks and opportunities and subsequent climate scenario analysis is a critical tool for strategic planning. It allows us to evaluate the potential impact of climate-related risks and opportunities on the resilience of our business model and strategy across different timeframes and future warming possibilities. As a result, we have identified mitigation strategies and controls to strengthen our business, aimed at minimising the impact of material risks and supporting resilience and long-term success. Overall, our residual exposure to climate-related risks remains low and we continue to implement targeted mitigation strategies that will limit the inherent impact of both transition and physical risks on our business model and strategy. Our business model is resilient to climate-related risks due to the breadth of geographies and markets in which we operate, our strong risk culture which promotes proactive action around risk mitigation and addressing opportunities, and the focus on the growth of our environmentals business to offer our clients sustainable alternatives. In a below 1.5°C scenario, transition climate risks will impact our operations related to climate-impactful industries – namely, fossil fuel and other carbon intensive industries. As such, our most significant risk is the retraction of our primary markets. We are therefore actively addressing this through continued diversification of our products. This strategy is supported by critical acquisitions, partnerships, and expansion into new and important geographies which has resulted in promising revenue growth, positioning us to mitigate the impact of this risk. In an above 3°C scenario, we expect physical climate risks to impact our operations indirectly through impacts to our counterparties and supply markets. To mitigate these impacts, we are working to diversify our client supply markets and strengthening our identification and management of counterparties facing physical climate- related risks. We recognise that the middle of the road scenario will pose risks to Marex which will be less severe that the two ‘climate extremes’ in the below 1.5°C scenario and above 3°C scenario. Metrics and targets Targets used to manage climate- related risks and opportunities and performance against targets We are committed to cultivating positive change in the markets in which we operate to support the transition to a low-carbon economy, build resilience, and secure the long-term success of the business. Our sustainability strategy aims to build resilience and secure the long-term success of the business, underpinned by strong governance, policies and processes. Marex remains committed to improving energy efficiency across the Group and aims to become net-zero by 2050 or earlier. As part of our transition plan, our future objective is to drive down our GHG emissions as much as possible and offset residual emissions using carbon offsets. However, in the near term, we remain committed to offsetting our Scope 1 and 2 emissions. To ensure that these offsets are credible and verifiable they are purchased from the 001 – OxC – The Global Mangrove Trust restoration and conservation project in North Sumatra. Marex has helped establish this project and, working in partnership with OxCarbon and Kumi Analytics, we are using it to develop a credible, verifiable carbon sequestration methodology using remote, satellite- based verification. In March 2025, Marex offset its 2024 Scope 1 and 2 emissions (1,892 tCo2e) against retiring offsets from the Global Mangrove Trust project. Moving forward we will seek to further drive down our operational emissions, as well as increasing visibility of our supply chain emissions. The Group recognises that understanding, reviewing and challenging our direct and indirect emissions are paramount to ensure we meet the Group's ambition to be net zero by 2050. In 2024, we fully embedded and operationalised our ESG accounting platform, which allowed us to perform a deeper analysis of our GHG inventory and will inform the development of short-term (within the next 0–3 years in line with Marex's planning timeframes) and long-term carbon reduction strategy. Marex is an acquisitive business and our global footprint has increased following recent acquisitions and we will set our operational emission reduction strategy accordingly. Metrics used to assess climate- related risks and opportunities In 2023, we set total and UK-based intensity ratios as our key measure of progress prior to setting targets for Scope 1, 2 and 3. During 2024, we took further steps on our data collection and internal reporting to measure our Scope 1 and 2 intensity ratio per full time equivalent ('FTE') on a total and UK basis. This year, we increased the completeness of our Scope 1 location- based GHG emissions, which were used to calculate our intensity ratios. In our UK head office we use 100% renewable energy sources. Our Scope 1 gas data in 2024 has increased due to two factors; 1) the incorporation of gas data usage in our London office and 2) more accurate data as a result of a thorough gas assessment for all Marex offices. Additionally as Marex became a publicly listed company in 2024, we also introduced data on our use of refrigerants to align with mandatory requirements for listed companies. Our Scope 2 GHG emissions have remained stable. The resulting increase in Scope 1 emissions was partly offset by the increased in employee numbers and as a result intensity ratios remained broadly stable. In the future, our Scope 1 and 2 intensity ratios per FTE may be affected by further improvement of our data collection processes and increased completeness of our data across our Scope 1 and 2 GHG emissions. Our on- going international expansions, particularly relating to future acquisitions, could also impact these metrics in the coming years. The follow are key metrics for the Group: Climate-related Financial Disclosure (‘CFD’) Statement continued 76

• $66.1m (2023: $46.7m) Revenue from Marex environmental products and services • Revenues from environmental products and markets (% of total Revenue) was 4% in 2024 (2023: 4%) • The Group's global intensity ratio is 0.78 (2023: 0.76). Other climate-related risks are assessed using the relevant metrics according to the risk management framework, for example the potential impact of physical climate events on client risk would be assessed in terms of client margin exposures and potential default losses. Disclosure of Scope 1, Scope 2, and Scope 3 GHG emissions and related risks Marex is committed to becoming a net- zero business in line with government guidelines by 2050 or earlier. Our KPIs with respect to climate-related financial disclosures are our Scope 1 and 2 emissions. Reporting of our energy consumption and Scope 1 and 2 is included within our Streamlined Energy and Carbon Reporting ('SECR') table below. We also explain the sources of data, methodology and assumptions considered for the GHG emissions below. Marex is committed to improving the quality of our carbon emissions reporting and during 2023, the Group onboarded an external Sustainability platform (for emissions measurement, reductions and reporting) so as to strengthen our reporting going forward. In 2024, the quality of our Scope 2 reporting improved as a result of obtaining actual data for the majority of our real estate footprint with 84% market-based actual data (2023: 77%) being sourced from actual invoices. Progress made during 2024 Scope 1 and 2 During the year the Group has enhanced its process and undertaken various sustainability initiatives regarding Scope 1 and 2 methodology and reporting as follows: • Established internal quarterly input and reporting of GHG data via the Group's Sustainability platform to build higher accuracy of data; ensure live identification of issues and trends and any required mitigations. • We continue to implement the recommendations from our UK Energy Savings Opportunities Scheme (ESOS) report, for example by rolling out LED lighting across all offices. The majority of our office estate is leased and when we sign a lease on a new building, or renew an existing lease, we put sustainability at the forefront of our considerations. As a result, we have 100% renewable electricity use at our Bishopsgate HQ in the City of London, and our Asia Square office in Singapore has a US Green Building Council LEED Platinum certification and the largest photovoltaic installation (224 KWH peak) in the City’s Central Business District. • As an acquisitive business, the Group's property footprint is closely monitored to drive efficiencies. Sustainability is a key factor whilst securing these efficiencies, buildings are consolidated and transitioned to more modern and environmentally efficient buildings. This year, we took steps to consolidate our Chicago and Hong Kong offices during 2024. Scope 3 Our strategy to address Scope 3 emissions continues to develop and we do not currently report Scope 3 emissions as defined by the GHG Protocol. During 2024 the Group has taken steps to further develop our strategy to address Scope 3 emissions and we have been onboarding data in specific categories. Our focus for 2025 will build on the work conducted in 2024, both to continue to onboard data, and to identify which of the other 15 categories under the Greenhouse Gas Protocol are either material or relevant to our business and consider how to report against them. We will then aim to build a baseline of our most material Scope 3 Upstream and Downstream categories. During 2024, we made progress towards the following Scope 3 categories: • 3.1 Purchased goods and Services: – The Group onboarded GHG data for this category for the first time in 2024. To help with this process, we updated our Supplier Code of Conduct. Suppliers will be expected, upon request to disclose their energy, GHG emissions, Water and Waste performance and targets to Marex and Marex’s Sustainability platform for emissions measurement, reduction and internal reporting. Our Supplier Code of Conduct is available on our website. – The Group also engages with suppliers on strategic sustainability collaborations which can be mutually beneficial for both parties to further support their sustainability strategy. – We assessed and uploaded our supplier spend data to our Sustainability platform, which converted our supplier spend data into GHG emissions using their factors and methodology. • 3.6: Business Travel: – At the end of 2023, the Group on- boarded a travel booking and management system to accurately track and collect data on our travel- related flights, hotels, trains, rental cars and taxis. In 2024, Marex integrated the system’s data into our Sustainability platform, allowing us to utilise the platform’s emissions factors to establish our first Business Travel-related GHG footprint. As a fast-growing global and acquisitive business, we will always have a requirement to travel, but this new GHG footprint data provides us with a base from which to build insights and progress. – In 2025, we aim to further increase the adoption of our travel booking and management system by our colleague population, to allow for more granular data. As we build out the accuracy of our data collection processes, we expect the footprint for this category to increase in 2025. However, more detailed data will allow us to identify emissions hotspots and travel trends by location, department or route, and then take action to cut emissions where possible. 77

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Climate-related Financial Disclosure ('CFD') Statement continued

- We also reviewed initial estimated footprints for 3.3: Fuel and Energy related activities not included in Scope 1 and 2, 3.5: Waste and 3.7 Employee Commuting.

We will continue to develop our approach to our Scope 3 emissions, which is to be expected given the often-complex nature of this area. To support this, Marex aims to use our Sustainability platform to further inform our next steps.The Group's first Scope 3 footprint for the above categories were reviewed by the CCSG in February 2025. The Group's inputs, methodology and completeness of Scope 3 data is expected to evolve and improve over time. The Group aims to provide more regular updates to the Group Sustainability Committee to review and challenge the Group's Scope 3 footprint in anticipation of providing this information in the future. Additionally, we aim to onboard more Scope 3 GHG data related to our Upstream emissions and assess whether other Downstream categories within Scope 3 should be considered.

The Group's Scope 1 and 2 GHG emissions were reviewed by the Climate Change Steering Group, the Sustainability Committee and approved by the Audit and Compliance Committee and are provided in the following table:

	Year ended 31 December 2024			Year ended 31 December 2023		
	UK	Global (Excluding UK)	Total	UK	Global (Excluding UK)	Total
Emissions (market-based)[1]						
Emissions from the combustion of gas (tCO_2e) (Scope 1)	**110**	**123**	**233**	3	18	21
Emissions from purchase of electricity (tCO_2e) (Scope 2)	**4**	**1,075**	**1,078**	8	1,016	1,024
Total gross emissions based on the above (tCO_2e)	**114**	**1,197**	**1,311**	11	1,034	1,045
Emissions (location-based)[1]						
Emissions from the combustion of gas (tCO_2e) (Scope 1)	**110**	**123**	**233**	3	18	21
Emissions from purchase of electricity (tCO_2e) (Scope 2)	**591**	**1,067**	**1,658**	583	1,031	1,613
Total gross emissions based on the above (tCO_2e)	**701**	**1,190**	**1,891**	586	1,049	1,634
Intensity ratio tCO_2e (gross Scope 1, 2) per full time equivalent[2,3]	**0.61**	**0.93**	**0.78**	0.59	0.91	0.76
Energy consumption used to calculate Scope 1 emissions (kWh)	**427,469**	**291,804**	**719,273**	11,509	96,090	107,599
Energy consumption used to calculate Scope 2 emissions (kWh)	**2,853,421**	**2,920,432**	**5,773,853**	2,811,718	2,899,618	5,711,336
Total energy consumption based on above (kWh)	**3,280,890**	**3,212,236**	**6,493,126**	2,823,227	2,995,708	5,818,935

1. Emissions on:
- Market-based: A market-based method reflects emissions from electricity that companies have purposefully chosen (or their lack of choice).
- Location-based: A location-based method reflects the average emissions intensity of grids on which energy consumption occurs (using mostly grid-average emission factor data).
2. Intensity ratios are calculated on location-based emissions and are before offsetting.
3. To note, in 2023 Marex calculated refrigerants internally and offset the emissions using credits from the 001–OxC–The Global Mangrove Trust project. However, they were not included in our external 2023 intensity ratio reporting (adjusted calculation of intensity ratios for 2023 Scope 1 and 2: 0.61 for the UK and 0.8 globally).

The above GHG emissions cover all material sources for which Marex Group plc is responsible. Emissions were calculated following the GHG Reporting Protocol (Corporate Standard) using the Watershed platform. Responsibility for emissions sources was determined using the operational control approach. All emissions sources required under The Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018 are included. Actual energy usage data was collected in the form of invoices, service charges and spreadsheets held by Marex Group plc. Estimated data is based on building square-footage for all facilities, and was combined with emissions factors from the U.S. EPA, Ecoinvent, TCR and other data sources to calculate GHG emissions. Electricity emissions factors are chosen based on geography to reflect the emissions intensities of the facilities' local grid. Market based emissions are from electricity that companies have purposefully chosen.

78

Our enterprise-wide risk management framework and internal control environment are designed to address those risks that can undermine our business model and ability to execute our strategy. Risk management is a key consideration for delivering against our strategic priorities, whilst ensuring our long-term sustainability and effective corporate governance. Our Group’s business strategy and risk appetite are linked and form the driver for decision- making across the Group so that boundaries are set to support the execution of our strategy, the effective management of capital and the efficient use of liquidity. To ensure effective risk management practices permeate throughout the business, we have a comprehensive risk management governance structure in place, that articulates the control mechanisms to identify, measure, assess, monitor, control, and report on our underlying top and emerging risks. This governance structure is articulated within our Enterprise-Wide Risk Management ('EWRM') framework and policy which are enabled by our people, our processes and systems and sets the foundations and organisational structure for implementing and reviewing risk management practices and activities across the Group. Risk appetite Our comfort in risk taking is set by the Board and Group Risk Committee which defines the risk boundaries in which the business and management operate. Our risk appetite is underpinned by a series of measures that track the current and stressed performance of the business against a series of risk appetite statements. Regular monitoring of our risk appetite measures helps us to alert management in case there are any changes to the Group risk profile so that appropriate actions can be promptly taken to return to within acceptable risk levels. In line with our EWRM framework and policy, this approach allows the Board, its sub-committees and executive management to discuss and measure the nature and extent of the risks faced by the Group while executing our strategy. Stress and scenario analysis As part of the risk management process and in alignment with UK regulatory requirements set by the Financial Conduct Authority, we carry out regular stress tests and scenario analysis on the amount, type and distribution of financial and capital resources to address the key risks we are exposed to. Within these assessments we not only look at capital and liquidity resources required to cover for the level of risk we may be exposed to, but we also take into consideration the level of harm to those that might be affected by our operations such as our clients and the markets we operate in. We use these extreme but plausible risk scenarios to better understand how resilient our business should be during a moment of crisis or large-scale events that could materialise and, if necessary, to re-calibrate our risk appetite. Managing our risk 79

Our Enterprise Wide Risk Management framework Our EWRM framework is an overarching document that applies to the Group and describes the methodology for managing our risks. The Board has ultimate responsibility for ensuring that the Group operates with an appropriate risk governance framework. It maintains oversight over subsidiaries and is cognisant of the local regulatory responsibilities applicable to boards of local operations. Subsidiaries may develop their own risk frameworks and policies for their specific business, however in their development they are consistent with and do not conflict with the principles of the Group EWRM framework and all other relevant Group policies. This structure ensures that all separate legal entities are treated collectively for the purposes of risk identification, assessment, communication, and reporting, so the Group has a holistic view of risk. Managing our risk continued 80 Our Enterprise-Wide Risk Management framework Enhancing our risk oversight through the application of a consistent risk process and methodology Risk Strategy & Governance Structured and coherent approach across the Group for the management of risk. Three Lines of Defence (3LoD) for an appropriate governance and oversight of risk Risk Appetite Comfort in risk-taking in the pursuit of our strategic objectives. This is articulated through statements of intent corroborated by qualitative and/ or quantitative measures Risk Management Process Consistency in the application of the methodologies, techniques and protocols to manage risks effectively throughout the Group Risk Integration Integration of risk efforts with other strategic decision-making processes (e.g. Strategy, Audit, Compliance, ICARA, Business Resilience, Sustainability) Risk Culture Risk behaviours, beliefs and values for embedding risk management into the Group

Risk strategy and governance First line of defence Ownership and management of risk Day-to-day management of risk sits with the business units and support functions. They are responsible for understanding and adhering to the risk and control environment. Frontline employees must consider the risk/reward trade-off in the short and long term and must ensure compliance with all risk policies and limits. The first line is responsible for the ongoing identification, assessment, monitoring and reporting of risk exposures. Second line of defence Oversight of the management of risk Internal control function, which includes Risk Management and Compliance. These teams provide independent risk oversight and challenge to the first line, and supervision of the operation of the risk control framework. Responsibilities also include the formulation and maintenance of risk frameworks, policies, and risk reporting. Third line of defence Systems and control assurance Independent assurance of the first and second lines. Internal Audit carries out an annual programme or risk-based audits covering all aspects of first-and second- line risk management and risk control activities. The conclusions of each risk- based audit are reported to all three lines of defence. Internal Audit action plans are tracked through the Audit and Compliance Committee to ensure that resolutions are reached within the indicated timescales. Our robust governance and assurance structure facilitates the escalation and reporting of risk – bottom-up, by business units to the various Committees and Board – whilst also ensuring effective channels to cascade risk approved policies and information – top-down, from the Board to the business units. Business units are accountable for identification, management, and escalation of risk in their area, supported by Risk Management and Internal Audit for guidance, oversight and supervision. 81

Risk appetite Our group-wide business strategy is aligned with the Group's risk appetite to guide the Group's business activity and management's risk-taking decisions. This approach ensures structures exist to respond to any material risks in line with the boundaries set by the Board. Our Group risk appetite statements defined for each risk type are further articulated and translated into risk triggers, limits, and exposures which are reviewed by management on a regular basis to ensure the business operates within an acceptable level of risk exposure. Risk Appetite and tolerance measure against risk types of Credit, Market, Operational, Capital and Liquidity Risks is monitored as part of Business As Usual daily activities, with early warning trigger breaches reported to management. A high-level summary of the key risk roles and responsibilities is included in the table below: Board of Directors Sets risk appetite and reviews and challenges risk strategies, risk management and control framework, key risk limits and high-level risk policies. Oversees business plan and risk management strategy. Group Executive Committee Considers decisions relating to risk and initiates appropriate actions following Board, Risk Committee and Audit and Compliance Committee meetings. Reviews and challenges the overall risk profile and capital position of the business and ensures appropriate actions are taken to ensure risks are managed within the parameters and appetite set by the Board. Chief Risk Officer Enables efficient and effective governance of significant risks and related opportunities to the Group. As a member of the Executive Committee, guides the Committee and Board on the formulation of risk appetite, strategies, policies, delegated authorities, and limit structures for the management of risks. Global Head of Risk As a member of the Global Leadership Team supports the design and implementation of good risk governance across the Group and in coordination with the Chief Risk Officer advises Committee and Board on risk management strategies. Chief Operating Officer Supports the establishment of a risk-aware culture and the implementation of the EWRM framework, embedding its principles within all policies, frameworks and procedures under their remit. Risk Committee Provides advice to the Board on the Group’s current risk exposures and future risk strategies (including the strategy for capital and liquidity management), the embedding and maintenance throughout the Group of a supportive culture in relation to the management of risk and the establishment of prescriptive rules and procedures in relation to risk. Oversight of risk when approving and monitoring limits on risk exposures and concentration across the business. Focus is on risks to which the Group is exposed to considering risk appetite. Audit and Compliance Committee Monitors the operational effectiveness of policies and internal control systems. Approves, monitors, and challenges the frequency, scope and performance of Risk Management considering risk exposures. Remuneration Committee Recommends to the Board the Group policies, practices and procedures related to employee remuneration, ensuring they encourage responsible business conduct, are consistent with, and promote sound and effective, risk management, promote risk awareness and prudent risk-taking. Business Heads, Division and Functional Leads Implement the EWRM framework, embedding its principles within all policies, frameworks and procedures under their remit supporting the establishment of a risk-aware culture within the organization. Role Responsibilities Managing our risk continued 82

Risk management process Our risk management process aims to provide a consistent methodology to the Group to effectively manage the risks we face. To support this, we have a defined Risk Classification Model ('RCM') that provides a common risk language, and a consistent basis for the identification and management of risk. This approach allows us to have a common frame of reference when we communicate risk information while we continue our efforts to standardise reporting across the Group and across our regions. This categorisation model forms an integral part of the EWRM framework and is effectively linked to our risk appetite methodology. The key steps as part of this component are: 1. Identification and assessment: The Group identifies and assesses material risks to which it may be exposed in the process of delivering its business strategy. This risk assessment forms the basis of identifying where it may be appropriate to implement risk controls across the business. 2. Response and Mitigation: Key risks identified in the RCM are consistently measured, analysed and controlled in accordance with approved policies and processes. The specific measure of risk is dependent upon the risk and multiple measures may be used to provide a comprehensive view given potential shortcomings in individual methodologies. Key business controls and procedures are implemented to effectively mitigate the risks highlighted by the risk assessment. 3. Monitoring and Reporting: An important part of the risk management remit is regular and appropriate monitoring and reporting. In line with the governance structure in place, periodic reporting and risk analysis is presented to the relevant governing bodies as well as the relevant risk- takers, including the Board; Risk Committee; Executive Board; and senior management. Specific details on calibration and implementation of individual measures and controls are detailed within the relevant policies and procedures for the control and business area. The flow of information and communication across the Group relating to the management of risk and the effectiveness of the control framework within the risk governance structure is an important component of the framework. There is regular reporting on the performance and effectiveness of risk metrics and formalised management information relating to the risks inherent in the business. The escalation procedures for raising significant issues with managers and supervisors are clear and well embedded across the Group. Reporting requirements include monitoring the ongoing adequacy and effectiveness of the control framework, taking account of the trends and frequency of breaches of the control framework recorded on the risk register. Inherent risks and mitigating controls are assessed during the Risk and Control Self-Assessment ('RCSA') process. Risk integration We recognise that for risk management to be effective, it needs to be coordinated and embedded across the Group. We continuously strive to integrate our risk management efforts with other relevant strategic decision- making processes. As an example of this, our Risk department interacts, liaises, and is coordinated with the activities undertaken by Compliance, Internal Audit, Strategy and Planning, Business Resilience, and Sustainability teams to inform and challenge the Internal Capital Adequacy and Risk Assessment (ICARA) process. Risk management also plays a crucial role when acquiring and integrating a new company into Group activities. We have a structured process in place to ensure that acquisition and integration activities are executed in a controlled and structured manner and inherent risks of the target company are understood and managed. 83

Risk culture Measured risk-taking, and effective risk management are fundamental to our core values – the tone from the top in relation to the organisational culture and attitude to risk informs the behaviour of our colleagues towards risk-taking activities. We believe that risk management is the responsibility of all employees and this is why we have reflected risk into our appraisal and remuneration processes. We consider training and development critical for supporting and reinforcing a positive culture across the organisation. This is why we launched and continue to invest in the Marex Academy where our training sessions, both online an in person, range from professional development, tech session, to specific classes on our products and services. Selected risk behaviors are measured and tracked across the organization as part of our periodic Engagement Survey. This helps to understand how our culture towards risk is changing and provide us with useful insights when deciding on which initiatives and interventions to take forward. Group risks in 2024 Over the course of the year the Board, informed by the Risk Committee, and the Audit and Compliance Committee have periodically reviewed the Group principal and emerging risks and our ongoing focus remained on enhancing our internal control environment to meet the needs of our growing business. Despite Marex significant growth in revenue, profitability, capital and liquidity, our Risk Appetite has not increased materially. Considering Marex's listing on NASDAQ which brought additional reporting requirements and stakeholders’ scrutiny, and recent acquisitions that brought additional diversification across our client base we have continued to make significant investment for strengthening our regional control and support resources. Key changes in the year During the year we have matured our Group EWRM Framework and overall IT architecture making targeted enhancements aimed at improving, and further automating where possible, our risk processes. We have: • Evolved our Risk Appetite methodology aligning it closer to our business practices so that it more accurately measures and monitors our risk profile. We have i) refined the list of metrics monitored; ii) further calibrated appetite thresholds in terms of triggers and limits; iii) articulated risk appetite into geographical regions for enhanced risk oversight, all of this in line with the evolution and growth of our systems and processes. • Enhanced regional risk governance through establishing governance forums, tailored risk appetites, clear accountabilities and delegated authorities. This feeds directly into functional global structures. In recent years we have grown support and control costs at the same pace as Front Office and headcount faster than Front Office, consistent with the view we need to invest in controls. • By establishing the Sarbanes-Oxley Act (SOX) compliance programme during 2024, the Group began to strengthen its internal control framework in particular over financial reporting. In addition there were several actions taken during 2024 which began to remediate the material weaknesses over internal financial reporting controls identified at the time of the IPO. • Refined our risk language for a better identification and articulation of risks. For example, we have incorporated climate-related risks into our Risk taxonomy. This allows climate-related risks to be explicitly assessed and consistently reported further embedding them into our risk processes. • Evolved our operational resilience framework, with a clearer focus on the criticality of response. We have enhanced our third-party supplier management, system testing, scenario/ tabletop analysis, and entity board governance oversight. These improvements have helped limit the impact felt in the event of major incidents, such as a cyber- attack and the CrowdStrike outage across summer 2024, where we recovered quickly with limited impact to our operations. Managing our risk continued 84

Financial CREDIT OWNER Group Management TREND LINK TO STRATEGY RISK APPETITE KEY METRICS Credit issuance, drawn/ undrawn credit, credit provisions, credit expected loss, credit and portfolio concentration DESCRIPTION We trade with a range of clients from institutional investors and financial services firms to energy distributors, commodity producers and other corporate hedging clients. Where any of our client, counterparty, or distributor fails to perform its contractual obligations we may incur a credit loss. As per our risk taxonomy we define three types of credit risk: Counterparty credit risk, Settlement risk and Non-client counterparty risk. Counterparty Credit Risk: Risk of credit losses where a trading counterparty or client fails to perform during the lifecycle of a trade. This could arise in Marex business lines of client clearing, bilateral derivatives (e.g. Solutions) and other cash-settled ETD and Over The Counter - OTC products, e.g. client failure to meet margin calls or repay a credit line. Settlement Risk: Risk of credit losses due to client or counterparty failure to deliver their obligation at trade settlement covering both Net and Gross settlement - respectively Delivery Versus Payment (DVP) and Free of Payment (FOP). Non-Client Counterparty Risk: Potential credit losses due to exposure to banks, brokers and exchanges, for example Initial Margin and VM posted to exchanges and clearing houses. MITIGATION We manage and control credit risk using a structured framework of limits, governance and controls, which keep credit exposures within risk appetite while allowing business expansion and diversification. In addition, Group Risk Management supports business decision-making and the proactive identification of any new risks. Our mitigation approach is tailored to the type of credit risk, as defined in the risk taxonomy. Counterparty Credit Risk is mitigated by a comprehensive set of client-level limits (position limits, stress limits) and daily monitoring by dedicated risk teams. Any credit lines granted are approved as part of Delegated Authority from the Group Risk Committee, and are reviewed on an annual basis. Credit decisions are based on clients' financial statements, margin history and trading patterns. Settlement Risk is considered as i) Net Settlement risk where we may incur in replacement costs e.g. where one side of a matched principal trade drops out and Marex sells at a loss. This risk is mitigated by notional limits set for each client. Distributor risk may also occur in case a notes distributor cancels their order (pre-hedge), which is mitigated by delta limits and daily monitoring of notes settlement; ii) Gross Settlement risk in case the exposure is generated where currency, goods, securities or warrants have been released without receiving settlement by the counterparty. Credit terms are agreed in advance and may be mitigated by letters of credit, guarantees, or a client's strong credit rating. To mitigate Non-Client Counterparty Risk we set exposure limits according to the credit rating of each counterparty, which are monitored and adhered to by the Treasury team. MARKET OWNER Group Management TREND LINK TO STRATEGY RISK APPETITE KEY METRICS Market Risk is captured, limited and controlled using several different lenses including but not limited to Greek sensitivities, stress and Value at Risk models (VaR). DESCRIPTION In trading businesses, changes in the values of trading portfolios generate profits or losses. Market Risk manages and limits the market risk exposures which give rise to changes in value of the trading portfolio. Such changes are due to changes in the prices of market instruments, including spot prices, volatilities, interest rates, etc. MITIGATION Through our Market Risk team we monitor the sensitivity of the portfolio to movements of market-driven risk factors. Market Risk captures, monitors and controls exposures on each portfolio. Each portfolio is subject to an agreed Dealing Authority which defines, inter alia, allowed products, currencies, tenors, exposures, etc. Such exposures are measured daily using a variety of Risk lenses including VaR, stress and greeks. Desks are required to remain within limit and breaches of limits are required to be escalated and remediated. Market Risk limits are set at levels to support business growth within a controlled Risk environment in alignment with the Group Risk Committee expectations. The Market Risk Management Framework is open and transparent. 85

LIQUIDITY AND CAPITAL OWNER Group Management TREND LINK TO STRATEGY RISK APPETITE KEY METRICS Liquid assets per material operating entity, internal headroom, concentration (e.g. cash deposits, hedging counterparty), portfolio maturity profile DESCRIPTION Due to the nature of our business, we may be subject to potential losses for not having sufficient financial resources to meet our financial obligations as they fall due, or we can secure such resources only at excessive cost. When assessing liquidity risk we consider two main aspects: our short-term liquidity and our structural funding. With this year IPO listing we have raised money for future growth and welcomed new investors. We have continued to take a prudent approach to managing our liquidity and took steps to further diversify our funding sources. We raised $600 million in senior notes in October, strengthening our overall liquidity position. MITIGATION Our conservative approach to liquidity management encompasses regulatory requirements (e.g. UK Investment Firms Prudential Regime - IFPR) and internal processes designed to optimize and safeguard the Group’s liquidity resources. Our Group funding objective is to maintain a stable maturity profile in line with working capital needs and growth objectives, including periods of financial stress. The management of Liquidity Risk is embedded in the Group’s overall risk management framework. The Group Treasury function has primary responsibility for liquidity management with independent oversight from Group Risk Management. Policies and procedures relating to liquidity management are maintained and implemented at the Group level and at material operating entity level. Our Liquidity Risk Management Framework includes the following key control processes to mitigate liquidity risks: • Periodic monitoring and reporting of the Group liquidity risk profile with early warning mechanism for the escalation of any breaches in alignment with Group risk appetite; • Approval of regulatory documents e.g. ICARA or similar, specifying minimum requirements for capital and liquidity by the Group Risk Committee; • Daily reporting of net liquidity resources and requirements for the Group and key entities, with material liquidity shifts highlighted to Executive Management; • Regular reporting of Risk Appetite Metrics to Executive Management and to Group Risk Committee. Managing our risk continued 86

Operational TECHNOLOGY INFRASTRUCTURE AND CYBER SECURITY OWNER Group Management TREND LINK TO STRATEGY RISK APPETITE KEY METRICS Core systems performance status (i.e. number of incidents and related breaches), Information security status, Business disruptions (i.e. Business Continuity Plans invoked, Disaster recovery procedure implemented). DESCRIPTION We employ a comprehensive range of technology solutions, developed both internally and by recognized industry leaders. Within our technology framework, we have identified three significant risks. The first risk pertains to technology failure, where our systems and platforms may experience downtime due to improper configuration or inadequacy in meeting the demands of our scale and complexity. The second risk is associated with a complex IT architecture. As we pursue business growth and diversification into new product offerings, we consequently introduce more intricate systems that significantly impact our trade flows and overall technology ecosystem. The third risk involves cyber threats, which are increasingly sophisticated and prevalent. As our organization continues to expand and acquire additional assets, these risks become more pronounced. Marex may face greater exposure to potential failures in our essential platforms and systems, as well as heightened vulnerability to cyber-attacks. The failure of our infrastructure could have profound implications for our business operations, encompassing the potential effects of physical and transitional climate risks on our key infrastructure. MITIGATION We are dedicated to proactively addressing challenges in order to safeguard our operations and promote sustainable growth. Our primary focus is on our long-term technology needs and requirements, which we address through the implementation of a well-defined technology strategy. Additionally, we have established an operational resilience and business continuity framework to ensure the consistent availability and reliability of our technology. Our security infrastructure is robust, and we are committed to maintaining up-to-date platforms, applications, and systems to enhance our security posture and programs continuously. Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Group Risk Committee oversight of cybersecurity and other information technology risks. The Committee oversees management’s implementation of our cybersecurity risk management program. Our comprehensive suite of policies is aligned with ISO27001, and we employ a cyber assessment framework based on the National Institute of Standards and Technology (NIST). Furthermore, we carry out thorough due diligence on acquired entities to evaluate their security posture, implementing necessary enhancements prior to their integration into the Marex IT infrastructure. THIRD PARTY AND SUPPLIER MANAGEMENT OWNER Group Management TREND LINK TO STRATEGY RISK APPETITE KEY METRICS Supplier population and related criticality assessments, Suppliers inventories per jurisdictions DESCRIPTION We use a range of suppliers that help us provide services to our clients. It is fundamental we have the appropriate resources in place to manage and oversee all third parties and suppliers in line with our Group policies and practices. Our continued growth and expansion are adding pressures on our capabilities to manage the supplier population. Inadequate supplier performance could lead to detrimental impact on our ability to serve clients or meet our regulatory expectations. MITIGATION Marex is committed to building and maintaining strong, transparent and mutually benefiting relationships with its suppliers. We continued to strengthen our Supplier Management Function and related methodologies and implemented a suite of documents for appropriate governance and oversight of our supplier population. These includes a Supplier Management Policy, Procedures and a Supplier Code of Conduct which have all been approved and endorsed by our Material Outsourcing Committee. The Material Outsourcing Committee is a sub-committee of the Group Executive Committee. We continue to enhance the way risks around suppliers are managed and overseen strengthening our processes and framework capabilities to improve the visibility of this risk for appropriate management of our material third parties. 87

Operational continued COMPLEXITY RELATED TO THE INTEGRATION OF NEW BUSINESSES, AND DELIVERY OF STRATEGIC CHANGE PROGRAMS OWNER Group Management TREND LINK TO STRATEGY RISK APPETITE KEY METRICS Status of risk in key business change projects and portfolios, Performance of Business and risk integration plans DESCRIPTION With the continued growth and business expansion, our ability to integrate new businesses may be adversely affected by the increasing complexity and volume of these acquisitions stressed by capacity constraints within our key control and support functions. MITIGATION We continue to focus on investing and strengthening our change management capabilities to better integrate new businesses and deliver strategic initiatives while managing change in an efficient and effective way. For example all new change initiatives, which meet certain criteria, are governed and discussed in our Business Change Approval Committee (BCAC) which is chaired by the Group COO. The BCAC is a sub-committee of the Group Executive Committee and is attended by representatives of our Control and Support functions. This Committee is central for managing change in a controlled, safe and consistent manner. When acquiring new businesses, we perform due diligence assessment and drive our integration plan in a consistent manner so that acquisition and integration activities are executed within a controlled and structured process while enhancing our control framework. BROKING PROCESS OWNER Group Management TREND LINK TO STRATEGY RISK APPETITE KEY METRICS Material Business Events, Margin Call DESCRIPTION With the continued growth and expansion of The Group, there is an increasing exposure to operational risks at every stage of the broking process. This includes the execution and arrangement of transactions, where the potential for loss may arise from errors in closing positions or compensating clients. Additionally, operational risks persist during the clearing, settlement, and invoicing of transactions. MITIGATION Marex is committed to continuously enhancing the internal control environment across all operations. As brokers, we maintain robust internal controls over our brokering processes by periodically overseeing and assuring the activities conducted at our desks through our second and third line of defenses. This includes the issuance of trade recaps and confirmations, the establishment of order and position limits within our electronic order books, and ongoing monitoring to identify any potential erroneous trades, as well as addressing any clearing or settlement issues that may arise. Managing our risk continued 88

Operational continued INABILITY TO ATTRACT KEY TALENT OWNER Group Management TREND LINK TO STRATEGY RISK APPETITE KEY METRICS Staff attrition and turnover rates, Succession plans DESCRIPTION The competencies and engagement of our colleagues are essential for the successful implementation of our strategy and the effective service of our customers. The departure of key talent in critical functions, coupled with insufficient succession planning for senior management, poses risks to our growth and overall business performance. The Group operates within a highly competitive recruitment landscape, further intensified by the industry's increasing demand for flexible working arrangements. Consequently, there exists a significant risk of losing vital front office, support, or control staff, all of whom are integral to the efficient operation of the business. MITIGATION We allocate considerable time and resources to developing an engaging, inclusive, and rewarding work environment to effectively retain key talent and optimize the skills and abilities of our people. The topics of colleagues, corporate culture, and talent management are central to discussions among the leadership team, within the Group Executive and Management Executive Committees, and the Board. Leaders and directors actively engage with colleagues at all levels throughout the year to remain attuned to sentiment within the organization. We administer an annual company-wide Engagement survey, conduct business-level spot checks, and analyze leaver data and surveys to identify trends and address any potential opportunities or challenges. We incentivize key talent while establishing both short-term and long-term succession plans. For positions that are particularly sensitive from a commercial perspective, we implement post-termination restrictions to minimize the adverse effects of attrition. Furthermore, we provide fixed-term front office contracts with staggered renewal dates, a performance management process aligned with remuneration, and flexible working arrangements. 89

Strategic and business ACQUISITION AND MARKET EXPANSION OWNER Group Management TREND LINK TO STRATEGY RISK APPETITE KEY METRICS Performance against strategy implementation plans, Concentration risk, Capital and Liquidity positions DESCRIPTION As part of Marex’s growth ambitions, acquisitions form one part of our strategy to expand into new markets and territories, extend our portfolio, gain or boost long-run competitive advantage, acquire new technologies and capabilities. A clear strategic vision on which assets we acquire, when we acquire, and how, is critical. We recognise that a failure to take due care and consideration into our acquisition approach and framework may lead to undue pressure on our capital and liquidity resources, have a detrimental impact on our strategy or navigate in uncertain regulatory landscape. MITIGATION Our strategic acquisitions are aligned with our strategy to add clients, capabilities and geographies to our platform to continue to diversify our business. We continue to take advantage of consolidation opportunities through bolt-on transactions whilst opportunistically consider larger acquisitions where potential for significant value creation exists. We focus on maintaining discipline in our M&A Strategy and adopt a clear valuation model, aligned with our strategic initiatives, which supports our acquisitions targets. Before acquiring any new business, we perform extensive initial due diligence assessments to identify, and potentially manage, any material risks while evaluating the viability of the purchase. CLIMATE-RELATED RISK OWNER Group Management TREND LINK TO STRATEGY RISK APPETITE KEY METRICS Revenue split from Environmental products and services, Stress test results DESCRIPTION While transitioning towards a more sustainable economy, we may fail to anticipate and adequately respond to physical and transition threats and opportunities, which may lead to a decline in revenues and/or market share, as well as regulatory and financial impact to the Group. Failure to articulate and manage our exposure to Climate-related risks may compromise our reputation and profitability, not meeting our stakeholder and investors' expectations. MITIGATION We remain committed to improving energy efficiency across the Group and aims to become net-zero by 2050 or earlier. To support this we have expanded our environmental capabilities and offerings to make Marex the go-to place for access to environmental products and markets and continue to mature our approach to measuring and monitoring our impact with quantifiable sustainability metrics and clear targets. Our climate-related risks are assessed using the relevant metrics according to the risk management framework, for example the potential impact of commodity price volatility on client risk would be assessed in terms of client margin exposure. As outlined in our Climate- related Financial Disclosures (CFD) Statement, our key indicators are our Scope 1 & 2 emissions. Our strategy to address Scope 3 emissions is developing. The Group's Scope 1 & 2 Greenhouse Gas emissions are reviewed by the Climate Change Steering Group, the Sustainability Committee and the Audit and Compliance Committee. We strive to align our sustainability approach with global leading practices and continue to seek advice from external subject matters resources to respond to new sustainability developments. Managing our risk continued 90

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Strategic and business continued

HEALTH AND SAFETY

OWNER Health and Safety Committee

TREND

LINK TO STRATEGY

RISK APPETITE L

KEY METRICS
Actions and outcomes related to Fire risk assessment, Unfilled Health and safety positions e.g. First aiders, Fire wardens

DESCRIPTION
While performing our business activities our employees, visitors, other parties or the environment may be adversely affected.

MITIGATION
We take health and safety seriously and recognise that the control of all health and safety matters from our work activities is not only an essential feature of our efficient operations but also a civil and statutory obligation.

We are committed to provide a safe and healthy workplace for all our employees and it is our objective to continually improve our overall health and safety performance. We have a Health and safety global Programme in place which is regularly overseen by our Health and Safety Committee and review our Health and Safety policy on a regular basis taking into consideration changing operational procedures, changing legislation and new knowledge.

Compliance

EVOLVING REGULATORY LANDSCAPE

OWNER Group Management

TREND

LINK TO STRATEGY

RISK APPETITE L

KEY METRICS
Compliance and regulatory breaches, Status of key regulatory/change projects and initiatives

DESCRIPTION
Adding on new business types, with new regulatory requirements from new jurisdictional regulators in complex business units from both organic and inorganic growth has added to the overall regulatory risk we face as a business.

MITIGATION
We closely monitor the evolution of the regulatory landscape so that we can respond to changes in a timely manner. Our teams regularly scan upcoming regulations to understand if the introduction of changes would limit or restrict the way we run and operate our business.

As part of their duties the Audit and Compliance Committee is responsible for reviewing and approving the Group's plans for identifying, assessing, monitoring, managing, and reporting regulatory risk on a regular basis.

Marex also works with regulators and financial exchanges around the world to promptly respond to consultations with a view on collaboration so that regulations can be shaped effectively.

FINANCIAL CRIME AND SANCTIONS

OWNER Financial Crime Committee

TREND

LINK TO STRATEGY

RISK APPETITE L

KEY METRICS
Sanctions breaches, trend of business relationships refused or exited due to Financial Crime reasons, Reported suspicious activities

DESCRIPTION
We consider financial crime risk as the risk of facilitating illegal activity committed or furthered through Marex by internal or external parties, in relation to the following: money laundering, fraud, bribery and corruption, tax evasion, terrorist financing, proliferation financing and violation of sanctions.

MITIGATION
We have adopted a holistic approach to the management of financial crime and sanctions risk and implemented a group-wide Financial Crime Policy that is imposed through a structured financial crime and sanctions prevention framework.

Our risk-based approach is aligned to the Financial Action Task Force ('FATF') recommendations and relevant regulatory requirements.

Marex understands that its business model, sectors, and geographies in which it operates introduce inherent sanctions and financial crime risks. Additionally, the global sanctions landscape continues to evolve at pace bringing new complexities for compliance.

We are constantly strengthening our financial crime and sanctions prevention framework to adapt to these new and evolving threats and vulnerabilities, and to ensure the control environment remains sustainably designed and operates effectively.

91

Looking ahead – our emerging risks Change in geopolitical and markets dynamics 2024 was the biggest election year in history, with a record number of global elections, and we are starting to see shifts in global powers which are bringing in a multitude of risk scenarios. From fragmentation of economies, fueled by geopolitical tensions - both foreign and domestic, leading to increased divergence of regulatory and legislative systems, changes occurring in fiscal and economic environments, to the ESG agenda, organisations are adapting and considering these risk scenarios whilst developing and implementing their strategies. As a global growing organisation Marex is not exempt and must navigate through these complex challenges. Risk of de-globalisation The global economy is becoming more fragmented with a widening divergence between different regulatory systems. The shifting political landscapes and changes in government policies are adding pressures in an already complex regulatory environment. We see this risk heightening in our emerging markets with potential impacts to our growth strategy and ambitions. The increasing geopolitical instability and further uncertainty in the Middle East region is an example. Changes in economic environment Material changes in monetary and fiscal policies may impact our business growth and influence our investment decisions. Trade barriers being imposed or subsidies to protect domestic industries may lead to trade disputes with detrimental impacts on supply chains and commodity prices for our clients. These challenges could limit Marex ability to sell products in certain markets or jurisdictions impacting revenue opportunities whilst at the same time complicate strategic planning for adapting to new rules. Marex will continue to do business in those markets and jurisdictions deemed profitable if in line with our strategy. ESG agenda Politically driven regulatory changes around climate could directly impact our revenue in markets where we have significant market share such as Energy, Metals and Agriculture. A significant risk we face from climate change is the retraction of our primary markets and our ability to diversify our revenue streams accordingly. To mitigate this risk, and in line with our strategy, we continue to diversify through investments and strategic acquisitions into new resources and capabilities. Investment strategy balance All our business decisions are driven by our Strategy. As our business grows, we challenge ourselves on whether we make the right investment choices and whether these choices fully consider the shifting market landscape. We see a risk in not achieving the right balance in our investment strategies when considering efficiency and profitability and challenge whether we bring in the right level of resilience in our business. If not properly considered, this could limit our adaptability and capability in achieving success across all our business segments and as an organization. Rapid evolution of fraud threat landscape Advancements of business practices (i.e. algorithmic trading) and adoption of sophisticated technologies, such as blockchain and other Artificial Intelligence (AI) powered tools, are not just helping organisations to achieve results previously not possible but are also providing fertile ground for fraudsters to proliferate. We are seeing a constant increase in the volume and complexity of frauds fueled by these transformative technologies. Fraudsters are now utilizing real events in near-real time, and other social engineering tactics combined with the use of automation and deepfakes to perpetrate complex cyber frauds. Phishing using generative AI, email- borne viruses and Denial of Service have become common cyber-attacks within financial services, with this trend not weakening any time soon. Critical for the success and survival of any organisation is the ability to implement proactive and protective measures that are informed by appropriate detection techniques that can adapt rapidly to these changing threats. Managing our risk continued 92

The directors of a company must act in a way they consider, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so have regard (amongst other matters) to the requirements of Section 172 (1) (a) to (f) of the Companies Act 2006 as set out below. The Directors recognise the importance of stakeholder engagement and its contribution to the success of the Company and their interests are taken into consideration by the Directors during Board discussions and decision- making. This report sets out how the Directors have met these responsibilities during the financial year. (a) The likely consequences of any decision in the long term The Company listed on the Nasdaq Global Select Market on 25 April 2024. The Group Board successfully oversaw this process and remain confident that the Nasdaq listing will greatly benefit the Company's short, medium, and long- term prospects, enhancing its long-term value for the benefit of its members. As part of its oversight of the IPO, the Group Board made several key decisions regarding the Company's governance framework, committee structure, and policies. These included appointing new board members to ensure the Group Board possessed the necessary skills, experience, and diversity required of a listed company. Additionally, the Group Board addressed key decisions with the majority shareholders by entering into an amended and updated shareholder agreement, which outlined key governance matters and other terms for the post-IPO relationship. (b) The interests of the company’s employees The Directors continued to support the annual employee engagement survey, which was undertaken in July. The number of respondents increased year- on-year by approximately 21% to 1,725 (2023: 1,416) reflecting the growth of the Group. The overall scores were mostly consistent with the previous year, suggesting that the Group's strengths have been preserved throughout significant change. Management, supported by the Group Board, will continue to focus on building a strong Group with increasingly satisfied employees, and on maintaining high levels of engagement following the recent acquisitions. Further details of the Group Board’s approach to remuneration, to leadership and how this cascades throughout the business to the workforce and employee engagement, can be found in the Corporate Governance Report. (c) The need to foster the company’s business relationships with suppliers, customers and others The Group Board is key in supporting appropriate behaviours in how the Group conducts business and in promoting the maintenance of good business relationships. The Directors are committed to supplier relationships of a high standard; and as such, all suppliers are required to meet the Marex Supplier Code of Conduct and abide by both relevant national and international standards, including those set out by the International Labour Organization, the UK Bribery Act 2010 and the UK Equality Act 2010. The Group’s Modern Slavery and Human Trafficking Statement sets out the commitment of the Directors to corporate responsibility and to maintaining a culture within which ethical behaviour is promoted, in addition to setting out the steps taken to minimise the risk of modern slavery existing in the Group’s business or supply chains. The Group Board recognises its financial regulators across the globe as key relationships, and the Directors are committed to regular open dialogue and compliance with regulatory requirements. (d) The impact of the company’s operations on the community and the environment The Group Board acknowledges its responsibility to foster a positive impact on the community and the environment. The Directors continue to support the Group’s focus on ESG, which includes activities in biofuels, renewable energy certificates, emissions futures and options, and environmental consulting services; and the Group's renewables desk continues to evolve. The Directors remain committed to the Group’s carbon sequestration project with Oxford University spin-off OxCarbon and The Global Mangrove Trust; and the Group continues to be committed to ESG positive initiatives. Further details of the Group’s approach can be found in the Sustainability Report. In addition, supported by the Directors, the Group’s approach to taxation is one of transparency and disclosure, paying its fair share of tax, ensuring a cooperative approach to working with tax authorities, with no aggressive tax planning, and alignment with best market practices. (e) The desirability of the company maintaining a reputation for high standards of business conduct The Directors understand the importance of promoting the Group’s cultural values, ensuring they are understood by all and are embedded into the fabric of the Group, its actions, how it conducts business, and how it supports appropriate behaviours. These are as follows: Integrity: We pride ourselves on our honesty and high ethical standards. We apply these values when working with all our clients, colleagues and other stakeholders. Respect: Our people and our clients are at the heart of our business. We always act respectfully and treat people fairly in everything we do. Developing our people: Our people are the basis of our competitive advantage. We look to ‘grow our own’ and make Marex the place ambitious, hardworking and talented people choose to build their careers. Adaptable and nimble: We are proactive. We embrace change as markets evolve to constantly increase our efficiency and we create innovative solutions for our clients. Collaborative: By working together across the organisation, we foster teamwork, can better respond to challenges and successfully deliver for our clients. Section 172 – Companies Act 2006 statement 93

(f) The need to act fairly as between members of the company All shareholders are treated equally and provided with information in a consistent manner. Further information can be found in the Corporate Governance Report. The Directors, in preparing this Strategic Report, have complied with s.414C of the Companies Act 2006. I T Lowitt Director 5 March 2025 Section 172 – Companies Act 2006 statement continued 94

Board of Directors 96 Corporate Governance Framework 99 Committee Reports 104 Group Directors’ Report 136 95

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Board of Directors

A diverse and experienced Board

		
	Robert Pickering	**Sarah Ing**
	Chair of the Group Board	Senior Independent Non-Executive Director
Date of Appointment	13 September 2021	22 July 2021
Nationality	British	British
Committee Membership	Rm N	A R Rm N
Contribution to the Board and relevant experience	Robert Pickering has served on our Board since September 2021, becoming Senior Independent Director in March 2022 and then Chair of the board in October 2023. Mr. Pickering previously served on the board of directors of Itau BBA, the investment banking arm of Itau Unibanco. From 1985 to 2008, Mr. Pickering held a variety of positions at Cazenove, where he built its financial advisory practice and grew its wealth management division, becoming its first Chief Executive. Robert also negotiated and led Cazenove's successful joint venture with JPMorgan in 2004. Since leaving Cazenove, Mr. Pickering has focused on a portfolio career, acting as an advisor to private individuals and boards, mainly in financial services. Mr. Pickering's extensive experience on various boards has included a variety of corporate transactions including IPOs, mergers, fundraisings and private equity. Mr. Pickering holds a Master of Arts in Law from the University of Oxford.	Sarah Ing has served on our Board since July 2021, serving as Senior Independent Director since October 2023 and as Chair of the audit and compliance committee since March 2022. Ms. Ing worked in audit and corporate finance, following which she was an equity research analyst covering the general financials sector from 2008 to 2017. Ms. Ing founded a hedge fund investment management business between 2004 and 2008. She currently serves as an independent non-executive director and committee chair at CMC Markets plc, XPS Group plc and City of London Investment Group plc. Ms. Ing is a chartered accountant and holds a Bachelor of Science with Honours from Durham University.

COMMITTEE MEMBERSHIP KEY

- A Audit and Compliance
- R Risk
- Rm Remuneration
- N Nomination
- Chair (filled box)

96

Marex Group plc | Annual Report 2024
Strategic Report | Corporate Governance | Financial Statements



Konstantin Graf von Schweinitz

Independent Non-Executive Director

7 September 2021

German and British

A R N

Konstantin Graf von Schweinitz has served on our Board since September 2021 and as Chair of the risk committee since August 2022. Prior to these roles, from 1988 to 2007, Mr. Graf von Schweinitz held a variety of executive positions at Kleinwort Benson and then Dresdner Group, including Head of Risk Management for investment banking. Mr. Graf von Schweinitz also serves as an independent chair of SG Kleinwort Hambros Bank and as a non-executive director at Egerton Capital. He holds Bachelor of Arts and Master of Arts degrees in History and Economics from the University of Oxford.



Linda Myers

Independent Non-Executive Director

1 January 2024

American

A Rm

Linda Myers has served on our Board since January 2024 and was appointed Chair of our remuneration committee in March 2024. Until 2022, Ms. Myers was a senior partner at Kirkland & Ellis LLP. During her tenure at Kirkland & Ellis, she served on the firm's global management committee from 2010 to 2020, chaired the committee responsible for firm policies, served on two committees responsible for compensation and established a number of diversity-focused task forces and initiatives. Ms. Myers also serves as the chair of the board of directors of the National Philanthropic Trust and, for both Gibraltar Industries and LCI Industries, on the boards of directors and as chair of their respective Nomination and Governance Committees. She holds a Bachelor of Arts in International Relations and Economics from the University of Wisconsin-Madison and a Juris Doctorate from the Georgetown University Law Center.



John Pietrowicz

Independent Non-Executive Director

24 April 2024

American

A

John W. Pietrowicz joined our Board in April 2024. Mr. Pietrowicz served as Chief Financial Officer of the CME Group from 2014, until his retirement in April 2023. Mr. Pietrowicz began his career at the CME Group in 2003, where he served on the management team from 2010. From 2012 to 2023, Mr. Pietrowicz also served as a director of S&P Dow Jones Indices LLC, and from 2020 to 2023, he served on the board of the World Federation of Exchanges. From 2018 to 2022, Mr. Pietrowicz served on the Financial Accounting Standards Advisory Committee, and from 2012 to 2016, he served on the board of Bolsa Mexicana de Valores. Before joining the CME Group, Mr. Pietrowicz served as Chief Financial Officer for The Merchants' Exchange, an electronic commodities exchange based in Chicago. Mr. Pietrowicz has also served as an independent director of Federal Home Loan Bank of Chicago since January 2025. Mr. Pietrowicz holds a Bachelor of Business Administration in accounting from the University of Notre Dame and a Master of Business Administration in Finance from Loyola University Chicago. He is also a Certified Public Accountant.



Roger Nagioff

Non-Executive Director

15 February 2010

British

R Rm

Roger Nagioff has represented JRJ Group on our board since 2010. Mr. Nagioff is a founding partner of JRJ Group, and from 1997 to 2008, he served in various senior executive positions at Lehman Brothers, including Global Head of Fixed Income, Chief Operating Officer for Europe and Co-Head Global Equities. Prior to that, between 1989 and 1997, Mr. Nagioff held a variety of senior positions in the Equities division at NatWest Markets. He holds a Bachelor of Arts degree in Law from what is now the University of London.

97

Henry Richards Ian Lowitt Rob Irvin Non-Executive Director CEO Chief Financial Officer 24 April 2024 1 November 2012 26 May 2023 British American and British British Henry Richards was a director on our board from 2018 to 2021, representing JRJ Group and was reappointed to our Board in April 2024. Mr. Richards has 17 years of experience in investment banking and private equity, with special focus on financial services. Since 2015, Mr. Richards has been at JRJ Group, holding the role of Principal since 2018. From 2014 to 2015, Mr. Richards was a senior associate at Partners Capital LLP. Prior to that, Mr. Richards was an investment banker at JP Morgan. He holds a Bachelor of Arts (Honours) degree in Classics from Durham University. Ian Lowitt has served as our Chief Executive Officer since January 2016 and on our Board since November 2012. Mr. Lowitt joined us in November 2012 as Chief Financial Officer. From 2008 to 2012, Mr. Lowitt was at Barclays Bank where, after the acquisition of Lehman Brothers, he managed the integration of the businesses and support functions and served as the Chief Operating Officer of Barclays Wealth America. From 1994 to 2008, Mr. Lowitt worked at Lehman Brothers in a variety of roles, including Head of Corporate Development and Strategy, Global Treasurer and Head of Tax, Chief Administrative Officer (Europe), Co-Chief Administrative Officer and later as Chief Financial Officer. Mr. Lowitt holds a Master of Science in Economics and a Master of Arts in Philosophy, Politics and Economics from the University of Oxford, which he attended as a Rhodes Scholar, and a Bachelor of Science and a Master of Science in Electrical Engineering from University of Witwatersrand in Johannesburg. Rob Irvin joined us as Chief Financial Officer in March 2023 and has served on our Board since May 2023. From 2011 to 2022, Mr. Irvin worked at HSBC, where he held Chief Financial Officer roles for both the Private Bank and Investment Banking divisions. Mr. Irvin is a Chartered Accountant, having started his career at Deloitte. Mr. Irvin holds a Bachelor of Arts with Honours in Economics and Social History from University of York. Board of Directors continued 98

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Corporate Governance

The Company successfully listed on the Nasdaq Global Select Market ('Nasdaq') on 25 April 2024. The Company qualifies as a Foreign Private Issuer ('FPI') as defined by the US Securities and Exchange Commission ('SEC'), and the Group is permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for domestic issuers.

For the year ended 31 December 2024, the Group has relied on such exemptions with respect to the following requirements:

- Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our amended and restated articles of association and the Companies Act provide alternative quorum requirements that are generally applicable to meetings of shareholders.
- Nasdaq Rule 5635(c) regarding shareholder approval requirements for the issuance of securities in connection with a stock option or purchase plan that is established, or materially amended or other equity compensation arrangement is made or materially amended.
- Nasdaq Rule 5635(d) regarding shareholder approval requirements for the issuance of more than 20% of the outstanding ordinary shares of the issuer.
- Nasdaq Rule 5605(d)(2), which requires that a listed company must have a remuneration committee composed entirely of independent directors and that they satisfy the additional independence requirements specific to remuneration committee membership set forth in Nasdaq Rule 5605(d)(2).
- Nasdaq Rule 5605(e), which requires that director nominees must either be selected, or recommended for the board's selection, either by independent directors constituting a majority of the board's independent directors in a vote in which only independent directors participate, or a nomination committee comprised solely of independent directors.

Except as stated above, the Group complied with the corporate governance rules generally applicable to U.S. domestic companies listed on Nasdaq.

We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Adhering to our home country governance practices, instead of following the regulations applicable to Nasdaq listed companies, might offer investors less protection than the Nasdaq listing requirements for domestic issuers.

Prior to the IPO, the Group adhered to and reported in line with The Wates Corporate Governance Principles for Large Private Companies (the 'Wates Principles'). However, now that the Company is listed, it no longer considers the Wates Principles to be an appropriate foundation for its corporate governance framework. Instead, the Board believes that the requirements of the Nasdaq Rules provide a sufficiently robust framework of governance standards within which the Company has implemented prudent governance processes and procedures. Consequently, the Board has not adopted a separate corporate governance code because it considers the applicable legislation and rules to effectively serve this purpose.

	Group Board[1]	Audit and Compliance Committee	Risk Committee	Remuneration Committee	Nomination and Corporate Governance Committee[2]
Robert Pickering	6/6	–	–	4/4	1/1
Sarah Ing	6/6	8/9	5/5	4/4	1/1
Konstantin Graf von Schweinitz	6/6	9/9	5/5	2/3	1/1
Linda Myers	6/6	9/9	–	4/4	–
John Pietrowicz[3]	4/4	5/5	–	–	–
Roger Nagioff	4/6	–	4/5	0/1	–
Henry Richards[4]	4/4	–	–	1/1	1/1
Ian Lowitt	6/6	–	–	–	–
Rob Irvin	6/6	–	–	–	–
Madelyn Antoncic[5]	6/6	4/4	5/5	2/3	1/1
Jeremy Isaacs[6]	2/2	–	–	3/3	–
Joe Cohen[7]	2/2	–	–	3/3	–

1. The above table does not include ad hoc Group Board meetings (of which eleven were held during the year), however additional meetings of the Board Committees have been included. Attendance by standing attendees is not included (for example the Chair attends all Audit and Compliance Committee and Risk Committee meetings and the CEO is present at the majority of Board Committee meetings).
2. The Nomination Committee scope was increased to include corporate governance and sustainability on 24 April 2024 and was renamed the Nomination and Corporate Governance Committee.
3. John Pietrowicz was appointed as a Director on 24 April 2024.
4. Henry Richards was appointed as a Director on 24 April 2024.
5. Madelyn Antoncic was appointed as a Director on 8 January 2024 and resigned as a Director on 18 December 2024.
6. Jeremy Isaacs resigned as a Director on 24 April 2024.
7. Joe Cohen resigned as a Director on 24 April 2024.

99

The Board The Group Board is the ultimate governing body of the Marex Group and plays a pivotal role in ensuring effective governance is in place to establish a sound risk management culture and environment, along with promoting and embedding the Group’s cultural values. The role of the Group Board is stewardship of the Group with long-term sustainable success and creation of shareholder value as fundamental objectives. The Group Board is responsible for determining the strategic objectives and policies required to deliver such long-term value within a framework of rewards, incentives and prudent and effective controls, which enables risk to be assessed and managed. The Group Board is accountable for effective and prudent management, including the segregation of duties and the identification and management of conflicts of interest, to ensure that the influence of third parties does not compromise or override independent judgement. The Group Board is also responsible for investigating all major deficiencies in performance and major deviations from strategic and financial objectives and risk strategy, ensuring that the necessary financial and human resources are in place for the Group to meet its objectives, and overseeing the conduct of management. The Group continues to transform in terms of scale and complexity, and in parallel with that growth, its culture continues to evolve. The Group defines culture as the spine which connects employees into a unified community, with a common set of values, practices and behaviours, which defines it and separates it from peers. Culture and conduct remain key priorities for the Group, and the numerous initiatives undertaken to embed its cultural values are validated by Internal Audit as part of every assignment it undertakes. The Group Board and executive management have continued their robust oversight of conduct and culture-related matters throughout the year, with regular presentations, discussion and challenge at meetings of the Group Board and Board sub-committees. The Group Board understands its role in setting ‘the tone from the top’ and ‘leading by example’ and cascades this throughout the business through ongoing dialogue with the workforce and other stakeholders. Employee engagement surveys are undertaken annually and responses from the 2024 exercise were positive, showing stable results across all measures versus the previous year, against a backdrop of significant change throughout the Group. Participants again provided insightful comments and feedback to management, further demonstrating their engagement and enabling actions to be taken by senior management and enhancements to be introduced where appropriate. The CEO, CFO, Group Head of HR and Chief Strategist also conduct regular ‘Town Halls’ disseminating information and updates to each region and enabling employees to participate in direct ‘Q&A’ sessions with management. Board composition The Group Board is structured to bring a broad balance of skills, knowledge and experience to the Group. The Group has a separate Chair and Chief Executive Officer, which maintains a balance of responsibilities, accountability and decision-making. The Group Board currently comprises: • the Independent Non-Executive Chair; • four Independent Non-Executive Directors (one of whom is the Senior Independent Director); • two Executive Directors (Chief Executive Officer and Chief Financial Officer); and • two Non-Executive Directors (representing the Company's largest shareholder). The Non-Executive Directors combine broad experience with objective judgement and provide challenge to the executive. Each Director receives a comprehensive induction upon joining the Group Board and is expected to commit sufficient time to meet the expectations of their role. Each director also receives continued support and training (facilitated by the Chair and Company Secretary) to enable them to carry out their duties effectively. Group Board activity review The Group Board holds six scheduled meetings each year, of which the first meeting is an offsite full day strategy meeting. Ad-hoc meetings are also held throughout the year as required for specific subjects of focus or urgent matters. The Risk Committee and the Audit and Compliance Committee both meet at least four times each year and ad hoc as required. The Remuneration Committee and the Nomination and Corporate Governance Committee both meet at least once each year and ad hoc as required. The Group Board continues to seek to improve the lack of diversity in its membership, which is symptomatic of the financial services industry as a whole, and the Group’s commitment to promoting diversity and inclusion will remain a key focus. The Group Board regularly assesses the independence of each of the Non-Executive Directors and has determined that Robert Pickering, Sarah Ing, Konstantin Graf von Schweinitz, Linda Myers and John Pietrowicz are independent. None of the Non-Executive Directors, nor their immediate families, have received additional remuneration from the Group. This excludes management fees which were paid up to April 2024 under the previous Shareholders' Agreement, which are reviewed by Internal Audit on behalf of the Audit and Compliance Committee. A full Register of Directors’ Interests is presented to the Group Board annually for approval and any interim changes are reviewed and approved at the next available Board meeting. At the commencement of each Group Board meeting, the Directors are also invited by the Chair to advise of any conflicts or potential conflicts in respect of items on that meeting’s agenda. Where the Group Board believes that a potential conflict of interest could affect, or could appear to affect, any Director’s judgement, appropriate procedures will be considered, including recusal of the Director from the relevant part of the meeting. Corporate Governance continued 100

An effectiveness review of the Group Board, its committees, and the Chair is generally carried out annually. In 2024, a board effectiveness review was conducted by an independent third party. The results were presented to the Board on 29 January 2025. Overall the Board was considered to have many positive attributes including a composition of deeply experienced directors, with a CEO and Chair who were well respected by their fellow directors, a shared vision of growth, strong financial and risk oversight (handled well by its committees), and good support from the executive team. The review outlined some relatively minor areas for enhancement which are being progressed. To support the ongoing professional development of the Group Board members, during the year Directors received training in areas such as the Internal Capital Adequacy and Risk Assessment, Insider Trading, obligations as a Member of the Board of a US Listed foreign private issuer, and Cyber Security. Director responsibilities The Group’s governance arrangements, including the Corporate Governance Guidelines, Delegation of Authority and Matters Reserved, and all Board Committee Terms of Reference, are assessed annually by the Company Secretary and the Chair to ensure that these are robust and effective, and that lines of accountability and responsibility are clear. Any necessary enhancements are recommended to the Group Board as deemed appropriate. With the expanded scope of the Nomination and Corporate Governance Committee, these enhancements will now also be reviewed by that committee and recommended to the Group Board as appropriate. The governance structure considers the specific governance requirements or guidelines issued by applicable regulators. As good practice, governance arrangements are applied at Group level and an FCA-approved modification of entity-level governance and risk management regulatory requirements is in place, given that these are achieved robustly by the Group Board committees. All participants in Board and Board Committee meetings are also careful to consider the capacity within which decisions are taken and are cognisant of the specific legal entity involved in the matter. The Company Secretary advises the Group Board on matters of corporate governance, and attends all meetings of the Group Board and (where possible) its Committees, and ensures that correct procedures are followed. All members of the Group Board, Subsidiary Boards and Board Committees have access to the services of the Company Secretary. The quality of management information presented to the Group Board continues to evolve and improve and the Directors fully utilise the digital board paper solution implemented by the Company Secretary. The Group Board meets every two calendar months or more frequently as determined by the Chair. Opportunity and risk Details on how the Group Board considers the long-term strategy and future opportunities for innovation is contained in the Section 172 report. The Group Board has delegated authority to the Risk Committee for oversight and management of key risks and maintaining the Group’s risk profile within the risk appetite set by the Group Board. The Risk Committee meets on a quarterly basis and ad hoc as required, focussing on the key risks faced by the Group, including market, credit and operational risk. The Risk Committee oversees and challenges day-to-day risk management and oversight arrangements of senior management; assesses the current risk exposures of the Group, drawing on appropriate qualitative and quantitative metrics; reviews the Group’s current risk exposures and advises the Group Board of any risk exposures of concern; and develops metrics to be used to monitor the Group’s risk management performance and periodically review the methodologies and tools used in assessing and monitoring the Group’s risk exposures. In 2024 the Risk Committee reviewed, and recommended to the appropriate subsidiary boards for approval, the Internal Capital Adequacy and Risk Assessment ('ICARA') which will be revised on an annual basis or following material changes. Amongst other mechanisms, the ICARA allows the Board to monitor the activities of the Group and its results against targeted financial resilience and liquidity. The Group Board reviews the forecasted financing requirements, financing capacity and options required to deliver the targeted financial resilience levels, allowing for Group strategy to be set. Remuneration The Remuneration Committee reviews and approves the annual remuneration and discretionary bonus awards for 'Material Risk Takers' and ensures that remuneration is designed to promote the long-term success of the Company, is transparent, and is aligned with behaviour, conduct and the Group’s cultural values. In 2024, the Remuneration Committee also approved the Material Risk Taker population and the compensation structures in place to allow the Group to comply with the deferred variable pay requirements of the FCA Investment Firms Prudential Regime. The Remuneration Committee comprises Non-Executive Directors to ensure independence and appropriate consideration of shareholder interests. The Group prepares a Gender Pay Gap Report annually and in 2024 results indicated alignment with the Financial Services industry as a whole. The Group’s mid- to long-term aim remains to increase female numbers, particularly in senior roles, as analysis continues to show that fewer women in senior positions, and not unequal pay, is the driver of the Group’s gender pay gap. There is no pay gap between genders for matched roles. Stakeholder relationships and engagement During the course of the year, the Group engaged with a broad range of stakeholders, allowing more meaningful relationships to be built and the understanding of their expectations 101 to be enhanced. These stakeholders include clients, employees, the environment, regulators, suppliers, shareholders and investors. Clients The Group’s clients are key to the Group’s success, which is why superior execution and superb client service is central to its business. The Group Board and management are continuously exploring innovative ways to enhance client offerings. The acquisition of Pinnacle Fuel LLC, Dropet and ILS Brokers Ltd in 2024 has expanded the Group’s size, while also diversifying both its product set and geographical reach. The Group believes that its comprehensive range of high-quality services sets it apart from peers. On a daily basis, the Group’s brokers and market makers engage directly with clients, while management strengthens relationships by regularly interacting with senior executives of clients, fostering even deeper connections. Employees The Group invests in its employees and helps them develop their careers, believing them to be the basis of its competitive advantage. The Group looks to make its business a rewarding place that ambitious, hardworking and talented people choose to build their careers within. The Group is committed to offering equality of opportunity to all, regardless of gender. Management maintains regular engagement with employees through both formal and informal channels. This includes face-to- face conversations between employees and line managers, as well as regular ‘Town Halls’ led by the Chief Executive Officer, alongside other senior leaders such as the Chief Financial Officer, Group Head of HR and Chief Strategist. In 2024, the Group continued its employee survey programme, implementing improvements based on the feedback received. The Group Board Chair serves as the whistleblowers’ champion, and all employees complete mandatory refresher training on whistleblowing during the year. The environment The Group recognises its role in promoting and supporting environmental sustainability initiatives and continues to sponsor a multi-year Research Programme at the Smith School of Enterprise and the Environment at the University of Oxford. In 2024, the Group Board reinforced its commitment to sustainability, with the annual Sustainability Report outlining its dedication to improving the environment in which its clients, employees, their communities, and all stakeholders live and work. The Sustainability Committee continues to meet regularly, driving the development of positive ESG initiatives. The Group Board remains steadfast in its commitment to serving clients, communities and investors by upholding responsible business practices. Regulators The Group is subject to an extensive supervisory and regulatory framework across each of the countries in which it operates. Changes in this regulatory framework have the potential to significantly impact the Group's business, clients and costs, as well as on the financial and economic environment. Management therefore maintains a constant and open dialogue with the Group's regulators around the world. As a UK-headquartered group, the majority of interactions occur with the Financial Conduct Authority ('FCA'), with communication and coordination centralised through the Compliance function. However, regular discussions also take place between the FCA, executive management and Board Directors. Additionally, the Group maintains ongoing dialogue with other key regulatory bodies, including the Commodity Futures Trading Commission; the Financial Industry Regulatory Authority and the Securities and Exchange Commission in the United States; the Central Bank of Ireland; Hong Kong Securities and Futures Commission; Monetary Authority of Singapore; Australian Securities and Investments Commission; Dubai Financial Services Authority; and the Autorité des Marchés Financiers and Autorité de Contrôle Prudentiel et de Résolution in France. Suppliers The Group has long-term relationships with a broad range of suppliers around the world. Strong business relationships are essential for the Group, and for the key subsidiaries for which payment practices and performance reporting is required, the average time taken to make payments under qualifying contracts in 2024 was 20 days. The Group, as a leader in its field, takes great pride in being a good corporate citizen and always strives to set the highest standards of ethical conduct and corporate social responsibility. Shareholders and investors The Group website is regularly updated to provide shareholders, investors and other stakeholders with the latest news and developments, including copies of the latest financial statements of the Group and key subsidiaries. Corporate Governance continued 102

2024 Board activities timeline 103 January • Budget and Capital Plan • IPO discussion • Standing items: CEO Report, CFO Report, Board Committee Reports March • Annual Report and Financial Statements • Director's Conflict of Interest Review • IPO discussion • Parental Guarantees discussion • Standing items: CEO Report, CFO Report, Board Committee Reports May • Sustainability Report and Initiatives • Prime Services Business Update • Board Committee Composition review • Standing items: CEO Report, CFO Report, Board Committee Reports July • Dividend Proposal • Corporate Affairs Strategy Update • Investor Relations Strategy Update • Market Making Business Update • Clearing Business Update • Metals Business Update • Consumer Duty Board Report • Standing items: CEO Report, CFO Report, Board Committee Reports December • Budget and Capital Plan • Cyber Security Update • HR Strategy Update • Health and Safety Update • Standing items: CEO Report, CFO Report, Board Committee Reports September • Cross Selling Business Update • Capital Markets Business Update • Acquisition discussion • Standing items: CEO Report, CFO Report, Board Committee Reports

The role of the Audit and Compliance Committee is to assist the Board in overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company, ensuring the independence and effectiveness of the internal and external audit functions, the integrity of the financial and narrative statements, the effectiveness of internal financial controls, and regulatory compliance. The Audit and Compliance Committee consists exclusively of members of the Group Board who are financially literate, and Sarah Ing is considered an “audit committee financial expert” as defined by the SEC. The Group Board has determined that Sarah Ing, Linda Myers, John Pietrowicz and Konstantin Graf von Schweinitz each satisfies the heightened “independence” requirements set forth under the Nasdaq rules and in Rule 10A-3 under the Exchange Act. The Audit and Compliance Committee is governed by a charter, or terms of reference, that complies with Nasdaq listing rules. The responsibilities of the Audit and Compliance Committee include the following: • Monitoring the integrity of our financial statements and related disclosures; • Reviewing and discussing with management and our external auditor the adequacy of the Company’s internal financial controls; • The appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services; • Evaluating our external auditor’s objectivity and independence; • Pre-approving the audit services and non- audit services to be provided by our external auditor before the auditor is engaged to render such services; • Establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; • Confidential and anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters; • Approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy; and • Reviewing our Code of Conduct. Activities during the year Activities of the Audit and Compliance Committee during 2024 included: Compliance Reviewing key regulatory and exchange interactions, initiatives, and compliance assurance reports, along with the Group's annual whistleblowing report. FCA Consumer Duty Overseeing the effectiveness of FCA Consumer Duty requirements, reviewing metrics and key performance indicators, and reviewing and recommending to the Board for approval the annual Consumer Duty Board Report. Client assets (‘CASS’) Reviewing client asset reports and CASS policy content. Financial crime Reviewing the Money Laundering Reporting Officer’s Annual Report; approving the financial crime Risk Appetite Statement; and reviewing the financial crime assurance plan. Internal audit Monitoring progress against plan; reviewing reports and monitoring actions taken as a result of recommendations; approving the Internal Audit charter; reviewing the strategic plan; and monitoring adequacy of resourcing. External audit Reviewing and recommending the 2023 Annual Report to the Board for approval; reviewing the external auditor’s 2023 management letter and management’s response to observations; reviewing the 2024 year end audit plan including risk assessment, significant risks, approach to materiality and acquisitions; and approving audit fees. Finance and tax Approving the Group Tax strategy for 2024/2025; receiving quarterly Finance updates from the CFO; the establishment and monitoring progress of the Group's SOX programme. Other matters Monitoring the acquisition integration process; approving the Group’s operational resilience self-assessment; overseeing the Group's Surveillance activities; reviewing and recommending the F-1 Registration Statements for the Company's IPO and capital raising for Board approval, and approving the Interim Financial Statements and Quarterly Earnings Results. Audit and Compliance Committee 104 Members • Sarah Ing (Chair) • John Pietrowicz (appointed 24 April 2024) • Linda Myers • Konstantin Graf von Schweinitz Standing attendees1 • Ian Lowitt (CEO) • Rob Irvin (CFO) • Paolo Tonucci (Chief Strategist and CEO of Capital Markets) • Dean Shoosmith (CRO) • Richard Allewell (Deputy Chief Financial Officer) • Adam Hooker (Global Head of Risk) • Ann Marie Bull (Group Head of Compliance) • Claudio Picotti (Group Head of Internal Audit) • Graham Francis (Group Chief Operating Officer) • Ram Vittal (CEO, Marex North America) 1. Except in the regular private sessions with Internal Audit and the Group's external auditors (held without the executives present), or where there is a conflict of interest. Focus for 2025 Key priorities for 2025 include: • Monitor ongoing effectiveness of the FCA Consumer Duty requirements. • Review appropriate integration of acquisitions. • Continued oversight of internal audit. • Continued monitoring and review of the operation of financial crime systems and controls, onboarding processes and procedures, and continued enhancements to the financial crime control framework. • Continued oversight and monitoring of client money controls. • Review and monitor the enhancements to the Conduct Risk Framework. • Oversee the strategic review of the Group's surveillance framework. • Oversee and monitor progress on SOX readiness and implementation programme.

The role of the Risk Committee is to oversee and provide advice to the Board on the Group's current risk exposures and future risk strategies, including the strategy for capital and liquidity management, the embedding and maintenance throughout the Group of a supportive culture in relation to the management of risk, and the establishment of prescriptive rules and procedures in relation to risk. The Risk Committee plays a vital role in ensuring effective risk management by evaluating current and emerging risks such as credit, market, operational, liquidity, regulatory and Information Technology risks. It periodically reviews policies, procedures, and metrics for risk monitoring and control, advises the Board on risk appetite and strategy, oversees stress testing, and promotes a risk-aware culture throughout the organisation. The responsibilities of the Risk Committee include: • Overseeing the day-to-day risk management, internal control systems and oversight arrangements of senior management; • Assessing our current risk exposures, including credit/counterparty risk, market risk, liquidity risk and regulatory capital, combined risk, operational risk, information technology risks, including cybersecurity and data privacy; • Advising the board on risk appetite, tolerance, and risk strategy; • Foster a risk aware culture, ensuring incentives align with considerations, and provide advice on risk weightings for senior management incentives; and • Develop risk metrics to monitor risk management performance and ensure risk procedures and controls are established and followed throughout the Group. Activities during the year Activities of the Risk Committee during 2024 included: Capital and liquidity Reviewing and monitoring liquidity risk and regulatory capital; monitoring impacts of geopolitical events on market volatility; monitoring interest rate risks on investments and management of residual balances; considering ICARA requirements and ultimately recommending that document to the respective subsidiary Boards for approval. Operational risk Reviewing organisational complexity and senior management accountability; reviewing key operational risks based on Risk Control Self- Assessments; monitoring inherent risk in change management, particularly integration of new acquisitions; and reviewing critical systems adequacy. Treasury risk management Reviewing specific Treasury risks, focusing on Group liquidity monitoring, intraday liquidity management, counterparty cash limits and client asset regulation, and liquid asset investment strategy. Acquisitions Reviewing key acquisition risks. Business change Reviewing new products and services escalated to the committee and reviewing decisions of the Business Change Approval Committee, Structured Product Governance Committee, and Executive Risk and Credit Committee. Data privacy Monitoring and reviewing the Group’s privacy framework and risk appetite metrics. Other matters Reviewing and monitoring risk appetite, country risk, clearing risk, credit portfolios, market risk, client defaults, emerging risks, cyber risk, and the Group's ransomware strategy. Risk Committee 105 Members • Konstantin Graf von Schweinitz (Chair) • Sarah Ing • Roger Nagioff Standing attendees1 • Ian Lowitt (CEO) • Rob Irvin (CFO) • Dean Shoosmith (CRO) • Paolo Tonucci (Chief Strategist and CEO of Capital Markets) • Simon van den Born (President) • Adam Hooker (Global Head of Risk) • Ann Marie Bull (Group Head of Compliance) • Claudio Picotti (Group Head of Internal Audit) • Ram Vittal (CEO, Marex North America) 1. Except where there is a conflict of interest. Focus for 2025 Key priorities for 2025 include: • Ensure appropriate coverage of risk by the Group on a global basis, particularly given the increase in size of non-UK businesses. • Monitoring the integration of acquisitions and any required enhancements to risk frameworks. • Monitoring geopolitical events and the associated key risks to the Group. • Continued and enhanced focus on cyber security risks.

The Nomination and Corporate Governance Committee plays a pivotal role in ensuring that the appointment of new directors follows a formal, rigorous, and transparent process. This committee is tasked with leading the board appointment process, making recommendations to the Board, and developing succession plans for both the Board and senior management positions. Additionally, it oversees the development of a diverse succession pipeline, evaluates the Board and its committees, and implements appropriate corporate governance arrangements for the Company. The committee also oversees the Company's sustainability, environmental, social, and governance initiatives. Comprising non-executive directors of the Company, the Nomination and Corporate Governance Committee is dedicated to maintaining the highest standards of corporate governance. Their efforts ensure the Company has effective leadership and a clear strategy for future growth, while also promoting diversity and sustainability within the organisation. The responsibilities of the Nomination and Corporate Governance Committee include: • Identifying and recommending director candidates to the board for approval; • Reviewing our succession plans; • Reviewing and evaluating the structure and performance of our board; • Recommending nominees for selection to our board’s committees; • Developing and implementing appropriate corporate governance arrangements; and • Overseeing sustainability and ESG matters, including diversity, equity and inclusion matters. • Activities during the year Activities of the Nomination and Corporate Governance Committee during 2024 included: Appointment of a further new independent non-executive director Considering the appointment of an additional independent non-executive director and conducting an interview process, leading to a recommendation to the Board to appoint John Pietrowicz. Appointment of a further non- executive director Considering the appointment of an additional non-executive director in connection with the Company's plans for a US Initial Public Offering, leading to a recommendation to the Board to appoint Henry Richards. Talent and succession planning Considering succession and talent planning for senior executives and analysing the pipeline of talent, high potential employees and future possible successors to key management roles; and reviewing areas for further enhancement to management feedback tools, psychometric testing and the appraisal processes. Sustainability Reviewing progress on the Group's 2024 People and Planet Plan, focussing on DE&I, expanding environmental products to support decarbonisation, efforts to increase female representation in the workplace and gender pay gap, and compliance with sustainability regulations. Committee Composition Proposing revisions to composition of the Audit and Compliance Committee and the Remuneration Committee. Nomination and Corporate Governance Committee 106 Members • Robert Pickering (Chair) • Sarah Ing • Henry Richards (appointed 24 April 2024) • Konstantin Graf von Schweinitz Standing attendees1 • Ian Lowitt (CEO) • Liz Barrett (Group Head of HR) 1. Except where there is a conflict of interest. Focus for 2025 Key priorities for 2025 include: • Further development of succession planning for senior management across the Group. • Ensuring continuation of actions to improve diversity and inclusion across the Group, particularly at more senior levels. • Continue to evaluate the skills, experience and knowledge of the Board in the context of current requirements and future challenges. • Continue to review and provide oversight with respect to ESG matters, including the Company's impact on the environment and the environment's impact on the Company. • Continue to review the appropriateness of the corporate governance arrangements for the Company.

The role of the Remuneration Committee is to determine the remuneration policy and practices of the Company for executive directors and design and determine remuneration for the chair of the Board, executive directors and senior management and other "material risk takers", having regard to statutory and regulatory requirements. The responsibilities of the Remuneration Committee include: • Determining the policy for remuneration of our employees; • Determining the total individual remuneration package of our executive directors, the Chair of the Board and material risk takers for each year; • Approving the strategic, risk and financial measures with respect to the compensation of our Chief Executive Officer and Chief Financial Officer; • Overseeing the evaluation of our executive officers other than the Chief Executive Officer and Chief Financial Officer and, after considering such evaluation, to review and set, or make recommendations to the Board regarding the remuneration of such executive officers; • Reviewing, approving and recommending to the Board for approval as necessary, all aspects of our incentive plans; and • Administering and overseeing our compliance with the Remuneration Policy. Activities during the year Activities of the Remuneration Committee during 2024 included: Annual compensation approvals Assessing the reasonableness of base salary, variable and total compensation proposals for senior management and other relevant staff against the current market environment; and reviewing bonus ranges and associated control metrics, including a gender assessment. Executive Director 2023 remuneration approval Reviewing 2023 performance of the Executive Directors, including evolution of their roles, consideration of performance scorecards, and ultimately approving remuneration proposals. Executive Director 2024 performance measurement Considering and formulating metrics to measure the 2024 performance of Executive Directors including detailed strategic measures, financial performance conditions, and risk targets. Deferred compensation Approving the vesting of the second tranche of the 2021 Deferred Bonus Plan and the vesting of the first tranche of the 2022 Deferred Bonus Plan; approving the 2023 Deferred Bonus Plan grant; reviewing and approving the Non- Executive Director equity grant; approving the all employee share award grant and Retention Long Term Incentive Plan; and approving the appropriate share price methodology. Global Omnibus Plan Reviewing and approving the Global Omnibus Plan, evergreen provisions and appropriate share reserve. Gender Pay Gap Reviewing and approving the gender pay gap report for Marex Financial including measures to progress the Group's diversity, equity and inclusion initiatives. Material Risk Takers Reviewing and approving Material Risk Takers' designated roles for 2024. Other Matters Reviewing and approving (as appropriate) the treatment of the Company's legacy incentive arrangements on the Company's IPO. Remuneration Committee 107 Members • Linda Myers • Sarah Ing • Roger Nagioff (appointed 24 April 2024) • Robert Pickering • Henry Richards (appointed 24 April 2024) Standing attendees1 • Ian Lowitt (CEO) • Sarah Lewis (Global Head of Reward) 1. Except where there is a conflict of interest Focus for 2025 Key priorities for 2025 include: • Review and approve compensation proposals for the Group's 'Material Risk Takers' and the compensation pool for the Control and Support division. • Review the Material Risk Takers framework and approve the designated roles for 2025. • Consider Executive Director performance against the set scorecard targets and accordingly approve appropriate compensation for 2024. • Set appropriate Executive Director performance measures for 2025. • Approve the 2024 Deferred Bonus Plan grant and 2021, 2022 and 2023 Deferred Bonus Plan vestings. • Review the Group's Remuneration Policy.

This report has been prepared in accordance with the provisions of the UK Companies Act 2006 and Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended from time to time). Annual Statement by the Chair of the Remuneration Committee Dear shareholder, On behalf of the Remuneration Committee (the "Committee"), I am pleased to present the Remuneration Report for the year ended 31 December 2024. This Remuneration Report is the Company’s first since its listing on the Nasdaq stock exchange on April 25, 2024. It is also my first Remuneration Report since I have had the privilege of acting as Chair of the Committee. This report sets out the Directors' Remuneration Policy for Executive and Non-Executive Directors (on pages 107 to 135). In accordance with UK legal requirements (which apply by virtue of the Company being incorporated in the UK), the Company is required to seek approval for the Director's Remuneration Policy from shareholders at its annual meeting of shareholders, to be held on 28 May 2025. Introduction: 2024 has been a transformational year for the Company with the listing on Nasdaq in April 2024. This achievement was a significant one for the leadership team and has been reflected in the remuneration awarded to our Executive Directors for the year. During 2024, the Executive Directors focused on delivering against financial as well as strategic performance measures. When considering the bonus outcomes for the Executive Directors and the Group as a whole, the Committee has taken into account the financial performance of the Group and the broader shareholder experience during the year. Share price performance has been extremely positive and is reflected in the quantum awarded to the Executive Directors. Achieving listing was also a busy time for the Committee. We undertook to assess the Company’s legacy incentive arrangements that had been implemented over an extended period to reflect the impact of the IPO. The IPO also gave the Committee the opportunity to refresh and standardize incentive opportunities available to reward employees across the Group. As part of this exercise, we developed the Global Omnibus Plan. I am personally very pleased that the Committee was able to support the one-off All Employee Share Award following the IPO. This award has created the opportunity for all our employees to contribute to and share in the future success of Marex. The Committee also approved management's request to grant a Retention LTIP to 55 employees from across the Company. The participating employees have been identified as having an important part to play in the success of the Company over the three years from listing. Further details of these awards are included in this Report. The Committee will continue to assess all incentive arrangements and will consider any future management requests to provide incentives to drive and reward excellent performance for the Company and its shareholders. The IPO also afforded the Committee the opportunity to change the way NEDs are rewarded. From 1 June 2024, NEDs receive an inclusive base fee for being members of the Board and any applicable committees. The CEO also approved the introduction of a NED annual share award as part of the fixed fees. This step is a further one in an ongoing effort to align the interests of our Board with our Shareholders. The first set of these annual awards was formally granted in November 2024. At the 3 December 2024 meeting of the Committee, we assessed the expected share usage required for 2025. As a means of facilitating the Committee's ability to support incentive arrangements, the Committee made the decision to apply the full 5% Evergreen increase allowable under the Global Omnibus Plan, raising the reserve to 7.6m shares from January 2025. The Committee believes that this decision will provide needed flexibility in the Company's approach to future share award settlements. Executive Director remuneration - Outcome for 2024 The annual bonus for 2024 was assessed against two measures: Adjusted Profit Before Tax ("PBT") (60% weight in bonus calculation) and Executive Director performance against certain important strategic objectives (40% weight in bonus calculation). For 2024, the target PBT was set by reference to the budget forecast reviewed and approved by the Board in Q1 of 2024. As more fully described on page 31 Marex achieved Adjusted PBT of $321m, exceeding the maximum performance anticipated at the start of the year by $41m. This performance accomplishment results in full vesting of this component of the annual bonus. The Committee also reviewed each Executive Director’s performance against a range of strategic objectives, which had a weighting of 40% of the maximum bonus available. The bonus outcomes for the attainment of these key strategic achievements range between 38% and 35% of the maximum 40% for the Executive Directors. Further detail on these objectives is provided on page 124. Directors’ Remuneration Report for the year ended 31 December 2024 108

The overall bonus outcomes for the Executive Directors for 2024 was 98% of the maximum bonus potential for the CEO and 95% of the maximum bonus potential for the CFO. This result is consistent with the exceptional performance in revenue and profitability, positive share price performance during the year as well as a continued focus on delivering the strategic plan and enhancing value for our shareholders. In addition to the Annual Bonus, the Committee also rewarded the Executive Directors with a Long Term Incentive Plan award (the "LTIP") under the Global Omnibus Plan. As more fully described at page 113, the LTIP will vest in three years based on the assessment of performance against performance targets and is subject to a post vesting two year sale restriction on net shares. 60% of annual variable compensation is awarded to the Executive Directors in equity, clearly aligning the interests of the Executive Directors with those of our shareholders. In light of the Group's overall strong performance across 2024 as well as the shareholder context set out above, the Committee was comfortable that the formulaic outcome for the annual bonus was fair and appropriate. As a result, no adjustments were made and no discretion was exercised in relation to the outcome of either incentive. Oversight for Employee Remuneration In accordance with the Company's overarching Remuneration Policy, the Committee has oversight for reward for the wider employee group. The Committee continues to oversee the assessment of the Material Risk Takers ('MRTs') in accordance with requirements under the Investment Firms Prudential Regime ("IFPR"), reviews the annual bonus and salary pool and its allocation across Control & Support employees and approves the bonuses awarded to and all salary changes for all MRTs. The Committee has an unwavering commitment to ensuring all employees and their managers are held accountable against conduct and behaviour standards that reflect the Company's core values: Respect, Personal Integrity, Collaborative, Developing our People and Adaptable. 2025 Executive Director policy Certain entities within the Group are subject to additional regulatory requirements that affect the remuneration arrangements for Directors. As a result, in addition to the Directors' Remuneration Policy contained in this Annual Report, the Company has also established a separate remuneration policy which is applicable to the Directors in their capacity as "Material Risk Takers" for entities within the Group under IFPR (the "IFPR Remuneration Policy"). The Directors' Remuneration Policy has been designed in compliance with these regulatory requirements. In developing the Executive Director policy for 2025, the Committee reviewed the Executive Director base salary levels against appropriate benchmarks in the US and UK. There will be no change to the base salary for the CEO and a modest increase to the base salary for the CFO broadly in line with the average base increase for Control and Support employees for 2025. The Committee also decided to increase the maximum bonus potential to six times base salary for the CEO and two and a half times base salary for the CFO. As both the Executive Directors have 60% of variable pay awarded in equity, the Committee felt it was appropriate to increase their annual bonus potential and reduce their Long Term Incentive. In addition, to ensure close alignment with shareholder interests, the Committee has decided to change the weighting of bonus metrics. From 1 January 2025, 75% of the maximum bonus potential will be assessed against two financial measures and 25% will be assessed against strategic measures, with a specific focus on risk management and culture embodied by tone from the top. The Committee considers that it is appropriate for the Executive Directors' annual bonuses to be closely aligned with delivering exceptional financial performance with appropriate attention on key strategic matters such as mitigating risk across the Company and instilling and furthering our core values consistently throughout the year. Other Matters: In December, one of our Non Executive Directors, Madelyn Antoncic, resigned from her role at the Company. Madelyn has received all contractual payments in accordance with her service agreement and continues to hold a share award in the Company. This award will vest at the same time as the share awards held by continuing Non-Executive Directors. Further details are set out on page 129. What to Expect in 2025 As we look towards 2025, the Committee is focused on ensuring that all employees are rewarded fairly for their contribution to the future success of Marex. The Committee will be working with the Executive Directors on other initiatives to foster a collegiate and supportive environment for all our employees. These initiatives include rolling out a qualifying Sharesave Scheme in the UK and Employee Share Purchase Plan in the US and other locations to give all employees access to investing in our Company. We will also assist the Company in its review of the comprehensive benefits terms and policies that attract and retain the best talent, as well as support employees in developing their careers and contributing to the success of our Company. 109

Conclusion We hope you will support our Directors’ Remuneration Policy and Directors’ Remuneration Report for 2024 at our Annual General Meeting. We strongly believe that this policy closely aligns the interests of our Directors with our Shareholders and will continue to deliver appropriate reward for exceptional results. We do monitor shareholder views on executive remuneration and would welcome any feedback on remuneration at Marex. On behalf of the Committee, we are grateful for your support for this Directors' Remuneration Report for 2024 and wish you all the best for 2025. Linda Myers Chair of the Remuneration Committee 5 March 2025 Directors’ Remuneration Report for the year ended 31 December 2024 continued 110

Directors' Remuneration Policy This Remuneration Policy will apply with effect from 28 May 2025, being the date on which shareholders are asked to approve the policy at the 2025 AGM (the "Effective Date"). Executive Directors Executive Directors' Remuneration Policy table The Company currently has two Executive Directors. The following table sets out the policy in respect of the components of remuneration which Executive Directors currently receive. Any newly appointed Executive Director would also be eligible to receive these components of remuneration. Base salary Element of fixed pay that reflects the individual’s role, position, experience and contribution to the Group Base salaries are paid in cash and typically reviewed annually, with any changes normally taking effect from 1 January. Out-of-cycle reviews may be conducted if considered appropriate by the Committee. Base salaries are typically set with reference to comparator groups consisting of peers in the global financial services sector and wider industry. The Committee has the flexibility to set the salary of a new hire at a discount to the market and to realign it in subsequent years as the individual gains experience in the role. In exceptional circumstances, the Committee may agree to pay above market levels to secure or retain an individual who is considered by the Committee to possess significant and relevant experience that is critical to the delivery of the business strategy. There is no prescribed maximum, annual increases will normally be made with reference to wider business performance, economic indicators, and increases made to the wider workforce. Higher increases may be made, for example, where there have been significant changes in the responsibility in a role, to recognise experience, where there are large variances to the market, in the case of a new Executive Director appointed on a salary below the market rate, or where there is a significant change in the relationship of the Company relative to a peer group. Not applicable. Pension To provide a market competitive level of retirement provision Mandatory retirement provision required by law (or similar) in the jurisdiction in which the Executive Director is resident will be provided. Pension provision is provided in the form of a defined contribution (DC) pension. Any mandatory retirement provision required by law (or similar) in the jurisdiction in which the Executive Director is resident will be provided. Currently Executive Directors are entitled to an employer pension contribution of 6% of base salary up to a base of £123,600. Any changes to pension provision or opportunity to elect for a cash allowance instead of a pension contribution will be aligned to the pension provision available to all other qualifying employees. Not applicable. Benefits To provide a market competitive level of benefits Benefits that are currently provided include private medical, life insurance and income protection. The Committee can provide additional benefits it deems reasonable. There is no defined maximum. Benefits are set at what are in the Committee’s opinion reasonable taking into account wider Company policy, market practice and individual circumstances. The Committee regularly reviews benefit costs to ensure they are appropriate and affordable. Not applicable. Element, purpose and link to strategy Operation Maximum opportunity Performance measures 111

Annual bonus To motivate employees and incentivize delivery of annual performance targets Annual bonuses may be paid partly in cash and partly in deferred equity pursuant to the Company's Deferred Bonus Programme (DBP) under the Global Omnibus Plan. The Committee will have regard to relevant regulatory requirements when determining the form and length of any deferral arrangements. Performance targets are normally set at the beginning of the performance period and are assessed at the end of the financial period. The Committee has discretion to adjust the formulaic outcome upwards or downwards to ensure outcomes reflect overarching Company performance and/or management contribution. Any adjustment made using this discretion will be explained. Malus and clawback apply. Refer to the notes to the policy table. Awards are still outstanding under legacy deferred bonus plans. Refer to the notes to the policy table The maximum annual bonus that may be awarded will be 600% of salary. The maximum opportunity for each year will be advised to the CEO and CFO at the beginning of the performance year. Performance measures may include both business and individual performance and may include a combination of financial and non-financial measures. The majority of the bonus will be linked to financial performance. Detail on performance measures and the associated rationale for their selection will be disclosed in the relevant annual report. The Committee has discretion to amend performance measures and targets after they have been set if events occur that the Committee considers mean that the original performance measures and/or targets are no longer a fair test of performance Element, purpose and link to strategy Operation Maximum opportunity Performance measures Directors’ Remuneration Report for the year ended 31 December 2024 continued 112

Equity incentives To motivate and incentivize delivery of sustained, long- term performance and to align participants’ interests to that of shareholders Allows for grants of equity incentive awards under the Global Omnibus Plan. Executive Directors are eligible to participate in equity incentive programmes that are implemented under the Global Omnibus Plan from time to time Equity awards are typically made in the form of performance shares under the Long-term Incentive Plan (LTIP) linked to Group performance over a three-year performance period. Both the Executive Directors participate in an annual LTIP and the CFO has been awarded a one-off retention long term incentive plan award (RLTIP) granted in connection with the IPO. The Committee may deem it appropriate to deliver LTIP awards in other forms or using alternative vehicles under the Global Omnibus Plan. These vehicles may include, but are not limited to, share options, restricted shares, restricted stock units, performance shares, performance share units, phantom stock, and/or any other equity-based or cash- based LTI instruments as may be considered appropriate from time to time. When determining award values and the form of vehicle used, the Committee will consider the certainty of value associated with the relevant delivery vehicle and have due regard for the overall limits in the policy Under the LTIP and RLTIP, the Committee has discretion to allow participants to receive dividend equivalents in relation to the period between grant and vesting in respect of awards that vest. The Committee has discretion to adjust the formulaic outcome upwards or downwards to ensure outcomes reflect overarching Company performance and/or management contribution. Any adjustment made using this discretion will be explained. Malus and clawback apply. Refer to the notes to the policy table. The CEO has an outstanding award under a legacy annual long term incentive. Refer to the notes to the policy table. The maximum annual long-term incentive award that may be awarded for each year is up to 200% of Base Salary with the actual level of awarded determined each year. Typically, under the LTIP, 50% of the maximum award typically vests for achieving threshold performance, increasing on a graduated scale to 100% of the maximum opportunity vesting for achieving maximum performance. For exceptional performance, the number of shares receivable will increase by 15% (i.e. up to 230% of salary if a 200% of base salary grant is made and if the pre-set exceptional performance target for the three year performance period has been met. The Committee selects performance measures that support the Company’s long-term strategic priorities, provide a direct link with shareholder value and ensure a clear line of sight for participants between performance and reward. Detail on performance measures and the associated rationale for their selection will be disclosed in the relevant annual report. The Committee has discretion to amend performance measures and targets after they have been set if events occur that the Committee considers mean that the original performance measures and/or targets are no longer a fair test of performance. Element, purpose and link to strategy Operation Maximum opportunity Performance measures 113

Notes to the Executive Director Policy Table Malus and Clawback Annual bonus and DBP awards The Committee will be able to reduce bonus payments if it determines that the outturn does not accurately reflect the broader financial situation of the Company. Malus and clawback will apply for five years from payment / the grant of a DBP award, for: • financial misstatement or calculation error; • misconduct, misbehavior or material error; • failure of risk management; • material downturn in financial performance, contribution to circumstances giving rise to significant losses, failures of fitness and propriety; and • reputational damage, corporate failure. Bonuses and DBP awards may be subject to clawback beyond the fifth anniversary of the grant date to the extent required by the Securities and Exchange Commission (SEC) and Nasdaq rules in the event of certain financial misstatements. Equity incentives including LTIP awards Malus and clawback provisions may vary depending on the terms of individual awards but the Global Omnibus Plan allows for malus or clawback to be applied in the following circumstances for five years from the grant of an equity incentive award: • financial misstatement or calculation error; • misconduct, misbehavior or material error; • contribution to circumstances that give rise to significant losses to the Company; • breach of codes of conduct or failure to meet standards of fitness and conduct; • significant impact on the reputation of the Company; • and serious financial downturn, corporate failure or a failure of risk management. Equity incentive awards may be subject to clawback beyond the fifth anniversary of the grant date to the extent required by the SEC and Nasdaq rules in the event of certain financial misstatements. Legacy Deferred Bonus Plan Executive Directors are also set to receive further vestings under the 'legacy' deferred bonus plan that was operated in 2023. Deferred share awards vest over three years on the first, second and third anniversary of the date of grant. No further awards will be granted under the legacy deferred bonus plan. The third and final tranche of the 2021 deferred annual bonus plan vested on 6 March 2025. The second tranche of the 2022 deferred annual bonus is due to vest on 4 May 2025. No further awards will be granted under the legacy deferred bonus plans. Legacy Annual Long Term Incentive Plan In addition to the awards granted under the Global Omnibus Plan, the CEO continues to hold a share award that was granted prior to the IPO under the Company's previous annual long term incentive plan (Legacy Annual LTIP). The Legacy Annual LTIP has been superseded by the Global Omnibus Plan but the award will still vest in accordance with its terms. No further awards will be granted under the Legacy Annual LTIP. The CEO's Legacy Annual LTIP award will vest on the later of 6 September 2026, the date on which the performance condition is assessed and the date on which the audited accounts of the Company for FY25 are released. Performance measures for the CEO's Legacy Annual LTIP award consist of the achievement of an average ROE hurdle of 12% and an adjusted operating PBT target. Directors’ Remuneration Report for the year ended 31 December 2024 continued 114

Other matters In addition to the above, the Company is entitled to honour any contractual entitlement to remuneration or benefits, and any cash or equity incentive awards, which is or are held by: (i) any current or former Executive Director on the Effective Date of this policy; or (ii) an employee or officer of the Group on the date they are promoted to the role of Executive Director, including the vesting of the legacy equity incentive awards referred to above. Appropriate disclosure will be made of any remuneration paid (or similar) to an Executive Director pursuant to any such arrangements. The Company may reimburse all reasonable expenses incurred by an Executive Director in connection with their role. This may include expenses in attending Board or Board-committee meetings, or the Company may alternatively provide a travel allowance for such purpose. This may also include items which, for tax purposes, are treated as a taxable benefit, and in which case the Company may also pay any such tax on behalf of the Executive Director. External Non-Executive appointments Prior to accepting any position on the board of directors of any organisation, whether for-profit or not-for-profit, current directors should notify the Chair of the Board and the Company Secretary. The Chair of the Board and the Company Secretary shall review the proposed board membership to ensure compliance with applicable laws and policies, including the Company’s conflict of interest policies. Absent the prior approval of the Board, members of the Board are not permitted to serve on the board of directors or similar governing body of other financial services organisations. Any fees received are retained by the Executive Director. Difference between Executive pay and pay of other employees The key difference between the remuneration policy for Executive Directors and the remuneration policy for other employees is the long-term performance aspect applicable to Executive Director remuneration. A greater proportion of Executive Director's remuneration is deferred and delivered in the form of Company shares. Executive Director remuneration also includes various retention periods (the period depending on the type of award) and post-employment shareholding requirements that do not apply to the majority of other employees. Committee Discretion The Committee operates under the powers it has been delegated by the Board. The Committee operates Marex's incentive plans in accordance with the relevant plan rules and applicable legislation where relevant. The plan rules provide the Committee with a number of discretions to ensure effective operation of the plans. These discretions are consistent with standard market practice and include (but are not limited to) the following: • determining participation in incentive plans and the timing and quantum of grants of awards and/or payments; the choice of (and adjustment of) performance measures and targets and determining the extent of vesting based on the assessment of performance; determining whether and to what extent dividend equivalents should apply to awards; and determining whether (and if so, to what extent) malus and clawback shall be applied to any award; • overriding formulaic annual bonus outcomes and LTIP/RLTIP vesting outcomes; • making appropriate adjustments required in certain circumstances, for instance for changes in capital structure (or any similar corporate event); • determining the application of retention periods; • determining “good leaver” status for incentive plan purposes and applying the appropriate treatment; and undertaking the annual review of weighting of performance measures and setting targets for the annual bonus plan and LTIP awards from year to year. Service contracts The Executive Directors are employed on permanent contracts, terminable by either party on one year's notice. The Company may require the Executive Director to be on garden leave during all or any part of the period of notice (whether given by the Executive Director or the Company). The Executive Directors' service contracts are available for inspection at the Company’s registered office during normal hours of business, and will also be available at the Company’s AGM until the close of the meeting. Internal promotions In the event that an employee of the Group is promoted to the role of Executive Director, the Company will be permitted to honour the terms of the employee's existing employment agreement. 115

External Recruitment The Company's policy is that any new agreement with a newly appointed Executive Director would generally comply with the following principles: Notice period The notice period would be 12 months in the case of notice being given by both the Company and the Executive Director. An Executive Director may be placed on garden leave during the notice period. Payment in lieu of notice ("PILON") The contract may include provision for the contract to be terminated summarily by paying a PILON comprising basic salary and pension for the remainder of the notice period. PILON will not apply on termination for misconduct. The Company will have discretion to pay on a phased basis, subject to mitigation. Retirement benefits The service contract may include entitlement to retirements benefits, subject to the provisions and limits set out in this Remuneration Policy. The entitlement to retirement benefits may continue during any notice period. Benefits The service contract may include entitlement to other benefits, subject to the provisions and limits set out in this Remuneration Policy. The entitlement to other benefits may continue during any notice period. Cash and Equity incentive plans The Executive Director will be eligible to be considered (at the Committee's discretion) to participate in the Company's annual bonus arrangements and long term incentive arrangements (whether cash or equity based). Participation in such arrangements will be subject to the provisions and limits set out in this Remuneration Policy. New service contracts will also take account of any local law requirements. Approach to recruitment remuneration In recruiting an Executive Director, including on promotion of an employee or officer from within the Group to the role of Executive Director, the Committee will offer the recruit a remuneration package that it believes is appropriate, taking into account the skills and experience of the individual and the need to recruit, retain and motivate individuals of the appropriate calibre. The remuneration package offered may include the components of remuneration described above in the Executive Directors' Remuneration Policy table. For external hires, the Committee may determine that it would be appropriate to buy-out any existing incentive awards held by the individual that are forfeited as a result of the individual leaving their former employer. The Committee may also determine that it would be appropriate to grant recruitment-related awards. In the case of any buy-out of an equity based award, or the grant of any recruitment-related award, the award would normally be granted as an equity based award (but may instead be granted as a cash award), subject to such vesting and/or performance conditions as the Committee determines to be appropriate, either under a one-off arrangement or under the terms of the Global Omnibus Plan. In determining the terms of such awards, the Committee will take into account the value, vesting schedule and conditions attached to the forfeited awards (in the case of buy-out awards), but also other factors that it determines to be relevant, including the need to suitably incentivise and retain the individual during the initial years of their office. The maximum level of variable remuneration that may be granted to any new Executive Director will be set in line with the Directors' Remuneration Policy table. For the avoidance of doubt, the value of any buy-out or recruitment-related award shall not be included within this maximum. Directors’ Remuneration Report for the year ended 31 December 2024 continued 116

Loss of office payments Contractual entitlements A departing Executive Directors' rights in respect of salary, retirement benefits and contractual benefits will be determined in accordance with their service contract (see above). Incentive plans The terms of a departing Executive Directors' participation in any annual bonus or long term incentive plans will be governed by the terms of such arrangements and the terms of the Global Omnibus Plan. The treatment of incentive awards in these scenarios is also subject to the Company's obligations under the MIFIDPRU Remuneration Code, as set out in the Company's IFPR Remuneration Policy. Annual Bonus – The service contracts do not oblige the Company to pay an annual bonus to Executive Directors and bonuses are awarded at the Committee’s discretion. Payment of any bonus is conditional upon the Executive Director being in employment and not under notice at the payment date, except in certain "Good Leaver" circumstances. Where the director is deemed to be a "Good Leaver", they may still remain eligible to receive a pro-rata annual bonus for the year of their departure, at the Committee's discretion. Good Leaver reasons are: (i) death; (ii) injury or disability; (iii) sale of the employing business or company; (iv) redundancy; (v) mutual agreement; (vi) becoming a "Career Retiree"; and (vii) any other reason as may be determined by the Committee. Deferred Bonus Programme – Under the DBP, any unvested tranches of an award will lapse if a participant leaves, other than as a "Good Leaver". Awards will remain capable of vesting on their normal vesting dates if the participant departs due to a Good Leaver reason, being: (i) death; (ii) ill-health, injury or disability; (iii) sale of the employing business or company; (iv) redundancy; (v) mutual agreement; (vi) becoming a "Career Retiree"; and (vii) any other reason as may be determined by the Committee. Annual LTIP – Under the Annual LTIP, unvested awards will lapse to the following extent if a participant ceases employment: • in full on the participant ceasing employment prior to the first anniversary of grant; • as to 67% on the participant ceasing employment after the first anniversary of grant but before the second anniversary of grant; and • as to 33% on the participant ceasing employment after the second anniversary of grant but before the third anniversary of grant. However, unvested awards will remain capable of vesting on their normal vesting date if a participant leaves for a "Good Leaver" reason, being (i) death; (ii) ill-health, injury or disability; (iii) sale of the employing business or company; (iv) redundancy; (v) mutual agreement; (vi) becoming a "Career Retiree"; and (vii) any other reason as may be determined by the Committee. The vesting of any award will remain subject to the achievement of the applicable performance conditions. The extent to which an award vests shall be reduced to reflect the time elapsed from the grant date to the date of cessation or date of notice, unless the Committee determines otherwise. Any remaining portion of an award may still lapse if the Executive Director were to subsequently become a "Bad Leaver". Retention LTIP – Under the RLTIP, unvested awards will lapse in full if a participant leaves. However, unvested awards will remain capable of vesting on their normal vesting date if a participant leaves for a "Good Leaver" reason, being (i) death; (ii) ill- health, injury or disability; (iii) sale of the employing business or company; and (iv) any other reason as may be determined by the Committee. The vesting of any award will remain subject to the achievement of the applicable performance conditions. The extent to which an award vests shall be reduced to reflect the time elapsed from the grant date to the date of cessation or date of notice, unless the Committee determines otherwise. Any remaining portion of an award may still lapse if the Executive Director were to subsequently become a "Bad Leaver". 117

Legacy Annual LTIP – Under the Legacy Annual LTIP, the CEO's award will lapse to the following extent if he ceases employment: • as to 67% on ceasing employment after 6 September 2024 but before 6 September 2025; and • as to 33% on ceasing employment on or after 6 September 2025 but before 6 September 2026 (being the third anniversary of grant). However, the CEO's unvested award will remain capable of vesting on its normal vesting date if the CEO leaves for a "Good Leaver" reason, being (i) death; (ii) ill-health, injury or disability; (iii) sale of the employing business or company; (iv) redundancy; (v) mutual agreement; (vi) the participant becoming a "Career Retiree" and (vii) any other reason as may be determined by the Committee. The vesting of the CEO's award will remain subject to the achievement of the applicable performance conditions. The extent to which his award vests shall be reduced to reflect the time elapsed from the grant date to the date of cessation or date of notice, unless the Committee determines otherwise. Any remaining portion of an award may still lapse if the CEO were to subsequently become a "Bad Leaver". Legacy Deferred Bonus Plans – Under the Legacy Deferred Bonus Plan, any unvested tranches of an award will lapse if a participant leaves, other than as a "Good Leaver". Awards will remain capable of vesting on their normal vesting dates if a participant leaves due to a Good Leaver reason, being: (i) death; (ii) ill-health, injury or disability; (iii) sale of the employing business or company; (iv) redundancy; (v) mutual agreement; (vi) becoming a "Career Retiree"; and (vii) any other reason as may be determined by the Committee. Other The Company may enter into new contractual arrangements with a departing Executive Director in connection with their cessation of office or employment, including (but not limited to) in respect of settlement of claims, confidentiality, restrictive covenants and/or consultancy arrangements, where the Committee determines it necessary or appropriate to do so. The Company may pay reasonable legal fees on behalf of an Executive Director in connection with their cessation of office and employment. The Company may agree to provide other ancillary or non-material benefits, payments or similar to a departing Executive Director. Corporate actions The treatment of incentive awards in the event of a corporate action affecting the Company will be determined in accordance with the terms of such awards and the terms of the Global Omnibus Plan. The treatment of incentive awards in these scenarios is also subject to the Company's obligations under the MIFIDPRU Remuneration Code, as set out in the Company's IFPR Remuneration Policy. Awards granted under the DBP, LTIP, Retention LTIP and Legacy Annual LTIP, and awards granted in 2023 under the Legacy Deferred Bonus Plan will not vest early on a corporate action but will remain capable of vesting on the normal vesting date (subject to any discretionary adjustment by the Committee to reflect the corporate action). For the LTIP, Retention LTIP and Legacy Annual LTIP, the extent to which awards vest will continue to be subject to the applicable performance conditions. Directors’ Remuneration Report for the year ended 31 December 2024 continued 118

Non-Executive Directors Non-Executive Directors' Remuneration table Element Operation Maximum Opportunity Performance Measures Fees To attract and retain high- calibre Non-Executive Directors Fees will typically consist of a basic fee for Non-Executive Director responsibilities plus incremental fees for additional roles/responsibilities such as membership and chairmanship of Board committees and the Senior Independent Non-Executive Director role. The Non-Executive Directors receive a portion of their fees in cash and a portion in the form of an award of additional shares (see Equity Awards section). The Non-Executive Directors do not receive any pension from the Company, nor do they participate in any performance-related incentive plans. There is no prescribed maximum. The fee levels are reviewed on an annual basis and may be increased by the Group taking into account factors such as wider economic conditions, the time commitment of the role, and market levels in comparable companies. Not applicable. Benefits To reimburse Directors for reasonable expenses incurred Non-Executive Directors may receive travel, accommodation and other business-related expenses incurred in carrying out their duties. Non-Executive Directors are entitled to receive officers' liability insurance. Other reasonable benefits may be provided to Non- Executive Directors at the discretion of the Committee. No formal maximum Not applicable Equity Awards To attract and retain high- calibre Non-Executive Directors. For public companies listed in the United States, equity- based remuneration is a standard component of Non- Executive Director remuneration As part of their fees, Non-Executive Directors are eligible to receive an annual fixed award over ordinary shares in the Company pursuant to the Non-employee Sub-Plan of the Global Omnibus Plan. Any shares awarded will not be subject to performance conditions. Awards vest on a daily basis over a 12 month period and are not subject to any post vesting sale restrictions. No formal maximum Not applicable Notes to the Non-Executive Director policy table In addition to the above, the Company is entitled to honour any contractual entitlement to remuneration or benefits, and any cash or equity incentive awards, which are held by any current or former Non-Executive Director on the Effective Date of this policy. Appropriate disclosure will be made of any remuneration paid (or similar) to a Non-Executive Director pursuant to any such arrangements. The Company may reimburse all reasonable expenses incurred by a Non-Executive Director in connection with their role. This will include expenses in attending Board or Board-committee meetings, or the Company may alternatively provide a travel allowance for such purpose. This may also include items which, for tax purposes, are treated as a taxable benefit, and in which case the Company may also pay any such tax on behalf of the Non-Executive Director. 119

Terms of appointment and terms on termination of office Current Non-Executive Directors Details of the letters of appointment currently in place for the Non-Executive Directors are as follows: Date of letter of appointment Unexpired term at AGM Robert Pickering 5/6/2024 2 years Linda Myers 5/6/2024 2 years Sarah Ing 5/6/2024 2 years Konstantin Graf von Schweinitz 5/6/2024 2 years John Pietrowicz 5/6/2024 2 years Henry Richards 14/6/2024 2 years Roger Nagioff 14/6/2024 2 years Each of the letters of appointment provide for a three month notice period (from either the Company or the individual). Non- Executive Directors will be entitled to any outstanding fees (including a pro-rata portion of their equity award) and reimbursed expenses owed to them prior to the date of termination. The letters do not otherwise include any provision for benefits upon a termination of service. All Non-Executive Director letters of appointment are available for inspection at the Company’s registered office during normal hours of business, and will also be available at the Company’s AGM until the close of the meeting. New Non-Executive Directors The Company's policy is that any letter of appointment for any newly elected Non-Executive Director will include an entitlement to fees, notice and an equity award in line with the policy above. Approach to recruitment remuneration When recruiting Non-Executive Directors, the remuneration arrangements offered will be in line with those set out in the policy above. Application of this policy for Executive Directors in the year ending 31 December 2025 Total remuneration for each Executive Director for a minimum, target, maximum and maximum plus 50% share price growth over the vesting period for the LTIP is presented in the charts below. The ‘Minimum’ scenario shows fixed remuneration only, i.e. salary, pension and benefits. The 'Target' scenario shows fixed remuneration plus on target payout under the annual bonus and LTIP. The 'Maximum' scenario shows fixed remuneration plus maximum payout under annual bonus and LTIP (including full vesting of the stretch element of the annual LTIP). For simplicity, the charts exclude dividend accrual, and exclude the effect of any share price movement except in the 'Maximum +50%' scenario. For the 'Maximum plus 50%' scenario, all elements are the same as for the maximum scenario, but assuming 50% share price growth across the vesting period for LTIP awards. Directors’ Remuneration Report for the year ended 31 December 2024 continued 120

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

CEO


Fixed Remuneration
Annual Bonus
LTIP
1,299
100%
7,799
16%
67%
17%
10,447
14%
74%
12%
11,183
20%
69%
11%
Min
Target
Max
Max % share growth

CFO


Fixed Remuneration
Annual Bonus
LTIP
651
100%
2,539
32%
43%
25%
3,170
29%
50%
21%
3,630
38%
44%
18%
Min
Target
Max
Max % share growth

For purposes of the above charts, benefits figures are illustrative based on 2024 figures.

Specific statements

Statement of consideration of employment conditions elsewhere in the Group

Policy on Directors' Remuneration compared with employees generally

The Committee is consulted and has general oversight of pay policies below Board level, including but not limited to the determination of the size and affordability of the annual discretionary bonus pool and the setting of the salary pool each year. These policies are taken into account when setting the Directors' Remuneration Policy. As a general rule, the same principles are applied to Directors' fixed remuneration, pension contributions in the relevant location and benefits as are applied to employees throughout the Group. The Company seeks to pay all employees a competitive level of fixed remuneration based on their experience and the requirements of the role.Pension and benefits are provided to all employees reflecting local practices in all jurisdictions where we operate.

The Company operates multiple bonus arrangements for different categories of employee, consisting of: a discretionary bonus pool scheme; a formulaic bonus pool/discretionary allocation scheme; and formulaic allocation cash bonus schemes. Brokers' and other revenue linked bonus schemes are described below and may operate on a quarterly, bi-annual or annual basis; all other bonuses are generally discretionary annual bonuses. In addition to such periodic schemes, Marex may from time to time operate ad hoc exceptional bonus schemes in connection with specific projects or exceptional events. All employees including Material Risk Takers are eligible to participate in these bonus schemes, at the discretion of the Committee.

The Company operates a mandatory bonus deferral plan for all employees identified as Material Risk Takers. Other senior employees may also be identified as a participant in the annual Company Deferral plan. Deferral is made in conditional shares subject to a three year vesting period and a six month post vesting sales restriction. Deferred bonus awards are subject to malus and clawback in line with the Executive Directors.

Throughout the annual discretionary bonus review cycle, the assessment of individual conduct, behaviour and performance is a top priority with all employees participating in the annual performance review process, including ratings being reviewed by the Management Committee during the annual calibration process. The Chief Risk Officer together with the Heads of Compliance, Human Resources, Risk and Internal Audit form the Conduct Review Panel through which they identify any employee where their conduct or behaviour has fallen below acceptable levels and may lead to a bonus reduction accordingly.Through these processes, they review year-end bonus outcomes to ensure these are appropriate taking into account any risk events or breaches that have occurred during the year. Subject to the discretion of the Executive Directors and the Committee for regulated staff, variable pay awards may be risk-adjusted or held pending a formal investigation to ensure reward is clearly linked to performance, behaviour and conduct.

121

Remuneration Policies for Brokers and other Revenue Producers Broker and other revenue producers variable pay is based on the principle that their remuneration is directly linked to financial performance, generally at a desk/team level, and is calculated in accordance with agreed terms set out in contracts of employment. These calculations take into account the fixed costs of the Brokers; variable remuneration payments are therefore based on the profits that the Brokers generate for the business together with an assessment of individual performance including conduct and behaviours. Typically, Brokers receive a fixed salary/draw paid regularly throughout the year, with a significant portion of variable remuneration dependent on their revenue performance and conduct. Brokers also participate in benefit and pension arrangements applicable more broadly to other employees in the location where they are employed. Remuneration Policies for Control & Support Employees - including Material Risk Takers Variable remuneration for Control & Support employees will be paid only if it is sustainable according to the financial situation of the Company as a whole, and justified on the basis of the performance of the Company, the business unit and the individual concerned. Decisions on actual bonus awards are made independent of the performance of the business areas they support. Control and Support employees do not report directly to revenue producers. All Heads of Control & Support functions have been designated as MRTs. Their remuneration is reviewed by the relevant Remuneration Committee as part of the annual review of MRT pay. Statement of consideration of shareholder views The Company is committed to shareholder dialogue and takes an active interest in voting outcomes. The Committee consulted extensively with the major shareholders when introducing the Global Omnibus Plan as part of the IPO process, and has continued to consult with our major shareholder in relation to the incentive arrangements for Executive Directors as outlined in this Remuneration Policy. The Committee will also consider shareholder feedback received in relation to the Directors’ Remuneration Report following the AGM. This, plus any additional feedback received from time to time, will then be considered as part of the Committee’s annual review of the Remuneration Policy and its implementation. The Committee may make minor changes to this policy that do not have a material advantage to directors without seeking shareholder approval. Directors’ Remuneration Report for the year ended 31 December 2024 continued 122

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Annual Report on Remuneration

Executive Directors

Single total figure of remuneration for each Executive Director (Audited)

The amount earned by each of the Executive Directors for the year ended 31 December 2024 is set out in the table below:

Name	Salary	Benefits	Pension Benefits	Annual Bonus	LTIP	Other	Total	Total fixed remuneration	Total variable remuneration
Ian Lowitt	$1,279,553	$19,127	$—	$5,642,827	$—	$—	$6,941,506	$1,298,680	$5,642,827
Rob Irvin	$607,787	$2,002	$9,489	$1,010,447	$—	$—	$1,629,725	$619,278	$1,010,447

Executive Directors are paid in GBP. Table reflects 2024 GBP to USD @ 1.27955.

The amount earned by each of the Executive Directors for the year ended 31 December 2023 is set out in the table below:

Name	Salary	Benefits	Pension Benefits	Annual Bonus	LTIP	Other	Total	Total fixed remuneration	Total variable remuneration
Ian Lowitt	$1,242,000	$23,626	$—	$4,806,540	$—	$3,726	$6,075,892	$1,265,626	$4,810,266
Rob Irvin	$410.815	$1,426	$7,676	$580,014	$—	$—	$999,930	$419,916	$580,014

1 Rob Irvin joined the Board in May 2023.

Executive Directors are paid in GBP. Table reflects 2023GBP to USD @1.242.

Details of amounts included in the single total figure for the year ended 31 December 2024 (Audited)

Benefits

The following benefits were available to the Executive Directors during the year ended 31 December 2024:

Private medical, life insurance, pension and income protection. The taxable value of all benefits provided is included in the table above. The CFO participated in the Company pension plan. Company contributions in to the plan are included in the table above.

Annual Bonus in respect of 2024

In 2024, the CEO and CFO were eligible for a bonus up to 450% and 150% of salary respectively.

The annual bonus was assessed by taking into account various performance measures, weighted as to 60% on financial performance and as to 40% on strategic performance (including risk).

Assessment of performance against financial measure

Financial measure	Weighting	Threshold (25% of max)	Target (50% of max)	Maximum (100% of max)	2024 outcome	% achieved	Bonus outcome after weighting (% of max)
Adjusted Operating Profit Before Tax	60%	$230m	$255m	$280m	$321m	100	100

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Annual Report on Remuneration continued

Assessment of performance against strategic measures

Ian Lowitt

Target	Weighting[1] (% of bonus)	Assessment
Complete successful listing on Nasdaq	10%	Successful listing accomplished in April and first secondary offering in October was also successful. Both offerings heavily oversubscribed as a result of extensive pre-deal marketing by Management. Top quartile post IPO stock price performance, at 64%.
Drive the execution of growth plans for 2025 and beyond including overseeing the integration of acquisitions and increasing cross selling efforts with clients	8%	Firm has grown 29% in revenue and 39% in Operating PBT, well ahead of competition and without material contribution from new acquisitions in 2024.
Lead investor engagement	5%	Bluechip shareholder register with name brand funds represented in Top Ten. 182 meetings with investors in 2024.
Build an effective ESG strategy which can be embedded throughout Marex	2%	Continued to invest in environmental business. Drove investment in our people with the launch of Marex Academy, invested in a new Graduate Programme, expanded our partnership with Future Frontiers and supported charitable fund raising in the Company through the matching programme. Support for International Women's Day, Multicultural months Pride, Pink October, World Mental Health Day and Movember
Set Tone from the Top to exemplify firm-wide culture, conduct and behaviour standards, promote positive employee engagement and diversify our employee base	5%	Engagement Survey results confirm satisfied employee base with score flat to 2023 at high 78 despite significant additional challenges in 2024. Consistently promote a "grow firm safely" message.Regular Town Halls to deliver message and tone from top.
Ensure Marex operates within the Board's approved risk appetite, complies with legal and regulatory obligations and maintains a strong control framework and overall operational resilience	10%	Market risk well inside Board Risk Appetite and "loss days" consistent with history. Credit risk within Appetite; limited realised losses.
Total for Strategic Measures	**38/40**	

1. Expressed in percentage points summing to 40% in total, 40% being the proportion of the total bonus determined by reference to non-financial metrics.

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Rob Irvin

Target	Weighting[1] (% of bonus)	Assessment
Lead engagement with existing investors and potential investors	5%	Delivered successful presentation at the Analyst day, ahead of the IPO, setting out the financial building blocks and drivers of the Company.Presented the 2Q & 3Q financial results to the market and answered any financial questions from analysts on the result calls
Deliver PCAOB audits for all outstanding years and all support materials	5%	Delivered the 2023 PCAOB audit, with minimal adjustments identified by the auditors, in a timeframe that allowed the IPO to launch in April 2024.
Move firm towards a controls-based audit for 2026 and launch and drive a "SOX" compliance project for 2025 delivery	10%	Move firm towards a controls-based audit for 2026 and launch and drive a "SOX" compliance project for 2025 delivery. Embedded quarterly reporting within the finance department, including all the necessary controls, to support external announcements to the market.
Build an effective ESG strategy which can be embedded throughout Marex	5%	Chaired the sustainability committee and continued to drive forward the Firm's agenda, including building out the ability to meet our reporting requirements for 2024.
Set Tone from the Top to exemplify firm-wide culture, conduct and behaviour standards	5%	Launched a Finance Transformation program ("Finance 25") which includes improving the connectivity and culture in finance
Ensure Marex operates within the board's approved risk appetite, complies with legal and regulatory obligations and maintains a strong control framework and overall operational resilience	10%	Built out a Group Liquidity Stress Framework. Developed a financial reporting framework.Ensured compliance with CASS framework.
Total for Strategic Measures	**35/40**	

1. Expressed in percentage points summing to 40% in total, 40% being the proportion of the total bonus determined by reference to non-financial metrics.

Up to 60% of the annual bonus was deferred into share awards granted under the DBP (which will vest in three equal tranches over the 3-year vesting period) with the effect that bonuses were payable as follows:

	Ian Lowitt	Rob Irvin
Percentage of maximum annual bonus awarded	98 %	95 %
Quantum of award – total	$ 5,642,816	$ 1,010,445
Quantum of award – paid in cash	$ 3,024,856	$ 672,883
Quantum of awards – deferred into share awards	$ 2,618,060	$ 337,562

The level of deferral for annual bonuses was set such that, when taken together with the annual LTIP awards granted to Executive Directors, in aggregate at least 60% of their variable remuneration was delivered in the form of share awards.

Long Term Incentive awards (audited)

A one-off share-based long-term incentive award was granted to the CEO and other senior employees under the legacy Marex Group 2021 Retention Long-Term Incentive Plan on 21 December 2021. Awards vest at 20% for threshold performance and 100% will vest if the performance conditions are achieved in full, with straight-line vesting between threshold and maximum. The three-year performance period for the awards ran from 1 January 2022 to 31 December 2024. The vesting of the legacy Retention LTIP award is subject to the achievement of an ROE underpin (of at least 12% per annum averaged across the performance period) and an adjusted profit after tax measure. The targets are shown in the table below:

Financial measure	Weighting	Threshold (20% of max)	Straight Line Apportionment	Maximum (100% of max)
Growth in Adjusted Operating Profit After Tax	100%	average of 5% pa over the Performance Period	more than 5% and less than 12% over the Performance Period	average of 12% pa over the Performance Period

125

Other Prior to the Company's IPO, the CEO held various series of growth shares in the Company. As more fully described in the Company's IPO prospectus, holders of certain "series" of these growth shares (including the CEO) were entitled to receive an additional cash payment on IPO reflecting dividends paid out by the Company since the growth shares were issued. This dividend entitlement was satisfied via the issuance of additional shares to the CEO and other growth shareholders. A proportion of those shares were then sold on behalf of the CEO, to satisfy the tax liabilities arising on such shares. The net additional shares retained by the CEO are included within the Statement of Directors' shareholding and interests table on page 130. Retirement benefits No defined benefit or cash balance benefits were provided in the year. Annual Report on Remuneration continued 126

Scheme interests awarded in the year ended 31 December 2024 (Audited) The following equity awards were granted to Executive Directors during the year ended 31 December 2024. The equity awards were granted under the Global Omnibus Plan and in accordance with the IFPR Remuneration Policy. The awards were granted between 17 May 2024 to 6 June 2024 over in aggregate 268,702 shares with aggregate grant values of $5,410,481. Date of grant Type of award1 Form of award Number of shares subject to award Shares receivable if minimum performance is achieved (%) Face value of award at award date End of period for which performance targets need to be achieved Vesting schedule Ian Lowitt 5 June 2024 Annual LTIP Performance- based conditional award 99,572 20% $ 1,863,000 31 December 2026 Awards will vest in a single tranche on the third anniversary of grant (or the date on which performance conditions are assessed, if later). 17 May 2024 DBP Service-based conditional award 112,564 N/A $ 2,138,724 N/A Awards will vest in three equal tranches on the first, second and third anniversary of grant (or the date on which the audited accounts are published in each of those years if later). Rob Irvin 5 June 2024 Annual LTIP Performance- based conditional award 27,681 20% $ 517,914 31 December 2026 Awards will vest in a single tranche on the third anniversary of grant (or the date on which performance conditions are assessed, if later). 6 June 2024 Retention LTIP Performance- based conditional award 39,473 20% $ 750,000 31 December 2026 Awards will vest in a single tranche on the third anniversary of grant (or the date on which performance conditions are assessed, if later). 17 May 2024 DBP Service-based conditional award 7,412 N/A $ 140,843 N/A Awards vest in three equal tranches on the first, second and third anniversary of grant (or the date on which the audited accounts are published in each of those years if later). 1. Performance Measures under the Annual LTIP and the Retention LTIP are reported on page 113. 2. The number of shares under award was calculated: (a) for the Annual LTIP using a share price of $18.71, being the closing market price on the dealing day prior to the day of grant; (b) for the DBP using a share price of $19.08 (being the closing market price on the dealing day prior to the grant date); and (c) for the Retention LTIP using a share price of $19 (being the IPO share price). 127

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Annual Report on Remuneration continued

Non-Executive Directors

Single total figure of remuneration for each Non-Executive Director (Audited)

The amount earned by each of the Non-Executive Directors for the year ended 31 December 2024 is set out in the table below:

Name	Base fees[1]	Other fees[2]	Equity awards[4]	Total
Robert Pickering	$ 357,208	$ —	$ 26,076	$ 374,629
Linda Myers	$ 100,765	$ 44,784	$ 26,076	$ 162,970
Sarah Ing	$ 100,765	$ 47,450	$ 26,076	$ 165,635
Konstantin Graf von Schweinitz	$ 100,765	$ 37,320	$ 26,076	$ 155,506
Roger Nagioff	$ 74,599	$ —	$ 26,076	$ 92,019
Henry Richards	$ 74,599	$ —	$ 26,076	$ 92,017
Madelyn Antoncic[3]	$ 95,876	$ 26,009	$ 19,680	$ 135,033
John Pietrowicz	$ 74,599	$ 8,776	$ 26,076	$ 100,796

1. Base fee moved to £85,000 from 1 June 2024 for all members other than the Chair. Chair base fee moved to £300,000 from 1 June 2024.
2. Linda Myers receives £25,000 as Chair of the Remuneration Committee and £10,000 overseas fee allowance, Sarah Ing receives £10,000 as Senior Independent Director, £25,000 as Chair of the Audit & Compliance Committee, Konstantin Graf von Schweinitz receives £25,000 as Chair of the Risk Committee, Madelyn Antoncic received £15,000 overseas fee allowance and John Pietrowicz received £10,000 overseas allowance. These figures have been converted into USD using a rate of $1.27955/£1
3. Madelyn Antoncic resigned on 18 December 2024. Her share award remained outstanding on a time pro-rated basis relative to the normal 12 months vesting period, and the value included in the table for Dr. Antoncic has been calculated accordingly. The amounts included in the table reflect her fees to this date. See page 109 for further details.
4. Value of shares based on closing price on 7 November 2024 of $28.44. The actual value deliverable will be dependent on the value at vesting.

The amount earned by each of the Non-Executive Directors for the year ended 31 December 2023 is set out in the table below:

Name	Base fees[1]	Other fees[2]	Equity awards	Total
Robert Pickering	$ 142,830	$ 27,945	N/A	$ 170,775
Sarah Ing	$ 86,940	$ 38,813	N/A	$ 125,753
Konstantin Graf von Schweinitz	$ 86,940	$ 38,813	N/A	$ 125,753
Roger Nagioff	N/A	N/A	N/A	N/A

1. Chair base fee moved to £250,000 from 1 October 2023.
2. Other fees reflect Committee Membership fee of £5,000 per Committee and Committee Chair Fee of £20,000.

Details of amounts included in the single total figure for the year ended 31 December 2024 (Audited)

Benefits

Directors and Officers liability insurance is provided to Non-Executive Directors.

Equity awards

Non-Executive Directors are entitled to receive an annual award over Company shares worth $120,000 under the Non-Employee Sub-Plan to the Global Omnibus Plan. There are no performance conditions attached to the award. Awards vest over a 12 month period and there is no retention period. Upon a corporate event, awards will not vest but will remain outstanding (subject to any amendments to the award made by the Board to reflect the occurrence of the corporate event). Malus and clawback provisions do not apply to the awards. For 2024, the number of shares subject to award was calculated by reference to the Company's IPO price of $19. The values included in the table represent the value of the Shares subject to the awards on the date awards were formally granted, 8 November 2024. The actual value deliverable will be dependent on the value at vesting.

128

Scheme interests awarded in the year ended 31 December 2024 (Audited) The following equity awards were granted to Non-Executive Directors during the year ended 2024. The equity awards were granted under the Global Omnibus Plan. The awards were granted on 8 November 2024 over in aggregate 50,250 shares with an aggregate grant value of $960,000. Date of grant Type of award Form of award Number of shares subject to award Face value of award at award date ($, 000s) Vesting schedule Robert Pickering 8/11/2024 Annual Grant Nil-cost conditional share award 6,315 $ 120,000 Awards vest in a single tranche on the first anniversary of the grant date. Linda Myers 8/11/2024 Annual Grant Nil-cost conditional share award 6,315 $ 120,000 Awards vest in a single tranche on the first anniversary of the grant date. Sarah Ing 8/11/2024 Annual Grant Nil-cost conditional share award 6,315 $ 120,000 Awards vest in a single tranche on the first anniversary of the grant date. Konstantin Graf von Schweinitz 8/11/2024 Annual Grant Nil-cost conditional share award 6,315 $ 120,000 Awards vest in a single tranche on the first anniversary of the grant date. Roger Nagioff 8/11/2024 Annual Grant Nil-cost conditional share award 6,315 $ 120,000 Awards vest in a single tranche on the first anniversary of the grant date. Henry Richards 8/11/2024 Annual Grant Nil-cost conditional share award 6,315 $ 120,000 Awards vest in a single tranche on the first anniversary of the grant date. Madelyn Antoncic 8/11/2024 Annual Grant Nil-cost conditional share award 6,315 $ 120,000 Awards vest in a single tranche on the first anniversary of the grant date. John Pietrowicz 8/11/2024 Annual Grant Nil-cost conditional share award 6,315 $ 120,000 Awards vest in a single tranche on the first anniversary of the grant date. Other payments to Directors in the year ended 31 December 2024 (Audited) Payments to past Directors Madelyn Antoncic ceased to be a Non-Executive Director of the Company on 18 December 2024 (the "Termination Date") and received payment of $76,136 (being accrued fees to the Termination Date and in respect of settlement of her entitlements for her notice period). The share award granted to Dr. Antoncic on 8 November 2024 under the Non-Employee Sub-Plan to the Global Omnibus Plan will remain outstanding subject to and in accordance with its terms, on a time pro-rated basis as to 692 shares (and the remainder of the award lapsed on the Termination Date). No other payments were made to any past director during the year. For completeness, as more fully described in the Company's IPO prospectus, growth shares were converted into ordinary shares in connection with the pre-IPO re-organisation undertaken by the Company to establish a single class of ordinary shares. This included growth shares held by certain former Non-Executive Directors. Growth shares held by such Non-Executive Directors converted on the same basis as for other growth shareholders, in accordance with the rights attached to such growth shares under the Company's articles of association. Payments for loss of office No payments were made in connection with a director's loss of office during the year. 129

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Annual Report on Remuneration continued

Statement of Directors' shareholding and interests (Audited)

The interests of the Directors, and their connected persons (if any), in the shares, options, and listed securities of the Company as at 31 December 2024, are set out in the table below.

		Outstanding scheme interests				
	Interests in shares excluding outstanding scheme interests	**Unvested scheme interests (not subject to performance measures)**	**Unvested scheme interests (subject to performance measures)**	**Vested but unexercised scheme interests**	**Total shares subject to outstanding scheme interests**	**Total of all share interests and outstanding scheme interests**
Ian Lowitt	2,537,509	356,922	423,226	N/A	780,148	3,317,657
Rob Irvin	2,477	16,758	67,154	N/A	83,912	86,389
Robert Pickering	17,894	6,315	N/A	N/A	6,315	24,209
Sarah Ing	1,579	6,315	N/A	N/A	6,315	7,894
Konstantin Graf von Schweinitz	7,893	6,315	N/A	N/A	6,315	14,208
Linda Myers	13,157	6,315	N/A	N/A	6,315	19,472
Madelyn Antoncic	26,315	692	N/A	N/A	692	27,007
John Pietrowicz	13,157	6,315	N/A	N/A	6,315	19,472
Henry Richards	0	6,315	N/A	N/A	6,315	6,315
Roger Nagioff	0	6,315	N/A	N/A	6,315	6,315

Further details of the outstanding scheme interests are shown in the following table (Audited):

					Changes during the year			
	Description	**Type**	**Vesting dates**	**At 1 January 2024[1]**	**Granted**	**Lapsed**	**Released**	**At 31 December 2024**
Ian Lowitt	Legacy Retention LTIP	Conditional award	31/3/2025	245,811				245,811
Ian Lowitt	Legacy 2022 Annual LTIP	Conditional award	27/9/2026	77,843				77,843
Ian Lowitt	Legacy 2023 Annual LTIP	Conditional award	5/6/2027		99,572			99,572
Ian Lowitt	2023 DBP	Conditional award	17/5/2025 17/5/2026 17/5/2027		112,564			112,564
Ian Lowitt	2022 Legacy Deferred Bonus Plan	Conditional award	04/05/2025 04/05/2026	139,420			46,473	92,947
Ian Lowitt	2021 Legacy Deferred Bonus Plan	Conditional award	31/3/2022	17,403			8,701	8,702
Ian Lowitt	Legacy Conditional Award	Conditional award	28/4/2025	142,703				142,703
Rob Irvin	2022 Legacy Deferred Bonus Plan	Conditional award	04/05/2025 04/05/2026	14,019			4,673	9,346
Rob Irvin	2023 DBP	Conditional award	17/5/2025 17/5/2026 17/5/2027	7,412				7,412
Rob Irvin	Legacy 2023 Annual LTIP	Conditional award	5/6/2027	27,681				27,681
Rob Irvin	2024 Retention LTIP	Conditional award	6/6/2027	39,473				39,473
Robert Pickering	2024 NED Awards	Conditional award	8/11/2025		6,315			6,315
Sarah Ing	2024 NED Awards	Conditional award	8/11/2025		6,315			6,315
Konstantin Graf von Schweinitz	2024 NED Awards	Conditional award	8/11/2025		6,315			6,315
Linda Myers	2024 NED Awards	Conditional award	8/11/2025		6,315			6,315
Madelyn Antoncic	2024 NED Awards	Conditional award	8/11/2025		6,315	5,623		692
John Pietrowicz	2024 NED Awards	Conditional award	8/11/2025		6,315			6,315
Henry Richards	2024 NED Awards	Conditional award	8/11/2025		6,315			6,315
Roger Nagioff	2024 NED Awards	Conditional award	8/11/2025		6,315			6,315

1. Restated number of shares following reverse share split on IPO

130

Minimum shareholding guidelines (Audited) Executive Directors are expected to build up and maintain a minimum shareholding equivalent to 300% of base salary in respect of the Chief Executive Officer and 200% of base salary in respect of the Chief Financial Officer. The normal expectation is that this is built up over a maximum five-year period from appointment to the Board. Details of their current holdings are set out below. It is expected that Rob Irvin will meet the guidelines within three years. Director Number of eligible shares as at 31 December 20241 Value of shares held as at 31 December 20242 Shareholding as % of base salary as at 31 December 2024 Shareholding requirement (% of salary) Ian Lowitt 2,651,042 $ 82,632,979 6458% 300% Rob Irvin 11,358 $ 354,029 58% 200% 1. Eligible shares includes all shares owned outright and all unvested deferred bonus shares not subject to performance conditions on a notional net of tax basis. 2. Value of shares based on share price of $31.17 as at 31 December 2024. Comparison to company performance Performance graph and table and comparison to CEO pay The following shows details of the remuneration paid to the individual in the role of CEO and a graph showing the TSR performance of the Company since listing. In future reports both disclosures will be built up to show changes over time in accordance with the requirements of the UK Companies Act. 2024 CEO single figure of remuneration $5.942m Annual Bonus as a % of maximum opportunity (%) 98 % LTIP award as a % of maximum opportunity (%) 100 % Total shareholder return Apr 24 May 24 Jun 24 Jul 24 Aug 24 Sep 24 Oct 24 Nov 24 Dec 24 80 100 120 140 160 180 The comparator group selected was the FTSE 250Financial Services excluding Investment Companies index. This comparator group was selected as the TSR performance chart is a UK regulatory requirement and, had Marex been listed in the UK, it would be a constituent of this index. 131 g Marex g FTSE

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Annual Report on Remuneration continued

Percentage change in remuneration of Directors and employees

The table below sets out the percentage change in base salary/fees, taxable benefits and bonus for the each of the Directors over the past five financial years[1].

	Change in salary / NED fees					Change in benefits					Change in bonus				
	2023 to 2024	2022 to 2023	2021 to 2022	2020 to 2021	2019 to 2020	2023 to 2024	2022 to 2023	2021 to 2022	2020 to 2021	2019 to 2020	2023 to 2024	2022 to 2023	2021 to 2022	2020 to 2021	2019 to 2020
Ian Lowitt	— %	33 %	(63)%	— %	28 %	(20)%	7 %	(8)%	(6)%	(5)%	14 %	6 %	195 %	36 %	(7)%
Rob Irvin[2]	19 %	N/A	N/A	N/A	N/A	— %	N/A	N/A	N/A	N/A	41 %	N/A	N/A	N/A	N/A
Robert Pickering[3]	103 %	38 %	— %	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Linda Myers[4]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Sarah Ing[5]	14 %	1 %	— %	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Konstantin Graf von Schweinitz[6]	8 %	— %	— %	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Roger Nagioff	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Henry Richards[7]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Madelyn Antoncic[8]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
John Pietrowicz[9]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

1. As the Company has no employees other than the Executive Directors, no disclosure is required to be made under the relevant reporting regulations in relation to employee remuneration.
2. Rob Irvin joined the Board in May 2023. Figures for 2023 have been annualised to aid comparison.
3. Robert Pickering joined the Board in September 2021. Figures for 2021 have been annualised to aid comparison.
4. Linda Myers joined the Board in January 2024.
5. Sarah Ing joined the Board in July 2021. Figures for 2021 have been annualised to aid comparison.
6. Konstantin Graf von Schweinitz joined the Board in September 2021. Figures for 2021 have been annualised to aid comparison.
7. Henry Richards joined the Board in April 2024.
8. Madelyn Antoncic joined the Board in January 2024.
9. John Pietrowicz joined the Board in April 2024.

Pay ratio information

Year	Method	25th percentile pay ratio	Total pay and benefits (25th percentile)	Salary component of total pay and benefits (25th percentile)	Median pay ratio	Total pay and benefits (50th percentile	Salary component of total pay and benefits (50th percentile)	75th percentile pay ratio	Total pay and benefits (75th percentile)	Salary component of total pay and benefits (75th percentile)
2024	A	**67:1**	**$ 102,683**	**$ 76,773**	**35:1**	**$ 200,864**	**$ 108,761**	**14:1**	**$ 381,880**	**$ 159,943**

The Committee chose to use Option A to calculate the ratio as the data was available and the approach is considered to be the most accurate. The UK employee data was taken as at 31 December 2024; employee means anyone employed under a contract of service. A full-time equivalent total was created for part-time employees and the remuneration of employees hired during the year was annualised. The resulting list was then ranked to identify the individuals at the 25th, 50th and 75th percentiles. The CEO pay ratios were then calculated based on these percentiles.

Relative importance of spend on pay

The table below shows the total pay for all of the Group's employees compared to other key financial indicators. In future years a comparator against the previous year will also be included.

	Current Year
Employee remuneration (USD m)	971.6
Distributions to shareholders (USD m)	77.1

132

Statement of implementation of Remuneration Policy for the year to 31 December 2025 Executive Directors Base Salary No change to the CEO Base Salary is being proposed. The Base Salary for the CFO has seen a modest adjustment to reflect market benchmark and more broadly aligns the fixed pay for the CFO to other Executive Committee members. Executive Director Base salary at 1st Jan 2024 ($) Base salary at 1st Jan 2025 ($) % change Ian Lowitt $ 1,279,550 $ 1,279,550 — % Rob Irvin $ 607,786 $ 639,775 5 % Benefits No changes to benefits are expected. The Executive Directors will have access to the same benefits as available to UK employees. Annual bonus The CEO and CFO will receive an annual bonus award of 600% and 250% of salary respectively. The following table shows the performance metrics and weightings for the annual bonus in 2025. The weighting for Financial measures has been increased to 75% for 2025 as the Committee considers that using Financial measures will more closely align reward to delivering shareholder value. The Committee considers that the disclosure of detailed performance targets in advance for 2025 would be commercially sensitive and they are not, therefore, disclosed here. Element Weighting Financial Measures 75% Adjusted Operating PBT 37.5% EPS 37.5% Strategic Measures 25% Total 100% Equity incentive plans The CEO and CFO will receive a target LTIP award of 100% and 125% of salary respectively. The threshold to maximum ranges for 2025 Annual LTIP awards are set out in the table below. Awards vest at 50% at threshold and 100% at maximum, with straight-line vesting between these points. Vested awards are subject to a two-year holding period. Financial measure Weighting Threshold (50% of max) Straight Line Apportionment Maximum (100% of max) Growth in Adjusted Operating Profit After Tax 50% average of 5% pa over the Performance Period more than 5% and less than 11% over the Performance Period average of 11% pa over the Performance Period Growth in Adjusted EPS 50% average of 5% pa over the Performance Period more than 5% and less than 10% over the Performance Period average of 10% pa over the Performance Period A further stretch performance target (requiring 13% growth in Adjusted Operating Profit After Tax and 12% growth in Adjusted EPS) would give rise to an additional 15%of the maximum number of shares vesting (i.e. 115% of the number of shares referred to above would vest). This is a cliff target, with no additional vesting where performance falls between the maximum and stretch performance targets. Retirement Benefits No changes to retirement benefits are anticipated for 2025. 133

Non-Executive Directors Fees There are no changes to the current Base Fee level implemented on 1 June 2024. Non-Executive Director Base Fee1 at 1st June 2024 ($) Base Fee at 1st Jan 2025 ($) % change Robert Pickering $ 383,865 $ 383,865 — % Linda Myers2 3 $ 108,761 $ 108,761 — % Sarah Ing2 $ 108,761 $ 108,761 — % Konstantin Graf von Schweinitz2 $ 108,761 $ 108,761 — % Roger Nagioff $ 108,761 $ 108,761 — % Henry Richards $ 108,761 $ 108,761 — % John Pietrowicz3 $ 108,761 $ 108,761 — % 1. F/X rate used $1.27955 2. Chair of Committee Fee remains unchanged at $31,989 3. Overseas Allowance Fee remains unchanged at $12,795 Equity incentive plans Annual equity awards will be granted to Non-Executive Directors. Awards to each Non-Executive Director will have a grant value of $120,000. Awards will vest on the first anniversary of the grant date, are not subject to performance conditions and no retention period applies. The number of shares subject to awards shall be determined by reference to the share price at the time of grant. Benefits There are no planned changes to the benefits provided to Non Executive Directors. Annual Report on Remuneration continued 134

Consideration of matters relating to directors' remuneration Remuneration Committee The members of the Committee during the year, and their attendance at meetings of the Committee, is set out below: Member Attendance1 Linda Myers 4/4 Robert Pickering 4/4 Sarah Ing 4/4 Roger Nagioff 0/1 Henry Richards 1/1 Jeremy Isaacs CBE 3/3 Joe Cohen 3/3 1. Roger Nagioff and Henry Richards were appointed members of the Committee on 24 April 2024. Jeremy Isaacs and Joe Cohen resigned as directors of the Company on 24 April 2024. The Company Secretary acts as secretary to the Committee. No Non-Executive Directors are involved in deciding their own remuneration. The Committee is advised by Willis Towers Watson. Willis Towers Watson was appointed by the Company in 2024. Willis Towers Watson provided advice keeping the Committee up to date on developments in director remuneration. The total fees paid to Willis Towers Watson in respect of service to the Committee during the year were $302,543. Willis Towers Watson is a signatory to the Remuneration Consultants' Code of Conduct. The Committee has reviewed the operating processes in place at Willis Towers Watson and is satisfied that the advice it receives is independent and objective. Willis Towers Watson provided no other services to the Company. Statement of voting at general meeting The Company will report on the votes cast by shareholders on the Company's Remuneration Policy and Annual Report on Remuneration in future annual reports. The Remuneration Report was approved by the Board of Directors on 5 March 2025 and signed on its behalf by: L Myers Chair of the Remuneration Committee 5 March 2025 135

The Directors present their report and audited consolidated financial statements of Marex Group plc and its subsidiaries (collectively ‘Marex’, or the ‘Group’) and the standalone financial statements for Marex Group plc (the ‘Company’) for the year ended 31 December 2024. Results The audited financial statements of the Group and the Company are shown on pages 150 to 250. The profit before tax attributable to the owners of the Group for the year ended 31 December 2024 amounts to $295.8 million (2023: $196.5 million). Further information on the performance of the Group is given in the Financial Review section of the Strategic Report. The financial statements are prepared in U.S. dollars as this is the currency in which most of the Group’s transactions are denominated. Dividends Dividends of $63.8m were paid to ordinary shareholders during the year (2023: $45.0m). Restatements The Group restated the consolidated statement of financial position as at 31 December 2023 due to the correction of errors. The details of the corrections are outlined in note 37. Directors The Directors who have held office during the year and at the date of this report were as follows: R M Pickering (Chair) S L Ing K N Graf von Schweinitz L K Myers (appointed 1 January 2024) R B Nagioff J W Pietrowicz (appointed 24 April 2024) H D P Richards (appointed 24 April 2024) I T Lowitt (CEO) C R J Irvin (CFO) M Antoncic (appointed 8 January 2024) (resigned 18 December 2024) J M Isaacs CBE (resigned 24 April 2024) J C Cohen (resigned 24 April 2024) Group Directors’ Report 136

Indemnity of Directors Each Director is indemnified out of the assets of the Group against all costs, charges, losses and liabilities incurred by them in the proper exercise of their duties. Directors who have resigned during the year also benefit from the same indemnity arrangement. The Directors are also covered by an insurance policy. Directors’ statement as to disclosure of information to the auditor Each of the persons who is a Director at the date of approval of this report, confirms that: • so far as the Director is aware, there is no relevant audit information of which the Group’s auditor are unaware; and • they have taken all the steps that they ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that the Group’s auditor are aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of s.418 of the Companies Act 2006. Charitable and political contributions Marex budgets to spend $100,000 per annum to support employees in their charitable fundraising activities. It does this by donating 50% of the sum raised by each employee to the chosen charities. In order to ensure that the fund can be accessed by as many employees as possible, donations from the Company are capped at $4,000 per fundraising event. The total charitable donations from this programme were $376,955 during the year ended 31 December 2024 (2023: $470,419). No contributions were made for political purposes during the year (2023: $nil). Foreign exchange The following foreign exchange rates have been used in the preparation of these financial statements: 2024 2023 Average rate Year end rate Average rate Year end rate GBP / USD 1.2780 1.2525 1.2438 1.2731 EUR / USD 1.0818 1.0358 1.0816 1.1037 Going concern The Group's business activities and financial position, the factors likely to affect its future development and performance, its objectives and policies in managing the financial risks to which it is exposed and its capital, are discussed in the Financial review. The Group’s regulatory capital resources, significant developments in 2024 and anticipated future developments are detailed in the liquidity and regulatory capital section on pages 36 and 37. This section also describes the Group’s funding and liquidity profile, including changes in key metrics and the build up of liquidity reserves. As detailed in note 3(e) of the accounting policies, it is concluded that the Group and Company have adequate resources to continue to operate for the foreseeable future and for at least twelve months from the date of signing of the statements of financial position and confirm that the Group and Company can operate as a going concern. It is for this reason that the Directors continue to prepare the financial statements on a going concern basis. Events after the reporting period Events since the statement of financial position date are disclosed in note 38. Overseas branches As at 31 December 2024, the Group had branches in Canada, Germany, Spain, Portugal, Italy, Dubai, Israel, Switzerland and the U.S. Financial risk management Financial risk management objectives are included in the Strategic Report. Future developments Future developments are included in the Chief Executive Officer’s Review. 137

Research and development The Group produces commodity research across energy, agricultural, base metals and ferrous metals markets, and has developed key partnerships in this field. Engagement with employees The Group places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the Group and the Company. This is achieved through formal and informal meetings and the Group website. Further statements regarding actions taken by the Group during the financial year in regard to its employees are set out in the Strategic Report. Disabled persons Applications for employment by disabled persons are always fully considered, bearing in mind the respective aptitudes and abilities of the applicant concerned. In the event of members of staff becoming disabled, every effort is made to ensure that their employment with the Group continues and that appropriate training is arranged. It is the policy of the Group that the training, career development and promotion of a disabled person should, as far as possible, be identical to that of a person who does not suffer from a disability. Suppliers, customers and others In accordance with the Reporting on Payment Practices and Performance Regulations 2017, the Group submits biannual reports on payment practices and performance to the Department for Business, Energy and Industrial Strategy. Strong business relationships are essential for the Group and, for the key subsidiaries for which reporting is required, the average time taken to make payments under qualifying contracts was 20 days. Further statements regarding how the Directors have regard to the need to foster the Group’s relationships with suppliers, customers and others, and the effect of that regard on the principal decisions taken by the Company during the financial year are contained in the Strategic Report. Streamlined energy and carbon reporting Streamlined energy and carbon reporting is provided in the Sustainability section of the Strategic Report. Corporate governance arrangements Prior to the IPO, the Group adhered to and reported in line with The Wates Corporate Governance Principles for Large Private Companies (the ‘Wates Principles’). However, now that the Company is publicly listed, it does not consider the Wates Principles to be an appropriate basis for its current governance framework. The Board considers the requirements of the UK Companies Act 2006 (‘CA 2006’), the US securities laws and the Nasdaq Rules to be a sufficiently robust set of governance guardrails within which the Company has established prudent governance processes and procedures. Further, the Board has not formally adopted a corporate governance code because it considers the applicable requirements of the Nasdaq rules to effectively serve this purpose. Directors’ responsibilities statement The Directors are responsible for preparing the Annual Report and Financial Statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have elected to prepare the financial statements in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board ('IASB'). In accordance with company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Company and of the profit or loss of the Group and Company for that period. In preparing these financial statements, International Accounting Standard (‘IAS’) 1 requires directors to: • properly select and apply accounting policies; • present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; • provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group and Company’s financial position and financial performance; and • make an assessment of the Group and Company’s ability to continue as a going concern. Group Directors’ Report continued 138

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group and Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and Company and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Auditor The auditor, Deloitte LLP, has expressed its willingness to continue in office as auditor and a resolution to reappoint them will be proposed at the Company’s forthcoming Annual General Meeting. Approved by the Board and signed on its behalf by: I T Lowitt Director 5 March 2025 139

Independent Auditor's Report 141 Consolidated Income Statement 150 Consolidated Statement of Financial Position 152 Consolidated Statement of the Changes in Equity 154 Consolidated Statement of Cash Flows 155 Notes to the Consolidated Financial Statements 157 Company Statement of Financial Position 241 Company Statement of the Changes in Equity 242 Company Statement of Cash Flows 243 Notes to the Company Financial Statements 244 140

1. Opinion In our opinion: • the financial statements of Marex Group PLC (the 'Company', the ‘Parent Company’) and its subsidiaries (the ‘Group’) give a true and fair view of the state of the Group’s and of the Parent Company’s affairs as at 31 December 2024 and of the Group’s profit for the year then ended; • the Group financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards and (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB); • the Parent Company financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards and as applied in accordance with the provisions of the Companies Act 2006; and • the financial statements have been prepared in accordance with the requirements of the Companies Act 2006. We have audited the financial statements which comprise: • the consolidated income statement; • the consolidated statement of other comprehensive income; • he consolidated statement of financial position; • the consolidated statement of the changes in equity; • the consolidated statement of cash flows; • the related notes 1 to 38; • the company statement of financial position; • the company statement of changes in equity and movements in reserves; • the company statement of cash flows; and • the related notes A to I. The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law, United Kingdom adopted international accounting standards and IFRS Accounting Standards as issued by the IASB. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom adopted international accounting standards and as applied in accordance with the provisions of the Companies Act 2006. 2. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council’s (the ‘FRC’s’) Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independent Auditor’s Report to the Members of Marex Group plc Report on the audit of the financial statements 141

3. Summary of our audit approach Key audit matters The key audit matters that we identified in the current year were: • Customer relationship intangible impairment; and • Fair value of the cash settlement option of the growth shares. Materiality The materiality that we used for the Group financial statements was $14.75 million which was determined on the basis of 5% of profit before tax. This is consistent with the previous year’s audit. Scoping Our Group audit scope covered balances representing 99% of the Group’s total assets, and 94% of the Group’s revenues. Significant changes in our approach We identified two new key audit matters through the audit. Firstly, customer relationship intangible impairment, due to significant estimates and assumptions required in determining the recoverable amount. Secondly, the fair value of the cash settlement option of the growth shares, due to the complexity of management actions impacting the valuation. We no longer consider 'Goodwill impairment - Volatility Performance Fund ("VPF") cash generating unit ("CGU") a key audit matter as the CGU was fully impaired in the prior period. 4. Conclusions relating to going concern In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors’ assessment of the group’s and parent company’s ability to continue to adopt the going concern basis of accounting included: • using our knowledge of the Group and Parent company, the financial services industry, the financial services regulatory environment and the general economic environment, including macroeconomic pressures affecting the Group’s operations, to identify inherent risks in the business model and how such risks might affect the financial resources or ability to continue operations over the going concern period; • making inquiries of Group management about the assumptions, used in their going concern models, and assessing the reasonableness of those assumptions and historical forecasting accuracy; • evaluating the Group’s strategic plans in light of the changing macroeconomic environment, short and longer term financial budgets and funding plans, and involving our regulatory specialist to assess liquidity and capital adequacy plans including internal stress tests; • reviewing regulatory correspondence to assess whether there are any matters that may impact the going concern assessment; and • evaluating the Group’s disclosures on going concern against the requirements of IAS 1, Presentation of Financial Statements. Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and Parent Company’s ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue. Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. Independent Auditor’s Report to the Members of Marex Group plc continued 142

5. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. 5.1. Intangible assets – Cowen customer relationship intangible impairment Key audit matter description Intangible assets disclosed in Note 13 include a customer relationship intangible asset acquired through the acquisition of Cowen's Prime Service and Outsourced Trading Business during 2023 (the “Cowen customer relationship intangible asset”). As required by IAS 36 Impairment of Assets, if indicators of impairment exist an impairment test must be completed, as set out in Note 4. Determining whether the intangible asset is impaired requires an estimation of the recoverable amount of the asset, using the higher of the value in use (“VIU”) or fair value less costs to sell, which requires management to make significant estimates and assumptions related to the revenue growth rate, costs growth rate, customer attrition and useful life. We identified the Cowen customer relationship intangible asset as a key audit matter because of the significant estimates and assumptions made by management in estimating the recoverable amount and the sensitivity of the calculation to revenue growth rate, costs growth rate, and customer attrition and useful life. This required a high degree of auditor judgement and increased extent of effort, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions. How the scope of our audit responded to the key audit matter We performed the following audit procedures, amongst others, over the forecast revenue growth rates, forecast cost growth rates, and customer attrition and useful life used in the valuation of the Cowen customer relationship intangible asset: • Inquired with key individuals within Finance, personnel responsible for the budgeting process and business heads. We used the outcome of these inquiries to evaluate evidence to support key assumptions such as forecast revenue growth rates, forecast cost growth rates, and customer attrition; • Evaluated the reasonableness of significant data inputs and assumptions applied in estimating forecast revenue and cost growth rates, including benchmarking of revenue forecasts against external market data; • Performed procedures over the completeness and accuracy of the acquired customer relationship intangibles to assess whether those acquired remained active customers at the valuation date; • Performed procedures to test attrition rates used in the model against observed attrition and engaged with valuation specialists to benchmark useful life assumptions; and • Assessed whether events or transactions that occurred after the balance sheet date, but before the reporting date, affect the conclusions reached on the on the carrying values of the Cowen customer relationship assets. Key observations We concur with management’s conclusion that no impairment of the Cowen customer relationship intangible asset is required. 143

5.2. Share Based Payments – Fair value of the cash settlement option of the growth shares Key audit matter description The Company issued Growth Shares awards to employees which vest or become exercisable on the occurrence of a liquidity event which was satisfied by the IPO. As the terms of the awards permitted the holders to elect cash or equity settlement these awards were compound instruments, with a debt and an equity component. At the point of settlement, the Group remeasured the liability arising from the cash settlement option to its fair value. As required by IFRS 2, Share-based payment, and disclosed in Note 4, management determined the fair value of the cash settlement option to be $2.3m, based on a valuation range of $31.5m to $0.8m. This range includes scenarios to account for a variety of management actions which, had the options been settled in cash, impact the timing of the cash payments within the scenarios identified and therefore the present value disclosed. Determining the fair value of the cash settlement option was complex and required a number of judgements. The terms of the Growth Shares restricted the amount of cash that the Company could provide for settlement of the obligation in any given year based on its profitability. The profit forecasts of the Company used to estimate the fair value were subject to a number of significant assumptions including the probability and impact of management actions. We identified the fair value of the cash settlement option of the growth shares as a key audit matter because of assumptions and risk of bias related to the probability and impact of management actions on the fair value. Auditing these assumptions was complex and required a high degree of auditor judgment and increased audit effort. How the scope of our audit responded to the key audit matter We performed the following audit procedures, amongst others, related to the probability and impact of management actions to estimate the fair value of the cash settlement option of the growth shares: • Assessed the impact of management actions on the Company’s articles of association and the terms of the Growth Shares terms through inspecting the articles and award terms. • Discussed with management and evaluated their conclusions reached on the probability and impact of management actions by: – Inquiring with board members and inspecting board meeting materials and associated minutes through to the issuance date of the financial statements. – Evaluating the impact of management actions to assess probability of execution; – Inspecting evidence supporting the feasibility of management actions from external advisors; – Inquiring with external supervisors to evaluate the feasibility of management actions; and – Benchmarking management actions executed by peer companies in historical periods. Key observations We consider the fair value range calculated to be reasonable. Independent Auditor’s Report to the Members of Marex Group plc continued 144

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

6. Our application of materiality

6.1. Materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Parent company financial statements
Materiality	$14.75 million (2023: $10.0 million)	$7.375 million (2023 $6.0 million)
Basis for determining materiality	5% of profit before tax (2023: 5% of profit before tax)	3% of net assets (2023: 3% of net assets)
Rationale for the benchmark applied	In determining the Group materiality, we considered a number of factors, including the needs and interests of the users of the Group financial statements. Profit before tax is considered to be the key metric for the users of the financial statements.	Parent company materiality equates to 3% of net assets, which is capped at 50% of the Group's materiality (2023: 50% of Group's materiality).


PBT $295m
Group materiality $14.75m
Component performance materiality range $4.775m to $6.685m
Audit Committee reporting threshold $0.735m
PBT
Group materiality

6.2. Performance materiality

We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole.

	Group financial statements	Parent company financial statements
Performance materiality	65% (2023: 65%) of Group materiality	65% (2023: 65%) of Parent Company materiality
Basis and rationale for determining performance materiality	In determining performance materiality, we considered the following factors: • The quality of the control environment and that we were not able to rely on controls; • Degree of centralisation and commonality of controls and processes; • The nature, volume and size of uncorrected misstatements arising in the previous audit; and management's willingness to correct misstatements in the current period.	

6.3. Error reporting threshold

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of $735k (2023: $500k), for Group and $368k (2023: $300k) for the Parent Company, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

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7. An overview of the scope of our audit 7.1. Identification and scoping of components Our audit scope covers 99% of the Group’s total assets and 94% of the Group’s Revenue in 2024 (2023: 94% and 99% respectively). The components were selected based on their quantitative contribution to the Group and qualitative risk factors, resulting in 31 components subject to audits of specified account balances. Our audit scope focused primarily on two locations, the UK and the USA (2023: 2 locations, the UK and the USA), with two component teams in the USA. The Group team, based in the UK, were responsible for audit procedures performed over specified classes of transactions, account balances and disclosures across 19 components with the remaining 12 components tested in the USA. Our component audit procedures were performed using lower levels of performance materiality based on their size relative to the Group. The performance materiality for each component ranged from $4.775 million to $6.685 million (2023: $5.0 million to $7.0 million). We tested the Group’s consolidation process and carried out analytical procedures on the residual balances to assess whether there were no additional significant risks of material misstatement in the aggregated financial information of the remaining components not subject to audit procedures. 7.2. Our consideration of the control environment We obtained an understanding of relevant business controls over key business cycles. The Group uses a number of different IT systems across components, and we worked with our IT specialists to test the general IT controls for relevant systems. Through performing this work we note further improvements are required in order for us to adopt a controls-reliant approach in our audit. 7.3. Our consideration of climate-related risks In planning our audit, we have considered the potential impact of climate change on the Group’s business and its financial statements. The Group continues to develop its assessment of and response to the potential impacts of environmental, social and governance (‘ESG’) related risks, including climate change, as outlined in the Strategic Report on page 61. We held discussions with management to understand the process for identifying climate-related risks, the consideration of mitigating actions and the impact on the Group’s financial statements which can be found in the Climate-related Financial Disclosures Statement section of the Strategic report. Management do not expect any material climate change-related financial impact on their business. We performed our own qualitative risk assessment of the potential impact of climate change on the Group’s account balances and classes of transactions based on our understanding of the nature of the Group’s underlying operations through inquiries of management and review of the minutes and regulatory correspondence. We read the climate-related disclosures included in the Strategic report section in the annual report and considered whether they are materially consistent with the financial statements and our knowledge obtained in the audit. 7.4. Working with other auditors The Group audit team maintained dialogue with component auditors in the USA, throughout all phases of the audit, including issuing referral instructions to direct their work, and received written reports from component auditors setting out the results of their audit procedures. Physical and virtual site visits were undertaken by the Senior Statutory Auditor that involved discussing and challenging the audit approach with the component teams and any findings arising from their work, meeting with local management, attending planning and closing meetings and reviewing relevant audit working papers on risk areas. The Group audit team performed a remote file review of the work performed by all component auditors. Independent Auditor’s Report to the Members of Marex Group plc continued 146

8. Other information The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon. The directors are responsible for the other information contained within the annual report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon. Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. 9. Responsibilities of directors As explained more fully in the directors’ responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so. 10. Auditor’s responsibilities for the audit of the financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report. 11. Extent to which the audit was considered capable of detecting irregularities, including fraud Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below. 11.1. Identifying and assessing potential risks related to irregularities In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following: • The nature of the industry and sector, control environment and business performance including the design of the Group's remuneration policies, key drivers for directors' remuneration, bonus levels and performance targets; • Results of our enquiries of the directors, management, internal audit and the audit committee about their own identification and assessment of the risks of irregularities including those that are specific to the group's sector; • Any matters we identified having obtained and reviewed the Group's documentation of their policies and procedures relating to: – identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non- compliance; – detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud; – the internal controls established to mitigate risks of fraud or non-compliance with laws and regulations; 147

• The matters discussed among the audit engagement team including significant component audit teams and relevant internal specialists, including fraud, regulatory, tax, financial instruments, valuations and IT specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud. As a result of these procedures, we considered the opportunities and incentives that may exist within the organisation for fraud and identified the greatest potential for fraud in the fair value of the cash settlement option of the growth shares and the Cowen customer relationship intangibles impairment assessment. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override. We also obtained an understanding of the legal and regulatory frameworks that the Group operates in, focusing on provisions of those laws and regulations that had a direct effect on the determination of material amounts and disclosures in the financial statements. The key laws and regulations we considered in this context included the UK Companies Act, FCA regulations, and tax legislation. In addition, we considered provisions of other laws and regulations that do not have a direct effect on the financial statements but compliance with which may be fundamental to the Group’s ability to operate or to avoid a material penalty. 11.2. Audit response to risks identified As a result of performing the above, we identified the fair value of the cash settlement option of the growth shares and the Cowen customer relationship intangibles impairment as key audit matters related to the potential risk of fraud. The key audit matters section of our report explains the matters in more detail and also describes the specific procedures we performed in response to those key audit matters. In addition to the above, our procedures to respond to risks identified included the following: • Reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements; • Enquiring of management, the audit committee and in-house and external legal counsel concerning actual and potential litigation and claims; • Performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud; • Reading minutes of meetings of those charged with governance, reviewing internal audit reports and reviewing correspondence with HMRC and regulators, including the FCA; and • In addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business. We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including internal specialists and component audit teams, and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit. Independent Auditor’s Report to the Members of Marex Group plc continued 148

Report on other legal and regulatory requirements 12. Opinions on other matters prescribed by the Companies Act 2006 In our opinion the part of the directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006. In our opinion, based on the work undertaken in the course of the audit: • the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and • the strategic report and the directors’ report have been prepared in accordance with applicable legal requirements. In the light of the knowledge and understanding of the group and the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors’ report. 13. Matters on which we are required to report by exception 13.1. Adequacy of explanations received and accounting records Under the Companies Act 2006 we are required to report to you if, in our opinion: • we have not received all the information and explanations we require for our audit; or • adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or • the parent company financial statements are not in agreement with the accounting records and returns. We have nothing to report in respect of these matters. 13.2. Directors’ remuneration Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors’ remuneration have not been made or the part of the directors’ remuneration report to be audited is not in agreement with the accounting records and returns. We have nothing to report in respect of these matters. 14. Use of our report 14.1. Adequacy of explanations received and accounting records This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed. David Roberts, FCA (Senior statutory auditor) For and on behalf of Deloitte LLP London, United Kingdom 5 March 2025 149

2024 2023 Notes $m $m Commission and fee income 1,618.1 1,342.4 Commission and fee expense (762.0) (637.5) Net commission income 5 856.1 704.9 Net trading income 5 492.4 411.4 Interest income 7 765.2 591.8 Interest expense 7 (538.1) (470.2) Net interest income 7 227.1 121.6 Net physical commodities income 5 19.1 6.7 Revenue 5 1,594.7 1,244.6 Expenses: Compensation and benefits 8 (971.1) (770.3) Depreciation and amortisation 13, 14, 27 (29.5) (27.1) Other expenses 9 (306.3) (237.4) Impairment of goodwill 12 — (10.7) Provision for credit losses 1.7 (7.1) Bargain purchase gain on acquisitions 16 — 0.3 Other income 6.3 3.4 Share of results in associates and joint ventures — 0.8 Profit before tax 295.8 196.5 Tax 10 (77.8) (55.2) Profit after tax 218.0 141.3 Attributable to: Ordinary shareholders of the company 204.7 128.0 Other equity holders1 13.3 13.3 Earnings per share2 Basic (dollars per share) 34 2.96 1.94 Diluted (dollars per share) 34 2.72 1.82 1. Other equity holders relate to holders of AT1 securities. 2. Earnings per share has been restated due to the reverse share split. Refer to note 34 for further information. The notes on pages 157 to 250 form part of these financial statements. Consolidated Income Statement For the Year Ended 31 December 2024 150

2024 2023 Notes $m $m Profit after tax 218.0 141.3 Other comprehensive income Items that may be reclassified subsequently to profit and loss: Cash flow hedges Fair value (loss)/gain arising on hedging instruments during the year (29.7) 1.2 Deferred tax on hedging instruments 10(a) 7.9 (0.3) Currency translation adjustments (3.3) 1.8 Items that will not be recycled to profit or loss: Change in fair value of financial liabilities designated at FVTPL due to own credit risk (15.9) (6.4) Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk 10(a) 4.0 1.7 Fair value gain/(loss) on investments in equity instruments designated as at FVTOCI 15 3.4 — Deferred tax on revaluation of investments 10(a) (0.9) (0.3) Other comprehensive loss, net of tax (34.5) (2.3) Total comprehensive income 183.5 139.0 Attributable to: Ordinary shareholders of the Company 170.2 125.7 Other equity holders1 13.3 13.3 1. Other equity holders relate to holders of AT1 securities. All operations are continuing for the current and prior year. The notes on pages 157 to 250 form part of these financial statements. Consolidated Statement of Other Comprehensive Income For the Year Ended 31 December 2024 151

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Consolidated Statement of Financial Position

As at 31 December 2024

Registration Number 05613060	Notes	31 December 2024 $m	31 December 2023 $m Restated[1]	1 January 2023 $m
Assets				
Non-current assets				
Goodwill	12	**176.5**	163.6	155.5
Intangible assets	13	**56.5**	56.0	25.6
Property, plant and equipment	14	**20.8**	16.6	11.8
Right of use asset	27	**59.9**	40.6	33.7
Investments	15	**24.0**	16.2	16.4
Investment in associate		**—**	—	5.6
Deferred tax	24	**46.7**	21.4	7.6
Treasury instruments (unpledged)	17(a)	**53.5**	60.8	—
Treasury instruments (pledged as collateral)	17(b)	**46.1**	300.4	133.5
Total non-current assets		**484.0**	675.6	389.7
Current assets				
Corporate income tax receivable		**12.5**	0.1	5.5
Trade and other receivables	21	**7,553.2**	4,789.8	4,685.2
Inventory	20	**35.8**	163.4	35.8
Equity instruments (unpledged)	32(b)	**231.4**	189.6	168.9
Equity instruments (pledged as collateral)	32(b)	**4,446.6**	1,331.7	241.1
Derivative instruments	23	**1,163.5**	655.6	480.8
Stock borrowing	32(b)	**1,781.7**	2,501.4	1,894.6
Treasury instruments (unpledged)	17(a)	**556.2**	481.8	247.6
Treasury instruments (pledged as collateral)	17(b)	**2,912.9**	2,062.6	2,338.6
Fixed income securities (unpledged)	18	**87.7**	76.7	—
Reverse repurchase agreements	19	**2,490.4**	3,199.8	4,346.0
Cash and cash equivalents		**2,556.6**	1,483.5	910.1
Total current assets		**23,828.5**	16,936.0	15,354.2
Total assets		**24,312.5**	17,611.6	15,743.9

1. Prior period comparatives have been restated. Refer to note 3(b) and note 37 for further information.

The notes on pages 157 to 250 form part of these financial statements.

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Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Consolidated Statement of Financial Position (continued)

As at 31 December 2024

Registration Number 05613060	Notes	31 December 2024 $m	31 December 2023 $m Restated[1]	1 January 2023 $m
Liabilities				
Current liabilities				
Repurchase agreements	19	**2,305.8**	3,118.9	4,381.4
Trade and other payables	25	**9,740.4**	6,785.9	6,647.6
Stock lending	32(b)	**4,952.1**	2,323.3	1,396.9
Short securities	32(b)	**1,704.6**	1,924.8	986.8
Short term borrowings	22	**152.0**	—	12.9
Lease liability	27	**10.5**	13.2	6.8
Derivative instruments	23	**751.7**	402.2	294.3
Corporate tax		**41.9**	7.6	8.9
Debt securities	32(b)(e)	**2,119.6**	1,308.4	823.7
Provisions		**0.6**	0.4	2.6
Total current liabilities		**21,779.2**	15,884.7	14,561.9
Non-current liabilities				
Lease liability	27	**67.0**	39.4	32.1
Long term borrowings	22	**—**	—	135.8
Debt securities	32(b)(e)	**1,484.9**	907.9	336.3
Deferred tax liability	24	**4.5**	3.7	0.1
Total non-current liabilities		**1,556.4**	951.0	504.3
Total liabilities		**23,335.6**	16,835.7	15,066.2
Total net assets		**976.9**	775.9	677.7
Equity				
Share capital	28	**0.1**	0.1	0.1
Share premium	28	**202.6**	134.3	134.3
Additional Tier 1 capital (AT1)	30	**97.6**	97.6	97.6
Retained earnings		**722.4**	555.3	455.3
Own shares	29	**(23.2)**	(9.8)	(7.9)
Other reserves	31	**(22.6)**	(1.6)	(1.7)
Total equity		**976.9**	775.9	677.7

1. Prior period comparatives have been restated. Refer to note 3(b) and note 37 for further information.

The notes on pages 157 to 250 form part of these financial statements.

The financial statements on pages 150 to 250 were approved and authorised for issue by the Board of Directors on 5 March 2025 and are signed on its behalf by:

I T Lowitt
Director
5 March 2025

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Consolidated Statement of the Changes in Equity

For the Year Ended 31 December 2024

	Notes	Share capital $m	Share premium $m	Additional Tier 1 capital (AT1) $m	Retained earnings $m	Own Shares $m	Other reserves $m	Total $m
At 1 January 2023		0.1	134.3	97.6	455.3	(7.9)	(1.7)	677.7
Profit after tax for the period		—	—	13.3	128.0	—	—	141.3
Gain on cash flow hedge		—	—	—	—	—	1.2	1.2
Deferred tax on cash flow hedge reserve	24	—	—	—	—	—	(0.3)	(0.3)
Change in fair value of financial liabilities designated at FVTPL due to own credit risk		—	—	—	—	—	(6.4)	(6.4)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	24	—	—	—	—	—	1.7	1.7
Deferred tax on revaluation of investments	24	—	—	—	—	—	(0.3)	(0.3)
Currency translation adjustments		—	—	—	—	—	1.8	1.8
Total comprehensive income for the period		—	—	*13.3*	*128.0*	—	*(2.3)*	*139.0*
AT1 dividends paid	30	—	—	(13.3)	—	—	—	(13.3)
Ordinary dividends paid	11	—	—	—	(45.0)	—	—	(45.0)
Repurchase of own shares		—	—	—	—	(3.1)	—	(3.1)
Share-based payments	36	—	—	—	20.3	—	—	20.3
Deferred tax on share-based payments	24	—	—	—	—	—	2.4	2.4
Share settlement (share-based payments)		—	—	—	(1.2)	1.2	—	—
Other movements		—	—	—	(2.1)	—	—	(2.1)
At 31 December 2023 and 1 January 2024		0.1	134.3	97.6	555.3	(9.8)	(1.6)	775.9
Profit after tax for the period		—	—	13.3	204.7	—	—	218.0
Fair value loss on hedging instruments		—	—	—	—	—	(29.7)	(29.7)
Deferred tax on hedging instruments	24	—	—	—		—	7.9	7.9
designated at FVTPL due to own credit risk		—	—	—	—	—	(15.9)	(15.9)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	24	—	—	—	—	—	4.0	4.0
Gain on revaluation of investments		—	—	—	—	—	3.4	3.4
Deferred tax on revaluation of investments	24	—	—	—	—	—	(0.9)	(0.9)
Currency translation adjustments		—	—	—	—	—	(3.3)	(3.3)
Total comprehensive income for the period		—	—	*13.3*	*204.7*	—	*(34.5)*	*183.5*
AT1 dividends paid	30	—	—	(13.3)	—	—	—	(13.3)
Ordinary dividends paid	11	—	—	—	(63.8)	—	—	(63.8)
Share premium		—	68.3	—	—	—	—	68.3
Repurchase of own shares		—	—	—	—	(19.8)	—	(19.8)
Fair value of the cash settlement option on the growth shares		—	—	—	2.3	—	—	2.3
Share-based payments	36	—	—	—	29.6	—	—	29.6
Deferred tax on share based payments	24	—	—	—	—	—	12.8	12.8
Current tax on share based payments		—	—	—	—	—	0.9	0.9
Share settlement of share-based awards		—	—	—	(6.4)	6.4	—	—
Other movements		—	—	—	0.7	—	(0.2)	0.5
At 31 December 2024		0.1	202.6	97.6	722.4	(23.2)	(22.6)	976.9

154

2024 2023 Notes $m $m Profit before tax 295.8 196.5 Adjustments for: Amortisation of intangible assets 13 10.8 6.7 Loss on disposal of intangibles 13 0.3 0.1 Depreciation of property, plant and equipment 14 7.3 5.5 Depreciation of right-of-use asset 27 10.7 9.7 Impairment of right-of-use asset 27 0.7 5.2 Bargain purchase gain on acquisitions 16 — (0.3) Impairment of goodwill 12 — 10.7 Movement in provisions 0.2 (2.2) Provision for credit losses (1.7) 7.1 Share of results in associates and joint ventures — (0.8) Lease liability foreign exchange revaluation 27 (1.6) (0.1) Movement in fair value of derivative instruments (188.1) (66.9) Other revaluations 15.5 (9.1) Other non-cash movements 1.7 (0.5) Share-based payment expense 8 29.6 20.3 Operating cash flows before changes in working capital 181.2 181.9 Working capital adjustments: (Increase)/decrease in trade and other receivables (2,757.9) 777.6 Increase/(decrease) in trade and other payables 2,952.6 (709.5) Increase in treasury instruments 17 (663.1) (185.9) Increase in fixed income securities 18 (11.0) (76.7) Increase in equity instruments (3,376.9) (173.3) Increase in debt securities1 1,372.3 1,049.8 Net increase/(repayment) of borrowings 22 152.0 (148.7) Decrease/(increase) in inventory 127.6 (127.6) Decrease in net repurchase and reverse repurchase agreements 19 (103.7) (116.3) Increase in net stock borrowing and lending 3,348.5 319.6 Cash flow from operating activities 1,221.6 790.9 Corporation tax paid (58.1) (55.9) Net cash from operating activities 1,163.5 735.0 During 2024, interest received was $768.3m (2023: $595.0m), interest paid was $521.9m (2023: $470.2m) and dividends received were $nil (2023: $nil). The notes on pages 157 to 250 form part of these financial statements. Consolidated Statement of Cash Flows For the Year Ended 31 December 2024 155

2024 2023 Notes $m $m Investing activities Redemption of investment in associate — 6.4 Acquisition of businesses, net of cash acquired 16 (11.0) (90.3) Payment of contingent consideration — (1.6) Purchase of investments 15 (5.1) — Proceeds from sale of investments 15 0.7 — Purchase of intangible assets 13 (8.2) (3.1) Purchase of property, plant and equipment 14 (11.7) (9.0) Net cash used in investing activities (35.3) (97.6) Financing activities Proceeds from issuance of ordinary shares 28 73.1 — Issuance costs of ordinary shares 28 (4.8) — Purchase of own shares 29 (19.8) (3.1) Dividends paid 30,11 (77.1) (58.3) Lease incentive received 6.4 — Payment of lease liabilities 27 (15.0) (11.4) Net cash used in financing activities (37.2) (72.8) Net increase in cash and cash equivalents 1,091.0 564.6 Cash and cash equivalents Cash and cash equivalents at 1 January 1,483.5 910.1 Increase in cash 1,091.0 564.6 Effect of foreign exchange rate changes (17.9) 8.8 Cash and cash equivalents at 31 December 2 2,556.6 1,483.5 1. Included in the movement in debt securities is the movement of EMTN notes and the Group's debt issuance during November 2024. Please refer to note 32(e) for further detail. 2. Cash and cash equivalents includes restricted cash of $173.9m at 31 December 2024 (2023: $197.7m). The notes on pages 157 to 250 form part of these financial statements. Consolidated Statement of Cash Flows (continued) For the Year Ended 31 December 2024 156

1 General Information Marex Group plc (the ‘Company’) is incorporated in England and Wales under the Companies Act. The address of the registered office is 155 Bishopsgate, London, EC2M 3TQ, United Kingdom. The principal activities of Marex Group plc and its subsidiaries (the 'Group') and the nature of the Group’s operations are set out in note 5. The consolidated financial statements of the Group and the separate financial statements of the Company comply with UK- adopted international accounting standards and with the requirements of the Companies Act 2006. These financial statements are also prepared in accordance with International Financial Reporting Standards (‘IFRS® Accounting Standards’), as issued by the International Accounting Standards Board ('IASB'), including interpretations issued by the IFRS Interpretations Committee. There are currently no differences between UK-adopted international accounting standards and IFRS Accounting Standards as issued by the IASB. There were no unendorsed standards effective for the year ended 31 December 2024 affecting these consolidated and separate financial statements. The consolidated financial statements of the Group are presented in US dollars (‘USD’ or ‘$’), which is also the Company’s functional currency. All amounts have been rounded to the nearest tenth of a million (‘m’), except where otherwise indicated. On 24 April 2024, the Group’s registration statement on Form F-1 related to its initial public offering ('IPO') was declared effective. On 25 April 2024, the Group’s ordinary shares began trading on the Nasdaq Global Select Market under the symbol “MRX”. On 29 April 2024, the Group completed its IPO, in which the Group issued 3,846,153 new ordinary shares each at initial offering price of $19.00 per ordinary share for gross proceeds to the Group of $73.1m, before deducting issuance transaction costs of $4.8m. In the IPO, selling shareholders sold a total of 13,028,951 existing ordinary shares. During October 2024, selling shareholders sold an additional 8,472,333 of their existing ordinary shares. The Group did not receive any proceeds from the selling shareholders activities. In connection with its IPO, the Group undertook a share capital reorganisation involving the issuance and conversion of growth shares and non-voting ordinary shares into ordinary shares, the cancellation of deferred shares, the redenomination of the nominal value of ordinary shares and a 1.88 to 1 reverse split of ordinary shares. Further information is disclosed in note 28. 2 Adoption of New and Revised Standards (a) New and amended IFRS Accounting Standards that are effective for the current year The Group applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2024 (unless otherwise stated). The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Amendments to IFRS 16 Leases - Lease Liability in a Sale and Leaseback The amendments to IFRS 16 add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ such that the seller-lessee does not recognise a gain or loss that relates to the right-of-use retained by the seller-lessee, after the commencement date. The amendments do not affect the gain or loss recognised by the seller-lessee relating to the partial or full termination of a lease. Without these new requirements, a seller-lessee may have recognised a gain on the right-of-use it retains solely because of a remeasurement of the lease liability (for example, following a lease modification or change in the lease term) applying the general requirements in IFRS 16. This could have been particularly the case in a leaseback that includes variable lease payments that are not dependent on an index or rate. The amendments had no impact on the Group’s consolidated financial statements. Amendments to IAS 1 Presentation of Financial Statements - Classification of Liabilities as Current or Non-Current The amendments to IAS 1 published in January 2020 (effective for annual periods beginning on or after 1 January 2024) affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expense, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. Notes to the Consolidated Financial Statements For the Year Ended 31 December 2024 157

2 Adoption of New and Revised Standards continued The amendments had no material impact on the Group's consolidated financial statements. Amendments to IAS 1 Presentation of Financial Statements – Non-current Liabilities with Covenants The amendments to IAS 1 issued in October 2022 (effective for annual periods beginning on or after 1 January 2024) specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least 12 months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date (e.g. a covenant based on the entity’s financial position at the reporting date that is assessed for compliance only after the reporting date). The IASB also specifies that the right to defer settlement of a liability for at least 12 months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within 12 months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within 12 months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants. The amendments had no material impact on the Group's consolidated financial statements. Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures – Supplier Finance Arrangements The amendments add a disclosure objective to IAS 7 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, IFRS 7 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk. The amendments had no material impact on the Group's consolidated financial statements. (b) New and revised IFRS Accounting Standards in issue, but not yet effective At the date of authorisation of these financial statements, the Group has not applied the following new and revised IFRS Accounting Standards. Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates The amendments to IAS 21 sets out the requirements to help entities to assess exchangeability between two currencies, and to determine the spot exchange rate, when exchangeability is lacking. An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose. When a currency is not exchangeable into another currency, the spot exchange rate needs to be estimated. The objective in estimating the spot exchange rate at a measurement date is to determine the rate at which an orderly exchange transaction would take place at that date between market participants under prevailing economic conditions. The amendments are applicable for annual periods beginning on or after 1 January 2025 with earlier adoption permitted. These amendments are not expected to have a material impact on the Group's financial statements in future periods. Amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments: Classification and Measurement In May 2024, the IASB issued amendments to IFRS 7 and IFRS 9 which include: • A clarification on the derecognition requirements for financial assets and financial liabilities, including establishing a new accounting policy choice for derecognition of a financial liability when a payment is initiated by the reporting entity using an electronic payment system provided specific. • Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance and similar features should be assessed. • Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments. • The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 158

2 Adoption of New and Revised Standards continued The amendments are effective for annual periods beginning on or after 1 January 2026 with earlier adoption permitted. The Group is currently assessing the impact of these amendments. IFRS 18 Presentation and Disclosure in Financial Statements In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, is effective for annual periods beginning on or after 1 January 2027 with earlier adoption permitted. IFRS 18 will apply retrospectively. The application of IFRS 18 will have an impact on the Group’s consolidated financial statements in future periods. The assessment to identify all impacts the amendments will have on the consolidated financial statements is ongoing. IFRS 19 Subsidiaries without Public Accountability: Disclosures In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards. IFRS 19 will become effective for annual periods beginning on or after 1 January 2027 with earlier adoption permitted. As the Group’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19. 3 Material Accounting Policy Information The Group is required to disclose material accounting policy information. Accounting policy information is material if it can reasonably be expected to influence decisions that the primary users of financial statements make on the basis of those financial statements when considered together with other information included in the financial statements. The Group considers an accounting policy as material if the information relates to material transactions, other events or conditions or involves a high degree of uncertainty and has a material impact on the financial statements. (a) Basis of accounting The consolidated financial statements of the Group and the standalone financial statements of Marex Group plc have been prepared on a historical cost basis, except for the revaluation of certain assets and liabilities that are measured at fair value, as explained in the accounting policies below. The Company has taken the exemption in section 408(3) of the Companies Act 2006 not to present a standalone income statement, standalone statement of comprehensive income and related notes that form part of the Company financial statements. The principal accounting policies adopted are set out below. (b) Restatement The Group restated the consolidated statement of financial position as at 31 December 2023 due to the correction of errors. The details of the corrections are outlined in note 37. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 159

3 Material Accounting Policy Information continued (c) Basis of consolidation The consolidated financial statements include the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. Control is achieved when the Company: • has the power over the investee; • is exposed, or has rights, to variable return from its involvement with the investee; and • has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if the facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date the Company gains control until the date when the Company ceases to control the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation. (d) Current versus non-current classification The Group presents assets and liabilities in the statement of financial position based on current or non-current classification. An asset is current when it is: • expected to be realised or intended to be sold or consumed in the normal operating cycle; • held primarily for the purpose of trading; or • expected to be realised within 12 months after the reporting period. All other assets are classified as non-current. A liability is current when: • it is expected to be settled in the normal operating cycle; • it is held primarily for the purpose of trading; • it is due to be settled within 12 months after the reporting period; or • The Group does not have the right at the end of the reporting period to defer settlement of the liability for at least 12 months after the reporting period. The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification. The Group classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities. (e) Going concern The Directors have assessed the going concern assumptions during the preparation of the Group’s consolidated financial statements. The Group believes that no events or conditions, including those related to recent macro-economic events give rise to doubt about the ability of the Group to continue operating for a period of at least 12 months from the date the financial statements were approved and authorised for issuance. This conclusion is drawn based on the knowledge of the Group, and the estimated economic outlook and identified risks, which have been modelled to be included within several stress tests. The results of the stress tests highlighted that the Group has sufficient liquidity and capital to satisfy its regulatory requirements. The Group has sufficient cash and undrawn balances in its credit facilities. Therefore, the Group expects that it will be able to meet contractual and expected maturities and covenants. Consequently, it has been concluded that it is reasonable to continue to adopt the going concern basis of accounting in preparing these consolidated financial statements. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 160

3 Material Accounting Policy Information continued (f) Business combinations Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in the income statement as incurred and presented within other expenses. At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognised at their fair values at the acquisition date, except that, where relevant: • deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognised and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively; • liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and • assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets held for Sale and Discontinued Operations are measured in accordance with IFRS 5. Goodwill arises on business combinations and represents the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired. Where the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities of the acquired business is greater than the cost of acquisition, the excess is recognised immediately in the income statement as a bargain purchase gain. When the consideration transferred by the Group in a business combination includes contingent consideration, the contingent consideration is measured at its acquisition date fair value. Subsequent accounting for changes in the fair value of the contingent consideration depends on its classification. Contingent consideration that is classified as equity is not subsequently remeasured and its settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognised in the income statement. Goodwill has an indefinite useful economic life and is measured at cost less any accumulated impairment losses. It is tested for impairment annually and whenever there is an indicator of impairment. Where the carrying value exceeds the higher of the value in use or fair value less cost to sell, an impairment loss is recognised in the income statement. (g) Revenue recognition The Group’s Revenue consists of: Net commission and fee income Sales and brokerage commissions are generated by internal brokers and introducing broker dealers when customers trade exchange traded derivatives, over-the-counter ('OTC') traded derivatives, fixed income securities and equity securities. The Group is responsible for executing and clearing its customers’ purchases and sales and as such it acts as principal and commission income is recognised on a gross basis. Commissions charged to customers on exchange traded derivatives and over-the-counter traded derivatives are recognised at a point in time on the trade date when a client order is cleared or executed (i.e. when the performance obligation is satisfied). Commissions charged to customers on traded securities are sales-based commissions that are recognised at a point in time on the trade date. Sales based commissions are typically a fixed fee per security transaction and in certain instances, are based on a percentage of the transaction value. Commission charged to customers on clearing transactions recoup clearing fees and other fee expenses incurred. Clearing fees earned represent the recharge of transaction-based fees charged by the various exchanges and clearing organisations at which the Group or one of its clearing brokers is a member for the purpose of executing and/or clearing trades through them. Clearing fees incurred are generally passed through to clients’ accounts and are reported gross as the Group maintains control over the clearing and execution services provided, maintains relationships with the exchanges or clearing brokers, and has ultimate discretion in whether the fees incurred are passed through to the clients and the rates at which they are passed through. As clearing fees charged are transactional based, they are recognised at a point in time on the trade date along with the related commission income when the client order is cleared or executed. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 161

3 Material Accounting Policy Information continued (g) Revenue recognition continued In connection with the execution and clearing of trades, the Group is required to pay fees to the executing brokers, exchanges, clearing organisations and banks. These fees are based on transaction volumes and recognised as commission and fee expense on the trade date. The Group also pays commissions to third party introducing brokers (individuals or organisations) that maintain relationships with clients and introduce them to the Group. Introducing brokers accept orders from clients whilst the Group provides the accounts, transaction, margining and reporting services, including money and securities from clients. Introducing brokers' commissions are determined monthly and presented in commission and fee expense in the income statement and settled quarterly. Commission and fee expenses are generally passed through to clients' accounts. No other costs related to the generation of commission income are included within commission and fee expense. Net trading income Net trading income includes realised and unrealised gains and losses derived from transactions in OTC derivatives, exchange traded derivatives, equity instruments, stock borrowing and stock lending, reverse repurchase agreements, fixed income securities, and foreign exchange. These transactions are the result of trading activity, being managed at fair value. As such the resulting net trading income includes the gains and losses on transactions executed with clients and other counterparties, and where the Group enters into these transactions on its own account. Net trading income also includes fair value movements on the following financial liabilities designated at fair value through profit or loss: • Structured notes, are hybrid debt securities issued. Fair value movements, excluding those related to own credit risk and interest expense, are recorded in net trading income; • Repurchase agreements and stock loans, held as part of the Group's trading book, are managed at fair value. The fair value movements, including the realised gain or loss on settlement, and the interest derived from the activity is recorded within net trading income. In certain transactions, the transaction price of the financial instrument differs from the fair value calculated using valuation models. This difference is called day 1 profit or loss and is recognised immediately in the income statement in net trading income only when: • the fair value determined using valuation models is based only on observable inputs; • the fair value determined using valuation models is based on both observable and unobservable inputs but the impact of the unobservable inputs in the fair value is insignificant. In all other cases, the financial instrument is initially recognised at the transaction price and the recognition of day 1 profit or loss is deferred and amortised through the term of the deal or to the date when unobservable inputs become observable (if sooner) unless specific factors relevant to the trade require a specific recognition pattern. Net interest income Interest income includes the interest earned on the cash and financial instruments balances held on behalf of the Group's clients as well as the Group's own cash balances and the interest earned from investments in reverse repurchase agreements and US Treasuries which are undertaken on the Group’s own behalf instead of the facilitation of the Group’s market making and opportunistic trading activities. Interest income is calculated using the effective interest rate (‘EIR’) method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or the amortised cost of the financial liability. Interest expense includes interest paid to our clients on their balances and interest paid on debt securities issued and other drawn borrowings. Interest expense is calculated using the effective interest method. The interest expense component of the Group’s structured notes, designated at fair value through profit or loss is also presented in interest expense. This approach aligns with the way that the Group manages the issued debt securities, as it considers the structured notes to be a source of liquidity and funding and therefore the interest flows are crucial to understanding the interest rate sensitivity of the Group. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 162

3 Material Accounting Policy Information continued (g) Revenue recognition continued Net physical commodities income The Group enters into contracts to purchase physical commodities for the purpose of selling in the near future (90 days on average) to generate a profit from the fluctuations in prices. In accordance with IFRS 9, these contracts are recognised and measured at fair value, with the resulting fair value gains and losses included in net physical commodities income. Contracts to purchase and sell physical commodities are provisionally priced at the date that an initial invoice is issued. Provisionally priced contracts are contracts where the price of the contract is subject to adjustments resulting from these contracts being priced against a future quoted price after settlement of the underlying commodity. Provisionally priced payables and receivables are measured initially and subsequently at their fair value through profit and loss until settlement and are presented within trade payables in the trade and other payables and trade debtors in the trade and other receivables line item in the statement of financial position. (h) Tax The tax expense represents the sum of the tax currently payable and deferred tax. Current tax The current tax payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. A provision is recognised for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice. Deferred tax Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on tax laws and rates that have been enacted or substantively enacted at the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same tax authority and the Group intends to settle its current tax assets and liabilities on a net basis or to realise the asset and settle the liability simultaneously. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 163

3 Material Accounting Policy Information continued (h) Tax continued Current tax and deferred tax for the year Current and deferred tax are recognised in profit and loss, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognised in other comprehensive income or directly in equity respectively, with the exception of the coupon on AT1 securities in respect of which the coupon is charged to equity but the related tax relief is taken to the income statement tax expense. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination. In determining whether uncertain tax positions exist, the Group assesses whether it is probable that a tax authority will accept the uncertain tax treatment applied or proposed to be applied in its income tax filings. The Group assesses for each uncertain tax treatment whether it should be considered independently or whether some tax treatments should be considered together based on what the Group believes provides a better prediction of the resolution of the uncertainty. The Group measures tax uncertainties using its best estimate of likely outcomes for which it relies on estimates and assumptions and may involve judgements about future events. Corporate activity as well as day to day operations may give rise to tax uncertainties. The Group has determined, with the benefit of opinions from external tax advisors and legal counsel, where appropriate, that it has provided for all tax liabilities that are probable to arise from such activities. New information may become available that causes the Group to change its judgement regarding the adequacy of existing tax liabilities. Such changes could result in incremental tax liabilities which could have a material effect on cash flows, financial condition and results of operations. Where the final tax outcome of these matters is different from the amounts that were originally estimated such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. (i) Impairment of non-financial assets Impairment tests on goodwill and intangible assets with indefinite useful lives (such as brands) are undertaken annually and whenever there is an indicator of impairment. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The impairment test is carried out on the asset’s cash generating unit (i.e. the smallest group of assets in which the asset belongs for which management measures separately identifiable cash flows). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash generating units, or otherwise, they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation can be identified. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset for which the estimates of future cash flows have not been adjusted. Where the carrying value of an asset exceeds its recoverable amount an impairment loss is recognised in the income statement. An impairment loss in respect of goodwill is not reversed. For non-financial assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. (j) Financial instruments Initial recognition and measurement Financial assets and financial liabilities are recognised in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit and loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit and loss are recognised immediately in profit and loss. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 164

3 Material Accounting Policy Information continued (j) Financial instruments continued Financial assets All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the timeframe established by regulation or convention in the marketplace. All recognised financial assets are subsequently measured in their entirety at either amortised cost or fair value, depending on the classification of the financial assets. Financial assets that meet both of the following conditions and have not been designated as at fair value through profit or loss (‘FVTPL’) are measured at amortised cost: • the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and • the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets that meet both of the following conditions and have not been designated as at FVTPL are measured at fair value through other comprehensive income (‘FVTOCI’): • the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and • the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. All financial assets not classified as measured at amortised cost or FVTOCI as described above are measured at FVTPL. This includes all derivative financial assets. The Group may make the following irrevocable election and/or designation at initial recognition of a financial asset: • the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met; and • the Group may irrevocably designate a debt investment that meets the amortised cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. The following accounting policies apply to the subsequent measurement of financial assets. Amortised cost and effective interest rate method The effective interest rate method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. For financial instruments other than purchased or originated credit-impaired financial assets, the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the EIR method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. On the contrary, the gross carrying amount of a financial asset is the amortised cost of a financial asset before adjusting for any loss allowance. Interest income is recognised using the EIR method for debt instruments measured subsequently at amortised cost and at FVTOCI. For financial instruments other than purchased or originated credit-impaired financial assets, interest income is calculated by applying the EIR to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired interest income is recognised by applying the EIR to the amortised cost of the financial asset. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 165

3 Material Accounting Policy Information continued (j) Financial instruments continued Investments in debt instruments classified as amortised cost Debt instruments classified as amortised cost are subsequently measured using the EIR method and are subject to impairment. Gains and losses are recognised in the income statement when the asset is derecognised, modified or impaired. The Group’s financial assets held at amortised cost include US treasury and agency bonds (classified as Treasury Instruments on the statement of financial position) and trade receivables. Investments in equity designated as at FVTOCI On initial recognition, the Group made an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognised by an acquirer in a business combination to which IFRS 3 Business Combinations ("IFRS 3") applies. A financial asset is held for trading if: • it has been acquired principally for the purpose of selling it in the near term; or • on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has evidence of a recent actual pattern of short-term profit taking; or • it is a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument). Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs and are presented as investments in the statement of financial position. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognised in other comprehensive income and accumulated in the revaluation reserve. The cumulative gain or loss will not be reclassified to profit and loss on disposal of the equity investments; instead it will be transferred to retained earnings. The Group has designated all investments in equity instruments that are not held for trading as at FVTOCI on initial application of IFRS 9. Financial assets at FVTPL Financial assets that do not meet the criteria for being measured at amortised cost or FVTOCI are measured at FVTPL. Specifically: • investments in equity instruments are classified as at FVTPL, unless the Group designates an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at FVTOCI on initial recognition; and, • debt instruments that do not meet the amortised cost criteria are classified as FVTPL, such as the fixed income securities and reverse repurchase agreements which the Group holds to settle the trading and market making obligations of the Group. For financial assets that are measured at FVTPL, either through the business model test or designation, interest income is recorded as a part of the changes in the fair value of the asset, and including other components is recorded within net trading income. Investments in equity instruments remeasured at FVTPL include equity securities and derivative instruments which have equities as the underlier. Impairment of financial assets The Group recognises a loss allowance for expected credit losses ('ECL') on investments in debt instruments that are measured at amortised cost or at FVTOCI. No impairment loss is recognised for investments in equity instruments. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. The Group always recognises lifetime ECL for trade receivables. ECL are a probability-weighted estimate of credit losses based on both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and forward-looking expectation. For all other financial instruments, the Group recognises lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition instead of on evidence of a financial asset being credit-impaired at the reporting date or an actual default occurring. Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that is possible within 12 months after the reporting date. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 166

3 Material Accounting Policy Information continued (j) Financial instruments continued Measurement and recognition of expected credit losses At the reporting date, an allowance is required for the 12-month (Stage 1) ECL. If the credit risk has significantly increased since initial recognition (Stage 2), or if the financial instrument is credit-impaired (Stage 3), an allowance (or provision) is recognised for the lifetime ECL. The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as indicated above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date, less any collateral held. For financial assets, the ECL is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate. The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics. Where lifetime ECL is measured on a collective basis to cater for cases where evidence of significant increases in credit risk at the individual instrument level may not yet be available, the financial instruments are grouped on the following basis: • nature of financial instruments; and • external credit ratings where available. If the Group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measures the loss allowance at an amount equal to 12-month ECL at the current reporting date. The Group recognises an impairment gain or loss in profit and loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognised in other comprehensive income and accumulated in the revaluation reserve, and does not reduce the carrying amount in the statement of financial position. Simplified approach The Group adopts a simplified approach for trade receivables whereby allowances are always equal to lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to historical credit losses experience adjusted for current and expected future economic conditions. When a trade receivable balance is more than 180 days past due, the Group further performs a qualitative review of the debtor analysing factors such as the debtor’s current financial position, past due days, cash collection history and internal credit ratings to determine whether the Group has reasonable and supportable information to apply a higher credit loss rate adjusted by forward-looking information. Significant increases in credit risk In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition: • an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating; and • significant deterioration in external market indicators of credit risk for a particular financial instrument. The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk, based on all of the following: (i) the financial instrument has a low risk of default in accordance with either internal or external credit ratings; (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term; and (iii) adverse changes in economic and business conditions in the long term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that each criterion is capable of identifying a significant increase in credit risk before the amount becomes past due. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 167

3 Material Accounting Policy Information continued (j) Financial instruments continued Definition of default The Group considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that receivables and other assets that meet either of the following criteria are generally not recoverable: • when there is a breach of financial covenants by the counterparty; or • information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collateral held by the Group) or partially. Credit-impaired financial assets A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events: • significant financial difficulty of the issuer or the borrower; • a breach of contract, such as default or past due event; • it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation; or • the disappearance of an active market for that financial asset because of financial difficulties. Write-off policy The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no reasonable expectation of recovery, e.g. when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to collection activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognised in profit and loss. Presentation of impairment The Group recognises an impairment gain or loss in profit and loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognised in other comprehensive income and accumulated in the revaluation reserve, and does not reduce the carrying amount of the financial asset in the statement of financial position. Provision for credit losses related to trade and other receivables, including settlement balances and deposits paid for securities borrowed are presented on the face of the income statement. Derecognition of financial assets The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received. On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in the income statement. In addition, on derecognition of an investment in a debt instrument classified as at FVTOCI, the cumulative gain or loss previously accumulated in the revaluation reserve is reclassified to the income statement. In contrast, on derecognition of an investment in equity instrument which the Group has elected on initial recognition to measure at FVTOCI, the cumulative gain or loss previously accumulated in the revaluation reserve is not reclassified to the income statement but is transferred to retained earnings. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 168

3 Material Accounting Policy Information continued (j) Financial instruments continued Financial liabilities All financial liabilities are measured subsequently at amortised cost using the effective interest rate method or at FVTPL. Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies and financial guarantee contracts issued by the Group, are measured in accordance with the specific accounting policies set out below. Financial liabilities at FVTPL Financial liabilities are classified as at FVTPL when the financial liability is (i) contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies, (ii) held for trading or (iii) designated as at FVTPL. A financial liability is classified as held for trading if: • it has been acquired principally for the purpose of repurchasing it in the near term; or • on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or • it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument. A financial liability other than a financial liability held for trading or contingent consideration of an acquirer in a business combination may be designated as at FVTPL upon initial recognition if: • such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or • the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or • it forms part of a contract containing one or more embedded derivatives, and IFRS 9 permits the entire combined contract to be designated at FVTPL. Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognised in the income statement to the extent that they are not part of a designated hedging relationship. The interest expense on structured notes designated at FVTPL is recognised in interest expense based on the implied variable market interest rate. The fair value associated with the remaining underlying risk is recognised in net trading income. In respect of financial liabilities that are designated as at FVTPL (i.e. structured notes issued, repurchase agreements and stock lending), the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognised in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in the income statement. The remaining amount of change in the fair value of the liability is recognised in the income statement. Changes in the fair value attributable to a financial liability’s credit risk that are recognised in other comprehensive income are not subsequently reclassified to the income statement. Instead, they are transferred to retained earnings upon derecognition of the financial liability. Financial liabilities measured at amortised cost Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated at FVTPL, are measured subsequently at amortised cost using the effective interest rate method. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 169

3 Material Accounting Policy Information continued (j) Financial instruments continued Derecognition of financial liabilities A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in the income statement. When the Group exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between: (i) the carrying amount of the liability before the modification; and (ii) the present value of the cash flows after modification should be recognised in the income statement as the modification gain or loss. Offsetting of financial assets and liabilities Financial assets and liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention and ability to settle on a net basis, or to realise the assets and liabilities simultaneously. The financial assets and liabilities which met the requirements for offsetting have been presented in note 32(d). Derivative instruments The Group uses derivative financial instruments, such as forward currency contracts, OTC precious and base metal contracts, agriculture contracts, energy contracts and equities. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. This includes embedded derivatives in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category. The Group utilises the services of a prime broker to enter into derivative contracts that are used to hedge its structured notes issuance business. The agreement provides for net settlement of daily margin calls and in addition, should there be a default event, this would also be settled on a net basis. On this basis the Group has determined that the balance representing cash held at the prime broker and various derivative instruments should be shown within ‘Derivative Assets’ in the statement of financial position. Issued debt and equity instruments The Group applies IAS 32 Financial Instruments: Presentation to determine whether an instrument is either a financial liability (debt) or equity. Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Group having an unconditional obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument. If this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised (other than for AT1 securities) when approved for payment by the Board of Directors and treated as a deduction from equity. Distributions paid to holders of AT1 securities are shown as dividends and are treated as a deduction from equity. Debt securities are the Group's issued debt instruments which are comprised of hybrid financial instruments and vanilla debt instrument. Structured notes issued are hybrid financial instruments and are composed of debt components and embedded derivatives and are designated as FVTPL. Changes in fair value are recognised within net trading income except for changes related to the Group’s own credit risk which are recognised in other comprehensive income and interest related to the hybrid debt securities is presented within interest expense. Vanilla debt instruments are presented within debt securities in line with their maturity profile and have no other embedded or linked instruments. The Group presents the hedged interest expense related to vanilla debt instruments through interest expense. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 170

3 Material Accounting Policy Information continued (k) Inventories The Group applies the broker-dealer exemption to its inventories stated in paragraph 3 of IAS 2, Inventories. The Group has physical holdings of commodities held for trading purposes. These are measured at fair value less costs to sell and relate to the recycled metals trading division. The cost of such inventories including the changes in their fair value is recognised within "Net physical commodities income" in the Consolidated Income Statement. The Group holds cryptocurrencies, both for its own account in order to generate a return, and to complement its cryptocurrency client offerings. The Group does not act as a custodian for crypto and, other than in limited circumstances, does not allow clients to provide crypto as security for client activity. The Group holds these cryptocurrencies in either a hot wallet at Fireblocks (kept online) or in cold storage at a crypto custodian (kept offline). The Group classifies cryptocurrency holdings as inventories on the statement of financial position measured at fair value less costs to sell. The Group has holdings of carbon emission certificates held for trading purposes. These are held at fair value less costs to sell. The cost of such inventories including the changes in their fair value is recognised within "Net trading income' in the Consolidated income statement. (l) Physical commodity contracts The Group trades in physical commodity contracts for the purposes of trading. As such, these contracts meet the definition of a derivative financial instrument and therefore where outstanding at year end are recorded at fair value on the statement of financial position with changes in fair value reflected within net physical commodities income. (m) Hedge accounting Cash flow hedges The Group designates certain derivatives as hedging instruments in respect of the foreign currency risk exposure that arises from firm commitments and the interest rate exposure resulting from customer balances being placed on deposit in interest bearings accounts over the short term. These hedge relationships are accounted for as cash flow hedges. At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and at each reporting date or on a significant change in circumstances, the Group documents whether the hedging instrument is highly effective in offsetting changes in the cash flows of the hedged item. The effective portion of changes in the fair value of foreign currency forward contracts and interest rate swaps that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated in the cash flow hedge reserve. The gain or loss relating to the ineffective portion, if any, would be recognised immediately in profit or loss. Amounts previously recognised in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognised in profit or loss, in the same line of the income statement as the recognised hedged item. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognised in other comprehensive income at that time is accumulated in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in profit or loss. Fair value hedges The Group designates certain derivatives as hedging instruments in respect of the fair value of the fixed rate issuance of debt, in particular the EMTN and Senior Note issuances. The changes in the fair value of a hedging instrument is recognised in the statement of profit or loss as interest expense. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognised in the income statement as interest expense. For fair value hedges relating to items carried at amortised cost, any adjustments to carrying value are amortised through the interest expense over the remaining term of the hedge using the EIR method. The EIR amortisation may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognised, the unamortised fair value is recognised immediately as interest expense in the profit and loss. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 171

3 Material Accounting Policy Information continued (n) Reverse repurchase agreements, repurchase agreements, stock borrowing and stock lending Fair value through profit or loss The Group purchases debt securities under agreements to resell (a reverse repurchase agreement – ‘reverse repo’), debt securities sold under agreements to repurchase (a repurchase agreement - ‘repo’), stock borrowing transactions, and stock lending transactions to meet counterparty needs under matched book principal strategies managed at fair value, to facilitate market making and trading activities. It is the Group’s policy to receive or pledge cash or securities (non-cash collateral) to collateralise such agreements and transactions in accordance with contractual arrangements. The Group monitors the fair value of its collateral daily, requiring counterparties to deposit additional collateral or return collateral pledged. Reverse repo and stock borrowing transactions are managed within a trading model and as a result they are measured at fair value through profit or loss. Repo and stock lending transactions have been designated as financial liabilities at fair value through profit and loss during 2024 to reflect the fact that both assets and liabilities are managed together and therefore better reflects the economic reality, and avoids a valuation mismatch. The Group records the income statement impact of these reverse repo, repo, stock borrowing and stock lending activities (collectively referred to as the securities financing business) as net trading income owing to the nature of the activity undertaken. The desks and the underlying securities are managed on a fair value basis, with spreads being earned dependent upon the underlying collateral, representing the net results of the securities financing business. Net trading income includes the realised transactional purchases and sales as well as any residual interest income and expense arising from these structures. Any non-cash collateral received is not included on the balance sheet as the Group does not acquire the risk and rewards of ownership, however they are recorded off-balance sheet as collateral received. Cash consideration paid (or cash collateral provided) is accounted for as a loan asset at amortised cost unless it is mandatorily classified as fair value through profit or loss. Whereas the securities and stock are retained on the balance sheet as the Group retains substantially all the risk and rewards of ownership and these securities and stock are disclosed as pledged collateral. Cash consideration received (or cash collateral received) is accounted for as a financial liability at amortised cost unless it is irrevocably designated at fair value through profit or loss at initial recognition. Amortised cost The Group also enters into reverse repo, repo, stock borrowing and stock lending transactions for its own purposes such as investment of excess cash or raising funding (also referred to as ‘for needs’ funding). • Investment of excess cash to generate a return - The business model is different to the market making activity above, and therefore the management of the Group’s excess cash are accounted for under the held to collect business model as financial assets at amortised cost with the income being recorded through interest income. • ‘for needs’ funding - This funding activity is separate and distinct from the market making activity referred to above. The resulting financial liabilities are measured at amortised cost with the expense being recorded through interest expense. The treatment of the non-cash collateral received or pledged remains the same regardless of the business model. (o) Cash and cash equivalents The Group considers cash held at banks and all highly liquid investments not held for trading purposes, with original or acquired maturities of 90 days or less, including certificates of deposit, to be cash and cash equivalents. Cash and cash equivalents not deposited with or pledged to broker-dealers, clearing organisations, counterparties or segregated under federal or other regulations is recognised on the statement of financial position. Pursuant to the requirements of the Commodity Exchange Act and Commission Regulation 30.7 of the U.S. Commodity Futures Trading Commission (‘CFTC’) in the U.S. the Markets in Financial Instruments Implementing Directive 2006/73/EC underpinning the Client Asset (‘CASS’) rules in the Financial Conduct Authority (‘FCA’) handbook in the U.K. and the Securities & Futures Act in Singapore, funds deposited by clients relating to futures and options on futures contracts in regulated commodities must be carried in separate accounts, which are designated as segregated or secured client accounts (which are off-balance sheet). Additionally, in accordance with rule 15c3-3 of the Securities Exchange Act of 1934, the Group maintains separate accounts for the exclusive benefit of securities clients and proprietary accounts of broker dealers. Rule 15c3-3 requires the Group to maintain special reserve bank accounts for the exclusive benefit of securities clients and the proprietary accounts of broker dealers. The deposits in segregated client accounts and the special reserve bank accounts are not commingled with Group funds. Under the FCA's rules certain categories of clients may choose to opt-out of segregation. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 172

3 Material Accounting Policy Information continued (p) Share-based payments The Group operates various share-based compensation schemes. Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in note 36. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight line basis over the vesting period, based on the Group's estimate of the number of equity instruments that will eventually vest. The expense is recognised in compensation and benefits, together with a corresponding increase in equity. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market- based vesting conditions. The impact of the revision on the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves. For cash-settled share-based payments, a liability is recognised for the goods or services acquired, measured initially at the fair value of the liability. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognised in the income statement for the year. (q) Leases The Group assesses whether a contract is or contains a lease at inception of the contract. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group as lessee The Group applies a single recognition and measurement approach for all leases. The Group does not apply the practical expedient in IFRS 16 for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. Right-of-use assets The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are subsequently measured at cost less accumulated depreciation where the depreciation is calculated on a straight-line basis. The right-of-use assets are presented as a separate line in the consolidated statement of financial position. The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property, software and equipment’ policy. Lease liabilities At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (less any lease incentives receivable), variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset. The lease liabilities are presented as a separate line in the consolidated statement of financial position. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 173

3 Material Accounting Policy Information continued (r) Trade and other receivables Trade debtors Trade debtors are financial assets, consisting of two types. The first are financial assets measured at amortised cost such as invoiced commissions and amounts receivable for securities sold but not yet delivered by the Group. The second type are transactions which qualify as financial assets measured at fair value through profit or loss, such as the provisionally priced invoices on physical commodity sales and the Group’s trade facilitation invoices which the Group has funded. Amounts due from exchanges, clearing houses and other counterparties Amounts due from exchanges, clearing houses and other counterparties includes cash deposits to meet margin requirements. The margin requirements comprise of both initial and daily variation margin to secure futures, options and over-the-counter products pertaining to the Group’s membership of the exchanges and the legal agreements with the clearing houses and other counterparties. Where the deposit of cash constitutes settlement, the amounts receivable from the exchanges, clearing houses and other counterparties constitute cash receivable. There are exchanges where the deposit of cash does not constitute the settlement of the outstanding position, and when this is the case and where applicable the balance against these exchanges, clearing houses and other counterparties are reported net reflecting the initial margin and cash collateral being offset against the unrealised transactions. Amounts receivable from clients Receivables from clients include the total net deficits related to client activity in exchange-traded futures, options and OTC derivative trading accounts. Client deficits arise from realised and unrealised trading losses as well as any margin transactions. Client deficit accounts are reported gross of client accounts that contain net credit or positive balances, except where a right of offset exists, or where the agreement with the client is operated under a title transfer collateral agreement (TTCA). Where clients operate under TTCA agreements, this represents a single legal agreement, and in particular where these clients are provided clearing services by the Group, each client is accounted for as a single unit of account. Regardless of whether the amounts receivable from clients is a single unit of account or whether they represent part of a gross position, the income from clients is mainly reported through commission income with interest being earned on client deficits and interest being paid to clients on excess cash on deposit. Where clients are accounted for as a single unit of account, the net interest income or expense from the excess cash placed with the Group or owing to the Group from any margin financing will be recorded net within interest income or interest expense Default funds and deposits Default funds and deposits balances with exchanges represent credit risk protection for the members of exchange, whereby a certain amount of cash is placed on deposit representing the members’ activities and the volatility in the prices of the exchange- traded commodities. These cash deposits are measured at amortised cost. Loans receivable Loans receivable mainly constitute loans made to counterparties outside of the Group such as clients and other counterparties. These loans are measured initially at fair value and are subsequently accounted for at amortised cost. The interest income from these loan assets is recorded within interest income and calculated and recognised on an effective interest rate method. Other debtors Other debtors mainly consist of interest receivable from banks on cash deposits which is accrued for in line with payment expectations on average balances and using agreed upon rates. Additionally other debtors include sign-on bonuses which are amortised over the contractual period. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 174

3 Material Accounting Policy Information continued (s) Trade and other payables Trade payables Trade payables are financial liabilities comprised of two types. The first are financial liabilities measured at amortised cost such as amounts payable for securities delivered but not yet paid. The second type are transactions which qualify as financial liabilities measured at fair value through profit or loss, such as provisionally priced invoices on physical commodity contracts. Amount due to exchanges, clearing houses and other counterparties Amounts due to exchanges, clearing houses and other counterparties include cash amounts payable to exchanges where the Group is required to meet margin requirements, either initial or daily variation margin. These margin requirements are there to secure futures, options and other over-the-counter products, including forwards. These amounts represent financial liabilities that are recorded at amortised cost. Amounts payable to clients The Group’s relationships with its clients are governed by the legal agreements that are signed between the parties. The amounts due to other counterparties specifically addresses the cash received from clients for Clearing and Prime Brokerage activity under these legal agreements. The legal agreements underpin the various different components of a balance with the client; ranging from cash, to realised and unrealised gains or losses on futures and options, to margin financing. As they are governed by a single legal agreement, they will be accounted for as a single unit of account. As financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated at FVTPL, the single unit of account is initially recorded at fair value but then remeasured at amortised cost. The one exception being the amounts due to clients which relate to the settlement of contracts at the London Metal Exchange (‘LME’), where the Group is subject to the settlement and margining requirements of LME Clear. Where clients are requesting to clear LME forward contracts, these contracts do not settle until the prompt date and cannot be said to settle daily. Any outstanding LME forwards cleared by the Group will be treated as an amount due to clients constituting a hybrid instrument which comprises of cash for initial margin, cash collateral and the outstanding forward which will settle in the future. As a hybrid instrument, the entire instrument will be categorised as a financial liability held at FVTPL. Amounts payable to clients include the total of excess pertaining to client activity in exchange traded futures, options and OTC derivative trading accounts. Client excesses arise from realised and unrealised trading losses as well as any margin transactions. Client excess accounts are reported gross of client accounts that contain net debit or negative balances, except where a right of offset exists, or where the agreement with the client is operated under a title transfer collateral agreement (TTCA). Clients which operate under TTCA agreements represent a single legal agreement, and in particular where these clients are provided clearing services by the Group, each client is accounted for as a single unit of account, within amounts receivable from clients measured at amortised cost, except as above when the client activity relates to outstanding LME forwards. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 175

4 Critical accounting judgements and key sources of estimation uncertainty In the application of the Group’s accounting policies, the Directors are required to make judgements, estimates and assumptions that affect the reported carrying amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant and reasonable under the circumstances. Estimates and assumptions are reviewed on an ongoing basis and revisions to accounting estimates are recognised in the period an estimate is revised. The following critical accounting judgement has been applied in the preparation of these financial statements: Accounting for Growth Shares The Group issued Growth Shares and Growth Share Options under previous share-based payment awards which vest or become exercisable on the occurrence of a liquidity event which was satisfied by the IPO. The terms of the awards permitted the holders to elect for cash or equity settlement, though in the absence of an election, the default settlement was through the issuance of non-voting ordinary shares. In accordance with IFRS 2 Share-Based Payments, these awards were considered to be compound instruments since the choice of settlement method resided with the holder. Consequently, at the point of settlement the Group remeasured the liability arising from the cash settlement option to its fair value. As the awards were all settled in equity, the fair value of the liability was transferred directly to equity, as the consideration for the equity instruments issued. The Group recorded the fair value of the cash settlement option liability related to these instruments immediately prior to the IPO at $2.3m. Consequently, in line with the subsequent settlement of the liability being through the issuance of non-voting ordinary shares, the liability was transferred to reserves immediately following the settlement post IPO through reserves. Key sources of estimation uncertainty are as follows: Valuation of the cash settlement option on the Growth Shares and Growth Share Options The Group recorded the fair value of the cash settlement option liability related to the Growth Shares and Growth Share Options of $2.3m. This fair value was calculated in line with the terms of the award which provided the potential for the award to be settled in cash, but which is simultaneously restricted to the amount of cash that Marex Group plc could provide for settlement of the obligation in any given year based upon its standalone profitability. As Marex Group plc activity only consists of holding shares of its subsidiaries, it does not have regular income flows. Consequently its profitability is subject to management actions. The probability and impact of management actions that could have been reasonably contemplated, the Group’s growth rate driving potential internal and external dividend requirements and the discount rate applied to the cash flows were considered and creates estimation uncertainty. The estimation uncertainty creates a valuation range for the liability between $31.5m and $0.8m, representing the available management actions to take to reduce the cash outflows of any potential cash settlement option. The highest end of the range is where no management actions are taken and therefore the least likely. The $2.3m liability reflects the likelihood of the management actions being taken and the fact that all the Growth Shares and Growth Share options were settled in equity. Impairment of goodwill Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating unit to which the goodwill has been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires the Group to estimate both the future revenue from the cash generating unit and a suitable discount rate in order to calculate the present value. A number of factors, many of which the Group has no ability to control, could cause actual results to differ from the estimates and assumptions employed. These factors include: • a prolonged global or regional economic downturn; • a significant decrease in the demand for the Group’s services; • a significant adverse change in legal factors or in the business climate; • an adverse action or assessment by a regulator; and • successful efforts by our competitors to gain market share in our markets. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 176

4 Critical accounting judgements and key sources of estimation uncertainty continued Impairment of goodwill continued Where the actual future revenues are less than expected, or changes in facts and circumstances which result in a downward revision of future cash flows or an upward revision of the discount rate, a material impairment loss or a further impairment loss may arise. The key sources of estimation uncertainty in the assessment of goodwill impairment are the assumptions around the discount rates, revenue and cost growth rates as well as terminal growth rates. The value in use calculation uses the cash flows inferred from budgets or achieved during the period and applies the assumptions above to create a discounted cash flow model. The cash flows do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used as well as the growth rates both growth and terminal. These estimates are most relevant to the testing of goodwill for impairment. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in note 12. Impairment of acquired intangible assets An impairment exists when an asset's carrying value exceeds its recoverable amount. The recoverable amount is determined as the higher of fair value less costs of disposal and value in use. A portion of the premium paid for acquiring Cowen's Prime Services and Outsourced Trading business represented the customer lists of the acquired businesses. The fair value less costs of disposal was calculated in line with the purchase price allocation exercise conducted by valuations experts, while the Group separately computed the value in use. The cash flow projections were based on actual revenues and costs incurred in 2024, applying the growth factors consistent with the impairment model. Neither the value in use nor the fair value less costs of disposal models incorporated a terminal growth rate. Instead, both models projected revenues over the useful life of the assets. The useful lives of the intangible assets were determined at acquisition based on historical customer attrition rates. Key sources of estimation uncertainty used to determine the recoverable amount include the revenue and cost growth rates, the discount rate applied and customer attrition rate assumptions. The key assumptions used to determine the recoverable amount of the customer relationships, including a sensitivity analysis, are disclosed and further explained in note 13. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 177

5 Segmental Analysis Revenues within the scope of IFRS 15 of $772.1m (2023: $631.9m) are included within commission and fee income in the income statement. In addition, the net proceeds from a commitment to simultaneously buy and sell financial instruments with counterparties on matched principal basis, which are not in the scope of IFRS 15 are also recorded within commissions and fee income. Revenues that are not within the scope of IFRS 15 are presented within net trading income, net interest income and net physical commodities income in the income statement. The below disaggregation shows the revenue by each of the five operating segments. The substantial majority of the Group's performance obligations for revenues from contracts with clients are satisfied at a point in time. Revenue recognised over time is not material. Operating segment information is presented in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (‘CODM’). The CODM, who is responsible for allocating resources and assessing performance, has been identified as the Group’s Executive Committee. The CODM regularly reviews the Group’s operating results in order to assess performance and to allocate resources. The accounting policies of the operating segments are the same as the Group’s accounting policies. Adjusted Profit Before Tax (previously labelled as 'Adjusted operating profit/(loss)') is the segmental performance measure and excludes income and expenses that are not considered directly related to the performance of our segments as detailed in the reconciliation below. For management purposes, the Group is organised into the following operating segments, based on the services provided, as follows: • Clearing – the interface between exchanges and clients. The Group provides the connectivity that allows its clients access to exchanges and central clearing houses. As clearing members, the Group acts as principal on behalf of its clients and generates revenue on a commission per trade basis. The Group provides clearing services across four principal markets: metals, agricultural products, energy and financial securities markets across different geographies. • Agency and Execution – The Group matches buyers and sellers on an agency basis by facilitating price discovery primarily across energy and financial securities markets. The Agency and Execution segment primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of the Group’s markets are traded on an OTC basis. • Market Making – The Group acts as principal to provide direct market pricing to professional and wholesale counterparties, primarily within the metals, agriculture, energy and financial securities markets. The Market Making segment primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. The Market Making operations are diversified across geographies and asset classes. • Hedging and Investment Solutions – The Group offers bespoke hedging and investment solutions to its clients and generates revenue through a return built into the product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons. • The Corporate segment includes the Group’s control and support functions: finance, treasury, IT, risk, compliance, legal, human resources and executive management to support the operating segments. Corporate manages the resources of the Group, makes investment decisions and provides operational support to the business segments. Corporate manages the Group’s funding requirements, interest expense is incurred through debt securities issuance, which is recharged to other segments thorough inter-segmental funding allocations to reflect their consumption of these resources. Interest Income is generated on cash balances. The adjusted loss before tax includes the expenses related to costs of the functions that are not recovered from the operating segments and corporate costs. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 178

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

5 Segmental Analysis continued

Segment information for the year ended 31 December 2024:

	Clearing $m	Agency and Execution $m	Market Making $m	Hedging and Investment Solutions $m	Corporate $m	Total $m
Commission and fee income	950.8	652.5	14.8	—	—	1,618.1
Commission and fee expense	(687.8)	(55.4)	(18.8)	—	—	(762.0)
Net commission income/(expense)	**263.0**	**597.1**	**(4.0)**	**—**	**—**	**856.1**
Net trading income	**5.2**	**61.3**	**215.6**	**210.3**	**—**	**492.4**
Interest income/(expense)	317.8	39.2	—	—	(129.9)	227.1
Inter-segmental funding allocations[1]	(119.7)	(4.6)	(20.7)	(48.8)	193.8	—
Net interest income/(expense)	**198.1**	**34.6**	**(20.7)**	**(48.8)**	**63.9**	**227.1**
Net physical commodities income	**—**	**2.2**	**16.9**	**—**	**—**	**19.1**
Revenue	**466.3**	**695.2**	**207.8**	**161.5**	**63.9**	**1,594.7**
Adjusted profit/(loss) before tax	**247.3**	**107.9**	**65.6**	**42.0**	**(141.7)**	**321.1**
Other segment information						
Depreciation and amortisation	(0.4)	(0.8)	(0.4)	(0.7)	(27.2)	(29.5)
Compensation and benefits	(118.4)	(449.5)	(89.7)	(70.2)	(243.3)	(971.1)

1. The Inter-segmental funding allocation represents the interest costs borne by the Group, excluding interest earned centrally on house cash balances, which is subsequently recharged to the business segments. The recharge is based on the funding requirements of each business.

Segment information for the year ended 31 December 2023:

	Clearing $m	Agency and Execution $m	Market Making $m	Hedging and Investment Solutions $m	Corporate $m	Total $m
Commission and fee income	825.1	506.8	10.5	—	—	1,342.4
Commission and fee expense	(588.9)	(33.4)	(15.2)	—	—	(637.5)
Net commission income/(expense)	236.2	473.4	(4.7)	—	—	704.9
Net trading income/(expense)	1.2	62.1	182.8	165.7	(0.4)	411.4
Interest income/(expense)	232.9	8.7	(3.9)	—	(116.1)	121.6
Inter-segmental funding allocations[1]	(96.7)	(2.7)	(27.0)	(37.6)	164.0	—
Net interest income/(expense)	136.2	6.0	(30.9)	(37.6)	47.9	121.6
Net physical commodities income	—	—	6.7	—	—	6.7
Revenue	373.6	541.5	153.9	128.1	47.5	1,244.6
Adjusted profit/(loss) before tax	185.0	71.9	33.3	33.8	(94.0)	230.0
Other segment information						
Depreciation and amortisation	(0.3)	(0.8)	(0.3)	(0.3)	(25.4)	(27.1)
Compensation and benefits	(88.2)	(368.1)	(72.7)	(51.0)	(190.3)	(770.3)

1. The Inter-segmental funding allocation represents the interest costs borne by the Group, excluding interest earned centrally on house cash balances, which is subsequently recharged to the business segments. The recharge is based on the funding requirements of each business.

Clearing provides connectivity between clients, exchanges and clearing houses across four principal markets: metals, agriculture, energy and financial products.

Agency and Execution provides services primarily across two core markets: energy and financial securities. Revenue for 2024 can be split as follows: energy $286.3m (2023: $219.8m) and financial securities $407.2m (2023: $319.8m).

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

5 Segmental Analysis continued

Market Making operates within four principal markets: metals, agriculture, energy and financial securities. Revenue for 2024 can be split as follows: metals $105.9m (2023: $69.3m), agriculture $33.8m (2023: $27.5m), energy $32.5m (2023: $31.6m) and financial securities $35.6m (2023: $25.5m).

Hedging and Investment Solutions provides high quality bespoke hedging and investment solutions across two core markets: hedging solutions and financial products. Revenue for 2024 can be split as follows: hedging solutions $69.2m (2023: $62.0m,) and financial products $92.3m (2023: $66.1m).

Corporate net interest income is derived through earning interest on house cash balances placed at banks and exchanges, Revenue for 2024 is $63.9m (2023: $47.5m).

Contract assets

There were no assets that met the definition of a contract asset as at 31 December 2024 (2023: $nil)

Reconciliation of total segments Adjusted Profit Before Tax to the Group's profit before tax per the income statement:

	2024 $m	2023 $m
Total segments adjusted profit before tax	**321.1**	230.0
Goodwill impairment charge[1]	**—**	(10.7)
Bargain purchase gains[2]	**—**	0.3
Acquisition costs[3]	**—**	(1.8)
Amortisation of acquired brands and customer lists[4]	**(5.5)**	(2.1)
Activities relating to shareholders[5]	**(2.4)**	(3.1)
Employer tax on vesting of the growth shares[6]	**(2.2)**	—
Owner fees[7]	**(2.4)**	(6.0)
IPO preparation costs[8]	**(8.6)**	(10.1)
Fair value of the cash settlement option on the growth shares[9]	**(2.3)**	—
Public offering of ordinary shares[10]	**(1.9)**	—
Profit before tax	**295.8**	196.5

1. Goodwill impairment charge in 2023 relates to the impairment recognised for goodwill relating to the Volatility Performance Fund S.A. CGU ('VPF') largely due to declining projected revenue.
2. A bargain purchase gain was recognised as a result of the ED&F Man Capital Markets division acquisition.
3. Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of ED&F Man Capital Markets business, the OTCex group and Cowen's Prime Services and Outsourced Trading business.
4. This represents the amortisation charge for the period of acquired brands and customers lists.
5. Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
6. Employer tax on vesting of the growth shares represents the Group's tax charge arising from the vesting of the growth shares.
7. Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our EBITDA in each year, presented in the income statement within other expenses.
8. IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
9. Fair value of the cash settlement option on the growth shares represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to settle the awards in ordinary shares, the liability was derecognised.
10. Costs relating to the public offerings of ordinary shares by certain selling shareholders.

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5 Segmental Analysis continued The Group’s Revenue and total assets by geography are as follows. In presenting geographical information, revenue is based on the geographic location of the legal entity where the customers' revenue is recorded. Non-current assets are based on the geographic location of the legal entity where the assets are recorded. Revenue Total Assets1 2024 2023 2024 2023 $m $m $m $m United Kingdom 710.8 607.2 6,094.7 3,825.0 United States 581.7 422.0 17,322.9 13,312.5 Rest of the world 302.2 215.4 894.9 474.1 Total 1,594.7 1,244.6 24,312.5 17,611.6 1. Non-current assets included in Group assets as at 31 December 2024 amounted to $337.7m (2023: $293.0m), being $259.6m in the United Kingdom (2023: $234.7m), $61.7m in the United States (2023: $46.3m) and $16.4m in the rest of the world (2023: $12.0m. The balances in Rest of the world mainly consist of those from countries in Europe and the Asia Pacific region, none of which are individually material for separate disclosure. Non-current assets for this purpose consist of goodwill, intangible assets, property, plant and equipment, right-of-use assets and investments. 6 Auditor's Remuneration The analysis of the auditor’s remuneration is as follows: 2024 2023 $m $m Fees payable to the auditor of the Group and their associates for the audit of the annual accounts Audit of the Group’s annual accounts 4.2 1.6 Audit of the Company’s subsidiaries 5.9 5.4 udit of the Group’s financial statements for the three years 2023, 2022 and 2021 under PCAOB standards for inclusion in an SEC registration 0.8 3.7 Total audit fees payable to the Group’s auditor and their associates 10.9 10.7 Fees payable to other auditors for the audit of the Group's annual accounts — — Fees payable to other auditors for the audit of subsidiaries’ financial statements — 0.7 Total audit fees 10.9 11.4 2024 2023 $m $m Fees payable to the auditors of the Group and their associates for other services comprise: Audit-related assurance services 1.0 0.2 Other services 1.1 — Total non-audit fee 2.1 0.2 Audit fees for the Company for the year ended 31 December 2024 and the prior year were paid by another group undertaking. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 181

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

7 Interest income and expense

	2024			2023 (Restated[1])		
	Amortised Cost $m	FVTPL $m	Total $m	Amortised Cost $m	FVTPL $m	Total $m
Interest Income						
Financial institutions[2]	**309.0**	**—**	**309.0**	261.0	—	261.0
Exchanges[3]	**156.1**	**27.6**	**183.7**	108.1	21.7	129.8
Securities[4]	**220.0**	**—**	**220.0**	179.7	—	179.7
Clients[5]	**52.0**	**0.5**	**52.5**	21.3	—	21.3
	737.1	**28.1**	**765.2**	570.1	21.7	591.8
Interest expense						
Clients[6]	**(256.8)**	**(0.3)**	**(257.1)**	(216.7)	—	(216.7)
Borrowings and debt issued[7]	**(47.1)**	**(170.4)**	**(217.5)**	(37.6)	(142.2)	(179.8)
Exchanges[8]	**(40.0)**	**—**	**(40.0)**	(36.3)	—	(36.3)
Securities[9]	**(20.0)**	**—**	**(20.0)**	(35.0)	—	(35.0)
Lease interest expense	**(3.5)**	**—**	**(3.5)**	(2.4)	—	(2.4)
	(367.4)	**(170.7)**	**(538.1)**	(328.0)	(142.2)	(470.2)
Net interest income	**369.7**	**(142.6)**	**227.1**	242.1	(120.5)	121.6

1. Certain categories of interest income and expense have been re-presented to better reflect the appropriate underlying business driver.
2. Interest income earned from investment of customer funds into securities purchased under agreements to resell or purchases of US Treasury securities.
3. Securities interest income primarily arising from US Treasuries held as collateral for securities purchased under agreements to resell, and securities segregated under Federal and other regulation and interest income from the Group's stock lending activities within the Group's held to collect business model.
4. Interest income from clients is the result of credit lines offered to clients.
5. Interest expense includes interest paid to clients on cash deposited with the Group by clients.
6. Interest expense from debt securities includes the interest component on structured notes and the coupons for Group issuance. Interest expense from Group Issuance was $44.7m (2023: $33.4m) and interest expense on structured notes was $170.4m (2023: $142.2m). Structured notes are measured at fair value through profit or loss.
7. Interest expense from balances placed at exchanges, clearing houses, and intermediary brokers placed at these counterparties to facilitate transactional activity. Interest expense is calculated using an internal deposit rate linked to the benchmark interest rates.
8. Securities expense primarily relates to interest expenses on stock lending transactions initiated to fund customer positions and interest expense from the Group's stock lending activities within the Group's held to collect business model.

8 Compensation and benefits

	2024 No.	2023 No.
Front office	**1,250**	1,028
Control and support	**1,084**	886
Average monthly number of staff	**2,334**	1,914

	2024 $m	2023 $m
Wages and salaries	**845.6**	680.0
Share-based compensation expense	**29.6**	20.3
Employer's national insurance contributions and similar taxes	**60.0**	43.2
Short-term monetary benefits	**17.9**	15.6
Defined contribution pension cost	**11.8**	8.9
Apprenticeship levy	**0.8**	0.7
Redundancy payments	**5.4**	1.6
Total staff costs	**971.1**	770.3

As at 31 December 2024, there were contributions totalling $1.6m (2023: $1.6m) payable to the defined contribution pension scheme by the Group.

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9 Other expenses 2024 2023 $m $m Professional fees 87.5 61.4 Non-trading technology and support 59.6 45.8 Trading systems and market data 68.5 54.6 Occupancy and equipment rental 25.7 23.0 Travel and business development 25.6 20.6 Communications 8.4 7.4 Bank fees 8.7 5.4 Owner fees 2.4 6.0 VAT (irrecoverable) 4.6 2.7 Other 15.3 10.5 306.3 237.4 10 Tax (a) Tax expense 2024 2023 Notes $m $m Current tax UK corporation tax on profit for the year 40.2 38.9 Foreign corporation tax on profit for the year 43.1 23.1 Total UK and Foreign corporation tax 83.3 62.0 Adjustment in respect of prior years: UK corporation tax 0.2 0.9 Foreign corporation tax (0.1) 1.0 Total adjustments in respect of prior years 0.1 1.9 83.4 63.9 Deferred tax Origination and reversal of temporary differences (5.3) (9.3) Adjustment in respect of prior years – other (0.3) 0.6 24 (5.6) (8.7) Tax expense for the year 10(b) 77.8 55.2 Deferred tax charge relating to items recognised in OCI Items that may be reclassified subsequently to profit and loss (7.9) 0.3 Items that will not be recycled to profit and loss (3.1) (1.4) (11.0) (1.1) Current tax expense relating to items recognised in Equity (0.9) — Deferred tax expense relating to items recognised in Equity (12.8) (2.4) Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 183

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

10 Tax continued

(b) Reconciliation between tax expense and profit before tax

The Group's reconciliation between the tax expense and profit before tax is based on its domestic UK tax rate. The tax assessed for the year is higher (2023: higher) than the standard rate of corporation tax in the UK of 25% (2023: 23.5%). This is primarily driven by material non-deductible acquisition and IPO preparation expenses incurred during the year, offset by deductions taken in respect of the Group's AT1 securities issuance in June 2022. Under IAS12, whilst the coupon on the AT1 is accounted for in equity, the related tax relief is recognised in the Income Statement which generates a material tax reconciling item. The headline rate of UK corporation tax increased from 19% to 25% on 1 April 2023 which results in a blended effective rate of 23.50% for 2023 and 25% for 2024 and future periods.

The Group's future tax expense will be sensitive to the geographic mix of profits earned, the tax rates in force and changes to the tax rules in the jurisdictions in which the Group operates.

	2024 $m	2023 $m
Profit before tax	**295.8**	196.5
Expected tax expense based on the standard rate of corporation tax in the UK of 25% (2023: 23.50%)	**73.9**	46.2
Explained by:		
Effect of overseas tax rates	**2.2**	0.7
Income not subject to tax	**(0.5)**	(0.7)
Expenses not deductible for tax purposes	**6.4**	4.7
Non-deductible goodwill adjustments	**—**	2.5
Movements in deferred tax not recognised	**(0.7)**	2.9
Deductible payments on AT1 securities	**(3.3)**	(3.1)
Tax rate change	**—**	(0.5)
Prior year adjustments	**(0.2)**	2.5
Tax expense for the year	**77.8**	55.2

(c) Impact of Pillar II model rules on the group

In December 2021, the OECD released the Pillar Two model rules, also referred to as the 'Global Anti-Base Erosion' or 'GLOBE' rules. Several jurisdictions in which the Group operates have adopted the OECD rules including the UK and France who have both transposed the rules into their respective tax legislation effective for years beginning on or after 31 December 2023.The Group is expected to meet the criteria to be subject to these rules. The Group currently has trading operations in the following low tax jurisdictions with an IAS 12 Effective Tax Rate ('ETR') below 15%: Ireland and the UAE. Ireland and the UAE are both subject to tax at a headline rate of less than 15% and as such we will be required to make a top-up payment in both jurisdictions to bring the effective tax rate up to 15%. The impact of these is set out below for the year ended 31 December 2024.

	2024 $m
Ireland	**0.1**
United Arab Emirates	**0.7**
Total current tax expense related to Pillar II	**0.8**

11 Dividends Paid and Proposed

Dividends of $63.8m were paid to ordinary shareholders during the year ended 31 December 2024 (2023: $45.0m) as follows:

- First interim dividend for the year ended 31 December 2024 paid at $0.41 per share.
- Second and third interim dividends for the year ended 31 December 2024 paid at $0.14 per share in line with the Group's progressive dividend policy.

Dividends per weighted number of shares amounted to $0.22 in 2023.

Refer to note 30 for dividends paid to holders of Additional Tier 1 securities.

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

12 Goodwill

	2024 $m	2023 $m
Cost		
At 1 January	**239.2**	220.4
Additions during the year	**12.9**	18.8
Cost at 31 December	**252.1**	239.2
Impairment losses at 1 January	**(75.6)**	(64.9)
Impairment of Volatility Performance Fund S.A.	**—**	(10.7)
Net book value at 31 December	**176.5**	163.6

(a) Goodwill impairment testing

For the purpose of impairment testing, goodwill has been allocated to the CGUs which represent the level at which goodwill is monitored and managed:

	2024 $m	2023 $m
Group goodwill by CGU:		
Energy	**86.3**	83.7
CSC Commodities UK Limited	**20.6**	20.6
Agriculture	**11.4**	11.4
Volatility Performance Fund S.A.	**—**	—
Rosenthal Collins Group	**10.5**	10.5
Volcap Trading Partners Limited	**7.8**	7.8
X-Change Financial Access LLC	**6.1**	6.1
Recycled Metals	**4.6**	4.6
ProTrader	**3.3**	3.3
Marex Spectron Europe Limited	**2.0**	2.0
Arfinco S.A.	**0.5**	0.5
OTCex	**13.0**	12.5
Cowen's Prime Services and Outsourced Trading Business	**5.5**	0.6
Dropet	**1.8**	—
I.L.S. Brokers Limited	**3.1**	—
As at 31 December	**176.5**	163.6

1 There has been an increase in the Cowen goodwill due to the recognition of deferred tax on the customer list intangible recorded as a part of the finalisation of the purchase price agreement and the finalisation of the provisional accounting during 2024.

The Group performed the annual impairment test as at 1 October each year. Between annual tests, the Group reviews each CGU for impairment triggers that could adversely impact the valuation of the CGU and, if necessary, undertakes additional impairment testing. In assessing whether an impairment is required, the carrying value of the CGU is compared with the recoverable amount, which is determined by calculating both the fair value less cost of disposal ('FVLCD') and the value in use ('VIU'). The higher of these two amounts is compared with the carrying value of the CGU. If either the VIU or the FVLCD is higher than the carrying value, no impairment is necessary.

Goodwill arising from business combinations during the year has been allocated to CGUs that are expected to benefit from the synergies and summarised as follows:

- Goodwill amounting to $2.5m arising on the acquisition of Pinnacle Fuel LLC has been allocated to the Energy CGU.
- Dropet and ILS have been identified as standalone CGUs, with goodwill amounting to $1.8m and $3.1m arising on the acquisition of each business, respectively, recognised during the year. The allocation of goodwill to each CGU represents the lowest level at which the goodwill is monitored for internal management purposes.

No impairment arose as a result of the annual impairment testing over goodwill during the year. In 2023, the impairment charge was against the Volatility Performance Fund S.A. CGU ('VPF'). Due to a combination of projected performance and macroeconomic factors, the recoverable amount for the VPF of $6.4m, based upon its VIU, was lower than its carrying value of $17.1m and an impairment charge of $10.7m was recognised.

185

12 Goodwill continued As at 31 December 2024, the review of the indicators of impairment did not require any further testing. (b) Key assumptions • The fair value less cost of disposal is determined by applying a price earnings multiple to the post-tax earnings of each CGU arising in the period and for the effect of any organisational changes to the CGU. The price earnings multiples applied are derived from comparable peer companies. – Comparable peers are those against whom our stakeholders evaluate our performance, whilst the price earnings multiples are obtained from third party market data providers. The provision of data from third party data sources, such as Bloomberg, would suggest that this data and therefore any valuation conducted using this data would contain only observable market data. However, management applies a level of judgement in the application of this data and in determining the price earnings multiple. • In assessing the VIU, a discounted cash flow model is used covering a 5 year projected period, which drives the valuation of the CGUs. VIU was calculated using post-tax discount rates and post-tax cash flows. An equivalent pre-tax discount rate was determined and has been presented in the table below. Future projections are based on the most recent financial projections considered by the Board of Directors as at the valuation date which are used to project post-tax cash flows for the next 5 years. After this period, a steady cash flow is used to derive a terminal value for the CGU. • The stable terminal growth rate for each CGU has been assessed on a standalone basis taking into account market and company expectations for each unit which are summarised as follows: – Energy, Agriculture and Marex Spectron Europe Limited have been forecast using a terminal growth rate of nil% owing to voice brokerage not expected to be a growth business in the long term. – All other CGUs are expected to grow at 2% which is in line with the long-run sustainable growth rate and inflation target across all economies in which the Group operates. – During 2023, the stable terminal growth rate of all CGUs was expected to be 2%. • Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the market assessment of the weighted average cost of capital derived from observable inputs at the valuation date. • The other assumption for the VIU calculation is that total direct costs are expected to grow by 5.0% over the first 2 years of the 5 year projected period for all CGUs in line with the global headline inflation forecast before stabilizing at between 0-2% for the remaining term based on management's individual CGU forecasts. In 2023, total direct costs were expected to grow by 3.2% over the 5 year projected period for all CGUs, with the exception of Cowen's Prime Services and Outsourced Trading Business and OTCex SA Group, where total direct costs were expected to grow by only 1.1% and 2.2%, respectively; driven by inflation in the near term. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 186

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

12 Goodwill continued

The following inputs represent key assumptions for each CGU in 2024:

CGU	Pre-tax valuation discount rate	Breakeven discount rate	Valuation revenue growth rate	Breakeven revenue growth rate	Breakeven terminal value growth rate	Valuation cost growth rate	Breakeven cost growth rate
Energy	12.3%	20.8%	1.2%	(4.8%)	(19.4%)	2.0%	12.2%
CSC Commodities UK Limited	12.3%	27.2%	2.4%	(5.2%)	(49.2%)	3.2%	13.7%
Agriculture	12.7%	40.7%	1.2%	(10.9%)	n.m.[1]	2.0%	20.1%
Volatility Performance Fund S.A.	—%	—%	—%	—%	—%	—%	—%
Rosenthal Collins Group	11.6%	17.9%	2.4%	(0.9%)	(9.4%)	3.2%	7.8%
Volcap Trading Partners Limited	11.3%	12.4%	2.4%	1.4%	0.4%	3.2%	5.1%
X-Change Financial Access LLC	11.6%	15.2%	2.4%	0.7%	(3.8%)	3.2%	5.6%
Recycled Metals	10.3%	40.6%	2.8%	(13.9%)	n.m.[1]	3.2%	28.4%
ProTrader	12.3%	59.0%	2.4%	(2.2%)	n.m.[1]	3.2%	8.5%
Marex Spectron Europe Limited	9.8%	41.2%	1.2%	(7.1%)	n.m.[1]	2.0%	16.3%
Arfinco S.A.	10.9%	11.7%	2.4%	1.8%	0.9%	3.2%	4.3%
OTCex	10.7%	26.7%	2.8%	(3.1%)	(53.1%)	3.2%	10.8%
Cowen's Prime Services and Outsourced Trading Business	11.9%	12.9%	2.8%	2.5%	0.6%	3.2%	3.9%

1 n.m.not meaningful

- This table does not include Dropet and ILS because these businesses were acquired after the annual impairment test. The associated goodwill was reviewed for indicators of impairment as at 31 December 2024.

The following inputs represent key assumptions for each CGU in 2023:

CGU	Pre-tax valuation discount rate	Breakeven discount rate	Valuation revenue growth rate	Breakeven revenue growth rate	Breakeven terminal value growth rate	Valuation cost growth rate	Breakeven cost growth rate
Energy	12.9%	35.5%	0.8%	(8.9%)	(52.3%)	3.2%	17.3%
CSC Commodities UK Limited	12.9%	16.7%	3.2%	1.0%	(2.1%)	3.2%	15.2%
Agriculture	12.9%	43.2%	2.4%	(10.2%)	(157.2%)	3.2%	22.2%
Volatility Performance Fund S.A.	9.7%	4.9%	3.2%	8.7%	5.8%	3.2%	(7.1%)
Rosenthal Collins Group	11.1%	150.8%	1.2%	0.2%	n.m.[1]	3.2%	n.m.[1]
Volcap Trading Partners Limited	12.9%	42.2%	3.2%	(11.6%)	(132.3%)	3.2%	27.5%
X-Change Financial Access LLC	11.0%	17.6%	2.0%	(0.5%)	(4.9%)	3.2%	10.3%
Recycled Metals	12.9%	14.1%	3.2%	3.4%	0.7%	3.2%	5.2%
ProTrader	13.0%	345.5%	1.8%	(3.1%)	n.m.[1]	3.2%	17.9%
Marex Spectron Europe Limited	9.0%	19.8%	3.2%	2.5%	(15.5%)	3.2%	15.2%
Arfinco S.A.	9.7%	12.0%	2.4%	1.3%	(0.1%)	3.2%	5.4%
OTCex SA Group	10.3%	11.4%	3.2%	3.1%	1.0%	2.2%	2.6%
Cowen's Prime Services and Outsourced Trading Business	10.5%	19.8%	3.3%	0.9%	(11.0%)	1.1%	5.4%

1 n.m.not meaningful

The impact on future cash flows resulting from falling growth rates does not reflect any management actions that would be taken.

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

13 Intangible Assets

	Customer Relationships[1] $m	Brands $m	Software $m	Total $m
Cost				
At 1 January 2023	17.5	0.3	26.3	44.1
Additions on acquisitions	32.1	1.8	0.2	34.1
Additions	—	—	3.1	3.1
Disposals	—	—	(0.1)	(0.1)
At 31 December 2023	**49.6**	**2.1**	**29.5**	**81.2**
Additions on acquisitions	3.1	0.3	—	3.4
Additions	—	—	8.2	8.2
Disposals	(0.3)	—	—	(0.3)
At 31 December 2024	**52.4**	**2.4**	**37.7**	**92.5**
Impairment provisions and amortisation				
At 1 January 2023	3.3	0.1	15.1	18.5
Charge for the year	2.1	—	4.6	6.7
Disposals	—	—	—	—
At 31 December 2023	**5.4**	**0.1**	**19.7**	**25.2**
Charge for the year	5.2	0.3	5.3	10.8
Disposals	—	—	—	—
At 31 December 2024	**10.6**	**0.4**	**25.0**	**36.0**
Net book value				
At 31 December 2024	**41.8**	**2.0**	**12.7**	**56.5**
At 31 December 2023	44.2	2.0	9.8	56.0

1. Customer relationships, with a net book value of $41.8m (2023: $44.2m), mainly relate to the acquisitions of RCG $1.6m (2023: $2.0m), Volcap $3.7m (2023: $4.2m), XFA $3.0m (2023: $3.5m), Eagle Commodities $4.3m (2023: $5.2m), Cowen's Prime Service and Outsourced Trading Business $21.5m (2023: $24.4m) and GMN $2.2m (2023: $2.6m). The remaining amortisation periods are 3.25 years for RCG, 5.75 years for Volcap, 5 years for XFA, 7.4 years for Eagle Commodities, 8 years for Cowen's Prime Service and Outsourced Trading Business and 7.4 years for GMN.

The Group reviews all intangible assets for indicators of impairment as at 31 December each year. Both internal and external sources of information are considered when assessing whether indications exists that an asset may be impaired. As at 31 December 2024, an impairment trigger was identified when assessing expected cash flows relating to acquired customer relationships, which resulted in the carrying amount thereof being tested for impairment. No indicators of impairment were identified during 2023.

The recoverable amount of the intangible was based on the asset's value in use which exceeded its recognised carrying amount thus no impairment recognised.

The value in use was calculated over the remaining useful life of the intangible. The useful life of the intangible was determined at acquisition based on historical customer attrition rates.The forecasted customer attrition rates were calculated by using the attrition rates for Prime Brokerage and Outsourced Trading which are 10% and 20% respectively. The estimated useful life of Prime Brokerage and Outsourced Trading customers is 10 and 7 years respectively. The customer attrition rates have an impact on revenue and costs as the revenue and costs decrease in line with the customer attrition rates. As a result of using the customer attrition rates to forecast revenue and costs, there was no need for a long term growth rate to be used in the value in use.

Revenue is forecast to grow by 5% in 2025, 3% in 2026 and 2% over the remaining useful life. The growth is calculated after taking into account the customer attrition rates. The increase in 2025 is driven by synergistic benefits from the intangible being purchased in 2023 and the increase in 2026 aligns with global growth estimates.

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

13 Intangible Assets continued

The discount rate represents the current market assessment of the risks specific to the CGU to which the asset is allocated and is based on the market assessment of the weighted average cost of capital derived from observable inputs at the valuation date.

The following inputs represent key assumptions used to determine the value in use:

	Pre-tax valuation discount rate	Breakeven discount rate	Valuation revenue growth rate	Breakeven revenue growth rate	Breakeven attrition rate	Valuation cost growth rate	Breakeven cost growth rate
Customer Relationships	**17.0%**	**80.0%**	**2.4%**	**(10.9%)**	**27.4%**	**2.6%**	**20.6%**

Other key assumptions relate to the cost growth rate, with total direct costs forecast to grow at 5% for the first 2 years and 2% over the remaining useful life in line with the global headline inflation forecast. The cost growth is calculated after taking into account the customer attrition rates.

14 Property, Plant and Equipment

	Leasehold improvements $m	Computer equipment $m	Furniture, fixtures and fittings $m	Total $m
Cost				
At 1 January 2023	13.9	25.1	6.1	45.1
Additions on acquisitions	0.5	0.2	0.6	1.3
Additions	3.7	3.5	1.8	9.0
At 1 January 2024	**18.1**	**28.8**	**8.5**	**55.4**
Additions on acquisitions	—	0.1	—	0.1
Additions	5.6	5.0	1.1	11.7
Disposals	(0.1)	(0.1)	(0.1)	(0.3)
At 31 December 2024	**23.6**	**33.8**	**9.5**	**66.9**
Depreciation				
At 1 January 2023	6.8	22.3	4.2	33.3
Charge for the year	1.5	2.4	1.6	5.5
At 1 January 2024	**8.3**	**24.7**	**5.8**	**38.8**
Charge for the year	2.5	3.9	0.9	7.3
Disposals	—	—	—	—
At 31 December 2024	**10.8**	**28.6**	**6.7**	**46.1**
Net book value				
At 31 December 2024	**12.8**	**5.2**	**2.8**	**20.8**
At 31 December 2023	9.8	4.1	2.7	16.6

Property, plant and equipment is measured at cost less accumulated depreciation and impairment. Depreciation of property, plant and equipment begins when they are available for use (i.e. when they are in the location and condition necessary for them to be capable of operating in the manner intended by management). Depreciation is calculated on a straight-line basis over an asset's estimated useful life. The estimated useful economic lives of the Group's property, plant and equipment are:

Leasehold improvements	over the remaining length of the lease or 5 years straight-line, where appropriate
Computer equipment and other hardware	2 to 5 years straight-line
Furniture, fixtures and fittings	2 to 5 years straight-line

189

15 Investments (a) Investments 2024 2023 $m $m Cost At 1 January 16.2 16.4 Additions 5.1 0.2 Revaluation of investments held at FVTOCI 3.4 — Change in value of investments held at FVTPL — (0.4) Disposals (0.7) — At 31 December 24.0 16.2 Listed investments 12.6 10.7 Unlisted investments 11.4 5.5 At 31 December 24.0 16.2 Investments mainly comprise shares and seats held in clearing houses which are deemed relevant to the Group’s trading activities and are classified as FVTOCI financial assets and recorded at fair value, with changes in fair value reported in equity within the revaluation reserve. The fair value for these investments is based on valuations as disclosed in note 32. On 25 September 2024 the Group invested $5m in return for a 1.2% stake in Key Carbon, representing a minority stake in Key Carbon Ltd (Key Carbon) and providing financing for carbon offset projects. Key Carbon sources and finance carbon credit projects and provides ongoing governance, monitoring and operational support to ensure its projects are held to the highest quality and integrity standards. The investment provides Marex with access to a wider carbon client base as well as future streams of carbon credits which will grow the environmentals business and support clients through the low carbon transition. As the Group has a minority stake without significant influence and it is not held for trading, the equity investment in Key Carbon is accounted for as an investment in equity designated at FVTOCI. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 190

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

15 Investments continued

(b) Group subsidiaries and undertakings

The subsidiaries of the Company as at 31 December 2024 are as follows:

Subsidiaries held directly

Name / Registered office[1]	Country of incorporation/ Principal place of business	Class	Proportion of ownership interest	Nature of business
CSC Commodities UK Limited (in liquidation) The Old Town Hall, 71 Christchurch Road, Ringwood, BH24 1DH	England and Wales	Ordinary Shares	100%	Services company
Marex European Holdings Limited Suite 401, Q House, Furze Road, Sandyford Business Park, Sandyford, Dublin 18	Ireland	Ordinary Shares	100%	Holding company
Marex Financial 155 Bishopsgate, London, EC2M 3TQ[2]	England and Wales	Ordinary Shares	100%	Commodities and financial instruments broker and clearer
Marex France SAS 42 rue Washington, 75008 Paris	France	Ordinary Shares	100%	Alternative Investment Fund manager
Marex Hong Kong Limited 17/F One Island East, Taikoo Place, 18 Westlands Road, Quarry Bay	Hong Kong	Ordinary Shares	100%	Futures and options broking
Marex North America Holdings Inc. 3411 Silverside Road, Tatnall Building #104, Wilmington, New Castle, Delaware, DE19810	United States of America	Ordinary Shares	100%	Holding company
Marex Prime Services Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Commodity broker
Marex Spectron Europe Limited Suite 401, Q House, Furze Road, Sandyford Business Park, Sandyford, Dublin 18[3]	Ireland	Ordinary Shares	100%	Energy broking
Marex Spectron International Limited 155 Bishopsgate, London, EC2M 3TQ[4]	England and Wales	Ordinary Shares	100%	Energy OTC broking
Spectron Services Limited 155 Bishopsgate, London, EC2M 3TQ[5]	England and Wales	Ordinary Shares	100%	Services and holding company
Tangent Trading Holdings Limited, 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Holding company

Branches

1. Information accurate as at 5 March 2025.
2. Marex Financial operates a branch in the following country:
   - Israel – 7 Rival Street, Tel-Aviv-Yafo, Israel, 6777840
   - Australia – International Towers Sydney, Level 46, 100 Barangaroo Avenue, Sydney, NSW 2000, Australia
3. Marex Spectron Europe Limited operates branches in the following countries:
   - Germany – Hauptstr. 39-41, 63486 Bruchkoebel, Germany
   - Spain – Calle Eloy Gonzalo 27, Madrid 28010, Spain
4. Marex Spectron International Limited operates branches in the following countries:
   - Canada (Alberta) – Suite 400, 4th Floor, 110-9th Avenue SW, Calgary, Alberta
   - Canada (Québec) – 1250 boulevard René-Lévesque West, 39th Floor. Montréal, Québec, H3B4W8
   - United States of America – 10th Floor, 140 East 45th Street, New York 10017
5. Spectron Services Limited operates a branch in the following country:
   - Geneva (Switzerland) – Rue Jean-Calvin 12, c/o GENINT SA, 1204 Geneve
6. Marex SA operates branches in the following countries:
   - Portugal – Rua Joshua Benoliel, Edifício Amoreiras Square, Piso 3, Esc. 3, 1250- 133, Lisboa
   - Italy – PARIGI RUE DE CAPUCINES 22 CAP 75002 FRANCIA, Italy
   - Dubai – Unit OT 09-33, Level 9, Central Park Offices, Dubai International Financial Centre, 507074, United Arab Emirates

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

15 Investments continued

(b) Group subsidiaries and undertakings continued

Subsidiaries held indirectly

Name / Registered office	Country of incorporation/ Principal place of business	Class	Proportion of ownership interest	Nature of business
Arfinco S.A. 4 Impasse des Gendarmes, 78000, Versailles	France	Ordinary Shares	100%	Broker
Carlton Commodities 2004 LLP 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Partnership Interest	N/A	Commodity and option trading
Eagle Energy Brokers LLC Brandywine Plaza, 1521 Concord Pike, Suite 201, Wilmington, DE 19803	United States of America	Membership Interest	100%	Energy Broking
Eagle Commodities Brokers Limited (in liquidation) The Old Town Hall, 71 Christchurch Road, Ringwood, BH24 1DH	England and Wales	Ordinary Shares	100%	Energy Broking
Global Metals Network Limited 12/F 239 Hennessy Road, Wanchai, Hong Kong	Hong Kong	Ordinary Shares	100%	Recycled Metals Trading
HPC Investment Partners France SA (in liquidation) 42 Rue Washington, 75008, Paris	France	Ordinary Shares	94.594%	Investment Company
HPC Investment Services Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Investment Company
HPC OTCex Asia Pte Ltd (in liquidation) 137 Amoy Street, #02-03, Far East Square, Singapore	Singapore	Ordinary Shares	100%	Management Consultancy Services
HPC Tel Aviv Ltd 22 Rothschild Blvd., Tel Aviv – Yafo, 6688218, Israel	Israel	Ordinary Shares	100%	Investment Management Services
I.L.S. Brokers Ltd 7 Rival Street, Tel Aviv-Yafo, 6777840, Israel	Israel	Ordinary Shares	100%	Broker
Marex Australia Pty Limited Suite 2, Level 13, 88 Philip Street, Sydney, NSW 2000	Australia	Ordinary Shares	100%	Broker and clearer
Marex Brazil Serviços de Consultoria Ltda. Avenida Selma Parada (Bailarina), 505, nº 802 e 804, Jardim Madalena, CEP 13091-605, Cidade de Campinas, Estado de São Paulo	Brazil	Ordinary Shares	100%	Service company
Marex Brazil Financial Holding Ltda. Avenida Selma Parada (Bailarina), 505, nº 802 e 804, Jardim Madalena, CEP 13091-605, Cidade de Campinas, Estado de São Paulo	Brazil	Ordinary Shares	100%	Holding Company
Marex Capital Markets Inc. 600 Mamaroneck Avenue, #400, Harrison, NY10528	United States of America	Ordinary Shares	100%	Broker dealer
Marex Client Services Inc. 140 East 45th Street, 10th Floor, New York, NY10017	United States of America	Ordinary Shares	100%	Margin financing

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For the Year Ended 31 December 2024

15 Investments continued

(b) Group subsidiaries and undertakings continued

Subsidiaries held indirectly continued

Name / Registered office	Country of incorporation/ Principal place of business	Class	Proportion of ownership interest	Nature of business
Marex Derivative Products Inc. 3411 Silverside Road, Tatnall Building #104, Wilmington, New Castle, Delaware, DE19810	United States of America	Ordinary Shares	100%	Swap dealer
Marex Fund S.A. SICAV-RAIF 30 Boulevard Royal, 2449	Luxembourg	Ordinary Shares	100%	Fund vehicle
Marex HK Asia Limited Level 54, Hopewell Centre, 183 Queen's Road East, Hong Kong	Hong Kong	Ordinary Shares	100%	Energy Broking
Marex Holdings Limited Clarendon House, 2 Church Street, Hamilton, HM 11	Bermuda	Ordinary Shares	100%	Holding company
Xeram International Holdings Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Holding company
Marex MENA Limited Unit OT 09-33, Level 9, Central Park Offices, Dubai International Financial Centre, United Arab Emirates	Dubai International Finance Centre	Ordinary Shares	100%	Investment company
Marex Netherlands B.V. Weteringschans 165 C, 1017 XD Amsterdam	Netherlands	Ordinary Shares	100%	Environmental product trading
Marex NZ Limited Commercial Bay Building, Suite 1711, 15 Customs Street West, Auckland, 1010, New Zealand	New Zealand	Ordinary Shares	100%	Environmental product trading
Marex Professional Trading Services Inc 140 East 45th Street, 10th Floor, New York 10017, United States	United States of America	Ordinary Shares	100%	Market Making and Foreign exchange trading
Marex Puerto Rico LLC Metro Office Park #7, Street 1, #204, Guaynabo, 00968, Puerto Rico	Puerto Rico	Membership interest	100%	Energy OTC Broking
Marex SA 42 Rue Washington, 75008, Paris, France[6]	France	Ordinary Shares	100%	Investment Company
Marex Services Inc. 3411 Silverside Road, Tatnall Building #104, Wilmington, New Castle, Delaware, DE19810	United States of America	Ordinary Shares	100%	Holding and services company
Xeram Services Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Dormant
Marex Spectron Asia Pte. Ltd. 8 Marina View, 33-06 Asia Tower 1, Singapore, 018960	Singapore	Ordinary Shares	100%	Freight broking
Marex Spectron USA LLC Brandywine Plaza, 1521 Concord Pike, Suite 201, Wilmington, DE 19803	United States of America	Membership interest	100%	OTC Derivatives
Marex Trading International Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Trade facilitation

193

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

15 Investments continued

(b) Group subsidiaries and undertakings continued

Subsidiaries held indirectly continued

Name / Registered office	Country of incorporation/ Principal place of business	Class	Proportion of ownership interest	Nature of business
Marex Securities Products Inc. Brandywine Plaza, 1521 Concord Pike, Suite 201, Wilmington, DE 19803	United States of America	Ordinary Shares	100%	Holding company
Marex Financial Services Hong Kong Limited Unit 1-3, 31/F, Dah Sing Financial Centre, 248 Queen's Road East, Wan Chai, Hong Kong	Hong Kong	Ordinary Shares	100%	Broker Dealer
OTCex LLC 608 Fifth Avenue, Suite 602, NY 10020, United States	United States of America	Ordinary Shares	100%	Broker Dealer
Pinnacle Fuel LLC 600 Mamaroneck Avenue, #400, Harrison NY10528, United States	United States of America	Membership interest	100%	Physical oil brokerage
Spectron Energy (Asia) Pte Ltd. 8 Marina View, 33-06 Asia Tower 1, Singapore, 018960	Singapore	Ordinary Shares	100%	Energy broking
Spectron Energy Inc. Brandywine Plaza, 1521 Concord Pike, Suite 201, Wilmington, DE 19803	United States of America	Ordinary Shares	100%	Energy broking
Starsupply Petroleum Europe B.V. 20th Floor, Hofpoort Building, Hofplein 20, Rotterdam	Netherlands	Ordinary Shares	100%	Physical oil brokerage
Tangent Trading Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Recycled metals trading
Volcap Trading Partners Limited 155 Bishopsgate, London, EC2M 3TQ	England and Wales	Ordinary Shares	100%	Broker and Structured note distributor
Volcap Trading Partners France SAS 12 Rue Vivienne Lot 3, 75002 Paris	France	Ordinary Shares	100%	Dormant
X-Change Financial Access, LLC 350 S Northwest Hwy, Suite 300, Park Ridge, Illinois, IL 60068	United States of America	Membership interest	100%	Trade execution
Xeram and Company (Asia) Limited 6th Floor, Alexandra House, 18 Charter Road Central, Hong Kong	Hong Kong	Ordinary Shares	100%	Dormant
Xeram Asia Limited 6th Floor, Alexandra House, 18 Charter Road Central, Hong Kong	Hong Kong	Ordinary Shares	100%	Dormant
Xeram CEEMA Limited 5 Pindou, 4, Egkomi, Nicosia, 2409	Cyprus	Ordinary Shares	100%	Dormant

Year end

All subsidiaries have a financial year end of 31 December with the exception of Carlton Commodities 2004 LLP and Volatility Performance Fund S.A. which both have a year end of 31 March.

Other Related Entities

Name	Country of incorporation	Class	Nature of business
CSC Employee Benefit Trustee (Jersey) Limited 44 Esplanade, St Helier, Jersey, JE4 9WG	Jersey	Ordinary Shares	Trustee of the Employee Benefit Trust

194

16 Business Combinations Acquisitions in 2024: (a) Acquisition of Pinnacle Fuel LLC On 5 January 2024, the Group acquired all of the share capital in Pinnacle Fuel LLC ('Pinnacle) from Empire Holdings Group LLC for the consideration noted below. Pinnacle is a physical oil trading business and has been purchased in order to facilitate the back-to-back oil trading business. $m Cash consideration 4.0 Total consideration 4.0 Fair value of identifiable net assets: Trade and other receivables 0.8 Intangible assets 1.5 Trade and other payables (0.8) Total fair value of identifiable assets and liabilities 1.5 Goodwill 2.5 Intangible assets The customer list intangible assets relate to new customer relationships introduced to the Group. The fair value was determined by using the excess earnings method. Trade and other receivables Trade and other receivables consist of trade receivables of $0.8m. The fair value of trade receivables approximates to their book value. Gross contractual amounts of trade receivables are $0.8m. Acquisition related costs Acquisition related costs (included in other expenses) amounted to $0.2m. Contribution to the Group's results Pinnacle contributed $2.3m revenue and a profit before tax of $1.0m to the Group’s results for the period between the date of acquisition and the reporting date. Pinnacle did not generate any profit or loss between the first day of the financial year and its acquisition date, thus there would be no impact on revenue and profit before tax should the entity have been acquired on the first day of the year. Goodwill The goodwill recognised on acquisition related to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of Pinnacle's workforce which cannot be separately recognised as an intangible asset. (b) Acquisition of Dropet On 1 October 2024, the Group acquired certain assets which qualified as a business combination, from Dropet Intertrade SL and Dropet Brokers Limited for the consideration noted below. Dropet comprises a physical biofuel broking business and a derivatives trading business. The acquisition gives the Group additional capabilities in physical biofuel products. $m Cash consideration 2.0 Total consideration 2.0 Fair value of identifiable net assets: Intangible asset 0.2 Total fair value of identifiable assets and liabilities 0.2 Goodwill 1.8 Intangible asset The intangible asset acquired as part of the transaction consists of the Dropet brand. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 195

16 Business Combinations continued Acquisitions in 2024 continued: Contribution to the Group's results The asset acquisition of Dropet contributed $0.8m revenue and a profit before tax of $0.3m to the Group’s results for the period between the date of acquisition and the reporting date. It is impracticable to determine the impact of the asset acquisition on the performance of the Group had it been acquired on the first day of the financial year owing to the financial information for the acquired assets not being maintained separately in the acquiree's records prior to the disposal date. Goodwill The goodwill recognised on acquisition related to expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of the workforce taken over which cannot be separately recognised as an intangible asset. (c) Acquisition of ILS Brokers Limited On 1 December 2024, the Group, through Spectron Services Limited, a wholly owned subsidiary, acquired all of the share capital in ILS Brokers Limited ('ILS') for the consideration noted below. ILS is a multinational brokerage house based in Tel Aviv. The acquisition will create growth opportunity within Capital Markets to enhance the FX offering to other currencies. $m Cash consideration 5.3 Total consideration 5.3 Fair value of identifiable net assets: Intangible assets 1.7 Cash and cash equivalents 0.3 Trade and other receivables 1.1 Property, plant and equipment 0.1 Right of use asset 0.2 Lease Liability (0.3) Trade and other payables (0.6) Deferred tax liability (0.3) Total fair value of identifiable assets and liabilities 2.2 Goodwill 3.1 Trade and other receivables Trade and other receivables consist of trade receivables of $0.8m and other debtors of $0.3m. The fair value of trade receivables approximates to their book value. Gross contractual amounts of trade receivables are $0.8m. Contribution to the Group's results ILS contributed $0.3m revenue and a loss before tax of $8k to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of ILS had been completed on the first day of the financial year, Group revenue for the year would have increased by $4.5m and Group profit before tax would have increased by $0.2m. Acquisition related costs Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $0.1m. Goodwill The goodwill recognised on acquisition related to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of ILS' workforce and brand which cannot be separately recognised as an intangible asset. Provisional accounting The preliminary consideration for the acquisition consisted of the fixed premium of $4.5m and the net asset value of $0.8m totalling $5.3m. The net asset value was based upon the initial closing balance sheet dated 31 October 2024. As per the share purchase agreement, the legal mechanism to true up to the final consideration and net assets is that 120 days after the completion date (31 March 2025) both the buyer and seller agree on a completion balance sheet as at 1 December 2024 detailing the assets and liabilities that were purchased as a part of the acquisition. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 196

16 Business Combinations continued Acquisitions in 2023: (a) Acquisition of OTCex SA Group companies On 1 February 2023, the Group acquired 100% of the share capital of the entities engaged in voice brokerage from OTCex SA (HPC SA, OTCex Hong Kong, OTCex LLC). The acquisition of the three companies was accounted for as a single acquisition under IFRS 3. The acquisition expanded the capabilities and geographical reach of the capital markets business. FX rate $m Cash consideration (€54.8m) 1.0864 €/$ 59.6 Contingent consideration 4.2 Total consideration 63.8 Fair value of identifiable net assets: Property, plant and equipment 1.3 Intangible assets 1.7 Right-of-use assets 6.3 Cash and cash equivalents 29.8 Trade and other receivables 70.2 Trade and other payables (51.7) Lease liabilities (6.3) Taxes (0.3) Deferred tax liability (0.2) Total fair value of identifiable assets and liabilities 50.8 Goodwill1 13.0 1. There was an adjustment to the goodwill during 2024 resulting from an adjustment to the contingent consideration. Intangible assets Intangible assets acquired as part of the transaction consist of the HPC ($1.0m) and OTCex ($0.7m) brands. Trade and other receivables Trade and other receivables consist of trade receivables of $58.9m and other debtors of $11.3m. The fair value of trade receivables approximates to their book value. Gross contractual amounts of trade receivables are $58.9m. Contribution to the Group's results OTCex contributed $139.6m revenue and a profit before tax of $0.3m to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of OTCex had been completed on the first day of the financial year, Group revenue for the year would have increased by $151.2m and Group profit before tax would have increased by $0.1m. Consideration The consideration paid is split between the net asset value of the acquisition balance sheets of the entities being purchased of $48.9m (€45.0m), a premium $10.7m (€9.8m) and contingent consideration. As the contingent consideration is calculated as a specific percentage of earnings of the acquired business for the 4-year period following the acquisition date, it is not possible to estimate a range as the contingent consideration is based upon earnings which could be uncapped as the earnings of the business are not capped. The fair value of the contingent consideration was $5.0m (€4.6m) at the acquisition date. This represented the Group’s estimate of the present value of the cash outflows and based on the best estimate of the profit levels of the acquired business after combination. At 31 December 2023, the deferred contingent consideration credit was revalued downwards by $1.3m (€1.2m) to $3.7m (€3.4m) as a result of the post acquisition performance of the acquired entities not meeting the required hurdle rate in the first year. This reduction in the contingent consideration liability has been recognised as a reduction in the value of goodwill associated with the transaction. Acquisition-related costs Acquisition-related costs (included in other expenses) amounted to $0.6m. Goodwill The goodwill recognised on acquisition relates to expected growth and revenue synergies with the Group’s existing product and service offerings. The total amount of goodwill that is expected to be deductible for tax purposes is $1.8m. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 197

16 Business Combinations continued Acquisitions in 2023 continued: (b) Acquisition of Global Metals Network Limited On 1 July 2023, the Group acquired all of the share capital in Global Metals Network Limited ('GMN') from two private individuals for the consideration noted below. GMN is a recycled metals market maker and was purchased to augment the Group’s current recycled metals strategy and to support our clients as they transition towards a low-carbon economy. $m Cash consideration 3.4 Total consideration 3.4 Fair value of identifiable net assets: Cash and cash equivalents 1.9 Trade and other receivables 2.3 Intangible assets 2.6 Deferred tax liability (0.4) Trade and other payables (3.4) Total fair value of identifiable assets and liabilities 3.0 Goodwill 0.4 Trade and other receivables The fair value of trade receivables approximates to their book value. Intangible assets The customer list intangible assets relates to new customer relationships introduced to the Group. In addition to the new customers, the purchase brings in a well-known market maker with knowledge and expertise in the global recycled metals market. Trade and other payables The trade and other payables relate to trade creditors and accrued expenses. Contribution to the Group's results GMN contributed $1.4m revenue and a loss before tax of $0.5m to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of the business and assets had been completed on the first day of the financial year, Group revenue for the year would have increased by $2.5m and Group profit before tax would have decreased by $0.7m. GMN incurred costs of $0.3m as a result of the acquisition during the period ended 31 December 2023. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 198

16 Business Combinations continued Acquisitions in 2023 continued: (c) Acquisition of Eagle Energy Brokers LLC On 1 August 2023, the Group acquired all of the share capital in Eagle Energy Brokers LLC (which owns 100% of the share capital of Eagle Commodities Brokers Limited) from two private owners. Eagle Energy Brokers LLC ('Eagle') was purchased to augment the existing OTC energy business. $m Cash consideration 10.7 Total consideration 10.7 Fair value of identifiable net assets: Cash and cash equivalents 1.1 Trade and other receivables 2.0 Intangible assets 5.2 Trade and other payables (1.5) Deferred tax liability (1.4) Total fair value of identifiable assets and liabilities 5.4 Goodwill 5.3 Trade and other receivables The fair value of trade receivables approximates to their book value. Gross contractual amounts of trade receivables are $2.0m. Intangible assets The customer list intangible assets acquired consists of over 150 clients ranging from oil majors, trading houses, banks and hedge funds between the commodities and environmental businesses leading to significant ongoing revenue streams. The Group expects to benefit significantly from the acquisition of these new customer relationships while seeking synergies with other parts of the Group's business. Contribution to the Group's results Eagle contributed $5.8m revenue and a profit before tax of $0.8m to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of the entity had been completed on the first day of the financial year, Group revenue for the year would have increased by $12.1m and Group profit before tax would have decreased by $0.1m. Goodwill The goodwill recognised on acquisition related to expected growth and revenue synergies with the Group’s existing product and service offerings. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 199

16 Business Combinations continued Acquisitions in 2023 continued: (d) Acquisition of Cowen's Prime Services and Outsourced Trading business On 1 December 2023, the Group acquired the business and entities related to Cowen’s prime services and outsourced trading business ('Cowen') from Toronto-Dominion Bank. The transaction was structured as an acquisition of trading assets in Hong Kong and the US, and all of the issued share capital of Cowen International Limited being purchased by the Company and its subsidiaries . The Group acquired this business to augment the capital markets business line, adding a significant number of new clients, and increasing its client offering to prime services. For the purposes of the 2023 financial statements, provisional accounting was applied. The preliminary consideration for the acquisition consisted of the fixed premium of $25.0m and the net asset value of $81.3m totalling $106.3m. The net asset value being based upon the closing balance sheet dated 31 October 2023. As a part of closing there were adjustments to the net asset value totalling $11.6m which reduced the total consideration. The below shows the impact of the finalised accounting: $m Cash consideration 94.7 Total consideration 94.7 Fair value of identifiable net assets: Intangible assets 24.0 Property, plant and equipment 0.1 Trade and other receivables 803.5 Derivative instruments – asset 14.0 Cash and cash equivalents 56.3 Trade and other payables (790.2) Derivative instruments – liability (14.0) Deferred tax liability (4.5) Total fair value of identifiable assets and liabilities 89.2 Goodwill1 5.5 1. There has been an increase in the Cowen goodwill due to the recognition of deferred tax on the customer list intangible recorded as a part of the finalisation of the purchase price agreement and the finalisation of the provisional accounting during 2024. As the amount was immaterial, it was not retrospectively recorded. Trade and other receivables and Trade and other payables Trade and other receivables and trade and other payables represent cash amounts due from and due to brokers and clients. The fair value of the amounts due from brokers and clients and due to brokers and clients approximates their book value. Derivative instrument Both the derivative asset and liabilities represent the fair value of outstanding foreign exchange instruments held at fair value through P&L. Contribution to the Group's results The business and assets acquired from Cowen contributed to $6.2m to the Group’s revenue and $1.2m of profit before tax for the period between the date of acquisition and the year ended 31 December 2023. If the acquisition of the business and assets had been completed on the first day of the financial year, the Group’s revenue for the year would increased by $112.9m and the profit before tax would have increased by $8.0m. Acquisition related costs Costs directly related to the acquisition (included in other expenses) consists mainly of legal expenses totalling $1.1m. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 200

16 Business Combinations continued Acquisitions in 2023 continued: (e) Acquisition of ED&F Man Capital Markets Hong Kong Limited On 8 February 2023, the Group acquired all of the issued share capital of ED&F Man Capital Markets Hong Kong Limited for the consideration noted below. $m Cash consideration 1.9 Total consideration 1.9 Recognised amounts of identifiable net assets: Cash and cash equivalents 2.2 Trade and other receivables 0.1 Right-of-use asset 0.6 Trade and other payables (0.2) Lease liabilities (0.5) Total fair value of identifiable assets and liabilities 2.2 Bargain purchase gain 0.3 Trade and other receivables The fair value of trade and other receivables approximates to their book value. Acquisition-related costs Acquisition-related costs (included in other expenses) amount to $0.1m. Bargain purchase gain A bargain purchase gain of $0.3m was recognised as a result of the acquisition. The transaction resulted in a gain due to the discount applied to the purchase; the gain has been recognised within the Group’s income statement. The transaction resulted in a gain due to the desire of the seller to exit the capital markets business segment and raise capital to meet financial obligations. The lack of other companies that could acquire the business allowed Marex to obtain an acquisition price that was at a material discount to the tangible net asset value of the acquired businesses. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 201

17 Treasury Instruments - Unpledged and Pledged (a) Unpledged As at 31 December 2024, the Group held $609.7m Treasuries and other similar instruments (such as reverse repos) which were unpledged (2023: $542.6m). These instruments will fully mature by 30 June 2027. (b) Pledged as collateral Treasury instruments pledged as collateral comprise US Treasuries and agency bonds which will fully mature by 30 June 2027. At year end, the Group has pledged $2,959.0m (2023: $2,363.0m) US Treasuries to counterparties as collateral for securities purchased under agreements to resell, and securities segregated under Federal and other regulations. Financial instruments which have been pledged in this way are held under certain terms and conditions set out in specific agreements with each counterparty. In these agreements it is generally stated that whilst the US Treasury is pledged at the counterparty the Group cannot sell or transfer the financial instrument or have any third party rights associated with the financial instrument whereby it can be used as security towards any further financing activities. 2024 2023 $m $m Treasury instruments (pledged as collateral) - (non-current) 46.1 300.4 Treasury instruments (pledged as collateral) - (current) 2,912.9 2,062.6 2,959.0 2,363.0 (c) Unpledged and pledged non-current/current analysis 2024 2023 $m $m Treasury instruments (non-current) 99.6 361.2 Treasury instruments (current) 3,469.1 2,544.4 3,568.7 2,905.6 18 Fixed Income Securities Fixed income securities are corporate bonds which are invested in as a part of the Group's Agency and Execution and Hedging and Investment Solutions segments. The aim of investing in these securities are to realise the value through the crystallisation of the spread between buying and selling ,in Agency and Execution, and as hedges to client positions in Hedging and Investment Solutions. 2024 2023 $m $m Fixed income securities (current) 87.7 76.7 Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 202

19 Reverse Repurchase Agreements and Repurchase Agreements These assets and liabilities relate to business activities of the Group, and are invested to generate an income from the spread between the rate earned on the reverse repurchase agreement and the rate paid on the repurchase agreement. These assets and liabilities are measured at fair value through profit or loss. 2024 2023 $m $m $m $m Amortised Cost Fair value through Profit or Loss2 Amortised Cost (Restated1) Fair value through Profit or Loss (Restated1) Reverse repurchase agreements — 2,490.4 — 3,199.8 Repurchase agreements — (2,305.8) (3,118.9) — — 184.6 (3,118.9) 3,199.8 1. The prior year comparatives at amortised cost have been restated to be designated as fair value through profit or loss. The fair value and amortised cost measurement bases for 2023 were consistent and therefore there is no measurement impact of this restatement. 2. Repurchase agreements have been designated as financial liabilities at fair value through profit or loss during 2024 to reflect the fact that both assets and liabilities are managed together and therefore better reflects the economic reality, and avoids a valuation mismatch. Refer to note 3 (n) Reverse repurchase agreements, repurchase agreements, stock borrowing and stock lending for further detail. As at 31 December 2024, reverse repurchase agreements and repurchase agreements were carried at average interest rates of 5.17% and 5.12% respectively (2023: 5.42% and 5.38%). Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 203

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

20 Inventory

	2024 $m	2023 $m
Cryptocurrency - Trading	**6.9**	121.0
Carbon emission certificates and credits - Trading	**6.5**	23.5
Recyclable scrap metals	**22.4**	18.9
Total inventories at fair value less cost to sell	**35.8**	163.4

All inventories are held at fair value less cost to sell.

The Group economically hedges its exposure to cryptocurrencies and hence the Group's net exposure to market risk has not been material to our operations for the periods presented. As at 31 December 2024, the Group's overall net market risk exposure to cryptocurrencies was $1.1m (2023: $1.8m). The fair values of cryptocurrencies held as assets are determined based on quoted market prices and are classified as a level 1 valuation.

Carbon emission certificates and credits comprise:

- Solar renewable energy certificates (RECs) which are held to trade with a fair value of $6.0m (2023: $23.5m). The fair value is based on quoted market prices and classified as a Level 1 valuation under the fair value hierarchy.
- New Zealand Units (NZUs) which are held to trade with a fair value of $0.5m (2023:$nil). The fair value is based on observable market prices and classified as a Level 2 valuation under the fair value hierarchy.

Recyclable scrap metals are those where the Group has title over and is in transit from the supplier to the customer. The vast majority of recyclable scrap metals consist of non-ferrous metals and comprise various grades of copper (including brass), aluminium and lead. The fair value is determined based on quoted metal prices, which are discounted for grade and location where appropriate, and is classified as a Level 2 valuation.

The fair value movements charged to profit and loss are as follows:

	Cost 2024 $m	Fair value movement 2024 $m	Inventory 2024 $m
Cryptocurrencies	**8.9**	**(2.0)**	**6.9**
Carbon emission certificates and credits	**6.5**	**—**	**6.5**
Recyclable scrap metals	**22.6**	**(0.2)**	**22.4**
	38.0	**(2.2)**	**35.8**

	Cost 2023 $m	Fair value movement 2023 $m	Inventory 2023 $m
Cryptocurrencies	114.1	6.9	121.0
Carbon emission certificates and credits	26.9	(3.4)	23.5
Recyclable scrap metals	18.4	0.5	18.9
	159.4	4.0	163.4

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

21 Trade and Other Receivables

	2024 $m	2023 $m
Amounts due from exchanges, clearing houses and other counterparties	**3,215.5**	2,344.2
Amounts receivable from clients	**2,838.6**	1,728.0
Trade debtors	**785.8**	300.1
Default funds and deposits	**474.1**	259.4
Loans receivable	**89.8**	8.1
Other tax and social security taxes	**12.3**	10.8
Other debtors	**104.5**	119.0
Prepayments	**32.6**	20.2
	7,553.2	4,789.8

Included in amounts receivable from clients and amounts due from exchanges, clearing houses and other counterparties are segregated balances of $1,833.7m (2023: $1,699.5m) and non-segregated balances of $4,220.4m (2023: $2,372.7m).

Other debtors includes amounts related to sign-on bonuses of $41.5m (2023: $39.5m).

The Group recognises lifetime ECL allowance for trade debtors of $1.1m as at 31 December 2024 (2023: $1.1m) using a provision matrix under the simplified approach. Further to this, the Group has recorded within amounts due from exchanges, clearing houses and other counterparties, an ECL allowance of $15.2m as at 31 December 2024 (2023: $19.6m), based on individual assessment, to reflect the credit losses associated with certain counterparties. The Directors consider that the carrying amounts of trade and other receivables are not materially different to their fair value.

(a) Ageing of trade debtors and other receivables

The provision matrix for trade debtors is as follows.

2024	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Expected credit loss rate	**0.14%**	**0.14%**	**0.14%**	**0.14%**	**0.14%**	**0.14%**	
Trade debtors $m	**716.8**	**24.3**	**11.4**	**7.5**	**4.1**	**20.6**	**784.7**
Trade debtors lifetime ECL $m	**1.0**	**0.1**	**—**	**—**	**—**	**—**	**1.1**

2023	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Expected credit loss rate	0.33%	0.33%	0.33%	0.33%	0.33%	0.33%	
Trade debtors $m	135.2	120.8	22.7	5.2	3.1	12.0	299.0
Trade debtors lifetime ECL $m	0.9	0.2	—	—	—	—	1.1

205

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

21 Trade and Other Receivables continued

(a) Ageing of trade debtors and other Receivables continued

Below we present the ageing of the Group's other receivables different from trade debtors, excluding other tax and social security taxes and prepayments.

2024 ($m)	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Amounts due from exchanges, clearing houses and other counterparties	3,200.9	12.0	0.1	0.1	1.5	0.9	3,215.5
Amounts receivable from clients	2,825.7	4.2	2.9	1.5	2.1	2.2	2,838.6
Default funds and deposits	474.1	—	—	—	—	—	474.1
Loans receivable	89.7	—	—	—	—	0.1	89.8
Other debtors	103.7	0.1	—	0.1	—	0.6	104.5
							6,722.5
Corresponding allowance for loan losses ECL							13.8

2023 ($m)	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Amounts due from exchanges, clearing houses and other counterparties	2,329.5	0.1	0.2	0.1	—	14.3	2,344.2
Amounts receivable from clients	1,716.7	6.1	2.5	1.3	—	1.4	1,728.0
Default funds and deposits	259.4	—	—	—	—	—	259.4
Loans receivable	1.2	2.7	0.1	0.9	1.6	1.6	8.1
Other debtors	85.6	0.2	2.1	0.4	—	30.7	119.0
							4,458.7
Corresponding allowance for loan losses ECL							19.6

(b) Reconciliation of the movement in impairment allowance

	2024 $m	2023 $m
At 1 January	20.9	14.3
Bad debts written off	(4.5)	(0.5)
Released to the income statement	(3.2)	(2.0)
Charged to the income statement	1.5	9.1
Other balance sheet movements	0.5	—
At 31 December	15.2	20.9

The impairment allowance of $15.2m (2023: $20.9m) in the table above includes $0.3m (2023: $0.2m) ECL for cash and cash equivalents.

206

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

22 Borrowings

(a) Loans

	2024 $m	2023 $m
Short-term borrowings	**152.0**	—
Long-term borrowings	**—**	—
Total borrowings	**152.0**	—

	2024 $m	2023 $m
At 1 January	**—**	148.7
Repayments	**—**	(148.7)
Additional draws	**152.0**	—
Total borrowings	**152.0**	—

(b) Secured credit agreements

The Group, through its regulated subsidiary, Marex Capital Markets Inc. ('MCMI') has a $200.0m (2023: $125.0m) uncommitted securities financing facility arranged by a leading financial institution. Outstanding borrowing was $30.0m as at 31 December 2024 (2023: $nil).

In the ordinary course of its broker-dealer activities, MCMI has appointed The Bank of New York Mellon to act as its clearing agent ('Clearing Agent') for the purpose of clearing and settling transactions in securities maintained in the Federal Reserve/ Treasury book entry system for receiving and delivering Federal Reserve Board (FRB) Securities ('MCMI Clearing Agreement'). Under the terms of the MCMI Clearing Agreement, the Clearing Agent may finance, on an overnight basis, failed deliveries of FRB securities and/or the position in FRB Securities collateralised on FRB Securities, subject to certain haircuts. There was no outstanding borrowing as at 31 December 2024 (2023: $nil).

(c) Revolving credit facilities

On 30 June 2023, the Group refinanced its syndicated revolving credit facility (RCF) on improved terms and conditions with HSBC Bank plc. The RCF is unsecured and committed up to $150.0m (31 December 2023: $150.0m) with a renewal date of 30 June 2026. As at 31 December 2024 the facility was undrawn (2023: undrawn). The RCF contains certain financial and other covenants.

Interest on the amount utilised is calculated at a currency risk free rate plus a spread of 210 basis points plus a utilisation fee payable dependent on the percentage of utilisation. The maximum utilisation fee payable is 50 basis points. Interest on the unutilised portion is charged at a fixed percentage rate of 74 basis points (2023: 74 basis points).

The Group, through its regulated subsidiary, MCMI, has access to a $125.0m 364-day (2023: $100.0m) unsecured committed revolving credit facility arranged by a leading financial institution. Interest on the amount utilised is calculated as the US prime rate less 25 basis points. Borrowing of $122.0m was outstanding under this facility as at 31 December 2024 (2023: $nil). The credit facility agreement contains certain financial and other covenants.

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23 Derivative Instruments Derivative assets and derivative liabilities comprise the following: 2024 2023 Restated1 Financial assets $m $m Held for trading derivatives carried at fair value through profit and loss that are not designated in hedge accounting relationships: Synthetic equity swap 243.3 177.1 Agriculture contracts 296.7 171.9 Energy contracts 83.3 68.8 Foreign currency contracts 204.9 156.7 Precious metal contracts 1.3 0.1 Credit contracts 2.2 2.8 Metals contracts 3.2 11.5 Equity contracts 233.5 24.8 Crypto contracts 13.7 0.1 Rates contracts 55.6 11.9 Held for trading derivatives that are designated in hedge accounting relationships: Foreign currency contracts 0.1 6.1 Rates contracts 25.7 23.8 1,163.5 655.6 1. Certain prior period comparatives have been restated. Refer to note 3(b) and note 37 for further information. 2024 2023 Restated1 Financial liabilities $m $m Held for trading derivatives carried at fair value through profit or loss that are not designated in hedge accounting relationships: Agriculture contracts 221.5 131.5 Energy contracts 53.0 56.9 Foreign currency contracts 259.1 103.5 Precious metal contracts 3.9 2.6 Credit contracts 9.6 1.7 Metals contracts 3.1 5.6 Equity contracts 65.2 52.9 Crypto contracts 16.1 34.2 Rates contracts 62.8 13.1 Held for trading derivatives that are designated in hedge accounting relationships: Foreign currency contracts 24.2 0.2 Rates contracts 33.2 — 751.7 402.2 1. Certain prior period comparatives have been restated. Refer to note 3(b) and note 37 for further information. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 208

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

24 Deferred Tax

2024	At 1 January $m	Credited/ (expensed) to the income statement $m	Recognised on acquisition $m	Credited to other comprehensive income & equity $m	At 31 December $m
Acquired Intangibles	(1.1)	1.1	(4.9)	—	(4.9)
Compensation	0.1	1.6	—	—	1.7
Depreciation in excess of capital allowances	(1.8)	(0.8)	—	—	(2.6)
Lease accounting	1.8	0.4	—	—	2.2
Other short-term timing differences	6.2	(2.4)	—	—	3.8
Prepayments	—	—	—	—	—
Revaluation of investments, cash flow hedges and liabilities designated at FVTPL	0.7	(0.1)	—	11.0	11.6
Share-based payments	11.8	5.8	—	12.8	30.4
Tax losses	—	—	—	—	—
	17.7	5.6	(4.9)	23.8	42.2

2023	At 1 January $m	Credited/ (expensed) to the income statement $m	Recognised on acquisition $m	Credited to other comprehensive income & equity $m	At 31 December $m
Acquired Intangibles	0.5	0.2	(1.8)	—	(1.1)
Compensation	1.9	(1.8)	—	—	0.1
Depreciation in excess of capital allowances	(3.0)	1.2	—	—	(1.8)
Lease accounting	0.3	1.5	—	—	1.8
Other short-term timing differences	2.4	3.6	0.2	—	6.2
Prepayments	(0.2)	0.2	—	—	—
Revaluation of investments, cash flow hedges and liabilities designated at FVTPL	(0.3)	(0.1)	—	1.1	0.7
Share-based payments	4.7	5.1	(0.4)	2.4	11.8
Tax losses	1.2	(1.2)	—	—	—
	7.5	8.7	(2.0)	3.5	17.7

	2024 $m	2023 $m
Deferred tax asset	46.7	21.4
Deferred tax liability	(4.5)	(3.7)
31 December	42.2	17.7

Business Combinations

The recognition of Marex's deferred tax assets is dependent on the availability of sufficient taxable profits when the timing differences reverse. The acquisitions of Pinnacle Fuel LLC, Dropet and ILS Brokers Limited (2024) in addition to Cowen, OTCex, GMN, Eagle and ED&F acquisitions (2023) have not changed the probability of the availability of sufficient future taxable profits and therefore the probability of realising any pre-acquisition deferred tax assets has not changed. As such, no additional disclosure is made.

209

24 Deferred Tax continued Offset Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. Deferred tax balances have been measured using the tax rates that are expected to apply when the asset is realised or the liability is settled based upon the tax rates that have been enacted or substantially enacted by the balance sheet date. Unrecognised deferred tax assets The Group has unrecognised deferred tax assets in respect of the following: • Tax losses of $34.3m (2023: $27.5m) relate to losses with no expiry date. The increase in these unrecognised losses compared to the prior period is primarily driven by tax losses incurred during the year in Australia and losses acquired in Hong Kong. These assets are not recognised on the basis of insufficient evidence concerning profits being available against which deferred tax assets could be utilised. 25 Trade and Other Payables 2024 2023 $m $m Amounts due to exchanges, clearing houses and other counterparties 1,501.5 1,461.9 Amounts payable to clients 7,270.8 4,899.1 Accruals 468.3 379.8 Trade payables 470.2 16.1 Other tax and social security taxes 9.9 10.4 Deferred income 2.4 0.5 Other creditors 17.3 18.1 9,740.4 6,785.9 Included in amounts payable to clients and amounts due to exchanges, clearing houses and other counterparties are segregated balances of $4,733.5m (2023: $3,820.2m) and non-segregated balances of $4,038.8m (2023: $2,540.8m). The Directors consider that the carrying amount of trade and other payables is not materially different to their fair value. 26 Contingent Liabilities From time to time, the Group’s subsidiaries are engaged in litigation in relation to a variety of matters. In addition, the Group is required to provide information to regulators and other government agencies as part of informal and formal enquiries or market reviews. The Group's reputation may also be damaged by any involvement or the involvement of any of its employees or former employees in any regulatory investigation and by any allegations or findings, even where the associated fine or penalty is not material. As outlined above, in respect of legal matters or disputes for which a provision has not been made, notwithstanding the uncertainties that are inherent in the outcome of such matters, there are no individual matters which are considered to pose a significant risk of material adverse financial impact on the Group's results or net assets. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 210

27 Leases Right-of-use asset 2024 2023 $m $m As at 1 January 40.6 33.7 Additions during the year 37.9 22.8 Incentive of right-of-use asset (8.4) — Adjustment to initial recognition of right of use asset 1.2 (1.0) Depreciation charged to income statement (10.7) (9.7) Impairment of right of use asset (0.7) (5.2) As at 31 December 59.9 40.6 Lease liability 2024 2023 $m $m As at 1 January 52.6 38.9 Additions during the year 37.9 22.8 Interest expense charged to income statement 3.5 2.5 Payment of lease liabilities (15.0) (11.4) Foreign exchange revaluation (1.5) (0.1) Lease incentive — (0.1) As at 31 December 77.5 52.6 Lease liability 2024 2023 $m $m Current liability 10.5 13.2 Non-current liability 67.0 39.4 As as 31 December 77.5 52.6 Right-of-use assets relate to leasehold buildings. Other operating lease expenses, including service charges, utilities, property insurance and maintenance, amounted to $10.7m (2023: $8.7m). Operating lease expenses for short-term leases amounted to $1.5m (2023: $2.2m). In 2024, the Group extended the lease for the 4th and 5th floor at 155 Bishopsgate, London and also took on the lease for the 3rd floor of the same building. The lease terms will run until 2035 with a liability of $36.6m (2023: $8.8m). Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 211

27 Leases continued In 2024 the Group recognised an impairment of $0.7m (2023: $4.8m) on the leases of 190 South LaSalle, Chicago ($0.3m), Clark Plaza, New Jersey ($0.1m), Patterson Avenue, Virginia ($0.1m), and 150 Martingale, Chicago ($0.1m). The weighted average incremental borrowing rate applied to lease liabilities recognised in the statement of financial position as at 31 December 2024 is 6.45% (2023: 5.16%). The Group has the following leases that have the option of extension at the end of the lease term: • Asia Square Towers, Singapore – three years; • ICBC Tower, Hong Kong – three years; • 45th Street, New York – five years; • Montreal – five years; • Embarcadero Center, San Francisco – five years. The contractual maturities of lease liabilities as at 31 December are as follows: Lease liability 2024 2023 $m $m 1 year 14.0 13.8 1 to 5 years 52.9 31.5 More than 5 years 37.4 12.5 104.3 57.8 Less: future interest expense (26.8) (5.2) 77.5 52.6 Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 212

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

28 Share Capital

The following table provides the number and value of shares outstanding at the beginning and at the end of the period, which are further reconciled to their movements in subsequent sections of this note:

	Group and Company			
	Issued and fully paid		Issued and fully paid	
	2024 Number	2024 $'000	2023 Number	2023 $'000
Ordinary Shares of $0.000165 each	**0**	**—**	106,491,588	18
Ordinary Shares of $0.001551 each	**72,221,843**	**112**	0	—
Non-voting Ordinary Shares of $0.000165 each	**0**	**—**	3,986,376	1
Deferred Shares of $0.000469 each	**4,129,436**	**3**	107,491,490	69
Growth Shares of $0.000165 each	**0**	**—**	24,892,848	4
	76,351,279	**115**	242,862,302	92

There is no unauthorised share capital for any class of share. There are no shares issued but not fully paid.

In connection with the IPO, in April 2024, the following steps were taken to reorganise share capital. Such steps were completed immediately before the completion of the IPO:

1. **Ordinary shares reorganisation**

a) 24,892,848 Growth Shares of $0.000165 were reorganised as the following:

- The growth options were exercised which created 185,894 new growth shares.
- 25,078,742 Growth Shares of $0.000165 were converted into 15,148,855 Ordinary Shares of $0.000165 and 9,929,887 deferred shares of $0.000165 upon the occurrence of the IPO.
- 9,929,887 deferred shares of $0.000165 which were redenominated and consolidated to 2,806,815 Deferred Shares of £0.000469 by using the exchange rate equal to the average closing rate of exchange for the five days up to and ended 19 April 2024 for the relevant currency paid of USD/GBP $1.2446/£1. All 3,986,376 Non-voting Ordinary Shares as at 1 January 2024 and new issuance of 875,171 Non-voting Ordinary Shares to the holder of the warrant issued in 2012 and exercised before the occurrence of the IPO were reclassified to 4,861,547 Ordinary Shares of $0.000165.

b) In addition, 2,039,124 ordinary shares of $0.000165 were issued in the capital of the Company to the Employee Benefit Trust Limited in its role as nominee for the holders of Growth Shares in satisfaction of the dividends paid by Marex since the issuance of series 2016, 2019 and 2020 Growth shares in accordance with the terms upon which they were issued.

2. **Reverse Share Split**

- All 128,541,114 Ordinary Shares of $0.000165 were consolidated into 68,375,690 Ordinary Shares of $0.001551 at a conversion rate of 1.88 to 1.

3. **Deferred Share Cancellation**

- 106,168,869 Deferred Shares of £0.000469 each in the share capital of the Company were cancelled.

The Deferred shares have no voting rights, no right to participate in dividends or distributions and no right to redemption. On a return of capital on a winding up or otherwise, the assets of the Company available for distribution to its members shall be applied in paying a sum equal to £1 to the holders of the deferred shares pro rata according to the number of deferred shares held by them (rounded to the nearest £0.01, but such that the total paid in aggregate to all the holders shall in no event exceed £1).

As part of the initial public offering, 3,846,153 Ordinary Shares of US$0.001551 each in the share capital of the Company were then issued.The sale of shares raised $68.3m in cash, with issue costs of $4.8m.

The following is a roll forward analysis of the share movements outlining the share capital reorganisation completed prior to the IPO and movements for the year:

213

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

28 Share Capital continued

The following table provides a reconciliation of the share reorganisation activities outlined above:

	Group and Company					
	Ordinary shares of $0.001551 Number	Ordinary shares of $0.000165 Number	Non-voting Ordinary Shares of $0.000165 Number	Deferred Shares of £0.000469 Number	Growth Shares of $0.000165 Number	Total Number
At 1 January 2024	**0**	**106,491,588**	**3,986,376**	**107,491,490**	**24,892,848**	**242,862,302**
Ordinary shares reorganisation pre-IPO (1)	0	22,049,526	(3,986,376)	2,806,815	(24,892,848)	(4,022,883)
Total: Post ordinary shares organisation	**0**	**128,541,114**	**0**	**110,298,305**	**0**	**238,839,419**
Reverse share split (2)	68,375,690	(128,541,114)	0	0	0	(60,165,424)
Deferred share cancellation (3)	0	0	0	(106,168,869)	0	(106,168,869)
Total: Post share capital organisation	**68,375,690**	**0**	**0**	**4,129,436**	**0**	**72,505,126**
IPO	3,846,153	0	0	0	0	3,846,153
At 31 December 2024	**72,221,843**	**0**	**0**	**4,129,436**	**0**	**76,351,279**

The following table provides a reconciliation of the prior year movements in the Group's share capital:

	Group and Company				
	Ordinary shares Number	Non-voting ordinary shares Number	Deferred shares Number	Growth shares Number	Total Number
At 1 January 2023	106,491,588	3,986,376	107,462,989	24,992,848	242,933,801
Movement during the year	0	0	28,501	(100,000)	(71,499)
At 31 December 2023	106,491,588	3,986,376	107,491,490	24,892,848	242,862,302

On 6 November 2023, the Employee Benefit Trust acquired the beneficial interests in 100,000 Growth shares of $0.000165 each from an ex-employee. Subsequently, on 14 December 2023, the 100,000 Growth shares of $0.000165 each were redenominated from USD to GBP using the exchange rate USD/GBP $1.23/£1, such that the new denomination of the Growth shares became £0.000133668. The 100,000 Growth shares of £0.000133668 were then consolidated into 28,501 Growth shares of £0.000469 each. The 28,501 Growth shares of £0.000469 each were then re-designated as 28,501 Deferred shares of £0.000469 each.

The rights of the shares are as follows:

Class of share	Rights
Ordinary Shares	Full voting rights and right to participate in ordinary dividends ranking pari passu with non-voting ordinary shares. In the event of a winding up, entitled to a return of capital ranking pari passu with non-voting ordinary shares and no right of redemption.
Non-voting Ordinary Shares	As per ordinary shares, other than having no voting rights.
Deferred Shares	No voting rights, no right to participate in dividends or distributions and no right to redemption. On a return of capital on a winding up or otherwise, the assets of the Company available for distribution to its members shall be applied in paying a sum equal to £1 to the holders of the deferred shares pro rata according to the number of deferred shares held by them (rounded to the nearest £0.01, but such that the total paid in aggregate to all the holders shall in no event exceed £1).
Growth Shares	Following its initial public offering, the Company no longer has any growth shares. Growth shares were issued in several series as part of a share-based remuneration scheme. On a liquidity event such as an initial public offering or a sale, the growth shares entitled the holder thereof to a return should the proceeds exceed a specific level, as set for each series on issuance. The holders of growth shares had no voting rights, no rights to participate in dividends, no entitlements to participate in a winding up and could not impact the timing of a liquidity event. The growth shares were redeemable on a liquidity event in cash or by conversion into non-voting ordinary shares, as elected by the holders thereof. In the absence of such an election, the default settlement was conversion into non-voting ordinary shares. Prior to the initial public offering the holders of the growth shares elected to equity settle their awards.

214

29 Own Shares As at 31 December 2024, the Group (through the Employee Benefit Trust) held 1,930,957 (2023: 2,024,308) non-voting ordinary shares purchased at a total cost of $23.2m (2023: $9.8m). This amount is shown as a debit balance within total equity. The movement in 2024 consists of the issuance of 875,171 non-voting ordinary shares to the holder of warrants issued in 2012, which were subsequently redesignated into ordinary shares and repurchased at a total cost of $19.8m. The purchase cost is offset by the vesting of ordinary shares at a cost of $6.4m under the Deferred Bonus Plan. Refer to note 28, Share Capital, for further detail in relation to the share redesignation of non-voting ordinary shares into ordinary shares as a result of the IPO. 30 Additional Capital (AT1 securities) The Group has $97.6m of AT1 securities (2023: $97.6m) which are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable. In 2024, there was no new issuance of AT1 securities (2023: no new issuance). There were no redemptions in 2024 (2023: no redemptions). Interest on the securities, at a fixed rate of 13.25% per annum, is payable semi-annually in arrears in equal instalments on 30 June and 30 December in each year, commencing on 30 December 2022. On the first reset date on 30 December 2027, in the event that the securities are not redeemed, interest will be reset to the five-year semi-annual US treasury securities yield plus a margin of 10.158% per annum. The interest payment is fully discretionary and non-cumulative, and conditional upon the Group being solvent at the time of payment, having sufficient distributable reserves and not being required by the regulatory authorities to cancel an interest payment. Distributions amounting to $13.3m were made in 2024 (2023: $13.3m) on the AT1 securities. The securities are perpetual securities with no fixed redemption date. The Group may, in its sole and full discretion, subject to regulatory approval, redeem all (but not some only) of the securities on any day falling in the period commencing on (and including) 30 June 2027 and ending on (and including) the first reset date or on any interest payment date thereafter at the prevailing principal amount together with accrued but unpaid interest. In addition, the securities are redeemable at the option of the Group for certain regulatory or tax reasons, subject to regulatory approval. The securities, which do not carry voting rights, rank pari passu with holders of Tier 1 instruments (excluding the Company’s Ordinary shares). They rank ahead of the holders of ordinary share capital of the Company but junior to the claims of senior creditors of the Group. All AT1 securities will be converted into ordinary shares, at a pre-determined price, should the Group’s Investment Firms Prudential Regime CET1 Ratio fall to less than 64%. 31 Other Reserves The following describes the nature and purpose of the reserves within other reserves: Reserves Description Revaluation reserve Cumulative unrealised gains on investments in exchanges that are held at FVTOCI and recognised in equity as well as changes in own credit risk. Cash flow hedge reserve Cumulative unrealised gains and losses on hedging instruments deemed effective cash flow hedges. Currency translation reserve On consolidation, the results of overseas operations are translated into USD at rates approximating to those prevailing when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rates ruling at the prevailing date. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 215

32 Financial Instruments (a) Capital risk management For the purpose of the Group’s capital management, capital includes issued share capital, AT1 capital, share premium and all other equity reserves attributable to the equity holders of the Company as disclosed in notes 28, 30 and 31. The primary objective of the Group’s capital management is to maximise shareholder value. In order to achieve this overall objective, the Group’s capital management, amongst other things, aims to ensure that it meets the financial covenants attached to the interest-bearing borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the banks to immediately call in any loans and borrowings that the Group might have withdrawn at that point in time. There have been no breaches in the financial covenants of any interest-bearing loans and borrowings in the current or prior year. Many of the Group’s material operating subsidiaries are subject to regulatory restrictions and minimum capital requirements. As at 31 December 2024, each of these subsidiaries had net capital in excess of the requisite minimum requirements. These requirements are designed to ensure institutions have an adequate capital base to support the nature and scale of their operations. Management of regulatory capital forms an important part of the Group’s risk governance structure. A robust programme of regular monitoring and review takes place to ensure each regulated entity is in adherence to local rules and has capital in excess of external and internal limits. Subsidiaries subject to regulatory restrictions manage their requirements through regular submissions to their prudential regulators, and internal monitoring to maintain adherence with the Group’s risk appetite, as determined by the Board. One of those regulated entities is Marex Capital Markets Inc. (MCMI), regulated in the United States by both the Commodity Futures Trading Commission (‘CFTC’) and the Securities and Exchange Commission (‘SEC’). As a regulated Futures Commission Merchant ('FCM') and Broker Dealer, MCMI is subject to the SEC’s Uniform Net Capital Rule (Rule 15c3-1) and the CFTC’s minimum financial requirements for FCMs and introducing brokers (Regulation 1.17), which require the maintenance of minimum net capital. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators. Specifically, MCMI is required to hold sufficient regulatory capital to support its activities and regulatory approval must be obtained prior to the repayment of 10% or more of excess net capital. As at 31 December 2024, MCMI had $723.4m (2023: $664.2m) of capital, of which the subordinated borrowing by the Group was $345.0m (2023: $345.0m) and of which excess net capital was $212.2m (2023: $280.9m). Owing to the local requirement to obtain regulatory approval for payments of amounts in excess of 10% of the excess net capital, or $21.2m (2023: $28.1m), MCMI’s ability to transfer the remaining $323.8m (2023: $316.9m) of capital to its parent is restricted. No changes were made in objectives, policies or processes for managing capital during the year. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 216

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

32 Financial Instruments continued

(b) Categories of financial instruments

Below is an analysis of the Group's financial assets and liabilities as at 31 December.

2024 Financial assets	FVTPL $m	FVTOCI $m	Amortised cost $m	Total $m
Investments	—	24.0	—	24.0
Treasury instruments[2]	29.7	—	3,539.0	3,568.7
Fixed income securities[2]	87.7	—	—	87.7
Equity instruments	4,678.0	—	—	4,678.0
Derivative instruments[3]	1,162.0	1.5	—	1,163.5
Stock borrowing	1,781.7	—	—	1,781.7
Reverse repurchase agreements	2,490.4	—	—	2,490.4
Amounts due from exchanges, clearing houses and other counterparties	—	—	3,215.5	3,215.5
Amounts receivable from clients	51.9	—	2,786.7	2,838.6
Trade debtors	108.7	—	677.1	785.8
Default funds and deposits	—	—	474.1	474.1
Loans receivable	—	—	89.8	89.8
Other debtors[6]		—	63.0	63.0
Cash and cash equivalents	—	—	2,556.6	2,556.6
	10,390.1	25.5	13,401.8	23,817.4

2023 Financial assets (Restated)[1]	FVTPL $m	FVTOCI $m	Amortised cost $m	Total $m
Investments	—	16.2	—	16.2
Treasury instruments[2]	—	—	2,905.6	2,905.6
Fixed income securities[2]	76.7	—	—	76.7
Equity instruments	1,521.3	—	—	1,521.3
Derivative instruments (Restated)[1,3,4]	652.5	3.1	—	655.6
Stock borrowing (Restated)[5]	2,501.4	—		2,501.4
Reverse repurchase agreements (Restated)[5]	3,199.8	—	—	3,199.8
Amounts due from exchanges, clearing houses and other counterparties	—	—	2,344.2	2,344.2
Amounts receivable from clients[5]	12.0	—	1,716.0	1,728.0
Trade debtors (Restated)[5]	38.1	—	262.0	300.1
Default funds and deposits	—	—	259.4	259.4
Loans receivable	—	—	8.1	8.1
Other debtors[6]	—	—	79.5	79.5
Cash and cash equivalents	—	—	1,483.5	1,483.5
	8,001.8	19.3	9,058.3	17,079.4

1. Certain prior period comparatives have been restated. Refer to note 3(b) and note 37 for further information.
2. The fair value of the Treasury Instruments, which are Level 1 instruments as they are all quoted instruments, held at amortised cost at 31 December 2024 was $3,541.7m (2023: $2,972.5m). The fair values of other assets and liabilities at amortised cost are consistent with the carrying amount. Treasury instruments and fixed income securities have been presented separately for 2024 to better reflect the business model as the fixed income portfolio is managed at fair value, 2023 comparatives have been aligned for consistency.
3. The Group manages the fixed interest risk on its vanilla debt instrument through interest rate and cross currency swaps as hedging instruments. Refer to note 32 (f).
4. The $0.1m (2023: $3.1m) are hedging derivatives at FVTOCI due to being designated in a cash flow hedging relationship.
5. The Group represented the balances for reverse repurchase agreements, stock borrowing, trade facilitation and receivables from LME to reflect the underlying way that the assets are managed. These assets were previously presented as assets held at amortised cost, but have been adjusted to FVTPL. As at 31 December 2023, the difference between FVTPL and amortised cost is $0.5m for stock borrowing and $0.1m for the reverse repurchase agreements.
6. $41.5m (2023: $39.5m) of the other debtors balance relates to sign-on bonuses (note 21) and are not included in the table above as they are not a financial asset.

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

32 Financial Instruments continued

(b) Categories of financial instruments continued

2024 Financial liabilities	FVTPL $m	FVTOCI $m	Amortised cost $m	Total $m
Repurchase agreements	2,305.8	—	—	2,305.8
Derivative instruments[2]	724.2	27.5	—	751.7
Short securities	1,704.6	—	—	1,704.6
Amounts due to exchanges, clearing houses and other counterparties	—	—	1,501.5	1,501.5
Amounts payable to clients	65.1	—	7,205.7	7,270.8
Trade payables	7.4	—	462.8	470.2
Other creditors	—	—	17.3	17.3
Stock lending	3,480.9	—	1,471.2	4,952.1
Short-term borrowings	—	—	152.0	152.0
Debt securities[3]	2,674.6	—	929.9	3,604.5
Lease liability	—	—	77.5	77.5
	10,962.6	27.5	11,817.9	22,808.0

2023 Financial liabilities (Restated)[1]	FVTPL $m	FVTOCI $m	Amortised cost $m	Total $m
Repurchase agreements	—		3,118.9	3,118.9
Derivative instruments (Restated)[1,2]	402.0	0.2	—	402.2
Short securities	1,924.8	—	—	1,924.8
Amounts due to exchanges, clearing houses and other counterparties	—	—	1,461.9	1,461.9
Amounts payable to clients	105.2	—	4,793.9	4,899.1
Trade payables	5.6	—	10.5	16.1
Other creditors	—	—	18.1	18.1
Stock lending	—	—	2,323.3	2,323.3
Debt securities[3]	1,857.9	—	358.4	2,216.3
Lease liability	—	—	52.6	52.6
	4,295.5	0.2	12,137.6	16,433.3

1. Certain prior period comparatives have been restated. Refer to note 3(b) and note 37 for further information.
2. Of the derivative instruments, $1.4m (2023: $0.2m) are hedging derivatives at FVTOCI but designated in a cash flow hedging relationship (note 32(f)).
3. Debt securities includes EMTN and the Group's Senior Note Program measured at amortised cost for which we apply fair value hedge accounting.

(c) Equity securities

Equity instruments are purchased primarily to facilitate the stock lending and borrowing business, which is part of the agency and execution business segment, and to facilitate counterparty requirements. Additionally, some equity instruments are purchased for the Group's own account to hedge the economic exposure arising from the Group's activities. This includes the Group's issued debt and equity securities and over-the-counter derivatives undertaken with the Group's clients where equities are the underlying risk.

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

32 Financial Instruments continued

(d) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

As a member of the London Metal Exchange ('LME'), the Group is subject to the settlement and margining rules of LME Clear. The majority of LME products transacted by the Group are forward contracts. LME forwards that are in-the-money do not settle in cash until the maturity ('prompt') date, while the Group is required to post margin to cover loss-making contracts daily. In accordance with the LME Clear rules, the Group is able to utilise forward profits to satisfy daily margin requirements which are set-off against loss-making contracts. Consequently, trade payables and amounts due from exchanges, clearing houses and other counterparties are presented on a net basis in the statement of financial position. The balance of trade receivables includes offsetting of LME forwards against any cash collateral held with the LME.

The Group nets certain repurchase and reverse repurchase agreements with the same counterparty where the conditions of offsetting are met, including the existence of master netting agreements between the relevant subsidiary and its counterparties.

The effect of offsetting is disclosed below:

2024	Gross amount $m	Amounts set-off $m	Net amount presented $m	Non-cash collateral rec'd/ (pledged) $m	Cash collateral rec'd/ (pledged) $m	Net amount $m
Financial assets						
Amounts due from exchanges, clearing houses and other counterparties	**3,723.0**	**(507.5)**	**3,215.5**	**—**	**—**	**3,215.5**
Reverse repurchase agreements	**50,848.4**	**(48,358.0)**	**2,490.4**	**(2,490.4)**	**—**	**—**
Derivative instruments	**2,278.8**	**(1,115.3)**	**1,163.5**	**—**	**(420.1)**	**743.4**
Financial liabilities						
Amounts due to exchanges, clearing houses and other counterparties	**1,919.3**	**(417.8)**	**1,501.5**	**—**	**—**	**1,501.5**
Repurchase agreements	**50,663.8**	**(48,358.0)**	**2,305.8**	**(2,279.3)**	**—**	**26.5**
Derivative instruments	**1,867.0**	**(1,115.3)**	**751.7**	**—**	**(192.2)**	**559.5**

2023 (Restated)[1]	Gross amount $m	Amounts set-off $m	Net amount presented $m	Non-cash collateral rec'd/ (pledged) $m	Cash collateral rec'd/ (pledged) $m	Net amount $m
Financial assets						
Amounts due from exchanges, clearing houses and other counterparties	2,539.5	(195.3)	2,344.2	—	—	2,344.2
Reverse repurchase agreements	19,094.6	(15,894.8)	3,199.8	(3,086.6)		113.2
Derivative Instruments (Restated)[1]	695.1	(39.5)	655.6	—	(184.5)	471.1
Financial liabilities						
Amounts due to exchanges, clearing houses and other counterparties	1,814.5	(352.6)	1,461.9	—	—	1,461.9
Repurchase agreements	19,013.7	(15,894.8)	3,118.9	(3,096.2)	—	22.7
Derivative Instruments (Restated)[1]	441.7	(39.5)	402.2	—	(128.5)	273.7

1. Certain prior period comparatives relating to derivatives have been restated. Refer to note 3(b) and note 37 for further information.

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32 Financial Instruments continued (e) Debt securities Financial Products Programs In 2018 and September 2021, we launched our Structured Notes Program and Public Offer Program (together, the 'Financial Products Programs'), respectively, which are at the core of our Financial Products business. The Financial Products business is part of our Hedging and Investment solutions segment and provides our clients with structured investment products (the 'Structured Notes') and represents a way to diversify our sources of funding and to reduce the utilisation of our revolving credit facilities. The Financial Products business allows investors to build their own Structured Notes across numerous asset classes, including commodities, equities, foreign exchange and fixed income products. Under the Financial Products Program, the Company and Marex Financial (a subsidiary) may issue warrants, certificates or notes, including auto callable, fixed, stability and capital linked notes with varied terms. As at 31 December 2024, the Group had $2,667.4m (2023: $1,850.4m) of debt securities issued under the Financial Products Program with an average expected maturity of 17 months (2023: 15 months) however some of those debt securities issued include early redemption clauses exercised at the election of the investor if the underlying conditions are met. The average imputed interest rate of the notes was 6.4% (2023: 7.8%). These notes are designated at fair value through profit and loss. Tier 2 Program Under the Tier 2 Program, Marex Financial may issue subordinated notes including fixed or floating rate, zero coupon, share or index linked notes with varied terms that qualify as Tier 2 Capital. The Tier 2 Program has been approved by the Vienna Stock Exchange and the Tier 2 Notes are listed on the Vienna Multilateral Trading Facility. As at 31 December 2024, the Group had $7.2m (2023: $7.4m) of debt securities issued under the Tier 2 Program with an average maturity of 14 months (2023: 26 months) and an average interest rate of SOFR plus 643 basis points (2023: SOFR plus 643 basis points). EMTN Program In October 2022, the Company entered into a Euro Medium Term Note (‘EMTN’) Program under which it may, from time to time, issue tranches of notes of varying terms (EMTN Notes). The maximum aggregate principal amount of EMTN Notes outstanding at any time during the duration of the EMTN Program is $750.0m (or the equivalent in other currencies). The EMTN Notes constitute direct, unconditional, unsubordinated and unsecured obligations of the Company. The EMTN Notes rank at least pari passu with all other outstanding unsecured and unsubordinated obligations of the Company. The EMTN Program also contains certain customary events of default and optional redemption, and the Company has provided certain customary undertakings, such as restricting the creation of security over the Company's and the Company's subsidiaries’ assets. The EMTN Program and the EMTN Notes are listed on the Vienna Multilateral Trading Facility of the Vienna Stock Exchange. In February 2023, the Company issued senior fixed rate notes due 2 February 2028 in the amount of €300m for net proceeds of $325.6m at an interest rate of 8.38%. As at 31 December 2024, the Group had $333.4m (2023: $358.5m) of debt securities issued under the EMTN Program with an average maturity of 37 months (2023: 49 months) and an average interest rate of 8.38% (2023: 8.38%). These EMTN notes are designated in a fair value hedging relationship for interest rate risk. In addition to the above debt programs, the Group issued Additional Tier 1 (AT1) securities which are accounted for as equity instruments and disclosed in note 30. Senior Note Program In October 2024, the Company entered into a Senior Note Program under which it can offer up to $700.0m in aggregate principal amount of notes on a continuous basis. The specific terms of each series of notes will be set prior to the time of the sale and will be described separately. The senior notes will represent direct, senior and unsecured obligations and rank pari passu with other senior unsecured indebtedness, and the notes of a series will rank equally and without any preference among themselves. The Senior Notes program contains certain customary events of default and optional redemption, and the Company has provided certain customary undertakings, such as restricting the creation of security over the Company’s and the Company’s subsidiaries’ assets. The Senior Note Program and the Senior Notes are listed on the Vienna Multilateral Trading Facility of the Vienna Stock Exchange. In November 2024, the Company issued senior fixed rate notes due 4 November 2029 totalling $600.0m for net proceeds of $596.7m at an interest rate of 6.404%. As at 31 December 2024, the Group had $596.5m of debt securities issued under the Senior Note Program with an average maturity of 58 months and an average interest rate of 6.4%. These Senior Note Program notes are designated in a fair value hedging relationship for interest rate risk. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 220

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

32 Financial Instruments continued

(f) Financial risk management objectives

The Group's activities expose it to a number of financial risks including credit risk, market risk and liquidity risk.

The Group manages these risks through various control mechanisms and its approach to risk management is both prudent and evolving.

Overall responsibility for risk management rests with the Board. Dedicated resources within the Risk Department control and manage the exposures of the Group's own positions, the positions of its clients and its exposures to its counterparties, within the risk appetite set by the Board.

Credit risk

The maximum credit risk exposure relating to financial assets is represented by the gross carrying value as at the balance sheet date. Credit risk in the Group principally arises from cash and cash equivalents deposited with third party institutions, exposures from transactions and balances with exchanges and clearing houses, and exposures resulting from transactions and balances relating to customers and counterparties, some of which have been granted credit lines.

The Group only makes treasury deposits with banks and financial institutions that have received approval from the Group's Executive Credit and Risk Committee (or their authorised delegates). These deposits are also subject to counterparty limits with respect to concentration and maturity.

The Group's exposure to customer and counterparty transactions and balances is managed through the Group's credit policies and, where appropriate, the use of initial and variation margin credit limits, in conjunction with position limits for all customers and counterparties. These exposures are monitored both intraday and overnight. The limits are set by the Group's Executive Credit and Risk Committee (or their authorised delegates) through a formalised process.

Credit quality

The table below reflects the Credit quality of financial assets and does not take into account collateral held.

	2024 $m	2023 Restated[1] $m
AA and above	**11,098.3**	8,604.5
AA-	**3,569.4**	1,920.8
A+	**882.4**	488.9
A	**3,906.3**	11.7
A-	**39.9**	162.0
BBB+	**257.3**	57.0
Lower and unrated	**4,063.8**	5,834.5
	23,817.4	17,079.4

1. Certain prior period comparatives have been restated. Refer to note 3(b) and note 37 for further information.

The Group has received collateral in respect of its derivative assets during the year ended 31 December 2024 amounting to $420.1m (2023: $184.5m). Collateral was recognised in amounts due to exchanges, clearing houses and other counterparties.

Market risk

The Group's activities expose it to financial risks primarily generated through financial (interest rate, equity and foreign exchange markets) and commodity market price exposures. The Group's Agency & Execution, Market Making and Hedging and Investment Solutions businesses generate market risk as the Group acts as principal.

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32 Financial Instruments continued (f) Financial risk management objectives continued Market risk sensitivity The Group manages market risk exposure using appropriate risk management techniques within predefined and independently monitored parameters and limits. The Group uses a range of tools to monitor and limit market risk exposures. These include Value-at-Risk (‘VaR’), sensitivity limits and stress testing. VaR, risk sensitivity limits and stress testing have been implemented, as appropriate, to provide oversight and control over the Agency & Execution, Market Making and Hedging and Investment Solutions segments and to ensure that trading is conducted within the pre-set risk appetite of the Board. Continuous development of the Group’s VaR framework and risk sensitivities will ensure a more consistent method of risk management for all desks. Value at Risk VaR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence. The VaR model used by the Group for the Metals, Agriculture, Energy and CSC business is based upon the Monte Carlo simulation technique. The VaR model for the OTC FX, US Repo and the US and EMEA Securities Financing businesses in the Agency & Execution segment and the Equity Market Making, Frontier FX, Interest Rate Swaps, Corporate Bonds, Delta One Total Return Futures businesses and the Volatility Performance Fund in the Market Making segment is based on the Historical Simulation technique. The Group validates VaR by comparing to alternative risk measures, for example, scenario analysis and exchange initial margins as well as the back testing of calculated results against actual profit and loss. The Group recognises the limitations of VaR by augmenting its VaR limits with other position and sensitivity limit structures. The Group also applies a wide range of stress testing, both on individual portfolios and on the Group’s consolidated positions. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 222

32 Financial Instruments continued (f) Financial risk management objectives continued Market risk management in the Agency & Execution segment VaR, risk sensitivity limits and stress testing are used to assess market risk associated with the Capital Markets business in the Agency & Execution segment. Those parts of the Capital Markets business within the Agency & Execution segment which exhibit market risk are the OTC FX, US Repo and the US and EMEA Securities Financing businesses. Market Risk for the OTC FX desk is monitored and regulated through limits based on FX Delta at the currency, tenor and overall book level and book level VaR. VaR production and monitoring for this business started in 2024 and the VaR as at 31st December 2024 was less than $0.5m. Market Risk for the US Repo desk is monitored and regulated through daily limits based on DV01, and O/N vs term activity and book level VaR.The VaR at 31 December 2024 was less than $0.5m (2023: less than $0.5m). Market Risk for the US Securities Financing desk is monitored and regulated through daily limits based on GMV Trigger, P&L Loss Trigger, Term Limits and book level VaR.The VaR at 31 December 2024 was less than $0.5m (2023: less than $0.5m). Market Risk for the EMEA Securities Financing desk is monitored and regulated through limits based on FX Delta, DV01, notional and tenor level. Market risk management in the Market Making segment VaR, risk sensitivity limits and stress testing are used to assess market risk associated with the Metals, Agriculture, Energy and CSC business, with equities and businesses within Capital Markets in the Market Making segment. Those parts of the Capital Markets business within Market Making which exhibit market risk are the Equity Market Making desk, Frontier FX, Interest Rate Swaps, Corporate Bonds, Delta One Total Return Futures and the Volatility Performance Fund. For the Metals, Agriculture, Energy and CSC business, the VaR as at 31 December 2024 was less than $4.0m (2023: less than $2.5m) and the average monthly VaR for the year ended 31 December 2024 was less than $3.0m (2023: less than $2.5m). Market Risk for the Equity Market Making business is systematically monitored and regulated through limits based on net-delta at the stock, book and overall portfolio levels, with triggers in place for monitoring gross long/short exposures. Additionally, a VaR limit is implemented to oversee and manage the desk activities. The VaR at 31 December 2024 was less than $0.5m (2023: less than $0.5m). Market Risk for the Frontier FX desk is monitored and regulated through limits based on FX Delta at the currency and tenor level and overall book level VaR. VaR production and monitoring for this business started in 2024 and the VaR as at 31st December 2024 was less than $0.5m. Market Risk for the Interest Rate Swaps desk is systematically monitored and regulated through limits based on PV01 at the currency, tenor and overall book level and book level VaR. VaR production and monitoring for this business started in 2024 and the VaR as at 31 December 2024 was less than $0.5m. Market Risk for the US Corporate Bonds desk is monitored and regulated through limits based on VaR, Stress, DV01 and Issuer GMV. The VaR at 31 December 2024 was less than $0.5m (2023: less than $0.5m). Market Risk on The Delta One Total Return Futures desk, launched this year, is managed both by risk sensitivity analysis (delta and dividend) to remain within the agreed limits. The delta and dividend exposure of the desk at 31 December 2024 was less than $0.5m. Market risk in the Volatility Performance Fund is managed both by risk sensitivity analysis and stress testing to remain within the agreed limits. The stress exposure for the Volatility Performance Fund as at 31 December 2024 was less than $0.5m (2023: less than $0.5m). Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 223

32 Financial Instruments continued (f) Financial risk management objectives continued Market risk management in the Hedging and Investment Solutions segment The Hedging and Investment Solutions segment offers bespoke hedging solutions in the form of customised OTC derivatives and includes the structured notes issuance program. The market risk profile of the business is managed via risk sensitivities according to the prevailing risk factors of issued products and hedges. This is monitored and controlled daily on a net risk profile for each desk and supported by additional stress concentration and scenario-based analyses. Sensitivity analysis measures the impact of individual market factor movements on specific instruments or portfolios, including the key risks per asset class as follows: • Commodity risk • Equity risk • Foreign exchange risk • Interest rate risk • Credit spread risk • Crypto currency risk Risk sensitivity limits together with scenario stresses are used to manage the market risk for the Hedging and Investment Solutions segment given the inherent complexity of its products. The products traded within this segment gives rise to a number of different market risk exposures, commonly known as the “greeks”, e.g. delta, gamma, vega. Within each asset class, and in aggregate across the segment, the market risks are captured, measured, monitored and limited within the risk limits agreed with the Market Risk function. The net equity market risk exposure to customised OTC derivatives, which includes structured notes issuance, within Hedging and Investment Solutions, including hedges, using the delta measure for the year ending 31 December 2024 was less than $8.5m (2023: less than $0.5m). Risks on other asset classes are small. Sensitivity measures are used to monitor the market risk positions within each risk type, and granular risk limits are set for each desk with consideration for market liquidity, customer demand and capital constraints among other factors. Risk sensitivity calculations are made using a dedicated Risk Engine, whose models have been validated. They are calculated by altering a risk factor and repricing all products to observe the profit and loss impact of the change. The Group issues products on cryptocurrencies, primarily Bitcoin and Ethereum. There are residual exposures in four other cryptocurrencies, driven from two structured notes previously issued. The exposures to cryptocurrencies are detailed in note 20. Foreign currency risk The Group’s policy is to minimise volatility as a result of foreign currency exposure. We monitor net exposure in foreign currencies on a daily basis and buy or sell currency to minimise the exposure. We also enter into hedges for material future dated non-USD commitments through the use of derivative instruments, which may be designated as cash flow hedge relationships in accordance with the Group's accounting policy. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 224

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Notes to the Consolidated Financial Statements continued

For the Year Ended 31 December 2024

32 Financial Instruments continued

(f) Financial risk management objectives continued

Cash flow hedge

a) Foreign Currency

The associated gains and losses on derivatives that are used to hedge GBP commitments are recognised in other comprehensive income and will be recycled when the anticipated commitments take place and included in the initial cost of the hedged commitments.

The following table details the foreign currency forward contracts, held within derivatives on the statement of financial position, that are designated in cash flow hedging relationships:

	2024			
Outstanding contracts	Average forward rates ($/£)	Foreign currency $m	Notional value $m	Fair value assets $m
Derivative assets designated as cash flow hedges				
Less than 3 months	**1.2451**	**5.6**	**4.5**	**—**
3 to 6 months	**1.2502**	**24.4**	**19.5**	**—**
6 to 12 months	**1.2472**	**11.2**	**9.0**	**0.1**
		41.2	**33.0**	**0.1**

	2024			
Outstanding contracts	Average forward rates ($/£)	Foreign currency $m	Notional value $m	Fair value liabilities $m
Derivative liabilities designated as cash flow hedges				
Less than 3 months	**1.2723**	**58.2**	**45.8**	**0.9**
3 to 6 months	**1.2729**	**19.1**	**15.0**	**0.3**
6 to 12 months	**1.2732**	**37.9**	**29.8**	**0.7**
		115.2	**90.6**	**1.9**

	2023			
Outstanding contracts	Average forward rates ($/£)	Foreign currency $m	Notional value $m	Fair value assets $m
Derivative assets designated as cash flow hedges				
Less than 3 months	1.2293	28.9	23.5	1.3
3 to 6 months	1.2301	14.7	12.0	0.6
6 to 12 months	1.2303	29.4	23.9	1.2
		73.0	59.4	3.1

	2023			
Outstanding contracts	Average forward rates ($/£)	Foreign currency $m	Notional value $m	Fair value liabilities $m
Derivative liabilities designated as cash flow hedges				
Less than 3 months	1.2912	3.9	3.0	(0.1)
3 to 6 months	1.2986	3.9	3.0	—
6 to 12 months	1.2856	7.7	6.0	(0.1)
		15.5	12.0	(0.2)

As at 31 December 2024, the aggregate amount of gains/(losses) under foreign exchange forward contracts deferred in the cash flow hedge reserve relating to the exposure on these anticipated future commitments is a loss of $1.8m (2023: $2.9m gain). It is anticipated that these commitments will become due monthly over the course of the next twelve months, at which time the amount deferred in equity will be recycled to profit and loss.

225

32 Financial Instruments continued (f) Financial risk management objectives continued As at 31 December 2024 no ineffectiveness (2023: $nil) has been recognised in profit and loss arising from the hedging of these future dated GBP commitments. b) Interest Rate Risk The Group is exposed to interest rate risk on cash, investments, derivatives, client balances and bank borrowings. The main interest rate risk is derived from interest-bearing deposits in which the Group invests surplus funds and bank borrowings, although the Group’s exposure to interest rate fluctuations is limited through the offset that exists between the bulk of its interest-bearing assets and interest-bearing liabilities. Since the return paid on client liabilities is generally reset to prevailing market interest rates on an overnight basis, the Group is only exposed for the time it takes to reset its investments which are held at rates fixed for a maturity which does not exceed three months, with the exception of US Treasuries, which have a maturity of up to two years. The Group’s risk management strategy is to reduce the volatility in the Group’s interest receipts owing to changes in the short term reference rate for the Group’s short term deposits. As such, management monitors the reference rates to ensure that any adverse changes in the reference rate does not adversely affect the Group’s earnings. During 2024, to hedge against future perceived interest rate headwinds, the Group entered into a series of interest rate swaps in USD and EUR to ensure a smoother profile of interest rate returns. The Group has designated certain interest rate swaps as hedging instruments and the associated gains and losses on the interest rate swaps hedging future interest cash flows are recognised in other comprehensive income. The following table details the interest rate swap contracts (within derivatives on the statement of financial position) that are designated in hedging relationships: 2024 Outstanding contracts Notional value $m Net Amount Presented $m Derivative assets designated as cash flow hedges Up to 6 months 45.7 0.1 6 to 12 months 120.7 0.1 1 to 5 years 145.0 1.3 311.4 1.5 2024 Outstanding contracts Notional value $m Net Amount Presented $m Derivative liabilities designated as cash flow hedges Up to 6 months 125.0 — 6 to 12 months 150.0 (0.4) 1 to 5 years 1,875.0 (25.7) 2,150.0 (26.1) The Group has interest rate exposure related to the changes in the short term reference rate on the Group’s overnight deposits. The Group has entered into interest rate swap contracts to hedge the interest rate risk arising from the deposits, which are designated as cash flow hedges. As at 31 December 2024, the aggregate amount of gains/(losses) under foreign exchange forward contracts deferred in the cash flow hedge reserve relating to the exposure on these anticipated future commitments is a loss of $24.6m (2023: $nil). As at 31 December 2024 no ineffectiveness has been recognised in profit and loss arising from the hedging of these future dated GBP commitments (2023: $nil). The Group’s exposures to interest rate risk arise from financial assets and liabilities measured at fair value, issued debt securities, investments, client balances and derivatives. Changes in interest rates also have an impact on the Group’s net interest income. The overarching risk objective is to match the risk profile of interest-bearing assets and liabilities, while maintaining risk limits and monitoring processes for residual exposures. Interest rate risk arising from financial assets and financial liabilities measured at fair value within our trading portfolio is managed as part of the market risk management framework. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 226

32 Financial Instruments continued (f) Financial risk management objectives continued b) Interest rate risk continued The Group’s exposures to interest rate risk arise from financial assets and liabilities measured at fair value, issued debt securities, investments, client balances and derivatives. Changes in interest rates also have an impact on the Group’s net interest income. The overarching risk objective is to match the risk profile of interest-bearing assets and liabilities, while maintaining risk limits and monitoring processes for residual exposures. Interest rate risk arising from financial assets and financial liabilities measured at fair value within our trading portfolio is managed as part of the market risk management framework.The Group’s approach to issued debt securities, including medium- term note programs, is to convert fixed rate coupons to floating rates of interest to match predominantly floating interest rate earning assets. This is typically achieved using interest rate derivatives, which are designated as fair value hedge relationships in accordance with the Group’s accounting policy. The interest rate risk of investments is managed by approved risk limits, which consider credit quality and duration. The Group’s objective is to reduce the volatility of net interest income arising from client-driven balances (e.g. cash deposits to meet margin requirements), which can be remunerated on a fixed or floating (spread) basis. Interest rate exposure arises from fixed rate client interest terms, where the corresponding assets yield a floating rate of interest at an exchange, bank account and investments. The Group has entered into a rolling portfolio of interest rate swaps, for a portion of relevant client balances, which are designated as fair value hedges in accordance with the Group accounting policy. The interest rate movements are monitored for potential impact to net interest income ('NII') continuously. The Group is sensitive to movements in short term rates, as changes to the rate will require a rebalancing of any fixed rate exposure. The Group considers that short term rates include rates that reference periods between overnight and three months on the basis that these are the most common fixing periods for interest rate products. The interest rate exposure is managed using a variety of instruments and is exposed to material changes in the short term rates as these are likely to reflect fixing periods during which floating rate exposure is effectively fixed until the next fixing date is reached. Analysis of recent changes to short term rates suggest that movements are usually within a 100bps range; this is based on a review of Fed Funds rate moves over a rolling 3-month period between January 2022 and September 2023 and as such, the Group has considered a movement of 100bps to be an extreme scenario over a 3-month period. The Group has modelled the interest rate sensitivity to include the impact of rate movements on the income earned on average investment balances offset with expenses paid on interest bearing liabilities and debt funding. This reflects the proportion of client assets which are interest bearing and the average balances of our debt funding. The sensitivity analysis has been determined based on the exposure at the reporting date and does not include effects that may arise from increased margin calls at exchanges, changes in client behaviour or related management actions. It is estimated, that as at 31 December 2024, if the relevant short term interest rates had been 100bps higher, NII on interest- bearing financial assets and financial liabilities for the year ended 31 December 2024 would increase by $17m (2023: $38m). If the short-term interest rates had been 100bps lower, NII for interest-bearing financial assets and financial liabilities for the year ended 31 December 2023 would decrease by $17m (2023: $38m). This impact relates solely to NII and does not include the impact of compensation or taxes which would reduce the impact on profit after tax. Fair value hedge At 31 December 2024, the Group had an interest rate swap and a cross currency swap agreement in place with a notional amount of €300m whereby the Group receives SOFR + 6.1% and $327.3m in return for €300m and paying fixed 8.375%. The interest rate swap and cross currency swap are being used to hedge the exposure to changes in the fair value of the fixed rate 8.375% senior debt issuance. At 31 December 2024, the Group also had an interest rate swap with a notional amount of $600.0m whereby the Group receives the fixed rate of 6.404% and pays the floating rate of SOFR + 2.5751%. The risk being hedged is the exposure to changes in the fair value of the fixed-rate senior bond issuance due to fluctuations in market interest rates. There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate swap match the terms of the fixed rate loan (i.e. notional amount, maturity, payment and reset dates). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swap is identical to the hedged risk component. To test the hedge effectiveness, the Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in the fair value of the hedged item attributable to the hedged risk. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 227

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Notes to the Consolidated Financial Statements continued

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(f) Financial risk management objectives continued

Hedge ineffectiveness can arise from:

- different interest rate curve applied to discount the hedged item and hedging instrument;
- differences in timing of cash flows of the hedged item and hedging instrument;
- the counterparties' credit risk differently impacting the fair value movements of the hedging instrument and hedged item.

The impact of hedge accounting on the statement of financial position as at 31 December 2024 is as follows:

	Notional Amount $m	Carrying Amount $m	Line item in the statement of financial position	Change in fair value used for recognising ineffectiveness for the year $m
Interest rate swap	910.7	17.0	Derivative instruments	(2.1)
Cross currency swap	327.3	(22.8)	Derivative instruments	
Fixed rate borrowing	906.2	929.9	Debt securities	2.1

The impact of hedge accounting on the statement of financial position as at 31 December 2023 is as follows:

	Notional Amount $m	Carrying Amount $m	Line item in the statement of financial position	Change in fair value used for recognising ineffectiveness for the year $m
Interest rate swap	331.1	23.8	Derivative instruments	3.4
Cross currency swap	327.3	3.0	Derivative instruments	—
Fixed rate borrowing	329.8	358.4	Debt securities	(3.4)

Concentration risk

To mitigate the concentration of credit risk exposure to a particular single customer, counterparty or group of affiliated customers or counterparties, the Group monitors these exposures carefully and ensures that these remain within pre-defined limits. Large exposure limits are determined in accordance with appropriate regulatory rules.

Further concentration risk controls are in place to limit exposure to clients or counterparties within single countries of origin and operation through specific country credit risk limits as set by the Board Risk Committee.

The largest concentration of cash balances as at 31 December 2024 was 44% (2023: 46%) to a UK-based, AA- rated global banking group (2023: UK-based, AA rated global banking group).

The largest concentration of exposures to exchanges, clearing houses and other counterparties as at 31 December 2024 was 32% to ICE (2023: 38%) and 26% to the CME (2023: 38%).

The largest concentration of exposures to treasury instruments is to the United States Government as 86% (2023: 97%) of the instruments are issued by the US Government or a US Government sponsored enterprise.

Liquidity risk

The Group defines liquidity risk as the failure to meet its day-to-day capital and cash flow requirements. Liquidity risk is assessed and managed under the Individual Capital and Risk Assessment (ICARA) and Liquidity Risk Framework. To mitigate liquidity risk, the Group has implemented robust cash management policies and procedures that monitor liquidity daily to ensure that the Group has sufficient resources to meet its margin requirement at clearing houses and third party brokers. In the event of a liquidity issue arising, the Group has recourse to existing global cash resources, after which it could draw down on $275m (2023: $250m) of committed revolving credit facilities (note 22(c)). The Group has access to a further $200m (2023: $125m) secured borrowings (note 22(b)). The effect of the callable features within the structured note program is monitored and dynamically updated to reflect any changes to expected cashflows as part of the overall Group liquidity requirements. Short term liquidity requirements are monitored and subject to limits reflecting the Groups liquidity resources.

There are strict guidelines followed in relation to products and tenor into which excess liquidity can be invested. Excess liquidity is invested in highly liquid instruments, such as cash deposits with financial institutions for a period of less than three months and US Treasuries with a maturity of up to two years.

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Liquidity risk continued

The financial liabilities are based upon rates set on a daily basis, apart from the financing of the warrant positions and the credit facility where the rates are set for the term of the loan. For assets not marked to market, there is no material difference between the carrying value and fair value.

Liquidity risk exposures

The following table details the Group's available committed financing facilities including committed credit agreements:

Secured borrowings and committed revolving credit facilities:		2024 $m	2023 $m
Amount used	22(a)	152.0	—
Amount unused	22(c)	275.0	250.0
		427.0	250.0

The following table details the Group's contractual maturity for non-derivative financial liabilities. Debt securities are presented discounted based on the first call dates. Lease liabilities are undiscounted and contractual.

2024	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Repurchase agreements	—	2,305.8	—	—	—	2,305.8
Short securities	—	1,704.6	—	—	—	1,704.6
Amounts due to exchanges, clearing houses and other counterparties	1,218.8	282.0	0.7	—	—	1,501.5
Amounts payable to clients	7,270.8	—	—	—	—	7,270.8
Trade payables	3.6	463.4	3.2	—	—	470.2
Other creditors	6.0	4.9	4.1	2.3	—	17.3
Stock lending	4,804.5	147.6	—	—	—	4,952.1
Short term borrowings	—	152.0	—	—	—	152.0
Debt securities	—	1,235.8	883.8	1,434.9	50.0	3,604.5
Lease liabilities	—	3.7	10.3	52.9	37.4	104.3
	13,303.7	6,299.8	902.1	1,490.1	87.4	22,083.1

2023	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Repurchase agreements	—	3,118.9	—	—	—	3,118.9
Short securities	1.3	1,923.5	—	—	—	1,924.8
Amounts due to exchanges, clearing houses and other counterparties	1,461.9	—	—	—	—	1,461.9
Amounts payable to clients	4,899.1	—	—	—	—	4,899.1
Trade payables	16.1	—	—	—	—	16.1
Other creditors	6.5	9.8	1.8	—	—	18.1
Stock lending	—	2,323.3	—	—	—	2,323.3
Debt securities	—	440.2	868.2	889.4	18.5	2,216.3
Lease liabilities	—	3.4	10.4	31.5	12.5	57.8
	6,384.9	7,819.1	880.4	920.9	31.0	16,036.3

Amounts due to exchanges, clearing houses and other counterparties, amounts payable to clients, trade payables and other creditors are aggregated on the statement of financial position in trade and other payables and disaggregated in note 25.

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Shown below is the Group's contractual maturity for non-derivative financial assets:

2024	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Treasury instruments	125.6	2,638.6	679.4	125.1	—	3,568.7
Fixed income securities	75.2	12.5	—	—	—	87.7
Equity instruments	4,464.3	213.7	—	—	—	4,678.0
Stock borrowing	1,577.9	203.7	—	—	—	1,781.6
Reverse repurchase agreements	213.0	2,277.4	—	—	—	2,490.4
Amounts due from exchanges, clearing houses and other counterparties	3,215.5			—	—	3,215.5
Amounts receivable from clients	2,838.6	—	—	—	—	2,838.6
Trade debtors	60.6	251.7	471.4	2.1	—	785.8
Default funds and deposits	6.9	416.4	4.9	45.9	—	474.1
Loans receivable	63.7	25.7	0.4	—	—	89.8
Other debtors	32.8	24.1	1.5	3.2	1.4	63.0
Cash and cash equivalents	2,556.6	—	—	—	—	2,556.6
	15,230.7	6,063.8	1,157.6	176.3	1.4	22,629.8

2023	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Treasury instruments	—	2,681.1	104.8	119.7	—	2,905.6
Fixed income securities	—	76.7	—	—	—	76.7
Equity instruments	1,511.9	9.4	—	—	—	1,521.3
Stock borrowing	2,501.4	—	—	—	—	2,501.4
Reverse repurchase agreements	—	3,199.8	—	—	—	3,199.8
Amounts due from exchanges, clearing houses and other counterparties	2,344.2	—	—	—	—	2,344.2
Amounts receivable from clients	1,728.0	—	—	—	—	1,728.0
Trade debtors	80.5	206.7	11.8	1.1	—	300.1
Default funds and deposits	3.5	124.6	131.2	0.1	—	259.4
Loans receivable	—	7.7	0.4	—	—	8.1
Other debtors	67.3	11.3	0.2	0.1	0.6	79.5
Cash and cash equivalents	1,483.5	—	—	—	—	1,483.5
	9,720.3	6,317.3	248.4	121.0	0.6	16,407.6

Both assets and liabilities are included to understand the Group's liquidity risk management, as the liquidity is managed on a net asset and liability basis. Amounts due from exchanges, clearing houses and other counterparties, amounts receivable from clients, trade debtors, default funds and deposits, loans receivable and other debtors are aggregated on the statement of financial position in trade and other receivables and disaggregated in note 21.

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(f) Financial risk management objectives continued

The following table details the Group's contractual maturity for derivative financial assets and derivative financial liabilities as at 31 December 2024:

2024 Derivative instruments	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	5 + years $m	Total $m
Assets		381.4	381.3	396.5	4.3	1,163.5
Liabilities		(357.3)	(164.9)	(209.3)	(20.2)	(751.7)
	—	24.1	216.4	187.2	(15.9)	411.8

The following table details the Group's contractual maturity for derivative financial assets and derivative financial liabilities as at 31 December 2023:

2023 (Restated)[1] Derivative instruments	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	5 + years $m	Total $m
Assets	—	255.3	139.9	258.0	2.4	655.6
Liabilities	—	(248.9)	(109.0)	(42.5)	(1.8)	(402.2)
	—	6.4	30.9	215.5	0.6	253.4

1. Certain prior period comparatives have been restated. Refer to note 3(b) and note 37 for further information.

Certain derivative assets and liabilities do not meet the offsetting criteria in IAS 32, but the entity has the right of offset in the case of default, insolvency or bankruptcy. Consequently, the gross amount of derivative assets of $1,163.5m (2023: $655.6m) and the gross amount of derivative liabilities of $751.7m (2023: $402.2m) are presented separately in the Group's statement of financial position.

Fair value measurement

The information set out below provides information about how the Group determines fair values of various financial assets and financial liabilities.

Management assessed that the fair values of stock borrowing, reverse repurchase agreements, amounts due from exchanges, clearing houses and other counterparties, cash and short term deposits, trade receivables, repurchase agreements, stock lending and trade and other payables, approximate their carrying value amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the Level 2 fair values:

- The fair values of the debt securities takes the price quotations at the reporting date and compares them against internal quantitative models that require the use of multiple market inputs including commodities prices, interest and foreign exchange rates to generate a continuous yield or pricing curves and volatility factors, which are used to value the position.
- The fair value of non-listed investments relates to the Group's holding of seats and membership of the exchanges and is based upon the latest trading price.
- Where the inventory is related to scrap metals, the valuation is based on the quoted price discounted by location and grade of metal. Where there is an active market for the Group's inventory, then quoted market price will be used to value the inventory position.
- The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employ the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates curves of the underlying commodity. Some derivative contracts are fully cash collateralised, thereby eliminating both counterparty risk and the Group's own non-performance risk.

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data. Some of the Group's derivative financial instruments are priced using quantitative models that require the use of multiple market inputs including commodity prices, interest and foreign exchange rates to generate continuous yield or pricing curves and volatility factors in addition to unobservable inputs, which are used to value the position and therefore qualify as Level 3 financial assets.

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Own credit

Under IFRS 9, changes in fair value related to own credit risk for other financial liabilities designated at fair value through profit and loss are recognised in other comprehensive income. The changes in own credit risk recognised in other comprehensive income are subsequently transferred within equity to retained earnings in the same period as the underlying position matures or terminates. The Group determines its own credit spread regularly based on a model using observable market inputs. Management estimates the own credit spread through using market observable credit spreads of publicly traded debt of the Group and composite credit spreads across the industry. The estimated own credit sensitivity to a 1 basis point move in credit spread is $0.3m (2023: $0.2m). Hence an increase in own credit spread of 1 basis point will lead to a charge of $0.3m (2023: $0.2m) recognised in other comprehensive income.

The following table shows an analysis of assets and liabilities recorded at fair value shown in accordance with the fair value hierarchy as at 31 December 2024 and 2023.

2024	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Financial assets – FVTPL:				
Equity instruments	4,464.3	213.7	—	4,678.0
Treasury Instruments	29.7	—	—	29.7
Fixed income securities	75.1	12.6	—	87.7
Derivative instruments	—	1,161.3	0.7	1,162.0
Amounts receivable from clients	51.9	—	—	51.9
Trade debtors	—	108.7	—	108.7
Reverse repurchase agreements	—	2,490.4	—	2,490.4
Stock borrowing	1,781.7	—	—	1,781.7
Financial assets – FVTOCI:				
Investments	12.6	6.3	5.1	24.0
Derivative instruments	—	1.5	—	1.5
Financial liabilities – FVTOCI:				
Derivative instruments	—	(27.5)	—	(27.5)
Financial liabilities – FVTPL:				
Derivative instruments	—	(724.1)	(0.1)	(724.2)
Trade payables	(7.4)	—	—	(7.4)
Amounts payable to clients	(65.1)	—	—	(65.1)
Short securities	(1,644.8)	(59.8)	—	(1,704.6)
Debt securities	—	(2,668.9)	(5.7)	(2,674.6)
Stock lending	(3,480.9)	—	—	(3,480.9)
Repurchase agreements	—	(2,305.8)	—	(2,305.8)
	1,217.1	(1,791.6)	—	(574.5)

In addition to the financial instruments presented above, the Group also holds inventory which is measured at fair value less costs to sell. Refer to note 20 'Inventory' for further details.

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2023 (Restated)[1]	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Financial assets – FVTPL:				
Equity instruments	1,521.3	—	—	1,521.3
Derivative instruments (Restated)[1]	1.1	650.6	0.8	652.5
Trade debtors (Restated)[2]	5.6	32.5	—	38.1
Stock borrowing (Restated)	2,501.4	—	—	2,501.4
Reverse repurchase agreements (Restated)[2]	—	3,199.8	—	3,199.8
Amounts receivable from clients[2]	12.0	—	—	12.0
Fixed income securities	76.7	—	—	76.7
Financial assets – FVTOCI:				
Investments	5.5	10.7	—	16.2
Derivative instruments	—	3.1	—	3.1
Financial liabilities – FVTOCI:				
Derivative instruments	—	(0.2)	—	(0.2)
Financial liabilities – FVTPL:				
Derivative instruments (Restated)[1]	(2.2)	(396.8)	(3.0)	(402.0)
Trade payables	(5.6)	—	—	(5.6)
Amounts payable to clients	(105.2)		—	(105.2)
Short securities	(1,924.8)	—	—	(1,924.8)
Debt securities	—	(1,854.9)	(3.0)	(1,857.9)
	2,085.8	1,644.8	(5.2)	3,725.4

1. Certain prior period comparatives have been restated. Refer to note 3(b) and note 37 for further information.
2. The Group realigned the classification of the balances for reverse repurchase agreements, stock borrowing, trade facilitation and receivables from LME to reflect the underlying way that the assets are managed. These assets were previously disclosed as assets held at amortised cost, but have been adjusted to FVTPL. As at 31 December 2023, the difference between FVTPL and amortised cost is $0.5m for stock borrowing and $0.1m for the reverse repurchase agreements.

The following table summarises the movements in the Level 3 balances during the year.

Asset and liability transfers between Level 2 and Level 3 are primarily due to either an increase or decrease in observable market activity related to an input or a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant. There were no transfers between any other levels during the year (2023: no transfers).

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(f) Financial risk management objectives continued

Reconciliation of Level 3 fair value measurements of financial assets

	2024 $m	2023 $m
Balance at 1 January	**0.8**	2.6
Purchases	**5.3**	—
Settlements	**(0.8)**	(2.4)
Total gains or losses in the period recognised in the income statement:		
Market Making revenue	**0.4**	0.6
Transfers out of Level 3	**(0.1)**	—
Transfers into Level 3	**0.2**	—
Balance at 31 December	**5.8**	0.8

Reconciliation of Level 3 fair value measurements of financial liabilities

	2024 $m	2023 $m
Balance at 1 January	**6.0**	4.8
Purchases	**4.3**	0.6
Settlements	**(2.5)**	(0.7)
Total gains or losses in the period recognised in the income statement:		
Market Making revenue	**(0.3)**	2.9
Transfers out of Level 3	**(1.9)**	(4.0)
Transfers into Level 3	**0.2**	2.4
Balance at 31 December	**5.8**	6.0

The Group's management believes, based on the valuation approach used for the calculation of fair values and the related controls, that the Level 3 fair values are appropriate. The impact of reasonably possible alternative assumptions from the unobservable input parameters shows no significant impact on the Group's profit, comprehensive income or shareholders' equity. The Group deems the total amount of Level 3 financial assets and liabilities to be immaterial and therefore any sensitivities calculated on these balances are also deemed to be immaterial. The Group defers day 1 gains/losses when the initial fair value of a financial instrument held at fair value through profit and loss relies on unobservable inputs. At 31 December 2024, the Group held a deferred day 1 gains/losses balance of $5.3m (2023 $3.1m).

33 Client Money (segregated)[1]

As required by the UK FCA's Client Assets Sourcebook ('CASS') rules and the CFTC's client money rules, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts. Segregated assets governed by the UK FCA's CASS rules and the related liabilities to clients, whose recourse is limited to segregated accounts, are not included in the Group's statement of financial position where the Group is not beneficially entitled thereto and does not share any of the risks or rewards of the assets. Excess Group cash placed in US segregated accounts to satisfy US regulations and securities held in US segregated accounts are recognised on the Group's statement of financial position.

	2024 $m	2023 $m
Segregated assets at banks (not recognised)	**4,982.4**	4,116.4
Segregated assets at exchanges, clearing houses and other counterparties (not recognised)	**1,101.2**	2,084.6
Segregated assets at exchanges, clearing houses and other counterparties (recognised)	**3,016.5**	4,415.6
	9,100.1	10,616.6

1. Under the UK FCA's client money rules, certain monies are protected, segregating these monies from the Group's own money. This applies to client money placed within segregated bank accounts but also for client money placed at exchanges where the money is held in segregated bank accounts. The same cannot be said to apply under the CFTC rules, thus driving the accounting treatment of derecognising segregated cash at exchanges in the UK compared to the US.

As at 31 December 2024, $173.9m (2023: $197.7m) of excess Group cash placed in segregated accounts to satisfy US regulations has been recorded within cash and cash equivalents and client liabilities within trade and other payables in the statement of financial position.

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34 Earnings Per Share Basic earnings per share is calculated by dividing the profit attributable to the ordinary shareholders of the Group for the year by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the Group (after adjusting for the impact of AT1 securities dividends) by the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The following table reflects the income and share data used in the basic and diluted EPS calculations: 2024 2023 Restated1 Profit before tax ($m) 295.8 196.5 Tax ($m) (77.8) (55.2) Profit after tax ($m) 218.0 141.3 AT1 dividends paid ($m) (13.3) (13.3) Profit attributable to ordinary shareholders of the Group ($m) 204.7 128.0 Weighted average number of ordinary shares during the year 69,231,625 66,018,514 Basic earnings per share ($) 2.96 1.94 Weighted average number of ordinary shares for basic EPS 69,231,625 66,018,514 Effect of dilution from: Share schemes 6,047,829 4,304,953 Weighted average number of ordinary shares adjusted for the effect of dilution 75,279,454 70,323,467 Diluted earnings per share ($) 2.72 1.82 1. The comparative weighted average number of ordinary shares has been restated to reflect the share capital reorganisation. This resulted in the weighted average number of shares outstanding decreasing, impacting the calculation of basic and diluted earnings per share. On 25th April a series of share capital reorganisation steps were undertaken to re-denominate the share capital prior to the completion of the IPO. Refer to Note 28 for more detail on the share capital reorganisation. There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these financial statements. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 235

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For the Year Ended 31 December 2024

35 Related Party Transactions

(a) Parent

The Group comprises Marex Group plc and its subsidiaries. Subsidiaries refers to the entities controlled by the Company as disclosed in note 15(b).

(b) Key management personnel

The remuneration paid to key management personnel for their services to the Group was as follows:

	2024 $m	2023 $m
Aggregate wages and salaries	**54.9**	46.5
Short-term monetary benefits	**0.2**	0.2
Defined contribution pension cost	**0.1**	0.1
Management Incentive plan	**22.5**	16.5
	77.7	63.3

Details of Directors' remuneration and interests in shares are disclosed in the 'Directors' remuneration report' on pages 108 to 135.

(c) Key management personnel transactions

In May 2024, the Employee Benefit Trust acquired the beneficial interest in 124,568 shares from key management personnel to facilitate tax withholding payments relating to the vesting of shares under the Company's Deferred Benefit Plans.

(d) Transactions with entities having significant influence over the Group

Balances and transactions between the Company and its subsidiaries which are related parties have been eliminated on consolidation and are not disclosed in this note.

The Shareholders' Agreement which the Company entered into on 20 October 2020 with Amphitryon Limited, Ocean Ring Jersey Co. Limited and Ocean Trade Lux Co S.A.R.L. (referred to as '2020 Shareholders' Agreement'), meant that the Group paid a management 2.5% of EBITDA each year to a party associated with the ultimate parent company for services provided. This resulted in the Group having paid $2.4m (2023: $6.1m) recorded in other expenses. As at 31 December 2024, there were no outstanding payable balances (2023: $1.1m) recorded within trade and other payables.

Following the Company's successful initial public offering on 25 April 2024, the 2020 Shareholders' Agreement was terminated and a new Shareholders Agreement came into effect between the Company, Amphitryon Limited, JRJ Investor 1 Limited Partnership and MASP Investor Limited Partnership (the '2024 Shareholders Agreement'). Amongst other matters, the 2024 Shareholders' Agreement afforded Amphitryon Limited the right to appoint up to two nominee directors to the Board of Marex Group plc, subject to certain shareholding thresholds being met. The 2024 Shareholders Agreement did not include the payment of any management fees.

Prior to the IPO, the Group's related parties comprised its private equity investors Ocean Ring Jersey Co. Limited, MASP Investor Limited Partnership, and Amphitryon Limited, together with their holding or controlling entities. Following completion of the IPO, Ocean Ring Jersey Co. Limited and MASP Investor Limited Partnership (and their holding or controlling entities) ceased to be related parties as their ownership fell below 20%. Amphitryon Limited and its holding or controlling entities remained related parties post-IPO by virtue of their ownership greater than 20%, and by their board representation (as noted above).

Amphitryon Limited and its holding or controlling entities continued to be considered related parties following a further sale of shares in October 2024 (despite their ownership falling below 20%) due to their Board representation. This remained the position as at 31 December 2024.

There were no other transactions during the period or assets and liabilities outstanding as at 31 December 2024 (2023: $nil) with other related parties.

236

36 Share-based payments In connection with the IPO, in April 2024, the Group adopted the Global Omnibus Plan, which provides for the grant of share options, including incentive share options, conditional awards, restricted shares, share appreciation rights or any other share- or cash-based awards to eligible employees and non-employees. New awards are all granted within the terms of this plan. The Group operates three equity-settled share-based remuneration schemes for Executive Directors and senior management. These are a deferred bonus plan, a retention long term incentive plan and an annual long term incentive plan. In addition there have been two new share-based payment schemes in 2024, the all employee award and a non executive directors' award. All are United Kingdom tax authority unapproved schemes. The cost of the service is calculated by reference to the fair value of shares at the grant date, the number of shares expected to vest under the schemes and the probability that the performance and the service conditions will be met. The cost of the service is recognised in the income statement over the period that the recipient provides service and there is a shared understanding of the terms and conditions of the arrangement. The recipient to whom these awards were granted must not depart from the Group, and such an action would require a forfeiture of some or all of the award depending on the conditions under which the employee were to leave. Deferred Bonus Plan Members of the scheme are awarded a fixed number of non-voting ordinary shares vesting in three equal tranches over the three years following the date of grant. As the awards are based on the employees’ annual performance, the fair value has been expensed from the beginning of the year for which the bonus had been awarded. Prior to the IPO, the fair value of a share award at grant date was the final price approved by the Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant. Retention Long Term Incentive Plan Members of the scheme are awarded a variable number of non-voting ordinary shares three years after the grant date. The number of shares awarded is determined by reference to a hurdle return on equity of the Group and to growth targets for the profit after tax of the Group over the three-year period. Prior to the IPO, the fair value of a share award at grant date was the final price approved by the Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant. Annual Long Term Incentive Plan Members of the scheme are awarded a variable number of non-voting ordinary shares three years after the grant date. The number of shares awarded is determined by reference to financial underpins; the first is a hurdle return on equity of the Group and the second underpin is growth targets for the adjusted profit before tax over the 3-year period. Prior to the IPO, the fair value of a share award at grant date was the final price approved by the Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant. All Employee Award As part of the IPO, members of the scheme have been awarded a fixed number of non-voting ordinary shares which vest three years after the grant date. The fair value of a share award is based on the Group's quoted share price at grant date. Non-Executive Directors' Award Members of the scheme are awarded a fixed number of non-voting ordinary shares which vest one year after the grant date. The fair value of a share award is based on the Group's quoted share price at grant date. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 237

36 Share-based payments continued The charge for the year arising from share-based payment schemes was as follows: 2024 2023 $m $m Deferred Bonus Plan 20.0 13.8 Retention Long Term Incentive Plan 4.0 4.5 Annual Long Term Incentive Plan 4.6 2.0 All Employee Plan 0.6 — Non-Executive Directors' Plan 0.4 — Total equity-settled share-based payments 29.6 20.3 Movement on share awards 2024 2023 Number Number Outstanding at the beginning of the year 8,621,240 5,835,142 Reverse Share Split (4,316,287) — Granted during the year 2,256,357 3,067,596 Vested during the year (496,240) (281,498) Forfeited during the year (17,241) — Outstanding at the end of the year 6,047,829 8,621,240 Weighted average fair value of awards granted ($) 18.5 6.8 In connection with the IPO, steps were taken to reorganise share capital resulting in the reverse share split. Further detail is provided in note 28 'Share Capital'. Previous share-based payment schemes In addition to the five equity-settled share-based remuneration schemes currently active and outlined above, there were a number of share based remuneration schemes which had been granted historically. The instruments issued under those plans included growth shares, nil cost options, growth share options and warrants. The settlement event for these instruments was the liquidity event which occurred on 25 April 2024. All of those outstanding instruments were settled in exchange for a number of the Group’s ordinary shares and deferred shares. As the IPO was a liquidity event, the following transactions took place: • All the holders of the growth shares issued under the series granted in 2010, 2011 and 2015 elected for them to be redeemed in non-voting ordinary shares instead of cash and hence 10,842,848 growth shares were converted into 6,789,719 non-voting ordinary shares and 4,450,577 deferred shares. • The growth shares awarded under the series granted in 2016, 2019 and 2020 vested. All the holders of these growth shares elected for the awards to be settled in shares instead of cash and hence 14,050,000 growth shares were converted into 8,236,326 non-voting ordinary shares and 5,398,810 deferred shares. • The 2010 growth options were settled through the issuance of 185,894 newly issued Growth Shares which in turn was settled with the allocation of 122,810 non-voting ordinary shares and 80,500 deferred shares. • All the nil cost options were exercised and 592,536 previously issued non-voting ordinary shares were transferred to the holders of the options. • The warrants granted in 2012 were exercised and 875,171 non-voting ordinary shares were issued. The warrants granted in 2019 on 268,282 non-voting ordinary shares were terminated and instead, 142,709 ordinary shares will be issued on or shortly following the twelve-month anniversary of the completion date of our IPO. This award remains outstanding as of 31 December 2024. All of the non-voting ordinary shares of the Company were then reclassified as ordinary shares by way of redesignation. Subsequently, in satisfaction of the dividend entitlement associated with 2016, 2019 and 2020 growth share awards, 2,039,124 ordinary shares were issued. All other instruments issued under the previous share-based remuneration plans have been settled. All the above transactions were settled immediately prior to the IPO and subsequently subject to reverse ordinary share split. See note 28 for further information. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 238

37 Restatement The Group restated the consolidated statement of financial position as of 31 December 2023 to correct errors as follows. The Group evaluated the materiality of the misstatements outlined below in accordance with Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, considering both qualitative and quantitative factors. The Group determined the misstatement in the consolidated statement of financial position as at 31 December 2023 included in the 2023 Group Annual Report was immaterial and did not required restatement of the previously issued consolidated financial statements. The correction of this error did not change the total assets and does not impact the consolidated income statement, statements of comprehensive income, cash flows or of changes in equity. Restatement of consolidated statement of financial position as of 31 December 2023 Presentation of derivative instruments During the preparation of these financial statements, the Group noted an error in the presentation of derivative instruments on the statement of financial position as at 31 December 2023. The Group presented certain legs of derivative instruments separately within derivative instruments assets and derivative instruments liabilities; however they should have been presented as one unit of account. The Group determined the misstatement in the consolidated financial position as at 31 December 2023 included in the consolidated statement of financial position as at 31 December 2023 in the 2023 Group Annual Report was immaterial and did not require restatement of the previously issued consolidated financial statements. The error did not impact the consolidated income statement, statements of comprehensive income, changes in equity, and cash flows included in the 2023 Group Annual Report. The restatement is summarised in the table below. As reported Adjustment As restated 31 December 2023 $m $m $m Derivative instruments - assets 794.1 (138.5) 655.6 Total current assets 17,074.5 (138.5) 16,936.0 Total assets 17,750.1 (138.5) 17,611.6 Derivative instruments - liabilities 540.7 (138.5) 402.2 Total current liabilities 16,023.2 (138.5) 15,884.7 Total liabilities 16,974.2 (138.5) 16,835.7 There was no impact as at 1 January 2023 arising from this restatement. Presentation of equity instruments The Group noted an error in the presentation of equity instruments on the statement of financial position as at 31 December 2023 and as at 31 December 2022. The Group should present certain equity instruments that are pledged with the Options Clearing Corporation (‘OCC’), and that can be repledged by the OCC, separately from other unpledged equity instruments in accordance with IFRS 9 Financial Instruments. As restated, equity instruments (pledged as collateral) is $1,331.7m, and equity instruments (unpledged) is $189.6m as at 31 December 2023. As reported, equity instruments as at 31 December 2023 were $1,521.3m. As at 1 January 2023, the impact of this adjustment was as follows; Equity instruments (pledged as collateral) is $241.1m, and equity instruments (unpledged) is $168.9m as at 1 January 2023. Total equity instruments as at 1 January 2023 were $410.0m. Changes in presentation The following changes in the comparative period in the consolidated statement of financial position and accompanying notes have been made in order to conform to the current period presentation. These are voluntary changes in presentation to provide more useful information, and are not due to error. Fixed income securities are now presented separately in the statement of financial position owing to their homogeneous nature, distinguishing them from Treasury instruments, where they were previously presented. To present trade and other receivables and payables with a homogenous group of financial assets and liabilities, the Group reclassified amounts from the separate categories “Amounts due from exchanges, clearing houses and other counterparties”, “Trade debtors”, “Default funds and deposits”, and “Other debtors”, to be included within the categories “Amounts receivable from clients” and “Loans receivable”; please see note 21 Trade and other receivables and note 32 Financial instruments. The Group reclassified amounts from the separate categories “Amounts due to exchanges, clearing houses and other counterparties”, “Accruals”, “Other tax and social security taxes”, and “Other creditors”, to be included within the categories “Amounts payable to clients” and “Trade payables”; please see note 25 Trade and other payables and note 32 Financial instruments. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 239

38 Events after the Balance Sheet Date (a) Interim dividend The Group approved the payment of a dividend of $0.14 per share to be paid on 31 March 2025, to the shareholders on record at the close of business on 17 March 2025. (b) Acquisition of Aarna Capital Limited On 2 October 2024, the Group announced the acquisition of Aarna Capital Limited to strengthen the Clearing business and expand operations in the Middle East. This strategic investment is expected to enhance the regional client footprint and service capabilities. Regulatory approvals are progressing with final due diligence, with completion expected in Q2 2025. (c) Acquisition of Hamilton Court Group On 9 October 2024, the Group announced that it had agreed terms to acquire Hamilton Court Group to expand the Group’s foreign exchange services. The acquisition is consistent with the strategy to bring in new clients and new capabilities onto its platform. The acquisition is progressing, with regulatory approvals and due diligence being completed and is expected to complete in Q2 2025. Notes to the Consolidated Financial Statements continued For the Year Ended 31 December 2024 240

2024 2023 Notes $m $m Assets Non-current assets Investments (B) 4.5 3.8 Investments in subsidiaries (C) 612.2 633.3 Deferred tax (D) 5.1 2.1 Subordinated loans due from group undertakings (E) 68.2 59.8 Total non-current assets 690.0 699.0 Current assets Trade and other receivables (F) 1,777.2 1,184.3 Derivative instruments (G) 62.1 43.7 Cash and cash equivalents 389.7 10.9 Total current assets 2,229.0 1,238.9 Total assets 2,919.0 1,937.9 Liabilities Current liabilities Trade and other payables (H) 239.7 190.6 Derivative instruments (G) 103.6 29.1 Corporation tax 0.2 — Debt securities (I) 835.4 530.0 Total current liabilities 1,178.9 749.7 Non-current liabilities Debt securities (I) 1,290.9 708.0 Total non-current liabilities 1,290.9 708.0 Total liabilities 2,469.8 1,457.7 Total net assets 449.2 480.2 Equity Share capital 28 0.1 0.1 Share premium 28 202.6 134.3 Additional Tier 1 capital (AT1) 30 97.6 97.6 Retained earnings 186.8 264.2 Own shares 29 (23.2) (9.8) Other reserve 31 (14.7) (6.2) Total equity 449.2 480.2 The Company reported a retained loss for the year ended 31 December 2024 of $25.8m (2023: $90.2m retained profit). Company Statement of Financial Position As at 31 December 2024 241

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Company Statement of Changes in Equity and Movements in Reserves

For the Year Ended 31 December 2024

	Share capital $m	Share premium $m	Retained earnings $m	Additional Tier 1 capital (AT1) $m	Own shares $m	Other reserve $m	Total $m
At 1 January 2023	0.1	134.3	215.3	97.6	(7.9)	—	439.4
Profit for the period	—	—	90.2	—	—	—	90.2
Gain on revaluation of investments	—	—	—	—	—	0.1	0.1
Change in fair value due to own credit risk	—	—	—	—	—	(8.2)	(8.2)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	—	—	—	—	—	1.9	1.9
Total comprehensive income for the period	—	—	*90.2*	—	—	*(6.2)*	*84.0*
AT1 dividends paid	—	—	(13.3)	—	—	—	(13.3)
Dividends paid	—	—	(45.0)	—	—	—	(45.0)
Own Shares	—	—	—	—	(3.1)	—	(3.1)
Share-based payments	—	—	20.3	—	—	—	20.3
Share settlement of share-based payments	—	—	(1.2)	—	1.2	—	—
Other movements	—	—	(2.1)	—	—	—	(2.1)
At 31 December 2023 and 1 January 2024	**0.1**	**134.3**	**264.2**	**97.6**	**(9.8)**	**(6.2)**	**480.2**
Loss for the period	—	—	**(39.1)**	**13.3**	—	—	**(25.8)**
Gain on revaluation of investments	—	—	—	—	—	**1.0**	**1.0**
Deferred tax on revaluation of investments	—	—	—	—	—	**(0.2)**	**(0.2)**
Deferred tax on share based payments	—	—	—	—	—	**0.1**	**0.1**
Change in fair value due to own credit risk	—	—	—	—	—	**(12.5)**	**(12.5)**
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	—	—	—	—	—	**3.1**	**3.1**
Total comprehensive loss for the period	—	—	***(39.1)***	***13.3***	—	***(8.5)***	***(34.3)***
AT1 dividends paid	—	—	—	**(13.3)**	—	—	**(13.3)**
Dividends paid	—	—	**(63.8)**	—	—	—	**(63.8)**
Share premium	—	**68.3**	—	—	—	—	**68.3**
Own Shares	—	—	—	—	**(19.8)**	—	**(19.8)**
Fair value of the cash settlement option on the growth shares	—	—	**2.3**	—	—	—	**2.3**
Share-based payments	—	—	**29.6**	—	—	—	**29.6**
Share settlement of share-based payments	—	—	**(6.4)**	—	**6.4**	—	—
At 31 December 2024	**0.1**	**202.6**	**186.8**	**97.6**	**(23.2)**	**(14.7)**	**449.2**

242

2024 2023 $m $m (Loss)/profit before tax (25.3) 91.1 Adjustments to reconcile (loss)/profit before tax to net cash flows: Impairment of investments in subsidiaries 24.8 8.2 Bargain purchase gain on acquisitions — (0.9) Movement in fair value of derivative instruments 56.1 (17.3) Share-based payment expense 29.6 20.3 Other revaluations 2.4 (2.1) Operating cash flows before changes in working capital 87.6 99.3 Working capital adjustments: Increase in trade and other receivables (581.9) (1,127.9) Increase/(decrease) in trade and other payables 49.1 (172.6) Increase in equity instruments (14.7) (188.8) Increase in debt securities 875.8 1,170.4 Cash inflow/(outflow) from operating activities 415.9 (219.6) Corporation tax paid (0.1) (0.9) Net cash inflow/(outflow) from operating activities 415.8 (220.5) Investing activities (Increase)/decrease in subordinated loan receivable (8.4) 292.8 Net cash (outflow)/inflow from investing activities (8.4) 292.8 Financing activities Proceeds from issuance of ordinary shares 73.1 — Issuance costs of ordinary shares (4.8) — Purchase of own shares (19.8) (3.1) Dividends paid (77.1) (58.3) Net cash outflow from financing activities (28.6) (61.4) Net increase in cash and cash equivalents 378.8 10.9 Cash and cash equivalents Cash at banks and on hand and short-term deposits at 1 January 10.9 — Increase in cash 378.8 10.9 Cash and cash equivalents at 31 December 389.7 10.9 Company Statement of Cash Flows For the Year Ended 31 December 2024 243

(A) Company income statement As permitted by section 408 of the Companies Act 2006, the Company has elected not to present its income statement for the year. The Company reported a retained loss for the year ended 31 December 2024 of $25.8m (2023: $90.2m retained profit). (B) Investments 2024 2023 $m $m Cost At 1 January 3.8 3.7 Revaluation 0.7 0.1 At 31 December 4.5 3.8 Listed investments 2.4 2.0 Unlisted investments 2.1 1.8 At 31 December 4.5 3.8 Investments comprise shares and seats held in clearing houses which are deemed relevant to the Group’s trading activities and are classified as FVTOCI financial assets and recorded at fair value, with changes in fair value reported in equity. The fair value for these investments are based on valuations as disclosed in note 32. (C) Investments in subsidiaries 2024 2023 $m $m Cost At 1 January 633.3 502.7 Additions 14.7 191.4 Disposals (11.3) (52.6) Impairment of investment (24.5) (8.2) At 31 December 612.2 633.3 The Company’s investments in subsidiaries are recorded at historic cost less accumulated impairment, in accordance with IAS 27, “Separate Financial Statements”. The impairment test performed on the assessment of investments in subsidiaries is performed in accordance with IAS 36, “Impairment of Assets”. . Notes to the Company Financial Statements For the Year Ended 31 December 2024 244

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Notes to the Company Financial Statements continued

For the Year Ended 31 December 2024

(D) Deferred tax

2024	At 1 January $m	Credited/ (expensed) to the income statement $m	Recognised on acquisition $m	Credited to other comprehensive income & equity $m	At 31 December $m
Other short-term timing differences	—	—	—	—	—
Share-based payments	—	0.1	—	0.1	0.2
Revaluation of investments, cash flow hedges and liabilities designated at FVTPL	2.1	—	—	2.8	4.9
	2.1	0.1	—	2.9	5.1

2023	At 1 January $m	Credited/ (expensed) to the income statement $m	Recognised on acquisition $m	Credited to other comprehensive income & equity $m	At 31 December $m
Other short-term timing differences	(0.1)	0.1	—	—	—
Revaluation of investments, cash flow hedges and liabilities designated at FVTPL	0.2	—	—	1.9	2.1
	0.1	0.1	—	1.9	2.1

	2024 $m	2023 $m
Deferred tax asset	5.1	2.1
Deferred tax liability	—	—
31 December	5.1	2.1

(E) Subordinated loans due from group undertakings

	2024 $m	2023 $m
Marex Financial[1]	49.6	49.6
Marex Australia Pty Ltd[2]	18.6	10.2
	68.2	59.8

1. The Company extended a subordinated loan of $49.6m to its subsidiary, Marex Financial. The facility has a maturity date of 1 June 2031 with an optional call date of 1 June 2026 and total credit line of $49.6m. The subordinated borrowings of $49.6m are unsecured and carry interest at a fixed rate of 8%.The subordinated borrowings qualify as Tier 2 equity capital under Prudential regulations (Prudential Regulation Authority or 'PRA').
2. The Company extended an unsecured subordinated loan facility of AUD35m ($21.7m) to its subsidiary, Marex Australia Pty Ltd, which has a maturity date of 14 November 2025. Borrowings under the facility amounted to AUD30m ($18.6m) and carry interest at one-month BBSW plus 6.30% per annum. The subordinated borrowings comply with the ASX Clear (Futures) Pty operating rules.

(F) Trade and other receivables

	2024 $m	2023 $m
Amounts due from group undertakings	1,746.5	1,164.3
Other tax and social security taxes	1.4	0.8
Loans receivable	25.8	—
Other debtors	—	16.5
Prepayments	3.5	2.7
	1,777.2	1,184.3

245

(F) Trade and other receivables continued (i) Ageing of trade debtors The amount of trade debtors as at 31 December 2024 was $nil (2023: $nil). The ageing of the Company's other receivables different from trade receivables, excluding other tax and social security taxes and prepayments as at 31 December 2024 relates to loans receivable ($25.8m) and is all current, with a $nil corresponding allowance for loan losses ECL (2023: $16.5m classified as other debtors, all current, $nil corresponding allowance for loan losses ECL). (ii) Reconciliation of the movement in impairment allowance There was no impairment allowance at December 2024 or 2023. (G) Derivative instruments Derivative assets and derivative liabilities comprise the following: 2024 2023 Financial assets $m $m Held for trading derivatives carried at fair value through profit and loss that are not designated in hedge accounting relationships: Agriculture contracts 0.1 — Energy contracts 1.4 0.3 Foreign currency contracts 0.1 0.3 Precious metal contracts 1.2 1.8 Credit contracts 2.4 1.4 Equity contracts 25.9 11.8 Crypto contracts 5.9 1.3 Rates contracts 1.0 — Held for trading derivatives that are designated in hedge accounting relationships: Rates contracts 24.1 23.8 Foreign currency contracts — 3.0 62.1 43.7 2024 2023 Financial liabilities $m $m Held for trading derivatives carried at fair value through profit and loss that are not designated in hedge accounting relationships: Agriculture contracts 0.3 0.3 Energy contracts — 0.2 Precious metal contracts 1.6 0.1 Credit contracts 3.8 2.3 Equity contracts 67.8 25.1 Crypto contracts 0.2 1.1 Held for trading derivatives that are designated in hedge accounting relationships: Rates contracts 7.1 — Foreign currency contracts 22.8 — 103.6 29.1 Notes to the Company Financial Statements continued For the Year Ended 31 December 2024 246

(H) Trade and other payables 2024 2023 $m $m Amounts due to group undertakings 197.3 136.1 Amounts due to exchanges, clearing houses and other counterparties 0.2 3.0 Amounts payable to clients 22.7 31.6 Other creditors 5.1 7.2 Accruals 14.4 12.7 239.7 190.6 Amounts due to group undertakings arise mainly due to cash received in order to facilitate another intercompany loan. The Directors consider that the carrying amount of trade and other payables is not materially different to their fair value. (I) Financial instruments Categories of financial instruments FVTPL FVTOCI Amortised cost Total Financial assets – 2024 $m $m $m $m Investments — 4.5 — 4.5 Amounts due from group undertakings — — 1,746.5 1,746.5 Loans receivable — — 25.8 25.8 Subordinated loans due from group undertakings — — 68.2 68.2 Derivative instruments 62.1 — — 62.1 Cash and cash equivalents — — 389.7 389.7 62.1 4.5 2,230.2 2,296.8 FVTPL FVTOCI Amortised cost Total Financial assets – 2023 $m $m $m $m Investments — 3.8 — 3.8 Amounts due from group undertakings — — 1,164.3 1,164.3 Subordinated loans due from group undertakings — — 59.8 59.8 Derivative instruments 43.7 — — 43.7 Other debtors — — 16.5 16.5 Cash and cash equivalents — — 10.9 10.9 43.7 3.8 1,251.5 1,299.0 Notes to the Company Financial Statements continued For the Year Ended 31 December 2024 247

(I) Financial instruments continued Categories of financial instruments continued FVTPL Amortised cost Total Financial liabilities – 2024 $m $m $m Amounts due to group undertakings — 197.3 197.3 Amounts due to exchanges, clearing houses and other counterparties — 0.2 0.2 Amounts payable to clients — 22.7 22.7 Other creditors — 5.1 5.1 Derivatives instruments 103.6 — 103.6 Debt securities 1,196.4 929.9 2,126.3 1,300.0 1,155.2 2,455.2 FVTPL Amortised cost Total Financial liabilities – 2023 $m $m $m Amounts due to group undertakings — 136.1 136.1 Amounts due to exchanges, clearing houses and other counterparties — 3.0 3.0 Amounts payable to clients — 31.6 31.6 Other creditors — 7.2 7.2 Derivatives instruments 29.1 — 29.1 Debt securities 879.6 358.4 1,238.0 908.7 536.3 1,445.0 The table below reflects the credit quality of financial assets and does not take into account collateral held. 2024 2023 $m $m AA- 389.1 10.8 A+ 2.4 2.1 Lower and unrated 1,905.4 1,286.1 2,296.9 1,299.0 Notes to the Company Financial Statements continued For the Year Ended 31 December 2024 248

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Notes to the Company Financial Statements continued

For the Year Ended 31 December 2024

(l) Financial instruments continued

The following table details the Company's contractual maturity for non-derivative financial liabilities. Debt securities are presented discounted based on the first call dates.

2024	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Amounts due to group undertakings	**197.3**	**—**	**—**	**—**	**—**	**197.3**
Amounts due to exchanges, clearing houses and other counterparties	**0.2**	**—**	**—**	**—**	**—**	**0.2**
Amounts payable to clients	**22.7**	**—**	**—**	**—**	**—**	**22.7**
Other creditors	**0.5**	**1.2**	**3.4**	**—**	**—**	**5.1**
Debt securities	**—**	**381.8**	**453.6**	**1,257.8**	**33.1**	**2,126.3**
	220.7	**383.0**	**457.0**	**1,257.8**	**33.1**	**2,351.6**

2023	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Amounts due to group undertakings	136.1	—	—	—	—	136.1
Amounts due to exchanges, clearing houses and other counterparties	3.0	—	—	—	—	3.0
Amounts payable to clients	31.6	—	—	—	—	31.6
Other creditors	—	7.2	—	—	—	7.2
Debt securities	—	172.2	357.8	689.5	18.5	1,238.0
	170.7	179.4	357.8	689.5	18.5	1,415.9

Shown below is the Company's contractual maturity for non-derivative financial assets:

2024	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	Total $m
Cash and cash equivalents	**389.7**	**—**	**—**	**—**	**389.7**
Loans receivable	**25.8**	**—**	**—**	**—**	**25.8**
Amounts due from group undertakings	**1,746.5**	**—**	**—**	**—**	**1,746.5**
Subordinated loans due from group undertakings	**—**	**—**	**68.2**	**—**	**68.2**
	2,162.0	**—**	**68.2**	**—**	**2,230.2**

2023	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	Total $m
Cash and cash equivalents	10.9	—	—	—	10.9
Other debtors	16.5	—	—	—	16.5
Amounts due from group undertakings	1,164.3	—	—	—	1,164.3
Subordinated loans due from group undertakings	—	—	—	59.8	59.8
	1,191.7	—	—	59.8	1,251.5

249

(I) Financial instruments continued The following table shows an analysis of assets and liabilities recorded at fair value shown in accordance with the fair value hierarchy as at 31 December 2024 and 2023. Level 1 Level 2 Level 3 Total 2024 $m $m $m $m Financial assets – FVTPL: Derivative instruments — 62.1 — 62.1 Financial assets – FVTOCI: Investments 2.3 2.2 — 4.5 Financial liabilities – FVTPL: Derivative instruments — (103.6) — (103.6) Debt securities — (1,196.4) — (1,196.4) 2.3 (1,235.7) — (1,233.4) Level 1 Level 2 Level 3 Total 2023 $m $m $m $m Financial assets – FVTPL: Derivative instruments — 43.6 0.1 43.7 Financial assets – FVTOCI: Investments 2.0 1.8 — 3.8 Financial liabilities – FVTPL: Derivative instruments — (29.1) — (29.1) Debt securities — (878.9) (0.7) (879.6) 2.0 (862.6) (0.6) (861.2) The following table summarises the movements in the Level 3 balances during the year. Asset and liability transfers between Level 2 and Level 3 are primarily due to either an increase or decrease in observable market activity related to an input or a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant. There were no transfers between any other levels during the year (2023: no transfers). Reconciliation of Level 3 fair value measurements of financial assets 2024 2023 $m $m Balance at 1 January 0.1 — Transfers out of level 3 (0.1) — Market Making revenue — 0.1 Balance at 31 December — 0.1 Reconciliation of Level 3 fair value measurements of financial liabilities 2024 2023 $m $m Balance at 1 January 0.7 — Transfers out of level 3 (0.7) — Purchases — 0.7 Balance at 31 December — 0.7 Notes to the Company Financial Statements continued For the Year Ended 31 December 2024 250

Non-IFRS Measures In addition to our results determined in accordance with IFRS Accounting Standards, we believe the following non-IFRS measures provide useful information both to management and investors in measuring our financial performance for the reasons outlined below. These measures may not be comparable to similarly titled measures presented by other companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS Accounting Standards. The Group changed the labelling of its non-IFRS measures during 2024 to better align to the equivalent IFRS reported metric and enhance transparency and comparability. Adjusted Profit Before Tax (formerly labelled Adjusted Operating Profit) We define Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortisation of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares, (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares and (xi) public offering of ordinary shares. Items (i) to (xi) are referred to as “Adjusting Items.” Adjusted Profit Before Tax is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax. We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business. Our actual results can be significantly affected by events that are unrelated to our ongoing operations due to a number of factors, including certain factors set forth under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this Annual Report. These events include, among other things, the acquisition of ED&F Man Capital Markets and impairment of goodwill. Adjusted Profit Before Tax Margin (formerly labelled Adjusted Operating Profit Margin) We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS Accounting Standards measure is profit margin, which is profit after tax divided by revenue. Adjusted Profit After Tax Attributable to Common Equity (formerly labelled Adjusted Operating Profit after Tax Attributable to Common Equity) We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Profit Before Tax paragraph above. Additionally, Adjusted Profit After Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Profit Before Tax and (ii) profit attributable to AT1 note holders, which is the coupons on the AT1 issuance and accounted for as dividends. We define Common Equity as being the equity belonging to the holders of the Group’s share capital. We believe Adjusted Profit After Tax Attributable to Common Equity is a useful measure as it allows management to assess the profitability of the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure is profit after tax. Adjusted Return on Equity (formerly labelled Return on Adjusted Operating Profit after Tax Attributable to Common Equity) We define the Adjusted Return on Equity as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) divided by the average Common Equity for the period. Common Equity is defined as being the equity belonging to the holders of the Group’s share capital. For the year ended 31 December 2024, Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital as at 31 December of the prior year, 31 March, 30 June, 30 September and 31 December of the current year. For the year ended 31 December 2023, Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital as at 31 December of the prior year and 31 December of the current year. We believe Adjusted Return on Equity is a useful measure as it allows management to assess the return on the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure for Adjusted Return on Equity is Return on Equity, which is calculated as profit after tax for the period divided by average equity. Average equity is calculated as the average of total equity as at 31 December of the prior year, 31 March, 30 June, 30 September and 31 December of the current year. Non-IFRS Measures and other KPIs 251

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS Accounting Standards metric is basic earnings per share. This metric has been designed to highlight the Adjusted Profit After Tax Attributable to Common Equity over the available share capital of the Group. Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for diluted earnings per share. The most directly comparable IFRS Accounting Standards metric is diluted earnings per share. We believe that these non-IFRS measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition, we believe Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio are measures commonly used by investors to evaluate companies in the financial services industry. However, they are not presentations made in accordance with IFRS Accounting Standards, and the use of the terms Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit after Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio may vary from others in our industry. Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit after Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio (or similar measures) are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results. Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit after Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio (or similar measures) are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS measures. You should exercise caution in comparing Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit after Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio as reported by us to Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit after Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio as reported by other companies. Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit after Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are: • they do not reflect costs incurred in relation to the acquisitions that we have undertaken; • they do not reflect impairment of goodwill; • other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and • the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature. The Adjusted Sharpe ratio has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results or ratios measured or presented under IFRS Accounting Standards. Some of these limitations are: • the Adjusted Sharpe ratio measures the resilience in actual earnings and therefore should not be considered as a predictive or determinative tool; • by definition, the standard deviation included in the calculation of the Adjusted Sharpe ratio is sensitive to outliers, making the measure less relevant to larger, single items, such as non-operating items; and • the Adjusted Sharpe ratio could be impacted by the timing of ongoing step changes. The timing of our recent large acquisitions has limited this impact and been supportive of higher readings. Non-IFRS Measures and other KPIs continued 252

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Non-IFRS Measures and other KPIs continued

Accordingly, prospective investors should not place undue reliance on Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit after Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share or the Adjusted Sharpe ratio.

The following table reconciles: (1) Adjusted Profit Before Tax and Adjusted Profit after Tax Attributable to Common Equity from the most directly comparable IFRS Accounting Standards measure, which is profit after tax, (2) Adjusted Profit Before Tax Margin from the most directly comparable IFRS Accounting Standards measure, which is profit margin (which is profit after tax divided by revenue), (3) Adjusted Basic Earnings per Share from the most directly comparable IFRS Accounting Standards measure, which is basic earnings per share, (4) Adjusted Diluted Earnings per Share from the most directly comparable IFRS Accounting Standards measure, which is diluted earnings per share, and (5) Adjusted Return on Equity from the most directly comparable IFRS Accounting Standards measure, which is return on equity (which is calculated as profit after tax for the year divided by profit after tax), in each case, for the periods presented below.

	Year ended 31 December 2024	Year ended 31 December 2023	Year ended 31 December 2022	Year ended 31 December 2021
	$m	$m	$m	$m
Profit After Tax	**218.0**	141.3	98.2	56.5
Taxation charge	**77.8**	55.2	23.4	13.4
Profit Before Tax	**295.8**	196.5	121.6	69.9
Goodwill impairment charge[1]	**—**	10.7	53.9	—
Bargain purchase gains[2]	**—**	(0.3)	(71.6)	—
Acquisition costs[3]	**—**	1.8	11.5	—
Amortisation of acquired brands and customer lists[4]	**5.5**	2.1	1.7	1.0
Activities relating to shareholders[5]	**2.4**	3.1	0.5	—
Employer tax on vesting of the growth shares[6]	**2.2**	—		
Owner fees[7]	**2.4**	6.0	3.4	2.0
IPO preparation costs[8]	**8.6**	10.1	0.7	6.7
Fair value of the cash settlement option on the growth shares[9]	**2.3**	—	—	—
Public offering of ordinary shares[10]	**1.9**	—	—	—
Adjusted Profit Before Tax	**321.1**	230.0	121.7	79.6
Tax and the tax effect on the Adjusting Items[11]	**(76.8)**	(54.1)	(23.9)	(13.9)
Profit attributable to AT1 note holders[12]	**(13.3)**	(13.3)	(5.1)	—
Adjusted Profit After Tax Attributable to Common Equity	**231.0**	162.6	92.7	65.7
Profit after Tax Margin	**14%**	11%	14%	10%
Adjusted Profit Before Tax Margin[13]	**20%**	18%	17%	15%
Basic Earnings per Share($)[14]	**2.96**	1.94	1.39	0.85
Diluted Earnings per Share ($)[15]	**2.72**	1.82	1.32	0.82
Adjusted Basic Earnings per Share($)[14]	**3.34**	2.46	1.40	0.98
Adjusted Diluted Earnings per Share ($)[15]	**3.07**	2.31	1.34	0.95
Common Equity[16]	**775.6**	629.2	523.9	454.4
Return on Equity[17]	**25%**	19%	17%	12%
Adjusted Return on Equity (%)[18]	**30%**	26%	17%	14%

253

Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators: 1. Goodwill impairment charges in 2023 relates to the impairment recognised for goodwill relating to the Volatility Performance Fund S.A. CGU (‘VPF’) largely due to declining projected revenue. 2. A bargain purchase gain was recognised as a result of the ED&F Man Capital Markets division acquisition. 3. Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of ED&F Man Capital Markets business, the OTCex group and Cowen's Prime Services and Outsourced Trading business. 4. This represents the amortisation charge for the period of acquired brands and customers lists. 5. Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes. 6. Employer tax on vesting of the growth shares represents the Group's tax charge arising from the vesting of the growth shares. 7. Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our EBITDA in each year, presented in the income statement within other expenses. 8. IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses. 9. Fair value of the cash settlement option on the growth shares represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to settle the awards in ordinary shares, the liability was derecognised. 10.Costs relating to the public offerings of ordinary shares by certain selling shareholders. 11.Tax and the tax effect on the Adjusting Items represents the tax for the period and the tax effect of the other Adjusting Items removed from Profit After Tax to calculate Adjusted Profit Before Tax. The tax effect of the other Adjusting Items was calculated at the Group’s effective tax rate for the respective period. 12.Profit attributable to AT1 note holders are the coupons on the AT1 issuance, which are accounted for as dividends. 13.Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) by revenue for the period. 14. The weighted average numbers of shares used in the calculation for the years ended 31 December 2024 and 2023 were 69,231,625 and 66,018, 514 respectively. Weighted average number of shares have been restated as applicable for the Group's reverse share split.31 December 2022 and 2021 comparatives have not been restated. 15.The weighted average numbers of diluted shares used in the calculation for the years ended 31 December 2024 and 2023 were 75,279,454 and 70,323,467 respectively. Weighted average number of shares have been restated as applicable for the Group's reverse share split. 31 December 2022 and 2021 comparatives have not been restated. 16.Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital. For the years ended 31 December 2024 and 2023, Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital, as at 31 December of the prior year, 31 March, 30 June, 30 September and 31 December of the current year. 17. Return on Equity is calculated as profit after tax for the period divided by average equity. 18.Please refer to Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for calculation methodology. Non-IFRS Measures and other KPIs continued 254

Key Performance Indicators Throughout this Annual Report, we also provide a number of key performance indicators used by our management and often used by competitors in our industry. We regularly monitor the following operating metrics in order to measure our current performance and project our future performance, which are defined as follows: • “FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors. • “Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors. • “Revenue per front-office FTE” means front-office revenue for a given period divided by the average front-office FTE for the same period. • “Adjusted Profit After Tax Attributable to Common Equity per FTE” means Adjusted Profit After Tax Attributable to Common Equity divided by the average FTE for the same period. • “Active clients” means clients that have generated more than $5,000 in revenue for us in a given year. • “Average Balances” means the average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period. • “Contracts cleared” means the total number of contracts cleared in a given period. • “Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the IFPR. • “Total Shareholder Return” means the total investment return on Marex Group plc shares, including share price performance and dividends paid since the Group's IPO in April 2024. • "Positive Trading Months" means the proportion of positive trading months. This is a measure of the Group's risk management and of our profitability of our Market Making operations. Non-IFRS Measures and other KPIs continued 255

APAC Asia Pacific region APM Alternative Performance Measure, i.e. non-IFRS financial measure used by management AT1 Additional Tier 1 Capital Board The Board of Directors of Marex Group plc BPS Basis points (1 bp = 0.01%) CAGR Compound Annual Growth Rate CASS FCA Client Asset Sourcebook CEO Chief Executive Officer CFD Climate-related financial disclosures CFO Chief Financial Officer CFTC Commodity Futures Trading Commission CGU Cash Generating Unit CME Chicago Mercantile Exchange CO2e Carbon dioxide equivalent CODM Chief Operating Decision Maker Company Marex Group plc CRO Chief Risk Officer CRR Capital Requirements Regulation ECL Expected credit loss EIR Effective interest rate EMEA Europe, Middle East, and Africa region EPS Earnings per share ESG Environmental, Social, and Governance ESMA European Securities and Markets Authority EU European Union EU ETS European Union Emissions Trading Scheme EUA European Union Allowance EWRM Enterprise-Wide Risk Management Framework FCA Financial Conduct Authority FIA Futures Industry Association FRC Financial Reporting Council FVLCD Fair value less cost of disposal FVTOCI Fair value through other comprehensive income FVTPL Fair value through profit and loss GHG Greenhouse Gas (emissions) Gross Revenue or simply revenue; statutory revenue Group Marex Group plc and its subsidiaries HK Hong Kong IAS International Accounting Standards IASB International Accounting Standards Board ICARA Internal Capital Adequacy and Risk Assessment ICE Intercontinental Exchange IFPR Investment Firms Prudential Regime IFRS International Financial Reporting Standards KPI Key Performance Indicator kWh Kilowatt hour LME London Metal Exchange LSE London Stock Exchange M&A Mergers and Acquisitions MCM ED&F Man Capital Markets division MiFiD II Markets in Financial Instruments Directive MLRO Money Laundering Reporting Officer NFA National Futures Association NII Net interest income Non-operating items For the purpose of calculating APMs certain items are excluded such as: goodwill impairment charges, acquisition costs, bargain purchase gains, owner fees, amortisation of acquired brands and customer lists and IPO costs OCI Other comprehensive income OECD Organisation for Economic Co-operation and Development OFTR Own Funds Threshold Requirement OTC Over the counter PAT Profit after tax PBT Profit before tax PCAOB Public Company Accounting Oversight Board Pillar 1 Minimum capital requirements under CRD IV Pillar 3 Disclosure requirements under CRD IV RCF Revolving Credit Facility REPO Repurchase agreement (a form of short-term borrowing) R-LTIP Retention Long-Term Incentive Plan ROE Return on Equity ROTE Return on Tangible Equity SEC Securities and Exchange Commission SECR Streamlined Energy and Carbon Reporting TCFD Task Force on Climate-related Financial Disclosures Tier 1 capital Primary source of regulatory capital Tier 2 debt Secondary source of regulatory capital Total capital ratio expresses the Group’s capital as a percentage of total risk exposure Total risk exposure calculated in accordance with article 92(3) of CRR (Pillar 1 divided by 8%) UK United Kingdom UKEB UK Endorsement Board US United States of America VaR Value at Risk VER Voluntary Emission Reduction VIU Value in use Glossary 256

Marex Group plc | Annual Report 2024 Strategic Report Corporate Governance Financial Statements

Company Information

Country of Incorporation	England and Wales
Legal Form	Public limited company
Directors	R M Pickering
	S L Ing
	K N Graf von Schweinitz
	L Myers (appointed 1 January 2024)
	M Antoncic (appointed 8 January 2024) (resigned 18 December 2024)
	J M Isaacs CBE (resigned 24 April 2024)
	R B Nagioff
	J C Cohen (resigned 24 April 2024)
	I T Lowitt
	R Irvin
	J W Pietrowicz (appointed 24 April 2024)
	H D P Richards (appointed 24 April 2024)
Company Secretary	S Linsley
Registered Office	155 Bishopsgate, London, EC2M 3TQ
Auditor	Deloitte LLP 2 New Street Square, London, EC4A 3BZ
Bankers	HSBC Bank plc 8 Canada Square, London, E14 5HQ
	BMO Harris Bank N.A. 111 W. Monroe St. Chicago, Illinois 60603
	Barclays Bank plc 1 Churchill Place, London, E14 5HP
	Lloyds Bank plc 25 Gresham Street, London, EC2V 7HN
	ICBC (London) plc 81 King William Street, London, EC4N 7BG

257

This Annual Report contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Statements regarding our future results of operations and financial position, growth strategy and opportunities, business and sustainability goals, future potential acquisitions and synergies are forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: • subdued commodity market activity or pricing levels; • the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine or the on-going conflicts in the Middle East, on market volatility, global macroeconomic conditions and commodity prices; • changes in interest rate levels; • the risk of our clients and their related financial institutions defaulting on their obligations to us; • regulatory, reputational and financial risks as a result of our international operations; • software or systems failure, loss or disruption of data or data security failures; • an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; • market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; • the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; • the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; • lack of sufficient financial liquidity; • if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; and • significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; as well as the other important factors discussed under the caption “Risk Factors’ in the Company's Prospectus Supplement filed with the Securities and Exchange Commission on October 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission, accessible on its website at www.sec.gov and the Investors Relations section of the Company at www.marex.com. The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to the Annual Report completely and with the understanding that our actual future results or performance may be materially different from what we expect. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. You should read this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Cautionary Statement re Forward-Looking Statements 258

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